As filed with the Securities and Exchange Commission on November 23, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BANKRATE, INC.

(Exact name of registrant as specified in its charter)

Delaware	7389	65-0423422
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11760 U.S. Highway One, Suite 200

North Palm Beach, Florida 33408

(561) 630-2400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Edward J. DiMaria, Senior Vice President-Chief Financial Officer

11760 U.S. Highway One, Suite 200

North Palm Beach, Florida 33408

(561) 630-2400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Benjamin M. Roth, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000 (212) 403-2000 (facsimile)	Joshua N. Korff, Esq. Christopher A. Kitchen, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800 (212) 446-6460 (facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, par value $0.01 per share	12,075,000(1)	$19.25	$232,443,750	$26,638.06

(1)	Includes shares of common stock that the underwriters have an option to purchase. See “Underwriting.”
(2)	Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended. In accordance with Rule 457(c) of the Securities Act of 1933, as amended, the price shown is the average of the high and low selling prices of the common stock on November 21, 2011, as reported on the New York Stock Exchange.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated November 23, 2011

10,500,000 Shares

BANKRATE, INC.

Common Stock

This is a public offering of shares of common stock of Bankrate, Inc. The selling stockholders identified in this prospectus, which include the beneficial owner of a majority of Bankrate, Inc.’s shares of common stock and certain directors and officers of Bankrate, Inc., are offering 10,500,000 shares. Bankrate, Inc. will not receive any of the proceeds from the sale of shares in this offering. Our common stock is listed on the New York Stock Exchange under the symbol “RATE.” The last reported closing sale price of our common stock on November 22, 2011 was $19.87 per share.

See “Risk Factors” on page 13 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional 1,575,000 shares from the selling stockholders, at the public offering price, less the underwriting discount within 30 days from the date of this prospectus.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2011.

Goldman, Sachs & Co.	BofA Merrill Lynch
Citigroup	J.P. Morgan

Allen & Company LLC

Stephens Inc.	RBC Capital Markets

Prospectus dated                  , 2011

# Empowering Consumers

## to Make More Informed Personal Finance Decisions

SOLD
SALE

**Comprehensive. Objective. Free.**

Bankrate, Inc.

We and the selling stockholders have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. Neither we nor the selling stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Industry and Market Data

This prospectus includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources, and which we believe to be reliable. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding our industry data and market data presented or relied on herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

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PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. Please read the entire prospectus, including the consolidated financial statements and the related notes and the section entitled “Risk Factors,” before you decide to invest. In addition, this prospectus includes forward-looking information that involves risks and uncertainties. See “Cautionary Statement Concerning Forward-Looking Statements.” Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to the “Company” is to Bankrate, Inc., a Delaware corporation, and references to “Bankrate,” “we,” “us” and “our” are to the Company and its consolidated subsidiaries.

Overview

We are a leading publisher, aggregator and distributor of personal finance content on the Internet. We provide consumers with proprietary, fully researched, comprehensive, independent and objective personal finance editorial content across multiple vertical categories including mortgages, deposits, insurance, credit cards, and other categories, such as retirement, automobile loans, and taxes. We also aggregate rate information from over 4,800 institutions on more than 300 financial products. With coverage of nearly 600 local markets in all 50 U.S. states, we generate over 172,000 distinct rate tables capturing on average over three million pieces of information daily. Our comprehensive offering of personal finance content and product research has positioned us as a recognized personal finance authority with over 10,000 attributable media mentions or interviews in 2010, including numerous television features on major networks. Our online network, which consists of Bankrate.com, our flagship website, and our other owned and operated personal finance websites, had over 150 million visits in 2010. In addition, we distribute our content on a daily basis to over 175 major online partners and print publications, including some of the most recognized brands in the world.

Our business benefits from the secular shift toward consumer use of the Internet to research and shop for personal finance products. The Internet’s unique aggregation capabilities allow consumers to access and research vast amounts of information to efficiently compare prices and enable an informed purchase decision. We believe this is driving consumers to increasingly research and apply online for personal finance products and shift away from more traditional buying patterns. We stand to benefit from this major secular shift as a result of our leading position in the personal finance services markets driven by our strong brands, proprietary and aggregated content, breadth and depth of personal finance products, broad distribution, leading position in algorithmic search results and monetization capabilities.

Founded 35 years ago as a print-based financial and market data research business, Bankrate began moving online in 1996. Since 2004, under the leadership of our current management team, we have strategically broadened and diversified our product, content and consumer offerings through internal development activities and acquisitions. We now offer:

•	branded content that educates consumers and financial professionals on a variety of personal finance topics;

•	a market leading platform for consumers searching for competitive rates on mortgages, deposits, and money market accounts;

•	competitive quotes to consumers for auto, business, home, life, health and long-term care insurance from our leading network of insurance agents and carriers; and

•	comparative credit card offers to customers for consumer and business credit cards in the United States, Canada and the United Kingdom through our leading network of credit card websites.

Our unique content and rate information is distributed through three main sources: our owned and operated websites, online co-brands, and print partners. We own a network of content-rich, proprietary websites focused on specific vertical categories, including mortgages, deposits, insurance, credit cards and other personal finance categories. We also develop and provide web services to over 75 co-branded websites with online partners, including some of the most trusted and frequently visited personal finance sites on the Internet such as Yahoo!, AOL, CNBC and Bloomberg. In addition, we license editorial content to over 100 newspapers on a daily basis including The Wall Street Journal, USA Today, The New York Times, The Los Angeles Times and The Boston Globe.

Our primary sources of revenue are display advertising, performance-based advertising and lead generation. In 2010, we generated pro forma revenue of $300.9 million, pro forma Adjusted EBITDA of $93.0 million, net loss of $21.4 million, and cash flow from operating activities of $31.2 million. During the nine months ended September 30, 2011, we generated revenue of $310.4 million, Adjusted EBITDA of $96.9 million, net loss of $27.5 million, and cash flow from operating activities of $7.7 million. See “Summary Historical and Pro Forma Financial Data” for a reconciliation of pro forma Adjusted EBITDA and Adjusted EBITDA to net income.

Recent History

After 10 years as a public company, we were acquired on August 25, 2009 by Ben Holding S.à r.l., an entity wholly owned by investment funds advised by Apax Partners, L.P. and Apax Partners LLP (the “Bankrate Acquisition”). Since then, we have executed several acquisitions, including two significant and strategically important acquisitions in NetQuote Holdings, Inc. and CreditCards.com, Inc. (the “2010 Acquisitions”), enabling us to strengthen our offering to both advertisers seeking high quality leads and consumers who are looking for a comprehensive suite of financial products. These acquisitions have strengthened our position through increased selection of products and increased scale of our audience resulting in greater appeal to personal financial services partners and greater spending per partner. In June 2011, the company consummated its initial public offering (the “Initial Public Offering”) of shares at a price of $15.00 per share, in which the Company sold 12,500,000 shares of common stock and certain stockholders of the Company sold 10,494,455 shares of common stock.

Industry

The Internet has evolved into one of the most effective and comprehensive sources for personal finance content. Traditionally, consumers used sources of information such as word-of-mouth, referrals, newspapers, mortgage guides, insurance brokers and agents to research and address their financial needs. However, these approaches are often time consuming, error prone, and not transparent. Widespread access to the Internet and availability of content and the benefits associated with shopping and researching online has allowed consumers to increasingly rely on the Internet for their financial shopping needs. Using the Internet, consumers can search for and compare financial products and services across multiple sites and choose the right alternative for them. According to an industry study, over 60% of financial services consumers conducted research online and 37% of consumers who conducted research online also applied for a financial product online.

Companies have expanded their online marketing efforts to reach this large and growing online audience cost-effectively. As website traffic grows, online advertising continues to grow as a share of overall advertising. This secular shift is expected to continue in the United States as ZenithOptimedia estimates that online advertising will grow at a compound annual rate of 15% from 2010 through 2013. ZenithOptimedia also estimates that as of 2010 only 15% of total advertising spent in the United States has moved online. We believe our business will continue to benefit as the percentage of advertising dollars spent online increases to reflect the greater amount of media consumed online.

As the economy and job markets recover, the personal financial services market is well-positioned to continue to rebound. Since demand for financial services is generally correlated to the growth of the economy, financial institutions’ online and traditional marketing spend is expected to increase as a result. For example, in 2010, major credit card companies increased advertising and lead generation spending after significantly cutting their budgets in 2008 and 2009.

We believe our end markets are well positioned to experience healthy growth in the coming years given the increasing use of the Internet, the shift in advertising spend from offline to online, the anticipated economic rebound and improving macroeconomic trends.

Our Solution

We provide consumers and institutions with a comprehensive personal finance marketplace through our leading content-rich flagship website, Bankrate.com, and our other branded personal finance destination websites. We allow consumers to shop for a wide variety of financial products and services online, including mortgages, deposit accounts, insurance products and credit cards. We offer fully researched, independent and objective financial content to our consumers through an easy-to-use web interface. We offer our advertisers access to a high quality ready-to-transact visitor base. We understand the importance of critical financial decisions and have designed our solutions to provide relevant information, content and advice to consumers to help them make the right decisions more efficiently and conveniently.

Our brand and the scale and quality of our content have helped us attract increasing numbers of ready-to-transact consumers over the years. As more consumers visited and researched personal finance products on our websites, more financial institutions listed their products and services with us. The combination of more consumers seeking personal finance products online and more companies providing more products and services increases the quality, depth and breadth of our offerings and attracts even more consumers, advertisers and institutions as a result. Additionally, the prominence of our brands, the quality of our content, the engineering architecture of our site, and many other factors that drive relevance have generally resulted in prominent placement in financial services search results for the leading search engines. This increased distribution via algorithmic search provides additional traffic to our website, again further attracting more partners and resulting in increased selection of personal finance products and more content. This virtuous cycle has enabled us to reinforce our leadership position and achieve a loyal advertiser and consumer base.

Our Strengths

Market Leader for Personal Finance Content. We are a market leading publisher, aggregator, and distributor of personal finance content on the Internet. We believe our leading position will continue to enable us to take advantage of the secular shift to the Internet as a source of personal finance solutions.

Leading Consumer Brands. We have built strong, recognizable and highly trusted brands over our 35 year history. We believe this is an important competitive differentiator. Furthermore, the strength of our brand has permitted us to be a partner of choice for other leading personal finance content providers.

High Quality, Proprietary Content. We provide consumers with proprietary, fully researched, comprehensive, independent and objective personal finance content, data and tools. Our editorial staff of 29 editors and reporters, 90 freelancers and 13 expert columnists delivers “best in class” content and provides news and advice through over 180 new articles per week on top of over 48,000 stories in our database. We also aggregate rate information from over 4,800 institutions and have broadened the focus to more than 300 financial products in nearly 600 local markets. In addition, we generate 172,000 distinct rate tables capturing on average over three million pieces of information on a weekly basis. The competency of creating unique content would be challenging for others to replicate.

Significant Selection, Breadth and Depth of Offering. Bankrate provides both a broad range of personal finance services products across numerous vertical categories including mortgages, deposits, insurance, credit cards, and other personal finance categories, including retirement, automobile loans, and taxes, as well as great depth of selection in each category. Our selection both across and within these categories is a key differentiator in the value proposition to personal financial service shoppers.

Superior Distribution Platforms. Our unique content and rate information is distributed through three main sources: owned and operated websites, online co-brands, and print partners. This distribution network enables us to drive large amounts of high quality traffic to our network while increasing our brand awareness in an extremely cost-effective way.

Diverse Monetization Opportunities and Strong Cash Flow. Our primary sources of revenue are display advertising, performance-based advertising and lead generation. The multiple ways to monetize a given page view or unique visitor to our site, combined with a highly scalable infrastructure and low capital expenditure or working capital needs, results in strong cash flow conversion.

Strong, Experienced Management Team. Our management team has an in-depth understanding of the online media and personal finance industries as well as extensive experience growing companies’ profitability, both organically and through acquisitions.

Our Growth Strategy

Maintain Leadership as a Trusted and Authoritative Source for Personal Finance Content. We are focused on maintaining our position as a leading destination platform for personal finance information. As consumers increase their usage of the Internet as a tool for personal finance needs, we intend to maintain and improve our position in online comparative research for mortgages, deposit products, insurance and credit cards and potentially in additional vertical personal finance markets.

Increase Traffic to Our Network. We believe our unique and differentiated content offering, the strength of our brands and our marketing efforts will allow us to drive substantial traffic to our online network. We intend to continue to focus on efforts that explicitly drive traffic to our websites including search engine optimization, public relations, print partnerships, increasing the size of our co-brand partner network, and limited, high return on investment, paid search efforts.

Continue to Increase Monetization of Our Traffic. By advertising on our online network, banks, brokers, insurance companies, credit card issuers and other advertisers are accessing targeted, quality consumers poised to engage in a high-value transaction. We intend to continuously enhance our product offering and targeting capabilities to advertisers to ensure we are increasing our monetization of content and traffic.

Develop New Products that Increase the Quality of Our Offering to Consumers, Advertisers and Partners. By enhancing and expanding our product set, we seek to maintain our industry leadership. The key goals of all of our product development efforts are to satisfy consumers, drive traffic, increase monetization and increase affiliate and partner opportunities.

Pursue Additional Strategic Acquisitions. Acquiring companies opportunistically is a strategic core competency for us. We believe our industry relationships allow us to identify specialized companies that are attractive acquisition candidates. We intend to continue to pursue strategic growth opportunities that complement our online network to cost-effectively gain market share, expand into vertical categories and strengthen our content portfolio.

Restructuring

The Company consummated its Initial Public Offering of shares of common stock on June 22, 2011. In addition, on June 30, 2011, in accordance with the terms of the indenture (the “Indenture”) governing our 11 3/4% senior secured notes due 2015 (the “Notes”), the Company used $123.0 million of the proceeds from the Initial Public Offering to redeem $105.0 million aggregate principal amount of the then-outstanding Notes (the “Notes Redemption”) and to pay interest accrued on the Notes.

The Company is a Delaware corporation and prior to the consummation of the Initial Public Offering, BEN Holdings, Inc., a Delaware corporation (“Holdings”), owned 100% of the Company’s equity interests. On June 21, 2011, prior to the consummation of the Initial Public Offering, each share of common and preferred stock of Holdings outstanding at such time was exchanged for new shares of a single class of common stock of Holdings (the “Recapitalization”). In addition, following the Recapitalization and prior to the consummation of the Initial Public Offering, Holdings merged with and into the Company, with the Company surviving (the “Merger”). In the Merger, each share of the new Holdings common stock converted into shares of common stock of the Company, and all outstanding shares of Company common and preferred stock outstanding immediately prior to the Merger were cancelled. The consummation of the Initial Public Offering was premised on the prior consummation of the Recapitalization and the Merger. The surviving corporation in the Merger retained the name “Bankrate, Inc.”

In connection with the Merger and the Initial Public Offering, the Company entered into a Fourth Amended and Restated Stockholders Agreement that provides the Company’s existing direct and indirect stockholders with certain rights, including rights of Ben Holding S.à r.l., our majority stockholder which is, in turn, controlled by the Apax VII Funds (as defined below), to nominate board members and to cause the subsequent registration of additional shares of common stock. Pursuant to this agreement, Ben Holding S.à r.l. has the right to nominate a majority of the members of our board of directors, although at this time there are only four such designees on the eight-member board. All parties to this agreement, who in the aggregate will own approximately 65% of our outstanding common stock after giving effect to this offering, are obligated to vote for the election of such nominees. See “Certain Relationships and Related Party Transactions” below.

The Merger was accounted for as a common control merger and in a manner similar to a pooling of interests. Accordingly, Holdings and Bankrate were consolidated retroactively to the earliest period presented, using the historical cost basis of each entity. The common stock, per common share, and increase in authorized share amounts in the financial information presented throughout this prospectus have been presented to retroactively reflect these transactions to the earliest period presented.

Principal Stockholders

Apax Partners is one of the world’s leading private equity investment groups. It operates across the United States, Europe and Asia and has more than 35 years of investing experience. Funds under the advice and management of Apax Partners globally total over $35.0 billion. These funds provide long-term equity financing to build and strengthen world-class companies. Funds advised by Apax Partners invest in companies across its global sectors of Tech & Telecom, Retail & Consumer, Media, Healthcare and Financial & Business Services. See “Certain Relationships and Related Party Transactions” and “Principal and Selling Stockholders” and the documents referred to herein for more information with respect to our relationship with funds advised by Apax Partners.

Interests of Related Persons

Ben Holding S.à r.l., Apax Partners, L.P. and certain of our directors and executive officers received cash, common stock, or other consideration as a result of the Initial Public Offering and will receive cash consideration as a result of this offering, in each case as described below.

Prior to the Initial Public Offering, each of the Company’s executive officers participated in our Exit Event Incentive Bonus Plan, pursuant to which participants received bonuses if, among other things, the Apax VII

Funds received a specified rate of return in an initial public offering. However, no bonuses were paid under this plan and this plan is no longer in effect. For more detail on the terms of the Exit Incentive Bonus Plan, see “Compensation Discussion and Analysis—Exit Event Incentive Bonus Plan” below.

Prior to the Initial Public Offering, each of the Company’s executive officers held unvested shares of Class B Common Stock of Holdings which vested in connection with the Initial Public Offering. Messrs. Boyd, Evans, DiMaria, Hoogterp, Ricciardelli and Ross realized value equal to $544,253, $16,801,957, $6,720,783, $3,367,139, $3,367,139 and $6,734,278, respectively.

Pursuant to a pre-existing Material Event Investment Advisory Agreement with Apax Partners L.P. and related advisory arrangements, Apax Partners L.P. and certain of the Company’s directors and executive officers received payments in connection with the Initial Public Offering. For more detail, see “Certain Relationships and Related Party Transactions—Material Event Investment Advisory Agreement.” Under these advisory arrangements, Apax Partners L.P. and Messrs. Morse, Boyd, Evans, DiMaria, Hoogterp, Ricciardelli and Ross received payments equal to $34,700,220, $2,361,468, $6,531, $300,979, $11,079, $8,361, $2,341 and $6,688, respectively.

Ben Holding S.à r.l. and certain of our directors and executive officers held shares of one or more of the Holdings preferred stock, Class A Common Stock, or Class B Common Stock prior to the consummation of the Initial Public Offering. These shares were exchanged for and converted into common shares of the Company in the Recapitalization and Merger. For more detail, see “Certain Relationships and Related Party Transactions—The Recapitalization and Merger”. As a result of the Recapitalization and Merger, Ben Holding S.à r.l. and Messrs. Morse, Boyd, Evans, DiMaria, Hoogterp, Ricciardelli and Ross received 77,111,599, 5,247,708, 50,797, 1,788,972, 472,673, 243,055, 229,678 and 463,815 shares of common stock of the Company, respectively.

Prior to the consummation of the Initial Public Offering, the Company granted approximately 120,135 shares of restricted stock to its employees under its new long-term incentive plan, which will vest over a one-year period (subject to continued employment through the vesting date). Of these shares, Messrs. DiMaria, Hoogterp, Ricciardelli and Ross received awards of 2,706 each. In addition, the Company granted to certain of its employees options exercisable for 5,000,000 shares of our common stock, which will vest over a four-year period (subject to continued employment). Messrs. Pinola, Evans, DiMaria, Hoogterp, Ricciardelli and Ross received options exercisable for 10,000, 995,000, 550,000, 300,000, 300,000 and 400,000 shares, respectively.

Ben Holding S.à r.l. and certain of our directors and executive officers sold shares of the Company’s common stock in the Initial Public Offering. After expenses, Ben Holding S.à r.l. and Messrs. Morse, Boyd, Evans, DiMaria, Hoogterp, Ricciardelli and Ross received proceeds of $130,213,965, $8,861,512, $69,499, $2,519,346, $665,647, $684,569, $646,894 and $1,306,351, respectively, from the sale of their shares of common stock in the Initial Public Offering. In addition, Ben Holding S.à r.l. and certain of our directors and executive officers intend to sell shares of the Company’s common stock in this offering. For more detail, see “Principal and Selling Stockholders.” Ben Holding S.à r.l. and Mr. Evans are offering 10,235,835 and 242,833 shares in this offering, respectively. After expenses, assuming a public offering price of $             and assuming no exercise of the underwriters’ option to acquire additional shares, Ben Holding S.à r.l. and Mr. Evans will receive proceeds of $             and $            , respectively.

Risk Factors

Participating in this offering involves substantial risk. Our ability to execute our strategy also is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges and risks include the following:

•	our dependence on online advertising revenue;

•	intense competitive pressures in the Company’s industry;

•	dependence on Internet search engines and the prominence of the Company’s websites in search results;

•	exposure to interest rate volatility;

•	rapidly-changing technologies and industry standards and technical challenges;

•	reliance on the Company’s brands; and

•	the Company’s significant leverage and restrictions on operations under the terms of the Company’s indebtedness.

Before you participate in this offering, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Additional Information

Bankrate was founded in 1976 and Bankrate, Inc. was incorporated in the State of Delaware in 2011. Our principal executive offices are located at 11760 U.S. Highway One, Suite 200, North Palm Beach, Florida 33408, and our main telephone number is (561) 630-2400.

We also maintain an Internet site at www.bankrate.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in deciding whether to purchase our securities.

THE OFFERING

Common stock offered by the selling stockholders	10,500,000 shares

Overallotment option	1,575,000 shares

Common stock to be outstanding after this offering	99,993,300 shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares in this offering. See “Use of Proceeds” and “Principal and Selling Stockholders.”

Dividend policy	We have not declared or paid any dividends on our common stock. We currently intend to retain all of our future earnings, if any, for use in our business and do not anticipate paying any cash dividends for the common stock in the foreseeable future. See “Dividend Policy.”

Risk factors	You should read the “Risk Factors” section and other information included in this prospectus for a discussion of factors to consider carefully before deciding to invest in our common stock.

New York Stock Exchange symbol	RATE

The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of November 21, 2011, and excludes 4,900,000 shares of common stock available for future issuance upon exercise of options issued in connection with the Initial Public Offering under our equity compensation plans.

Assumptions Used in This Prospectus

Except as otherwise indicated, all information contained in this prospectus assumes a public offering price of $19.87, the closing price of our common stock on the New York Stock Exchange on November 22, 2011, and that the underwriters do not exercise their option to purchase up to an additional 1,575,000 shares of our common stock.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following table presents our summary historical and pro forma financial data and certain other statistical data. The summary historical consolidated financial data as of and for each of the periods ended December 31, 2009 and 2010 and statement of operations and cash flow data for the year ended December 31, 2008 and the period ended August 24, 2009 have been derived from our audited consolidated financial statements, included elsewhere in this prospectus. As a result of the Bankrate Acquisition, our financial results were separately presented in our financial statements for the “Predecessor” entity for periods prior to the acquisition date of August 25, 2009. As a result, periods prior to August 25, 2009 are not necessarily comparable to periods after that date. As a result of the Merger and Recapitalization, Holdings and the Company were consolidated retroactively in the “Successor” entity, beginning July 17, 2009, the date of inception of Holdings. The summary historical balance sheet data as of December 31, 2008 and August 24, 2009 have been derived from our audited consolidated financial statements not included in this prospectus.

The summary historical consolidated financial data as of and for each of the periods ended September 30, 2010 and 2011 have been derived from our unaudited interim condensed consolidated financial statements, included elsewhere in this prospectus. The operating results for the nine months ended September 30, 2010 and 2011 include all adjustments, consisting of only normal and recurring adjustments, that we consider necessary for a fair statement of the results of such interim periods. The interim results are not necessarily an indication of the results for the full year.

The unaudited pro forma consolidated statement of operations data for the period ended December 31, 2010, which gives effect to the 2010 Acquisitions, the issuance of the Notes on July 13, 2010, the Initial Public Offering and the Notes Redemption as if they had occurred on January 1, 2010 have been derived from our historical audited consolidated financial statements and the unaudited interim condensed consolidated financial statements of NetQuote Holdings, Inc. and CreditCards.com, Inc. for the period from January 1, 2010 to June 30, 2010 included elsewhere in this prospectus and the unaudited interim condensed consolidated financial statements of NetQuote Holdings, Inc. and CreditCards.com not included in this prospectus. This pro forma information does not purport to represent what our results of operations or financial position would have been if the 2010 Acquisitions, the issuance of the Notes, the Initial Public Offering and the Notes Redemption had occurred as of the dates indicated or what those results will be for future periods.

The historical consolidated financial data and other statistical data presented below should be read in conjunction with our consolidated financial statements and the related notes thereto, included elsewhere in this prospectus, and the sections entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Financial information included below may not be indicative of our future performance.

	Predecessor		Successor			Successor
($ in thousands, except per share data)	Year ended December 31, 2008(1)	Period from January 1, 2009 through August 24, 2009	Period from July 17, 2009 through December 31, 2009	Year ended December 31, 2010(2)	Pro forma year ended December 31, 2010(3)	Nine months ended September 30, 2010(4)	Nine months ended September 30, 2011(5)
					(unaudited)	(unaudited)	(unaudited)
Statement of Operations Data and Other Data:
Revenue	$166,855	$87,646	$43,837	$220,598	$300,887	$143,333	$310,431
Cost of revenue, excluding stock based compensation	64,132	35,333	18,669	85,326	114,663	56,507	110,992
Stock based compensation—cost of revenue	1,963	2,958	—	—	—	—	237

Gross margin	100,760	49,355	25,168	135,272	186,224	86,826	199,202

Operating expenses:
Sales	6,891	4,566	2,555	8,624	10,892	6,255	9,217
Marketing	12,437	5,958	3,629	23,672	39,371	13,783	59,358
Product development	6,067	4,336	2,546	8,722	11,699	6,280	10,042
General and administrative	19,242	10,919	5,905	22,991	31,288	15,671	23,893
Stock based compensation	11,454	19,556	—	—	—	—	2,690
Acquisition, offering and related expenses and related party fees	—	34,562	4,936	17,390	148	16,139	40,857
Restructuring charges	—	—	—	3,288	3,568	3,358	238
Impairment charges	2,433	—	—	—	—	—	—
Legal settlements	—	—	—	1,646	1,495	141	—
Depreciation and amortization	9,134	8,294	9,789	35,226	45,207	25,574	32,566

	67,658	88,191	29,360	121,559	143,668	87,201	178,861

Income (loss) from operations	33,102	(38,836)	(4,192)	13,713	42,556	(375)	20,341
Other expense	—	—	—	(306)	(306)	—	—
Interest income (expense), net	1,562	30	(12,093)	(38,455)	(27,954)	(28,242)	(25,439)
Loss on redemption of Notes	—	—	—	—	—	—	(16,629)

Income (loss) before income taxes	34,664	(38,806)	(16,285)	(25,048)	14,296	(28,617)	(21,727)
Income tax (benefit) expense	15,043	(4,222)	(6,509)	(3,651)	9,106	(11,974)	5,740

Net income (loss)	$19,621	$(34,584)	$(9,776)	$(21,397)	$5,190	$(16,643)	$(27,467)

Basic and diluted income (loss) per share:
Basic	$1.04	$(1.83)	$(0.22)	$(0.30)	$0.05	$(0.25)	$(0.30)
Diluted	1.01	(1.83)	(0.22)	(0.30)	0.05	(0.25)	(0.30)
Weighted average common shares outstanding:
Basic	18,848,125	18,862,259	43,692,073	71,494,223	96,128,697	66,239,400	92,233,345
Diluted	19,498,209	18,862,259	43,692,073	71,494,223	96,128,697	66,239,400	92,233,345
Other Financial Data:
EBITDA(6)	$42,236	$(30,542)	$5,597	$48,633	$87,457	$25,199	$36,278
Adjusted EBITDA(6)	58,086	26,534	10,533	71,263	92,974	44,837	96,929
Balance Sheet Data:
Cash and cash equivalents	$46,055	$59,310	$77,690	$115,630		$95,727	$64,489
Working capital	48,874	60,754	27,736	65,141		69,269	121,868
Intangible assets, net	83,347	76,533	224,372	365,745		376,573	352,299
Goodwill	101,856	101,886	349,749	559,168		526,921	573,745
Total assets	270,750	289,640	706,368	1,125,627		1,097,506	1,106,997
Total stockholders’ equity	248,430	237,927	323,240	626,056		625,355	771,892

(1)	Includes the acquired assets and liabilities of Blackshore Properties, Inc. (owner of Bankaholic.com), LinkSpectrum Co. (owner of CreditCardGuide.com), InsureMe, Inc. (owner of InsureMe.com) and Lower Fees, Inc. (owner of FeeDisclosure.com) from the respective dates of acquisition.
(2)	Includes the acquired stock of NetQuote Holdings, Inc. (owner of NetQuote.com) and CreditCards.com, Inc. (owner of CreditCards.com), and acquired assets and liabilities of InfoTrak National Data Services, Jim Wang Enterprises, LLC (owner of Bargaineering.com) and InsuranceQuotes.com Development, LLC (owner of InsuranceQuotes.com) from the respective dates of the acquisition. The December 31, 2010 balance sheet data has been derived from the Company’s unaudited interim condensed consolidated financial statements included elsewhere in this prospectus and have been presented as consolidated to reflect the Merger for comparative purposes.
(3)	No pro forma balance sheet is required.

(4)	Includes the acquired assets and liabilities of Jim Wang Enterprises, LLC (owner of Bargaineering) from the date of the acquisition.
(5)	Includes the acquired assets and liabilities of certain entities that are individually and in the aggregate immaterial to the Company’s net assets and operations from the respective dates of the acquisition.
(6)	EBITDA represents net income (loss) before income tax (benefit) expense, interest expense (income), net and depreciation and amortization. Adjusted EBITDA represents EBITDA before stock based compensation, impairment charges, acquisition related expenses and related party fees, restructuring charges, legal settlements (net), loss on sale of Savingforcollege.com and loss on redemption of Notes. EBITDA and Adjusted EBITDA are supplemental measures of our performance and are not measurements of our financial performance under GAAP and should not be considered as alternatives to net income or other performance measures derived in accordance with GAAP, or as alternatives to cash flow from operating activities as measures of our liquidity. In addition, our measurements of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Management believes that the presentation of EBITDA and Adjusted EBITDA included in this prospectus provides useful information to investors regarding our results of operations because they assist in analyzing and benchmarking the performance and value of our business. The following table reconciles our net income (loss) to EBITDA and EBITDA to Adjusted EBITDA for the periods presented:

	Predecessor		Successor			Successor
($ in thousands)	Year ended December 31, 2008	Period from January 1, 2009 through August 24, 2009	Period from July 17, 2009 through December 31, 2009	Year ended December 31, 2010	Pro forma year ended December 31, 2010	Nine months ended September 30, 2010	Nine months ended September 30, 2011
					(unaudited)	(unaudited)	(unaudited)
Net income (loss)	$19,621	$(34,584)	$(9,776)	$(21,397)	$5,190	$(16,643)	$(27,467)
Income tax (benefit) expense	15,043	(4,222)	(6,509)	(3,651)	9,106	(11,974)	5,740
Interest (income) expense, net	(1,562)	(30)	12,093	38,455	27,954	28,242	25,439
Depreciation and amortization	9,134	8,294	9,789	35,226	45,207	25,574	32,566

EBITDA	42,236	(30,542)	5,597	48,633	87,457	25,199	36,278
Stock based compensation(a)	13,417	22,514	—	—	—	—	2,927
Impairment charges(b)	2,433	—	—	—	—	—	—
Acquisition, offering and related expenses and related party fees(c)	—	34,562	4,436	17,390	148	16,139	40,857
Restructuring charges(d)	—	—	—	3,288	3,568	3,358	238
Legal settlements, net(e)	—	—	500	1,646	1,495	141	—
Loss on sale of Savingsforcollege.com(f)	—	—	—	306	306	—	—
Loss on redemption of Notes(g)	—	—	—	—	—	—	16,629

Adjusted EBITDA	$58,086	$26,534	$10,533	$71,263	$92,974	$44,837	$96,929

(a)	Represents the non-cash expense of stock based compensation of Bankrate that was discontinued in connection with the Bankrate Acquisition and re-established in connection with the Company’s Initial Public Offering.
(b)	Reflects intangible asset impairment charges for Bankrate of $2.4 million in the year ended December 31, 2008.
(c)	Reflects acquisition related expenses incurred by Bankrate in connection with (i) the Bankrate Acquisition in the periods ended July 17, 2009 and December 31, 2009; (ii) the NetQuote and CreditCards acquisitions and the Notes offering in the year ended December 31, 2010; (iii) the Trouvé acquisition and the Initial Public Offering in the nine months ended September 30, 2011. Included within the amount is $284,000, $780,000 and $256,000 of professional fee expenses in the period from July 17, 2009 through December 31, 2009, the year ended December 31, 2010 and the nine months ended September 30, 2011, respectively, related to the stockholder litigation arising out of the Bankrate Acquisition, which was fully settled and closed on February 23, 2011. Further, the adjustment eliminates advisory fees payable to shareholders for advisory services. See the section entitled “Certain Relationships and Related Party Transactions.”
(d)	During the year ended December 31, 2010, the Company terminated 81 employees to achieve cost savings and also exited two building facilities as a result of the 2010 Acquisitions resulting in a $3.3 million restructuring charge. The pro forma amount also eliminates costs incurred by CreditCards prior to acquisition related to a troubled debt restructuring. During the nine months ended September 30, 2010 and 2011, the Company terminated 56 and one employees, respectively, to achieve cost savings in connection with the 2010 Acquisitions.

(e)	The Company incurred $500,000, $141,000 and $1.6 million in settlement costs in the period from July 17, 2009 through December 31, 2009, nine months ended September 30, 2010 and the year ended December 31, 2010, respectively, related to the stockholder litigation arising out of the Bankrate Acquisition, which was fully settled and closed on February 23, 2011. The $500,000 amount is included in acquisition related expenses and related party fees in the statement of operations. In addition, NetQuote recognized a gain on legal settlement of $151,000 related to litigation with one of its customers which is also being adjusted in the pro forma information.
(f)	The Company recorded a loss on the sale of Savingforcollege.com in December 2010.
(g)	The Company recognized a loss on the early redemption of the Notes in June 2011 in connection with the Initial Public Offering.

RISK FACTORS

An investment in our common stock involves risk. You should carefully consider the following risks as well as the other information included in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes, before investing in our common stock. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or prospects, and cause the value of our common stock to decline, which could cause you to lose all or part of your investment in our Company.

Risks Related to Our Business

Our success depends on online advertising revenue.

We have historically derived, and we expect to continue to derive, the majority of our revenue through the sale of advertising space, financial product leads and hyperlinks on our online network. Any factors that limit the amount advertisers are willing to and do spend on advertising on our websites could have a material adverse effect on our business. These factors may include our ability to:

•	maintain a significant number of unique website visitors and corresponding significant reach of Internet visitors;

•

successfully convert visitors to some of our websites into credit card applicants and maintain a significant rate at which credit card applications completed through some of our websites are approved by our credit card issuer customers;

•	successfully convert consumers’ visits to some of our websites into transaction fees and/or revenue from insurance agents or carriers;

•	compete with alternative advertising sources;

•	maintain a significant number of sellable impressions generated from website visitors available to advertisers;

•	accurately measure the number and demographic characteristics of our visitors;

•	successfully sell and market our online network to our advertisers, including mortgage loan, credit card and insurance product providers;

•	handle temporary high volume traffic spikes to our online network;

•	convince traditional media advertisers to advertise on our online network;

•	increase traffic to our online network; and

•	acquire and generate insurance leads.

Most of our advertising contracts are short-term and are subject to termination by the advertiser at any time. Advertisers who have longer-term contracts may fail to honor their existing contracts or fail to renew their contracts. If a significant number of advertisers or a few large advertisers decide not to continue advertising on our websites, we could experience an immediate and substantial decline in our revenues over a relatively short period of time.

We face intense competitive pressures that may harm our operating results.

We face intense competition in all our businesses, and we expect competition to remain intense in the future. We compete with, among others, search engines utilizing keyword cost-per-click advertising or comparison advertising sites/networks; lead aggregators and websites committed to specific personal finance products; numerous websites in each of our vertical categories competing for traffic and for advertisers; financial institutions, including mortgage lenders, deposit institutions, insurance providers and credit card issuers, many of whom are also our customers; and traditional offline personal finance marketing channels, including direct mail, retail bank branch networks, television, radio, print and online advertising and call centers. Some of these competitors have significantly greater financial resources than we do and could use those resources to develop more directly competitive product offerings and editorial content and undertake advertising campaigns to promote those new offerings and content, which could result in diminished traffic to our websites and reduce our overall competitive and market position. In addition, new competitors may enter this market as there are few barriers to entry. For example, Google has recently begun presenting comparisons of mortgage, credit card and deposit interest rates through its search engine, which may divert consumers away from our websites, including consumers who would otherwise find, be directed or be linked to our websites through the Google search engine. If Google is successful in its efforts, this could have an adverse effect on our business, operating results and prospects. Our online competitors may adopt certain aspects of our business model or replicate the appearance and features of our website, which could reduce our ability to differentiate our services. Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than us. Many competitors have complementary products or services that drive traffic to their websites. In the future, competitors could introduce superior products and services or reduce prices below ours. Increased competition could result in lower website traffic, advertising rate reductions, reduced margins or loss of market share, any of which would adversely affect our business and operating results.

We depend upon Internet search engines to attract a significant portion of the visitors to our websites, and any change in the prominence of our websites in either paid or algorithmic search result listings could cause the number of visitors to our websites and our revenue to decline.

We depend in significant part on various Internet search engines, such as Google and Bing, and other search websites to direct a significant number of visitors to our websites to provide our online services to our clients. Search websites typically provide two types of search results, algorithmic and paid listings. Algorithmic, or organic, listings are determined and displayed solely by a set of formulas designed by search companies. Paid listings can be purchased and then are displayed if particular words are included in a user’s Internet search. Placement in paid listings is generally not determined solely on the bid price, but also takes into account the search engines’ assessment of the quality of website featured in the paid listing and other factors. We rely on both algorithmic and paid search results, as well as advertising on other websites, to direct a substantial share of the visitors to our websites.

Our ability to maintain the number of visitors to our websites from Internet search websites and other websites is not entirely within our control. For example, Internet search websites frequently revise their algorithms in an attempt to optimize their search result listings or to maintain their internal standards and strategies. Changes in the algorithms could cause our websites to receive less favorable placements, which could reduce the number of users who visit our websites. We have experienced and continue to experience fluctuations in the search result rankings for a number of our websites.

In addition, the prominence of the placement of our advertisements is in part determined by the amount we are willing to pay for the advertisement. We bid against our competitors for the display of paid search engine advertisements and some of our competitors have greater resources with which to bid and better brand recognition than we have. If competition for the display of paid advertisements in response to search terms related to our online services increases, our online advertising expenses could rise significantly or we may be required to reduce the number of our paid search advertisements. If we were to reduce our advertising with search engines, our consumer traffic may significantly decline or we may be unable to maintain a cost-effective search engine marketing program.

Other factors, such as search engine technical difficulties, search engine technical changes and technical or presentation changes we make to our websites, could also cause our websites to be listed less prominently in algorithmic search results. In addition, search engines retain broad discretion to remove from search results any company whose marketing practices are deemed to be inconsistent with the search engine’s guidelines. If our marketing practices do not comply with search engine guidelines, we may, without warning, not appear in search result listings at all. Any adverse effect on the placement of our websites in search engine results could reduce the number of users who visit our websites. In turn, any reduction in the number of visitors to our websites would negatively affect our ability to earn revenue. If visits to our websites decrease, our revenue may decline or we may need to resort to more costly sources to replace lost visitors, and such decreased revenue and/or increased expense could adversely affect our business and profitability.

Our visitor traffic can be impacted by interest rate volatility.

We provide interest rate information for mortgages and other loans, credit cards and a variety of deposit accounts. Visitor traffic to our websites tends to increase with interest rate movements. Factors that have caused significant visitor fluctuations in the past have been Federal Reserve Board actions and general market conditions affecting home mortgage and deposit interest rates. Additionally, the level of traffic to our websites can be dependent on interest rate levels as well as mortgage financing and refinancing activity. Accordingly, a slowdown in mortgage production volumes could have an adverse effect on our business. Conversely, a sudden, steep drop in interest rates could dramatically increase our page views such that we would be unable to sell sufficient advertisements to take full advantage of the spike in traffic.

We believe that as we continue to develop our websites with broader personal finance topics, the percentage of overall traffic seeking mortgage and deposit information will remain stabilized at current levels. To accelerate the growth of traffic to our websites, we are working with our syndication partners to provide timely content, and we are aggressively promoting all of our products. There is the risk that our traffic will remain not stable or that our promotional activities will not be successful. Any reduction in traffic to our websites may have an adverse effect on our results of operations.

If we fail to keep pace with rapidly-changing technologies and industry standards, we could lose consumers, customers or advertising inventory and our results of operations may suffer.

The business lines in which we currently operate and compete are characterized by rapidly-changing Internet media and marketing standards, changing technologies, frequent new product and service introductions, and changing consumer and customer demands. The introduction of new technologies and services embodying new technologies and the emergence of new industry standards and practices could render our existing technologies and services obsolete and unmarketable or require unanticipated investments in technology. Our future success will depend in part on our ability to adapt to these rapidly-changing digital media formats and other technologies. We will need to enhance our existing technologies and services and develop and introduce new technologies and services to address our customers’ changing demands and consumer expectations. If we fail to adapt successfully to such developments or timely introduce new technologies and services, we could lose consumers and customers, our expenses could increase and we could lose advertising inventory.

Our websites, applications, widgets and other products may encounter technical problems and service interruptions.

In the past, our websites have experienced significant increases in traffic and our applications and widgets have experienced significant increases in use in response to interest rate movements and other business or financial news events. The number of our visitors has continued to increase over time, and we are seeking to further increase our visitor traffic. As a result, our Internet servers must accommodate spikes in demand for our web pages in addition to potential significant growth in traffic.

Our websites, applications, widgets and other products have in the past, and may in the future, experience slower response times or interruptions as a result of increased traffic or other reasons. These delays and interruptions may increase in the future if our Internet servers and infrastructure are not able to accommodate potential significant traffic growth and spikes in demand. Delays and interruptions resulting from the failure to maintain Internet service connections to our websites could frustrate visitors and reduce our future website traffic, which could have a material adverse effect on our business.

All of our communications and network equipment is located at our corporate headquarters in North Palm Beach, Florida and at secure third-party co-locations facilities in Atlanta, Georgia, Austin, Texas and Denver, Colorado. Multiple system failures involving these locations could lead to interruptions or delays in service for our websites, which could have a material adverse effect on our business. Additionally, we are dependent on the third-party providers and their ability to provide safe, effective and cost-efficient servers. Our operations are dependent upon our ability to protect our systems against damage from fires, floods, tornadoes, hurricanes, earthquakes, power losses, telecommunications failures, physical or electronic break-ins, computer viruses, acts of terrorism, hacker attacks and other events beyond our control. Although we maintain insurance to cover a variety of risks, the scope and amount of our insurance coverage may not be sufficient to cover our losses resulting from system failures or other disruptions to our online operations.

Our business depends on a strong brand and content, thus we will not be able to attract visitors and advertisers if we do not maintain and develop our brands and content.

It is critical for us to maintain and develop our brands and content so as to effectively expand our visitor base and our revenues. Our success in promoting and enhancing our brands, as well as our ability to remain relevant and competitive, depends on our success in offering high quality content, features, product offers, services and functionality. In addition, we may take actions that have the unintended consequence of harming our brand. If our actions cause consumers to question the value of our marketplace, our business and reputation may suffer. If we fail to promote our brands successfully or if visitors to our websites or advertisers do not perceive our content and services to be of high quality, we may not be able to continue growing our business and attracting visitors and advertisers, which will in turn impact our operating results.

Our results of operations may fluctuate significantly.

Our results of operations are difficult to predict and may fluctuate significantly in the future as a result of several factors, many of which are beyond our control. These factors include:

•	changes in fees paid by advertisers;

•	traffic levels on our websites, which can fluctuate significantly;

•	changes in the demand for Internet products and services;

•	changes in fee or revenue-sharing arrangements with our distribution partners;

•	our ability to enter into or renew key distribution agreements;

•	the introduction of new Internet advertising services by us or our competitors;

•	changes in our capital or operating expenses;

•	changes in consumer confidence;

•	changes in interest rates;

•	general economic conditions; and

•	changes in banking or other laws that could limit or eliminate content on our websites.

Our future revenue and results of operations are difficult to forecast due to these factors. As a result, we believe that period-to-period comparisons of our results of operations may not be meaningful, and you should not rely on past periods as indicators of future performance.

Restrictive covenants in the Indenture, our credit agreement or other future indebtedness may limit our current and future operations, particularly our ability to respond to changes in our business or to pursue our business strategies.

The Indenture and our senior secured revolving credit agreement (the “Credit Agreement”) contain, and any future indebtedness may contain, a number of restrictive covenants that impose significant operating and financial restrictions, including restrictions on our ability to take actions that we believe may be in our interest. The Indenture and the Credit Agreement limit, among other things, our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends on or make distributions in respect of capital stock or make certain other restricted payments;

•	enter into agreements that restrict distributions from restricted subsidiaries;

•	sell or otherwise dispose of assets, including capital stock of restricted subsidiaries;

•	enter into transactions with affiliates;

•	create or incur liens;

•	enter into sale/leaseback transactions;

•	merge, consolidate or sell substantially all of our assets;

•	make investments and acquire assets;

•	issue certain preferred membership interests or similar equity securities; and

•	change our business operations.

In addition, the Indenture limits our ability to make payments on subordinated indebtedness.

A breach of the covenants or restrictions under the Indenture, the Credit Agreement or any agreement governing our future indebtedness could result in a default under the applicable indebtedness. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders and noteholders accelerate the repayment of our borrowings, we cannot assure that we and our subsidiaries would have sufficient assets to repay such indebtedness.

The restrictions contained in the Indenture and the Credit Agreement could adversely affect our ability to:

•	finance our operations;

•	make needed or desired capital expenditures;

•	make strategic acquisitions or investments or enter into strategic alliances;

•	withstand a future downturn in our business or the economy in general;

•	engage in business activities, including future opportunities, that may be in our interest; and

•	plan for or react to market conditions or otherwise execute our business strategies.

These restrictions could materially and adversely affect our financial condition and results of operations and our ability to satisfy our obligations under the Notes and the Credit Agreement.

Risks associated with our strategic acquisitions could adversely affect our business.

We have acquired a number of companies and assets of companies in the past and may make additional acquisitions, asset purchases and strategic investments in the future. For example, in late 2005, we acquired FastFind and MMIS/Interest.com; in 2006, we acquired a group of assets from East West Mortgage, Inc. (owner of Mortgage-calc.com, Mortgagecalc.com and Mortgagemath.com); in 2007, we acquired certain assets and liabilities of Nationwide Card Services, Inc. (owner of NationwideCardServices.com) and Savingforcollege.com, LLC (owner of Savingforcollege.com); in 2008, we acquired certain assets and liabilities of InsureMe, Inc. (owner of InsureMe.com), Fee Disclosure, LinkSpectrum Co. (owner of CreditCardGuide.com) and Blackshore Properties, Inc. (owner of Bankaholic.com). In 2010, we acquired certain assets and liabilities of Jim Wang Enterprises, LLC (owner of Bargaineering.com), InfoTrak National Data Services, InsuranceQuotes.com Development, LLC (owner of InsuranceQuotes.com), and we acquired the stock of NetQuote Holdings, Inc. (owner of NetQuote.com) and CreditCards.com, Inc. (owner of CreditCards.com). On January 1, 2011, we completed the acquisition of Trouvé Media, Inc. to complement our online publishing business. On October 10, 2011, we agreed to acquire (but have not yet acquired) substantially all of the insurance lead generation and marketing assets of InsWeb Corporation (owner of InsWeb.com) for $65 million in cash, subject to a working capital adjustment (the “InsWeb Acquisition”). We will continue to consider acquisitions, asset purchases and joint ventures as a means of enhancing stockholder value. Our success in integrating our acquired businesses will depend upon our ability to retain key personnel, avoid diversion of management’s attention from operational matters, integrate the technical operations and personnel of the acquired companies, and achieve the expected financial results, synergies and other benefits from our acquisitions.

In addition, future acquisitions, including the InsWeb Acquisition, could result in the incurrence of additional debt, costs and contingent liabilities. Integration of acquired operations may take longer, or be more costly or disruptive to our business, than originally anticipated.

It is also possible that expected synergies from future acquisitions may not materialize in full or at all. We may also incur costs and divert management attention through potential acquisitions that are never consummated. Future impairment losses on goodwill and intangible assets with an indefinite life, or restructuring charges, could also occur as a result of acquisitions.

Despite our due diligence investigation of each business that we acquire, there may be liabilities of the acquired companies that we fail to or are unable to discover during the due diligence investigation and for which we, as a successor owner, may be responsible. In connection with acquisitions, we generally seek to minimize the impact of these types of potential liabilities through indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities due to limitations in scope, amount or duration, financial limitations of the indemnitor or warrantor or other reasons.

Our ability to consummate any future acquisitions on terms that are favorable to us may be limited by the number of attractive acquisition targets, internal demands, our resources and our ability to obtain financing.

We depend on attracting and retaining executive officers and personnel to continue the implementation of our long-term business strategy and could be harmed by the loss of their services.

We believe that our continued growth and future success will depend in large part on the skills of our senior management team and other skilled employees. The loss of service of one or more of our executive officers or of other personnel could reduce our ability to successfully implement our long-term business strategy, our business could suffer and the value of our common stock could be materially adversely affected. Leadership changes will occur from time to time and we cannot predict whether significant resignations will occur or whether we will be able to recruit additional qualified personnel. We believe our senior management team possesses valuable knowledge about our business and that their knowledge and relationships would be very difficult to replicate. Although our senior management team has entered into employment agreements with us, they may not complete the term of their employment agreements or renew them upon expiration. Our success and the quality of our content also depend on the expertise of our editors and reporters and on their relationships with the media, financial experts and other sources of information. The loss of qualified personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business, financial condition or operating results.

If our employees were to unionize, our operating costs would likely increase.

Our employees are not currently represented by a collective bargaining agreement. However, we have no assurance that our employees will not unionize in the future, which could increase our operating costs, force us to alter our operating methods, and have a material adverse effect on our operating results.

Adverse resolution of litigation may harm our business, operating results or financial condition.

We are party to lawsuits in the normal course of business. We may also become party to lawsuits relating to transactions in which we are involved. Litigation can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business, operating results or financial condition.

In addition to litigation in the ordinary course of business, we are currently involved in litigation in which it has been alleged that we have participated in anti-competitive conduct. See the section entitled “Business—Legal Proceedings—Banxcorp Litigation.” Antitrust litigation is by its nature not in the ordinary course. Defending antitrust allegations, even if ultimately successful, can be costly and have a negative effect on our business. The costs of discovery could be extremely high and conducting a defense could be disruptive to our business. In addition, the relief sought by the plaintiffs in this case, if granted, could prevent Bankrate from continuing to pursue at least some aspects of its current business model, which could have a material adverse effect on our financial condition and results of operations.

We rely on the protection of our intellectual property.

Our intellectual property includes our unique research and editorial content of our websites, our URLs, our registered and unregistered trademarks and print publications. We rely on a combination of copyrights, patents, trademarks, trade secret laws, and our policy and restrictions on disclosure to protect our intellectual property. We also enter into confidentiality agreements with our employees and consultants and seek to control access to and distribution of our proprietary information. Despite these precautions, it may be possible for other parties to copy or otherwise obtain and use the content of our websites or print publications without authorization. A failure to protect our intellectual property in a meaningful manner could have a material adverse effect on our business.

We may be subject to claims that we violated intellectual property rights of others, which even if unfounded or decided in our favor may be extremely costly to defend, could require us to pay significant damages and could limit our ability to operate.

Companies in the Internet and technology industries, and other patent holders seeking to profit from royalties in connection with grants of licenses, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. We may in the future receive notices that claim we have misappropriated or misused other parties’ intellectual property rights. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies, content, branding or business methods.

Because we license some of our data and content from other parties, we may be exposed to infringement actions if such parties do not possess the necessary proprietary rights. Generally, we obtain representations as to the origin and ownership of licensed content and obtain indemnification to cover any breach of any of these representations. However, these representations may not be accurate and the indemnification may not be sufficient to provide adequate compensation for any breach of these representations.

Any future infringement or other claims or prosecutions related to our intellectual property could have a material adverse effect on our business. Defending against any of these claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to introduce new content or trademarks, develop new technology or enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on acceptable terms, if at all.

We may face liability for, and may be subject to claims related to, information on our websites, which even if unfounded or decided in our favor may be extremely costly to defend, could require us to pay significant damages and could limit our ability to operate.

Much of the information published on our websites and in our print publications relates to the competitiveness of financial institutions’ rates, products and services. We also publish editorial content designed to educate consumers about banking and personal finance products. If the information we provide on our websites is not accurate or is construed as misleading or outdated, consumers and others could lose confidence in our services and attempt to hold us liable for damages and government regulators could impose fines or penalties on us. We may be subjected to claims for defamation, negligence, fraud, deceptive practices, copyright or trademark infringement, conflicts of interest or other theories relating to the information we publish on our websites. In addition, if there are errors or omissions in information published on our websites, consumers, individually or through consumer class actions, could seek damages from us for losses incurred if they relied on incorrect information provided on our websites. These types of claims have been brought, sometimes successfully, against providers of online services as well as print publications. The scope and amount of our insurance may not adequately protect us against these types of claims.

We may face liability for, and may be subject to claims related to, inaccurate advertising content provided to us, which even if unfounded or decided in our favor may be extremely costly to defend, could require us to pay significant damages and could limit our ability to operate.

Much of the information on our websites that is provided by advertisers and collected from third parties relates to the rates, costs and features for various loan, depository, personal credit and investment products offered by financial institutions, mortgage companies, investment companies, insurance companies and others participating in the personal finance marketplace. We are exposed to the risk that some advertisers may provide us, or directly post on our websites, (i) inaccurate information about their product rates, costs and features, or (ii) rates, costs and features that are not available to all consumers. This could cause consumers to lose confidence in the information provided on our websites, causing certain advertisers to become dissatisfied with our websites, and result in lawsuits being filed against us. The scope and amount of our insurance may not adequately protect us against these types of lawsuits.

Our success depends on establishing and maintaining distribution arrangements.

Our business strategy includes the distribution of our content through the establishment of co-branded web pages with high traffic business and personal finance sections of online services and websites. Providing access to these co-branded web pages is a significant part of the value we offer to our advertisers. We compete with other Internet content providers to maintain our current relationships with other website operators and establish new relationships. In addition, as we expand our personal finance content, some of these website operators may perceive us as a competitor. As a result, they may be unwilling to promote distribution of our banking and credit content. If our distribution arrangements do not attract a sufficient number of visitors to support our current advertising model, or if we do not establish and maintain distribution arrangements on favorable economic terms, our business could be adversely affected.

We do not have exclusive relationships or long-term contracts with insurance companies, which may limit our ability to retain these insurance companies as participants in our marketplace and maintain the attractiveness of our services to consumers.

We do not have an exclusive relationship with any of the insurance companies whose insurance products are offered on our online marketplace, and thus, consumers may obtain quotes and coverage from these insurance companies without using our website. Our participating insurance companies also offer their products directly to consumers through insurance agents, mass marketing campaigns or through other traditional methods of insurance distribution. In most cases, our participating insurance companies also offer their products and services over the Internet, either directly to consumers or through one or more of our online competitors, or both. An inability to retain these insurance companies as participants in our marketplace could materially affect our revenues.

We may be required to record a significant charge to earnings if our goodwill or amortizable intangible assets become impaired.

We are required under GAAP to review our amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our amortizable intangible assets may not be recoverable include, among others, unanticipated competition, loss of key personnel, or a significant adverse change in the business environment. We may be required to record a significant charge to earnings in our consolidated financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined. This could adversely impact our results of operations.

Our tax returns and positions are subject to review and audit by federal, state and local taxing authorities and adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

The federal income tax returns of Bankrate, Inc. and Holdings for 2009 are currently under audit by the Internal Revenue Service. While we do not expect any material adverse tax treatment to derive from this audit, the potential financial statement impact cannot be estimated at this time. An unfavorable outcome from any tax audit could result in higher tax costs, penalties and interest, thereby negatively and adversely impacting financial condition, results of operations or cash flows.

We have expanded operations in China and may possibly expand to other international markets, in addition to our United Kingdom and Canadian operations, in which we may have limited experience.

We have developed a Bankrate website written in Chinese for the Chinese market and websites for consumers located in the United Kingdom and Canada. In the event that we expand into other international markets, we will have only limited experience in marketing and operating our products and services in those markets. Expansion into international markets requires significant management attention and financial resources, may require the attraction, retention and management of local offices or personnel, and requires us to tailor our services and information to the local market as well as to adapt to local cultures, languages, regulations and standards. Certain international markets may be slower than domestic markets in adopting the Internet as an advertising and commerce medium and so our operations in international markets may not develop at a rate that supports our level of investment. In addition, international consumers may not adopt the Internet for personal finance content at all or as quickly as U.S. consumers.

Our international operations are subject to increased risks which could harm our business, operating results and financial condition.

We face certain risks inherent in doing business internationally, including:

•	trade barriers and changes in trade regulations;

•	difficulties in developing, staffing and simultaneously managing foreign operations as a result of distance, language, and cultural differences;

•	restrictions on the use of or access to the Internet;

•	longer payment cycles;

•	credit risk and higher levels of payment fraud;

•	currency exchange rate fluctuations;

•	political or social unrest or economic instability;

•	seasonal volatility in business activity;

•	risks related to government regulation or required compliance with local laws in certain jurisdictions, including labor laws; and

•	potentially adverse tax consequences.

One or more of these factors could harm our future international operations and consequently, could harm our brand, business, operating results, and financial condition.

Fraudulent Internet transactions, consumer identity theft, security breaches and privacy concerns could hurt our revenues and reputation.

If consumers experience identity theft, data security breaches or fraud after clicking through one of our websites to apply for credit cards on the websites of credit card issuers or insurance on the websites of insurance agents or carriers, we may be exposed to liability, adverse publicity and damage to our reputation. To the extent that credit card fraud or identity theft causes a general decline in consumer confidence in financial transactions over the Internet, our revenues could decline and our reputation could be damaged. If consumers are reluctant to use our websites because of concerns over data privacy or credit card fraud, our ability to generate revenues would be impaired. Our revenues would also decline if changes in industry standards, regulations or laws deterred people from using the Internet to conduct transactions that involve the transmission of confidential information, such as applying for credit cards. In addition, if technology upgrades or other expenditures are required to prevent security breaches of our network, boost general consumer confidence in financial transactions over the Internet, or prevent credit card fraud and identity theft, we may be required to expend significant capital and other resources. Further, advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments could result in a compromise or breach of the algorithms we use to protect consumers’ and customer companies’ confidential information, which could have a material adverse effect on our business.

Future government regulation of the Internet is uncertain and subject to change.

As Internet commerce continues to evolve, increasing regulation by federal or state agencies or foreign governments may occur. Such regulation is likely in the areas of privacy, pricing, content and quality of products and services. Additionally, taxation of Internet use or electronic commerce transactions may be imposed. Any regulation imposing fees for Internet use or electronic commerce transactions could result in a decline in the use of the Internet and the viability of Internet commerce, which could have a material adverse effect on our business.

If we fail to detect click-through fraud or unscrupulous advertisers, we could lose the confidence of our other advertisers and all or part of their business, thereby causing our business to suffer.

We are exposed to the risk of fraudulent clicks on our advertisements and this may result in us receiving advertising fees that are not the result of clicks generated by consumers. Click-through fraud occurs when a person clicks on an advertisement displayed on our websites in order to generate revenue to us and to increase the cost for the advertiser. If we were unable to detect this fraudulent activity and find new evidence of past fraudulent clicks, we may have to issue refunds retroactively of amounts previously paid to us. In addition, if fraudulent clicks are not detected, the affected advertisers may experience a reduced return on their investment in our advertising programs because the fraudulent clicks would not lead to potential revenue for the advertisers.

We are also exposed to the risk that advertisers who advertise on our website will advertise interest rates or other terms on a variety of financial products that they do not intend to honor. Such “bait and switch” activity encourages consumers to contact fraudulent advertisers over legitimate advertisers because the fraudulent advertisers claim to offer better interest rates or other terms.

Both “bait and switch” and click-through fraud would negatively affect our profitability, and could hurt our reputation and our brand. This could lead the advertisers to become dissatisfied with our advertising programs, which could lead to loss of advertisers and revenue.

Consumers are increasingly using non-PC devices to access the Internet, and our online network may not be accepted by such users.

The number of individuals who access the Internet through devices other than a personal computer, such as personal digital assistants and mobile telephones, has increased dramatically. Our online network was designed for rich, graphic environments such as those available on desktop and laptop computers. The lower resolution, functionality and memory associated with alternative devices currently available may make access of our online network through such devices difficult. If consumers find our online network difficult to access through alternative devices or our competitors develop product offerings that are better adapted to or more easily accessible through alternative devices, we may fail to capture a sufficient share of an increasingly important portion of the market for online services and may fail to attract both advertisers and Internet traffic.

We may be limited or restricted in the way we establish and maintain our online relationships by laws generally applicable to our business, or we may be required to obtain certain licenses.

State, federal and foreign lending laws and regulations generally require accurate disclosure of the critical components of credit costs so that consumers can readily compare credit terms from various lenders. In addition, these laws and regulations impose certain restrictions on the advertisement of these credit terms. The Office of the Comptroller of the Currency regulates certain credit card marketing and account management practices and prohibits deceptive acts, claims or practices in the marketing of credit cards. Because we are an aggregator of rate and other information regarding many financial products, including credit cards, we may be subject to some of these laws and regulations and we may be held liable under these laws and regulations for information contained on our website. We believe that we have structured our websites to comply with these laws and regulations as are currently in effect. Because of uncertainties as to the applicability of some of these laws and regulations to the Internet and, more specifically, to our type of business, and considering that our business has evolved and expanded in a relatively short period of time, we may not always have been, and may not always be, in compliance with all applicable federal and state laws and regulations. Although we believe we have structured our websites to comply with these laws and regulations, we may be found to be in violation of such laws and regulations. If we are found to be in violation of any applicable laws or regulations, we could be subject to administrative enforcement actions and fines, class action lawsuits, cease and desist orders, and civil and criminal liability. If these laws and regulations are changed, or if new laws or regulations are enacted, these events could prohibit or substantially alter the content we provide on our websites. Moreover, such events could materially and adversely affect our business, results of operations and financial condition.

We are also required to obtain licenses from various states to conduct parts of our business. In the case of our Bankrate Select offering, many states require licenses to solicit, broker or make loans secured by residential mortgages and other consumer loans to residents of those states. Licenses or rights currently held by us may be revoked prior to their expiration, or we may be unable to renew such licenses. In addition, we may not be granted new licenses or rights for which we may be required to apply for from time to time in the future. Furthermore, because the licensing laws of each state change frequently and their applicability is difficult to determine, we may unknowingly operate Bankrate Select without a required license.

The telecommunications infrastructure in China, which is not as well developed as in the United States, and the high cost of Internet access, may limit the growth of our operations in China.

The telecommunications infrastructure in China is not as well developed as in the United States. Our growth in China will depend on the Chinese government and state-owned enterprises establishing and maintaining a reliable Internet and telecommunications infrastructure to reach a broader base of Internet users in China. The Internet infrastructure, standards, protocols and complementary products, services and facilities necessary to support the demands associated with continued growth may not be developed on a timely basis or at all by the Chinese government and state-owned enterprises. Access to the Internet or to specific websites may be restricted by the Chinese government. In addition, access to the Internet in China remains relatively expensive, and may make it less likely for users to access and transact business over the Internet.

Deterioration in general economic conditions and difficult market conditions may adversely affect the financial services industry and harm our revenue opportunities, business and financial condition.

General downward economic trends, reduced availability of commercial credit and increasing unemployment negatively impact the credit performance of commercial and consumer credit. Concerns over the stability of the financial markets and the economy have resulted, and may result in the future, in decreased lending by financial institutions to their customers and to each other. While there have been signs of recovery, these macroeconomic developments have affected and may continue to negatively affect our business and financial condition. Economic pressure on consumers and businesses and declining confidence in the financial markets would likely cause a decrease in the demand for advertising financial products and services. Additionally, advertising expenditures tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. Since we derive most of our revenues from selling advertising, deterioration in economic conditions could cause decreases in or delays in advertising spending and would be likely to reduce our revenue and negatively impact our short term ability to grow our revenues.

Our substantial indebtedness could adversely affect our financial flexibility and prevent us from fulfilling our obligations under the Notes and Credit Agreement.

We have, and will continue to have, a significant amount of indebtedness. As of September 30, 2011, our total indebtedness was $195.0 million, comprised of the Notes in an aggregate principal amount of $195.0 million. On a pro forma basis, giving effect to the 2010 Acquisitions, the issuance of the Notes, the Recapitalization and Merger, the Initial Public Offering and the Notes Redemption as if each had occurred on January 1, 2010, our pro forma interest expense for the year ended December 31, 2010 and the nine months ended September 30, 2011 was $28.0 million and $18.5 million, respectively. In addition, while undrawn as of September 30, 2011, we expect to incur approximately $35.0 million in additional indebtedness under the Credit Agreement to finance the $65.0 million purchase price for the InsWeb Acquisition. Our substantial level of indebtedness increases the risk that we may be unable to generate cash sufficient to invest in our business at an appropriate level, thereby making it more difficult to pay amounts due in respect of our indebtedness. Our substantial indebtedness could have other important consequences to you and significant effects on our business. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to other contractual and commercial commitments;

•

limit our ability to obtain additional financing amounts to fund working capital, capital expenditures, debt service requirements, execution of our business strategy, or acquisitions and other purposes;

•	require us to dedicate a substantial portion of our cash flow from operations to pay principal and interest on our debt, which would reduce the funds available to us for other purposes;

•

make us more vulnerable to adverse changes in general economic, industry and competitive conditions, changes in government regulation and changes in our business by limiting our flexibility in planning for, and making it more difficult for us to react quickly to, changing conditions;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•

expose us to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which could result in higher interest expenses in the event of increases in interest rates; and

•	make it more difficult to satisfy our financial obligations, including payments on the Notes and amounts outstanding from time to time under the Credit Agreement.

In addition, the Indenture and the Credit Agreement each contain, and the agreements evidencing or governing other future indebtedness may contain, restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

We may not be able to generate sufficient cash to service all of our indebtedness, including the Notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful or if successful, could adversely impact our business.

Our ability to make scheduled payments on or to refinance our debt obligations, including the Notes, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. On a pro forma basis taking into account the Initial Public Offering and the use of proceeds thereof, but not giving effect to the Company’s exchange of its outstanding unregistered Notes for an equal principal amount of registered Notes (the “Exchange Offer”), our current debt service obligations are currently $23.4 million per year. In addition, we entered into the Credit Agreement described below, which when drawn in the future would increase the amount of our current debt service obligations. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to fund our day-to-day operations or to pay the principal, premium, if any, and interest on our indebtedness, including the Notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to sell assets or operations, seek additional capital or restructure or refinance our indebtedness, including the Notes. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow us to meet our scheduled debt service obligations. The Indenture and the Credit Agreement each restrict, and any of our other future debt agreements may restrict, our ability to dispose of assets and use the proceeds from any such dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

In addition, we conduct our operations through our subsidiaries, certain of which may not be guarantors of the Notes or guarantors of our other indebtedness. Accordingly, repayment of our indebtedness, including the Notes, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are Guarantors of the Notes, our obligations from time to time under the Credit Agreement or any future indebtedness, our subsidiaries do not have any obligation to pay amounts due on the Notes or under the Credit Agreement or to make funds available for such purposes. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the Notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. Although the Indenture and the Credit Agreement do, and other future debt agreements may, limit the ability of certain of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are, or in the case of future debt agreements may be, subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the Notes.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations.

If we cannot make scheduled payments on our debt, we will be in default and, as a result, holders of Notes or our other indebtedness could declare all outstanding principal and interest to be due and payable and we could be forced into bankruptcy or liquidation.

Despite restrictions in the Indenture and the Credit Agreement, we may still be able to incur additional indebtedness. This could increase the risks associated with our leverage, including the ability to service our indebtedness.

We may be able to incur additional indebtedness pursuant to the Indenture and the Credit Agreement in the future, including additional secured indebtedness. As of September 30, 2011, we were able to incur up to an additional $375 million of indebtedness, of which up to $257 million could be secured indebtedness, pursuant to the Indenture. Although covenants under the Indenture and the Credit Agreement limit our ability and the ability of our present and future subsidiaries to incur additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial. The Indenture and the Credit Agreement also allow us to incur certain additional secured debt and allow our foreign restricted subsidiaries and our future unrestricted subsidiaries to incur additional debt, which would be structurally senior to the Notes and amounts outstanding from time to time under the Credit Agreement. In addition, the Indenture and the Credit Agreement do not prohibit us from incurring obligations that do not constitute indebtedness as defined therein. To the extent that we incur additional indebtedness or such other obligations, the risk associated with substantial additional indebtedness described above, including our possible inability to service our debt, will increase.

Risks Related to this Offering and Ownership of Shares of Our Common Stock

The market price of our common stock may fluctuate significantly.

The market price of our common stock could fluctuate significantly due to a number of factors, including, but not limited to:

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	announcements by us or our competitors of significant acquisitions, dispositions, innovations, or new programs and services;

•	changes in financial estimates and recommendations by securities analysts following our stock, or the failure of securities analysts to cover our common stock after this offering;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	general economic conditions and overall market fluctuations;

•	the trading volume of our common stock;

•	changes in business, legal or regulatory conditions, or other developments affecting participants in, and publicity regarding our business or any of our significant customers or competitors;

•	results of operations that vary from the expectations of securities analysts and investors or those of our competitors;

•	the failure of securities analysts to publish research about us after this offering or to make changes in their financial estimates;

•	future sales of our common stock by us, directors, executives and significant stockholders; and

•	changes in economic and political conditions in our markets.

In particular, the realization of any of the risks described in these “Risk Factors” could have a material and adverse impact on the market price of our common stock in the future and cause the value of your investment to decline. In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock over the short, medium or long term, regardless of our actual performance. If the market price of our common stock reaches an elevated level following this offering, it may materially and rapidly decline. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted securities class action litigation. If we were to be involved in a class action lawsuit, it could divert the attention of senior management, and, if adversely determined, have a material adverse effect on our business, results of operations and financial condition.

If securities or industry analysts adversely change their recommendations regarding our stock or if our operating results do not meet their expectations, our stock price could decline materially.

The trading market for our common stock could be influenced by the research and reports that industry or securities analysts may publish about us or our business. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover the Company downgrade our stock or if our operating results do not meet their expectations, either absolutely or relative to our competitors, our stock price could decline significantly.

The Apax VII Funds controls a significant interest in us and its interests may conflict with or differ from your interests as a stockholder.

We are a majority-owned subsidiary of Ben Holding S.à r.l., which is beneficially owned by Apax US VII, L.P. (“Apax US VII Fund”), and Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. (the “Apax Europe VII Funds” and, together, with Apax US VII Fund, the “Apax VII Funds”). Apax Partners, L.P. is the advisor to Apax US VII Fund. Apax Partners LLP is the advisor to Apax Partners Europe Managers Limited, the discretionary investment manager to the Apax Europe VII Funds. We refer to Apax Partners, L.P., Apax Partners LLP, and Apax Partners Europe Managers Limited, as “Apax Partners.”

Ben Holding S.à r.l., which is beneficially owned by the Apax VII Funds, which are advised by Apax Partners, currently owns approximately 67.9% of our common stock and is one of the selling stockholders in this offering. Immediately following consummation of this offering, Ben Holding S.à r.l. will own 57.6% of our common stock. Pursuant to lock-up arrangements entered into in connection with this offering, Ben Holding S.à r.l. will not be able to sell any of these shares for at least 90 days following the date of this prospectus, subject to certain exceptions. As a result of its ownership, Apax VII Funds have the power, and pursuant to the stockholders agreement, their majority-owned subsidiary Ben Holding S.à r.l. has the contractual right, to elect a majority of our directors. Accordingly, Apax VII Funds has the ability to prevent any transaction that requires the approval of our board of directors or our stockholders, including the approval of significant corporate transactions such as business combinations.

In addition, following a reduction of the equity owned by Apax VII Funds to below 50% of our outstanding common stock, Apax VII Funds, through Ben Holding S.à r.l., will retain the right to designate a certain number of Apax Partners designees for our board of directors until Apax VII Funds’ ownership percentage falls below 5%. Thus, even after selling a portion of its interests in us, Apax VII Funds will continue to be able to significantly influence or effectively control our decisions. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

The interests of Apax VII Funds could conflict with or differ from your interests as a holder of Notes. For example, the concentration of ownership held by Apax VII Funds could delay, defer or prevent a change of control of the Company or impede a merger, takeover or other business combination that you as a stockholder may otherwise support. Additionally, Apax Partners is in the business of advising on investments in companies Apax VII Funds hold, and they or other funds advised by Apax Partners may from time to time in the future acquire, interests in businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. They may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. Further, Apax Partners and Apax VII Funds, realized substantial benefits from the sale of their shares in the Initial Public Offering. A sale of a substantial number of shares of stock in the future by funds advised by Apax Partners could cause our stock price to decline.

We are a “controlled company” within the meaning of New York Stock Exchange rules and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements applicable to non-controlled companies.

Upon the closing of this offering, Apax VII Funds will continue to control a majority of our voting common stock. As a result, we will continue to be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the outstanding voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain stock exchange corporate governance requirements, including:

•	the requirement that a majority of the board of directors consists of independent directors;

•	the requirement that nominating and corporate governance matters be decided solely by independent directors; and

•	the requirement that employee and officer compensation matters be decided solely by independent directors.

Following this offering, we intend to continue to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating and corporate governance and compensation functions be decided solely by independent directors and we will not be required to have an annual performance evaluation of the nominating and corporate governance and compensation committees. See “Management.” Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Our amended and restated certificate of incorporation contains provisions renouncing our interest and expectancy in certain corporate opportunities.

Our amended and restated certificate of incorporation provides that, for so long as Apax VII Funds have the right to designate one of our director nominees, none of Apax VII Funds, the directors nominated by Apax VII Funds, Apax VII Funds’ affiliates and subsidiaries, nor any of their managers, officers, directors, agents, stockholders, members or partners will have any duty to tell us about or offer to us any business opportunity, even if it is the same business or similar business activities or lines of business in which we operate. The amended and restated certificate of incorporation also provides that none of Apax VII Funds nor their respective affiliates will be liable to us or our stockholders for breach of any duty by reason of any such activities. For instance, a director of the Company who also serves as a director, officer or employee of Apax VII Funds or any of its subsidiaries or affiliates may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisitions or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are pursued by Apax VII Funds or its subsidiaries or affiliates instead of by us. See “Description of Capital Stock—Corporate Opportunity.”

Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.

Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities.

Our amended and restated certificate of incorporation authorizes us to issue 300,000,000 shares of common stock, of which 99,993,300 shares will be outstanding upon consummation of this offering. This number includes 22,994,455 shares registered and sold in the Initial Public Offering and up to 12,075,000 shares that the selling stockholders are selling in this offering (assuming the underwriters exercise their option to acquire additional shares in full), which will be freely transferable without restriction or further registration under the Securities Act. The remaining 64,998,845 shares of our common stock outstanding, including the shares of common stock owned by Apax VII Funds, and certain members of our management, will be restricted from immediate resale under the federal securities laws and in some cases by the lock-up agreements between the selling stockholders, certain other stockholders, and the underwriters which generally provide for a lock-up period of 90 days following the date of this prospectus (unless the representatives of the underwriters waive such lock-up period), but may be sold in the near future. See “Underwriting.” Following the expiration of the applicable lock-up period, all these shares of our common stock will be eligible for resale under Rule 144 of the Securities Act, subject to volume limitations and applicable holding period requirements. In addition, Apax VII Funds and Mr. Morse, the Chairman of our board of directors, will have the ability to cause us to register the resale of their shares, and our management members and certain of our existing stockholders as of prior to this offering who hold shares will have the ability to include their shares in the registration. See “Shares Eligible for Future Sale” for a discussion of the shares of our common stock that may be sold into the public market in the future.

We may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments and pursuant to compensation and incentive plans. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition or compensation or incentive plan), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Delaware law and our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their shares.

We are a Delaware corporation, and the anti-takeover provisions of the Delaware law impose various procedures and other requirements, which could make it more difficult for a third party to acquire control of us or effect certain corporate actions, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our amended and restated certificate of incorporation and bylaws may make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include, among other things:

•	the ability of our board of directors to designate one or more series of preferred stock and issue shares of preferred stock without stockholder approval;

•	a classified board of directors;

•	limitations on the ability of the Company to engage in business combinations with certain stockholders of the Company;

•	the sole power of a majority of the board of directors to fix the number of directors;

•	limitations on the removal of directors;

•

the sole power of our board of directors (or Apax Partners, in the case of a nominee of Apax Partners) to fill any vacancy on our board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

•

the sole power, once Apax VII Funds cease to beneficially own a majority of the outstanding voting power of our stock, of the chairman of our board of directors, our board of directors, or a designated committee of our board of directors to call a special meeting of stockholders;

•	limitations on the ability of stockholders to act by written consent in lieu of a meeting; and

•	advance notice requirements for nominating directors or introducing other business to be conducted at stockholder meetings.

The foregoing factors, as well as the significant common stock ownership by our equity sponsor, could impede a merger, takeover or other business combination or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See “Description of Capital Stock.”

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our amended and restated certificate of incorporation authorizes us to issue up to 50,000,000 shares of one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our stockholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium over the market price, and materially and adversely affect the market price and the voting and other rights of the holders of our common stock.

Your percentage ownership in us may be diluted by future issuances of capital stock or securities or instruments that are convertible into our capital stock, which could reduce your influence over matters on which stockholders vote.

Our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares that may be issued to satisfy our obligations under our incentive plans, shares of our authorized but unissued preferred stock and securities and instruments that are convertible into our common stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote and, in the case of issuances of preferred stock, likely would result in your interest in us being subject to the prior rights of holders of that preferred stock.

We currently have no plans to pay dividends on our common stock, so you may not receive funds without selling your common stock.

We currently do not pay dividends on our common stock and we do not anticipate paying any dividends on our common stock in the foreseeable future. Any declaration and payment of future dividends to holders of our common stock may be limited by restrictive covenants of our debt agreements, and will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, results of operations, earnings, capital requirements, business expansion opportunities, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant.

Further, we may not have sufficient surplus to be able to legally pay any dividends in the future. The absence of sufficient surplus may result from extraordinary cash expenses, actual expenses exceeding contemplated costs, funding of capital expenditures, or increases in reserves.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” which involve risks and uncertainties. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions that relate to our strategy, plans or intentions. All statements we make relating to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results or to our expectations regarding future industry trends are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those that we expected. We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. All forward-looking statements are based upon information available to us on the date of this prospectus.

Important factors that could cause actual results to differ materially from our expectations, which we refer to as cautionary statements, are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All forward-looking information in this prospectus and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could affect our results include:

•	the willingness of our advertisers to advertise on our websites;

•	increased competition and its effect on our website traffic, advertising rates, margins, and market share;

•	our dependence on internet search engines to attract a significant portion of the visitors to our websites;

•	interest rate volatility;

•	technological changes;

•	our ability to manage traffic on our websites and service interruptions;

•	our ability to maintain and develop our brands and content;

•	the fluctuations of our results of operations from period to period;

•	our indebtedness and the effect such indebtedness may have on our business;

•	our need and our ability to incur additional debt or equity financing;

•	our ability to integrate the business and operations of companies that we have acquired, and those we may acquire in the future;

•	the effect of unexpected liabilities we assume from our acquisitions;

•	our ability to attract and retain executive officers and personnel;

•	the impact of resolution of lawsuits to which we are a party;

•	our ability to protect our intellectual property;

•	the effects of facing liability for content on our websites;

•	our ability to establish and maintain distribution arrangements;

•	our ability to maintain good working relationships with our customers and third-party providers and to continue to attract new customers;

•	the effect of our expansion of operations in China and possibly expansion to other international markets, in which we may have limited experience;

•	the willingness of consumers to accept the Internet and our online network as a medium for obtaining financial product information;

•	the strength of the U.S. economy in general;

•	changes in monetary and fiscal policies of the U.S. Government;

•	changes in consumer spending and saving habits;

•	changes in the legal and regulatory environment;

•	changes in accounting principles, policies, practices or guidelines;

•	other risks referenced in the section of this prospectus entitled “Risk Factors”; and

•	our ability to manage the risks involved in the foregoing.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. Accordingly, investors should not place undue reliance on those statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by the selling stockholders in this offering. See “Principal and Selling Stockholders.”

DIVIDEND POLICY

We have not declared or paid any dividends on our common stock. We currently intend to retain all of our future earnings, if any, for use in our business and do not anticipate paying any cash dividends for the common stock in the foreseeable future. Our ability to pay dividends on our common stock is currently limited by the covenants of our Notes and Credit Agreement and may be further restricted by the terms of any future debt or preferred securities. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. See “Description of Indebtedness” for a description of the restrictions on our ability to pay dividends.

PRICE RANGE OF OUR COMMON STOCK

Our common stock began trading on the New York Stock Exchange under the symbol “RATE” on June 16, 2011. Prior to that, there was no public market for our common stock. The following table sets forth, for the periods indicated below, the high and low closing prices per share of our common stock as reported on the NYSE since June 16, 2011:

2011	High	Low
Second Quarter (beginning June 16, 2011)	$16.58	$15.25
Third Quarter	$18.60	$13.97
Fourth Quarter (through November 22, 2011)	$21.08	$14.32

On November 22, 2011, the closing price as reported on the New York Stock Exchange of our common stock was $19.87 per share. As of November 21, 2011, we had approximately 347 holders of record of our common stock.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and consolidated capitalization as of September 30, 2011 on an actual basis. This table should be read in conjunction with the audited consolidated financial statements, unaudited condensed consolidated financial statements and the related notes, included elsewhere in this prospectus and “Use of Proceeds,” “Summary Historical and Pro Forma Financial Data,” “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

($ in thousands)	As of September 30, 2011
Actual
(unaudited)
Cash and cash equivalents	$64,489

Debt:
Notes(1)	193,537

Total debt	193,537

Stockholders’ equity	771,892

Total capitalization	$965,429

(1)	Includes unamortized original discount of $1,463. There was $0 debt outstanding under the Credit Agreement as of September 30, 2011.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements have been derived from our historical financial statements included elsewhere in this prospectus, as adjusted to give effect to the 2010 Acquisitions, the issuance of the Notes on July 13, 2010, the Initial Public Offering and the Notes Redemption.

The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2010 and the nine months ended September 30, 2011 give effect to the 2010 Acquisitions, the issuance of the Notes, the Initial Public Offering and the Notes Redemption as if each had occurred on January 1, 2010.

The unaudited pro forma condensed consolidated financial statements are based on certain assumptions which we believe to be reasonable, and will have a continuing impact on us. The pro forma adjustments are described in the sections entitled “—Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations”

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only. The unaudited pro forma condensed consolidated financial information does not purport to represent what our results of operations or financial condition would have been had the pro forma adjustments actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date.

The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with the sections entitled “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical consolidated financial statements and related notes thereto, the historical consolidated financial statements and related notes thereto of NetQuote Holdings and the historical consolidated financial statements and related notes thereto of CreditCards, included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For Fiscal Year Ended December 31, 2010

	Bankrate	NetQuote Holdings	CreditCards
($ in thousands, except per share data)	Year ended December 31, 2010	Period from January 1, 2010 to July 13, 2010	Period from January 1, 2010 to August 6, 2010	Pro forma adjustments related to the 2010 Acquisitions and the issuance of Notes(a)		Subtotal	Pro forma adjustments related to the Initial Public Offering and the Notes Redemption(h)		Pro forma
Revenue	$220,598	$58,541	$25,607	$(3,859	)(b)	$300,887	$—		$300,887
Cost of revenue	85,326	31,799	1,397	(3,859	)(b)	114,663	—		114,663

Gross margin	135,272	26,742	24,210	—		186,224	—		186,224

Operating expenses:
Sales	8,624	1,859	409	—		10,892	—		10,892
Marketing	23,672	7,848	7,851	—		39,371	—		39,371
Product development	8,722	2,220	757	—		11,699	—		11,699
General and administrative	22,991	4,677	3,620	—		31,288	—		31,288
Stock based compensation	—	544	384	(928	)(c)	—	—		—
Acquisition related expenses and related party fees	17,390	7,731	4,605	(22,345	)(d)	7,381	(7,233	)(i)	148
Restructuring charges	3,288	—	280	—		3,568	—		3,568
Legal settlements, net	1,646	(151)	—	—		1,495	—		1,495
Depreciation and amortization	35,226	4,148	2,254	3,579	(e)	45,207	—		45,207

	121,559	28,876	20,160	(19,694)		150,901	(7,233)		143,668

Income (loss) from operations	13,713	(2,134)	4,050	19,694		35,323	7,233		42,556
Other expense	(306)	—	—	—		(306)	—		(306)
Interest income (expense), net	(38,455)	(1,949)	(3,169)	2,519	(f)	(41,054)	13,100	(j)	(27,954)

Income (loss) before income taxes	(25,048)	(4,083)	881	22,213		(6,037)	20,333		14,296
Income tax expense (benefit)	(3,651)	(232)	223	5,039	(g)	1,379	7,727	(k)	9,106

Net income (loss)	$(21,397)	$(3,851)	$658	$17,174		$(7,416)	$12,606		$5,190

Net income (loss) per share:
Basic	$(0.30)								$0.05
Diluted	(0.30)								0.05

Weighted average number of common shares outstanding:(l)
Basic	71,494,223								96,128,697
Diluted	71,494,223								96,128,697

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For Nine Months Ended September 30, 2011

($ in thousands, except per share data)	Nine months ended September 30, 2011	Pro forma adjustments related to the 2010 Acquisitions and the issuance of Notes(a)		Subtotal	Pro forma adjustments related to the Initial Public Offering and the Notes Redemption(h)		Pro forma
Revenue	$310,431	$—		$310,431	$—		$310,431
Cost of revenue, excluding stock based compensation	110,992	—		110,992	—		110,992
Stock based compensation—cost of revenue	237	—		237	—		237

Gross margin	199,202	—		199,202	—		199,202

Operating expenses:
Sales	9,217	—		9,217	—		9,217
Marketing	59,358	—		59,358	—		59,358
Product development	10,042	—		10,042	—		10,042
General and administrative	23,893	—		23,893	—		23,893
Stock based compensation	2,690	—		2,690	—		2,690
Acquisition, offering and related expenses and related party fees	40,857	—		40,857	(36,607	)(i)	4,250
Restructuring charges	238	—		238	—		238
Legal settlements	—	—		—	—		—
Depreciation and amortization	32,566	—		32,566	—		32,566

	178,861	—		178,861	(36,607)		142,254

Income from operations	20,341	—		20,341	36,607		56,948
Interest income (expense), net	(25,439)	(3,000	)(f)	(28,439)	9,967	(j)	(18,472)
Loss on redemption of Notes	(16,629)	—		(16,629)	16,629	(m)	—

Income (loss) before income taxes	(21,727)	(3,000)		(24,727)	63,203		38,476
Income tax expense (benefit)	5,740	(1,140	)(g)	4,600	11,345	(k)	15,945

Net income (loss)	$(27,467)	$(1,860)		$(29,327)	$51,858		$22,531

Net income (loss) per share:
Basic	$(0.30)						$0.24
Diluted	(0.30)						0.24
Weighted average number of common shares outstanding:
Basic	92,233,345						92,233,345
Diluted	92,233,345						92,233,345

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

(a)	The following pro forma adjustments reflect the impact of the 2010 Acquisitions as well as the Notes offering.
(b)	Reflects the elimination of historical revenues and cost of sales for transactions between Bankrate, NetQuote Holdings and CreditCards.
(c)	Reflects the elimination of non-cash stock based compensation expense for programs which were eliminated upon completion of the 2010 Acquisitions as a result of the termination of the stock compensation programs at the dates of acquisition.

(d)	Reflects the elimination of (i) transaction related expenses related to the 2010 Acquisitions and the debt offering as well as (ii) historical management fees paid by CreditCards to its former owner prior to the acquisition by Bankrate.

($ in thousands)
Eliminate Bankrate transaction related costs	$(10,009)
Eliminate NetQuote transaction related costs	(7,731)
Eliminate CreditCards transaction related costs	(4,200)
Eliminate CreditCards management fees	(405)

Pro forma adjustment	$(22,345)

(e)	Estimates the impact on depreciation and amortization expense for NetQuote Holdings and CreditCards as if purchase accounting was applied as of January 1, 2010. Reference is made to Note 11 of the audited consolidated financial statements included elsewhere in this prospectus for the preliminary allocations of purchase consideration for each acquisition.

($ in thousands)
Eliminate existing depreciation and amortization expense:
NetQuote Holdings, Inc.	$(4,148)
CreditCards.com, Inc.	(2,254)
Pro forma depreciation and amortization expense(1):
NetQuote Holdings, Inc.	5,748
CreditCards.com, Inc.	4,233

Pro forma adjustment	$3,579

(1)	Furniture, fixtures and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets which range from three to five years. Intangible assets are depreciated on a straight-line basis over the estimated useful lives of the assets. The weighted average amortization periods for trade names and domain names, customer relationships, and developed technologies are 17.5 years, 8.25 years, and 3.0 years, respectively.

(f)	To eliminate the historical interest expense, net, and to record estimated interest expense, estimated amortization of bond original issue discount and estimated amortization of deferred financing fees related to the Notes offered on July 13, 2010 as if they had been offered on January 1, 2010.

($ in thousands)	Year ended December 31, 2010	Nine months ended September 30, 2011
Eliminate historical interest expense and amortization of deferred financing fees:
Bankrate(1)	$(34,827)	$(25,266)
NetQuote Holdings	(1,949)	—
CreditCards	(3,169)	—
Interest expense(2)	35,250	26,438
Amortization of Notes original issue discount(2)	420	353
Amortization of deferred financing fees(2)	1,756	1,475

Pro forma adjustment	$(2,519)	$3,000

(1)	Excludes interest expense related to the payable to dissenting stockholders of $3.6 million for the year ended December 31, 2010 and interest expense related to the Credit Agreement of $0.2 million for the nine months ended September 30, 2011.
(2)	The effective interest rate used to calculate the interest expense on the Notes and related amortization was 13.06%.

(g)	Reflects the tax effect of the pro forma adjustments at the estimated statutory rates. Estimated statutory rates used for Bankrate, NetQuote and CreditCards were 38.0%, 39.5% and 37.2%, respectively. For the adjustments to eliminate transaction expenses in (d), we have estimated the non-deductible portion of those expenses including the impact of any uncertain tax position reserve resulting in effective tax rates of 16.2% and 22.9% for Bankrate and NetQuote, respectively.
(h)	The following pro forma adjustments reflect the impact of the Notes Redemption, termination of the Material Event Investment Advisory Agreement and the Initial Public Offering. The unaudited pro forma financial adjustments give effect to the $33.1 million of fees related to the Material Event Investment Advisory Agreement which were recognized in Acquisition related expenses and related party fees in the historical operating results. The unaudited pro forma financial data does not give effect to $3.8 million of fees related to the Material Event Investment Advisory Agreement which were recognized as contra-equity and $0.9 million which was recognized as deferred financing fees. In addition, the unaudited pro forma financial data does not give effect to non–recurring expenses related to the Exchange Offer of $1.7 million.
(i)	Reflects the elimination of historical advisory fees paid by Bankrate under or in connection with the Material Event Investment Advisory Agreement in connection with the Initial Public Offering as well as expenses incurred in connection with the Initial Public Offering.

($ in thousands)	Year ended December 31, 2010	Nine months ended September 30, 2011
Eliminate Material Event Investment Advisory fee	$—	$(33,149)
Eliminate management fees	(7,233)	(946)
Eliminate Initial Public Offering expenses	—	(2,512)

Pro forma adjustment	$(7,233)	$(36,607)

(j)	Estimates the impact on interest expense and amortization of deferred financing fees as if the redemption of Notes occurred on January 1, 2010.

($ in thousands)	Year ended December 31, 2010	Nine months ended September 30, 2011
Interest expense	$(12,338)	$(9,253)
Amortization of Notes original issue discount	(147)	(123)
Amortization of deferred financing fees	(615)	(516)
Eliminate amortization of deferred loan costs for Credit Agreement(1)	—	(75)

Pro forma adjustment	$(13,100)	$(9,967)

(1)	In connection with the payment of the Material Event Investment Advisory Agreement fee, $0.9 million was allocated to deferred loan costs related to the Credit Agreement as noted in note (h) above. Of this amount, $75,000 was amortized during the nine months ended September 30, 2011 and is being eliminated similar to note (i) above.

(k)	Reflects the tax effect of the pro forma adjustments at the estimated Bankrate statutory rate of 38.0%. For the adjustment to eliminate transaction expenses in (i), we have estimated the non-deductible portion of those expenses including the impact of any uncertain tax position reserve resulting in an effective tax rate of 17.9%.
(l)	Pro forma weighted average number of common shares outstanding was calculated to include only those common shares from the Initial Public Offering whose proceeds were used for the Notes Redemption, which includes a pro rata portion of underwriting expenses and commissions and offering expenses related to such shares and does not include common shares whose proceeds were used for general corporate purposes.

(m)	Reflects the elimination of the loss on redemption of Notes.

($ in thousands)
Redemption premium	$12,339
Write-off of deferred financing charges	3,462
Write-off of unamortized discount	828

Pro forma adjustment	$16,629

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Selected Historical Consolidated Financial Data of Bankrate, Inc.

The following table presents our selected historical consolidated financial data. The selected historical financial data as of and for each of the periods ended December 31, 2009 and 2010 and statement of operations and cash flow data for the year ended December 31, 2008 and the period ended August 24, 2009 have been derived from our audited consolidated financial statements, included elsewhere in this prospectus. As a result of the Bankrate Acquisition, our financial results were separately presented in our financial statements for the “Predecessor” entity for periods prior to the acquisition date of August 25, 2009. As a result, periods prior to August 25, 2009 are not necessarily comparable to periods after that date. As a result of the Merger and Recapitalization, Holdings and the Company were consolidated retroactively in the “Successor” entity, beginning July 17, 2009, the date of inception of Holdings. The selected historical financial data as of December 31, 2008 and August 24, 2009 have been derived from our audited consolidated financial statements not included in this prospectus.

The selected historical financial data as of and for each of the periods ended December 31, 2006 and 2007 and balance sheet data for December 31, 2008 and August 24, 2009 have been derived from our audited consolidated financial statements, not included in this prospectus. The selected historical financial data as of and for the nine months ended September 30, 2010 and 2011 have been derived from our unaudited interim condensed consolidated financial statements, included elsewhere in this prospectus. The operating results for the nine months ended September 30, 2010 and 2011 include all adjustments, consisting of only normal and recurring adjustments, that we consider necessary for a fair statement of the results of such interim periods. The interim results are not necessarily an indication of the results for the full year.

The information set forth below should be read in conjunction with our consolidated financial statements and the related notes thereto, included elsewhere in this prospectus, and the sections entitled “Unaudited Pro Forma Condensed Consolidated Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Predecessor				Successor		Successor
(in thousands, except shares and per share data)	Year ended December 31, 2006(1)	Year ended December 31, 2007(2)	Year ended December 31, 2008(3)	Period from January 1, 2009 through August 24, 2009	Period from July 17, 2009 through December 31, 2009	Year ended December 31, 2010(4)	Nine months ended September 30, 2010(5)	Nine months ended September 30, 2011(6)
							(unaudited)	(unaudited)
Statement of Income Data:
Revenue	$79,650	$95,592	$166,855	$87,646	$43,837	$220,598	$143,333	$310,431
Cost of revenue, excluding stock based compensation	23,722	23,704	64,132	35,333	18,669	85,326	56,507	110,992
Stock based compensation—cost of revenue	1,225	2,143	1,963	2,958	—	—	—	237

Gross margin	54,703	69,745	100,760	49,355	25,168	135,272	86,826	199,202

Operating expenses:
Sales	4,393	5,050	6,891	4,566	2,555	8,624	6,255	9,217
Marketing	4,836	7,845	12,437	5,958	3,629	23,672	13,783	59,358
Product development	3,147	3,853	6,067	4,336	2,546	8,722	6,280	10,042
General and administrative	15,472	13,554	19,242	10,919	5,905	22,991	15,671	23,893
Stock based compensation	7,499	9,066	11,454	19,556	—	—	—	2,690
Acquisition, offering and related expenses and related party fees	—	—	—	34,562	4,936	17,390	16,139	40,857
Restructuring charges	—	—	—	—	—	3,288	3,358	238
Impairment charges	—	—	2,433	—	—	—	—	—
Legal settlements	3,000	—	—	—	—	1,646	141	—
Depreciation and amortization	2,402	2,731	9,134	8,294	9,789	35,226	25,574	32,566

	40,749	42,099	67,658	88,191	29,360	121,559	87,201	178,861

Income (loss) from operations	13,954	27,646	33,102	(38,836)	(4,192)	13,713	(375)	20,341
Other expense, net	—	—	—	—	—	(306)	—	—
Interest income (expense), net	2,961	6,688	1,562	30	(12,093)	(38,455)	(28,242)	(25,439)
Loss on redemption of Notes	—	—	—	—	—	—	—	(16,629)

Income (loss) before income taxes	16,915	34,334	34,664	(38,806)	(16,285)	(25,048)	(28,617)	(21,727)
Income tax (benefit) expense	6,911	14,280	15,043	(4,222)	(6,509)	(3,651)	(11,974)	5,740

Net income (loss)	$10,004	$20,054	$19,621	$(34,584)	$(9,776)	$(21,397)	$(16,643)	$(27,467)

Other Financial Data:
Basic and diluted income (loss) per share:
Basic	$0.58	$1.09	$1.04	$(1.83)	$(0.22)	$(0.30)	$(0.25)	$(0.30)
Diluted	0.56	1.04	1.01	(1.83)	(0.22)	(0.30)	(0.25)	(0.30)
Weighted average common shares outstanding:
Basic	17,332,632	18,423,414	18,848,125	18,862,259	43,692,073	71,494,223	66,239,400	92,233,345
Diluted	17,845,754	19,356,039	19,498,209	18,862,259	43,692,073	71,494,223	66,239,400	92,233,345
Cash Flow Data:
Net cash provded by (used in) operating activities	$14,217	$28,299	$42,650	$25,288	$14,233	$31,961	$2,287	$(7,748)
Net cash provided by (used in) investing activities	(103,145)	67,785	(119,779)	(13,600)	(506,128)	(372,988)	(369,199)	(32,006)
Net cash provided by (used in) financing activities	98,573	15,849	(1,874)	1,567	569,585	379,023	385,164	(11,221)
Balance Sheet Data:
Cash and cash equivalents	$13,125	$125,058	$46,055	$59,310	$77,690	$115,630	$95,727	$64,489
Short-term investments	96,800	—	—	—	—	—	—	—
Working capital	122,157	139,437	48,874	60,754	27,736	65,141	69,269	121,868
Intangible assets, net	14,441	27,485	83,347	76,533	224,372	365,745	376,573	352,299
Goodwill	30,039	43,720	101,856	101,886	349,749	559,168	526,921	573,745
Total assets	176,684	228,354	270,750	289,640	706,368	1,125,627	1,097,506	1,106,997
Total stockholders’ equity	170,155	217,266	248,430	237,927	323,240	626,056	625,355	771,892

(1)	Includes the acquired group of assets of East West Mortgage, Inc. (owner of Mortgage-calc.com, Mortgagecalc.com and Mortgagemath.com) from the respective date of acquisition.
(2)	Includes the acquired assets and liabilities of Nationwide Card Services, Inc. (owner of NCS) and Savingforcollege.com, LLC (owner of SFC) from the respective dates of acquisition.
(3)	Includes the acquired assets and liabilities of Blackshore Properties, Inc. (owner of Bankaholic), LinkSpectrum Co. (owner of CCG), InsureMe, Inc. (owner of InsureMe) and Lower Fees (owner of FeeDisclosure.com) from the respective dates of acquisition.

(4)	Includes the acquired stock of NetQuote Holdings, Inc. (owner of NetQuote) and CreditCards.com, Inc. (owner of CreditCards.com), and acquired assets and liabilities of InfoTrak National Data Services (owner of InfoTrak), Jim Wang Enterprises, LLC (owner of Bargaineering) and InsuranceQuotes.com Development, LLC (owner of InsuranceQuotes) from the respective dates of the acquisition.
(5)	Includes the acquired stock of NetQuote Holdings, Inc. (owner of NetQuote) and CreditCards.com, Inc. (owner of CreditCards.com), and acquired assets and liabilities of Jim Wang Enterprises, LLC (owner of Bargaineering) and InsuranceQuotes.com Development, LLC (owner of InsuranceQuotes) from the respective dates of the acquisition.
(6)	Includes the acquired assets and liabilities of certain entities that are individually and in the aggregate immaterial to the Company’s net assets and operations from the respective dates of the acquisition.

Selected Historical Consolidated Financial Data of NetQuote Holdings, Inc.

The following table presents NetQuote Holdings’ selected historical consolidated financial data. The selected historical financial data as of and for the year ended December 31, 2009 have been derived from NetQuote Holdings’ audited consolidated financial statements, included elsewhere in this prospectus. The selected historical financial data as of and for each of the years ended December 31, 2007 and 2008 have been derived from NetQuote Holdings’ audited consolidated financial statements, not included in this prospectus. The selected historical financial data as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 have been derived from NetQuote Holdings’ unaudited interim consolidated financial statements, included elsewhere in this prospectus. The selected historical financial data as of June 30, 2009 have been derived from NetQuote Holdings’ unaudited interim consolidated financial statements, not included in this prospectus. The operating results for the six months ended June 30, 2009 and 2010 include all adjustments, consisting of only normal and recurring adjustments, that we consider necessary for a fair statement of the results of such interim periods. The interim results are not necessarily an indication of the results for the full year.

($ in thousands)	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Six months ended June 30, 2009	Six months ended June 30, 2010
				(unaudited)	(unaudited)
Statement of Operations Data:
Revenue	$78,188	$92,950	$98,480	$48,856	$55,012
Cost of revenue	52,562	62,194	63,348	30,782	35,724

Gross margin	25,626	30,756	35,132	18,074	19,288

Salaries and benefits	10,225	13,352	12,633	6,501	6,735
Other selling, general & administrative	7,158	8,011	9,365	4,291	4,593
Depreciation and amortization	7,918	8,442	7,894	4,150	3,879

	25,301	29,805	29,892	14,942	15,207

Operating income	325	951	5,240	3,132	4,081
Interest income	184	73	—	—	—
Interest expense	(5,073)	(4,287)	(3,961)	(1,984)	(1,867)
Loss on early extinguishment of debt	—	(176)	—	—	—
Gain on legal settlement	—	—	152	—	151

Income (loss) before income taxes	(4,564)	(3,439)	1,431	1,148	2,365
Income tax (expense) benefit	1,262	1,277	1,282	283	616

Net income (loss)	$(5,826)	$(4,716)	$149	$865	$1,749

Cash Flow Data:
Net cash provided by operating activities	$4,422	$9,490	$13,287	$5,095	$5,447
Net cash used in investing activities	(1,940)	(2,258)	(5,333)	(2,471)	(2,008)
Net cash used in financing activities	(2,318)	(2,210)	(2,843)	(1,345)	(1,867)

Balance Sheet Data:
Cash and cash equivalents	$6,035	$11,057	$16,168	$12,336	$17,740
Working capital	3,593	7,901	11,615	10,853	107
Intangible assets, net	24,889	17,645	11,793	14,540	9,290
Goodwill	49,764	49,764	49,764	49,764	49,764
Total assets	91,962	89,705	93,969	91,792	97,287
Redeemable preferred stock	56,688	56,688	56,688	56,688	56,688
Total stockholders’ deficit	(15,769)	(18,435)	(16,871)	(16,819)	(14,470)

Selected Historical Consolidated Financial Data of CreditCards.com, Inc.

The following table presents CreditCards’ selected historical consolidated financial data. The selected historical financial data as of and for each of the years ended December 31, 2008 and 2009 have been derived from CreditCards’ audited consolidated financial statements, included elsewhere in this prospectus. The selected historical financial data as of and for the year ended December 31, 2007 have been derived from CreditCards’ audited consolidated financial statements, not included in this prospectus. The selected historical financial data as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 have been derived from CreditCards’ unaudited interim consolidated financial statements, included elsewhere in this prospectus. The selected historical financial data as of June 30, 2009 have been derived from CreditCards’ unaudited interim consolidated financial statements, not included in this prospectus. The operating results for the six months ended June 30, 2009 and 2010 include all adjustments, consisting of only normal and recurring adjustments, that we consider necessary for a fair statement of the results of such interim periods. The interim results are not necessarily an indication of the results for the full year.

($ in thousands)	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009	Six months ended June 30, 2009	Six months ended June 30, 2010
				(unaudited)	(unaudited)
Statement of Operations Data:
Revenues	$63,273	$72,413	$42,851	$24,603	$20,738
Operating Costs and expenses:
Cost of revenues	27,669	33,616	18,975	11,197	6,855
Sales and marketing expense	3,762	5,673	4,220	2,167	1,847
General and administrative expense	8,086	8,948	6,017	3,416	4,796
Impairment of intangibles	—	—	39,202	—	—
Amortization of intangibles	2,778	3,337	3,630	1,795	1,683

Total operating costs and expenses	42,295	51,574	72,044	18,575	15,181

Income (loss) from operations	20,978	20,839	(29,193)	6,028	5,557
Other (income) expense	(63)	214	(18)	(38)	(20)
Interest expense (net of interest income)	14,923	19,611	22,040	11,034	2,632

Income before income taxes	6,118	1,014	(51,215)	(4,968)	2,945
Income tax expense (benefit)	2,597	606	1,297	94	17

Net income (loss)	$3,521	$408	$(52,512)	$(5,062)	$2,928

Cash Flow Data:
Net cash provided by (used in) operating activities	$9,900	$12,252	$(1,270)	$19	$3,758
Net cash used in investing activities	(1,005)	(18,316)	(2,752)	(670)	(75)
Net cash provided by (used in) financing activities	(7,661)	15,469	(2,856)	(1,364)	(1,143)

Balance Sheet Data:
Cash and cash equivalents	$7,676	$11,576	$4,308	$8,824	$6,738
Working capital	13,351	(5,837)	5,785	9,201	9,471
Intangible assets, net	83,237	88,094	60,666	91,508	58,546
Goodwill	41,691	50,993	35,803	47,759	35,006
Total assets	149,426	167,468	108,704	162,644	111,092
Total stockholders’ equity	(13,246)	(16,502)	(39,619)	(1,681)	(37,664)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition with the “Selected Historical Consolidated Financial Data” and the financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, and that involve numerous risks and uncertainties, including, but not limited to, those described in the “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” sections of this prospectus. Actual results may differ materially from those contained in any forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements.”

Introduction

Our Company

We are a leading publisher, aggregator and distributor of personal finance content on the Internet. We provide consumers with proprietary, fully researched, comprehensive, independent and objective personal finance editorial content across multiple vertical categories including mortgages, deposits, insurance, credit cards, and other personal finance categories.

Our sources of revenue include display advertising, performance-based advertising, lead generation, distribution arrangements and traditional media avenues, such as syndication of editorial content and subscriptions.

We generate revenue through the sale of leads in the mortgage, credit card and insurance vertical categories. Through Bankrate Select we sell leads to mortgage lenders. Through Nationwide Card Services, CreditCardGuide.com, and CreditCards.com, we sell leads to credit card issuers. Through InsureMe.com and NetQuote, we sell leads to insurance agents and insurance carriers. We generate revenue on a per-lead basis based on the actual number of qualified insurance leads generated, and on a per-action basis for credit card applications (i.e., upon approval or completion of an application). Leads are generated not only organically within the Bankrate network of websites, but also through our various affiliate networks, via co-brands, and through display advertisements. We sell to advertisers targeting a specific audience in a city or state and also to national advertisers targeting the entire country.

Advertisers that are listed in our mortgage and deposit rate tables have the opportunity to hyperlink their listings. Additionally, advertisers can buy hyperlinked placement within our qualified insurance listings. By clicking on the hyperlink, users are taken to the advertiser’s website. We typically sell our hyperlinks on a per-click pricing model. Under this arrangement, advertisers pay Bankrate a specific, pre-determined cost each time a consumer clicks on that advertiser’s hyperlink or phone icon (usually found under the advertiser’s name in the rate or insurance table listings). All clicks are screened for fraudulent characteristics by an independent third party vendor and then charged to the advertiser’s account.

We provide a variety of digital display formats. Our most common digital display advertisement sizes are leader boards and banners, which are prominently displayed at the top or bottom of a page, as well as skyscrapers, islands, and posters. We charge for these advertisements based on the number of times the advertisement is displayed or based on a fixed amount for a campaign. Advertising rates may vary depending upon the product areas targeted, geo-targeting, the quantity of advertisements purchased by an advertiser, and the length of time an advertiser runs an advertisement on our online network. We sell to advertisers targeting a specific audience in a city or state and also to national advertisers targeting the entire country.

Lead generation, display advertisements and hyperlink listings, which we refer to as online revenue, represented approximately 98% and 97% of our revenue for the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively. We also derive revenue through the sale of print advertisements and the distribution (or syndication) of our editorial content, which we refer to as print publishing and licensing revenue.

Significant Developments

Credit Agreement

On June 10, 2011, we entered into the Credit Agreement, pursuant to which revolving credit facilities (the “Revolving Credit Facilities”) in an aggregate amount of $100.0 million, consisting of two tranches, tranche A (the “Tranche A Revolving Credit Facility”) for $30.0 million which matures on July 15, 2015 and tranche B (the “Tranche B Revolving Credit Facility”) for $70.0 million which matures on April 15, 2015 were made available to the Company. The Company’s obligations under the Revolving Credit Facilities are guaranteed by each direct and indirect, existing and future, domestic restricted subsidiary that guarantees the Company’s obligations under the Notes. The obligations under such credit facilities are equally and ratably secured by liens on the same collateral that secures the Notes (it being understood that upon any enforcement of remedies resulting in the realization of proceeds from such collateral, up to $30.0 million of revolving loans under the Tranche A Revolving Credit Facility would be paid in full first before applying any such amount to pay the Notes and the revolving loans under the Tranche B Revolving Credit Facility on a pari passu basis). The agreements governing such credit facilities contain terms generally commensurate with issuers of the same debt rating, and our ability to draw down any such credit facilities is subject to certain limitations, including that at the time of and immediately after giving effect to such drawing and the application proceeds thereof the Consolidated Secured Debt Ratio (as defined in the Revolving Credit Agreement) on a pro forma basis shall not exceed 3.50:1.00.

At the Company’s election, the interest rate per annum applicable to the loans under the Revolving Credit Facilities is based on a fluctuating rate of interest determined by reference to either (i) a base rate determined by reference to the higher of (a) the prime rate quoted in the print edition of The Wall Street Journal, Money Rates Section as the prime rate and (b) the federal funds effective rate plus 0.50%, plus an applicable margin equal to 2.00%, or (ii) a Eurodollar rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin equal to 3.00%; provided, however, that at any time less than $20,000,000 in aggregate principal amount of loans are drawn under the Tranche A Revolving Credit Facility, the applicable margin with respect to loans under the Tranche B Revolving Credit Facility at the base rate will be 2.25% and the applicable margin with respect to loans under the Tranche B Revolving Credit Facility at the Eurodollar rate will be 3.25%.

Interest accrues daily and is payable in arrears for both base rate and Eurodollar loans. For base rate loans, interest is payable on the last business day of March, June, September and December. For Eurodollar loans interest is calculated based on elected interest periods of one, two, three or six months (or, if each affected lender so agrees, nine or twelve months) and payable, as applicable, at the end of each one-month, two-month or, if the applicable interest period is three months or longer, three-month interval. There were no amounts outstanding under the Revolving Credit Facilities as of September 30, 2011, nor did the Company incur any interest during the three and nine months ended September 30, 2011.

The Revolving Credit Facilities agreement contains customary financial and other covenants as described below under “Description of Indebtedness.” The Company was in compliance with all required covenants as of September 30, 2011.

Initial Public Offering

Pursuant to the Initial Public Offering, on June 22, 2011, the Company and certain of its existing stockholders sold 22,994,455 shares of common stock at a public offering price of $15.00 per share, including 2,994,455 shares sold by certain of its existing stockholders upon the exercise of the underwriters’ option to purchase additional shares. The Company’s shares are traded on the New York Stock Exchange (“NYSE”) under the symbol “RATE.” The offer and sale of all of the shares in the IPO were registered under the Securities Act pursuant to a registration statement on Form S-1 (File No. 333-173550), which was declared effective by the

SEC on June 16, 2011. Our portion of the net proceeds from the IPO was approximately $170.3 million after deducting underwriting discounts of $11.3 million and offering costs of $5.9 million. In addition, during the nine months ended September 30, 2011, we incurred costs associated with the IPO and S-4 registration statement in relation to our Exchange Offer, which included $34.7 million to Apax Partners, L.P. for termination of monitoring fees, merger and acquisition advisory services, IPO services for secondary shares, exchange offer advisory services, and other services provided to Bankrate’s management. The payment to APAX has been recorded in the following manner: $30.0 million as a part of acquisition, offering and related expenses and related party fees, $3.8 million netted against IPO proceeds and $917,000 to deferred financing costs.

We used approximately $123.0 million of the net proceeds from the offering to repay the principal and accrued interest on our Notes. We intend to use the balance of the net proceeds from the offering for working capital and other general corporate purposes, including financing our growth.

As part of the 22,994,455 shares of common stock sold in the IPO, 10,494,455 shares of common stock were sold by certain existing stockholders at a public offering price of $15.00 per share, including 2,994,455 shares sold by the selling stockholders upon the exercise of the underwriters’ option to purchase additional shares. The Company did not receive any of the proceeds from the sale of such shares by the selling stockholders.

2011 Recapitalization and Merger

On June 21, 2011, Holdings merged with and into the Company with the Company surviving the merger. Pursuant to the Recapitalization in connection with the 2011 Merger, Holdings underwent an internal recapitalization in which all preferred and common shares of Holdings were exchanged for shares of a single series of common stock of Holdings. As a result of the Recapitalization and 2011 Merger, all preferred and common shares (other than restricted shares) of the Company were cancelled and all shares of common stock of Holdings were converted into common shares of the Company. Immediately following the Recapitalization and 2011 Merger, the Company had 87,500,000 shares of common stock issued and outstanding, including 120,135 shares of restricted stock. The surviving corporation in the 2011 Merger retained the name “Bankrate, Inc.” The 2011 Merger was accounted for as a common control merger and in a manner similar to a pooling of interests. Accordingly, Holdings and Bankrate were consolidated retroactively to the earliest Successor period presented, using the historical cost basis of each entity. The common stock, per common share, and increase in authorized share amounts have been presented to retroactively reflect these transactions to the earliest Successor period presented.

In connection with the 2011 Merger and the IPO, the Company entered into a Fourth Amended and Restated Stockholders Agreement that provides the Company’s existing direct and indirect stockholders with certain rights, including rights of Ben Holdings S.à r.l., a stockholder of the Company, which is, in turn, controlled by the Apax VII Funds.

Senior Secured Notes

Pursuant to the Notes Redemption on June 30, 2011, in accordance with the terms of the Indenture, the Company used approximately $123.0 million of the proceeds from the Initial Public Offering to redeem $105.0 million aggregate principal amount of the outstanding Notes and to pay interest accrued in the amount of $5.7 million on the portion of the outstanding Notes up to but not including the date of redemption and the required optional redemption premium under the Indenture. As a result of the Notes Redemption, the Company incurred charges of approximately $16.6 million during the nine months ended September 30, 2011, including charges of approximately $828,000 and $3.5 million for the write-off of unamortized original issue discount and deferred financing cost, respectively, and $12.3 million for the redemption fee. These charges are recorded within loss on redemption of Notes on the consolidated statements of operations. The Company had a balance of approximately $193.5 million and $297.4 million in Notes, net of amortization as of September 30, 2011 and December 31, 2010, respectively, on the consolidated balance sheet.

On August 1, 2011, the Company completed the Exchange Offer pursuant to which all of the Notes, which were issued without registration under the Securities Act of 1933, were exchanged for a new issue of substantially identical Notes registered under the Securities Act.

During the three and nine months ended September 30, 2011, the Company amortized $74,000 and $289,000 of original issue discount which is included within interest expense on the accompanying condensed consolidated statement of operations. At September 30, 2011, the Company had approximately $1.5 million in original issue discounts remaining to be amortized.

Stock Based Compensation

In June 2011, the Company established a stock based compensation program to grant share based awards for up to 12,120,000 shares of our common stock. Our stock option program is a long-term retention program that is intended to attract, retain and provide incentives for directors, officers and employees in the form of non-qualified stock options and restricted stock (the “2011 Plan”). Under the 2011 Plan, the Compensation Committee of the Board of Directors or its delegate has the sole authority to determine who receives such grants, the type, size and timing of such grants, and to specify the terms of any non-competition agreements relating to the grants. The purpose of the 2011 Plan is to advance our interests by providing eligible participants in the Plan with the opportunity to receive equity-based or cash incentive awards, thereby aligning their economic interests with those of our stockholders.

We account for stock based compensation in accordance with ASC 718 Compensation—Stock Compensation (“ASC 718”). Under the fair value recognition provisions of ASC 718, stock based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period, which is generally the vesting period. See Note 2 in the Notes to Condensed Consolidated Financial Statements for further information regarding our stock based compensation assumptions and expense.

Restricted Stock

Bankrate grants restricted stock, which is valued based on the market price of the common stock on the date of grant. Compensation expense arising from restricted stock grants with cliff vesting is recognized using the straight line method over the vesting period. In June 2011, we awarded 120,135 shares of restricted common stock to employees. The restricted stock awards cliff vest after the first anniversary of the grant date subject to continued employment through the applicable vesting date. As of September 30, 2011, there were 114,735 restricted stock grants outstanding due to forfeitures of 5,400 restricted stock grants.

Stock Options

We currently use the Black-Scholes option pricing model to determine the fair value of our stock options. The determination of the fair value of the awards on the date of grant using an option-pricing model is affected by the price of our common stock, as well as assumptions regarding a number of complex and subjective variables. These variables include the expected term of the options, expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, expected dividends and the estimated forfeiture rate.

We estimated the expected term using the simplified method for all options as the Company does not have sufficient historical exercise data. The volatility assumption is based on implied stock price volatility of a peer group of publicly traded companies. The decision to use a weighted average volatility factor was based upon the relatively short period of availability of data on actively traded options on our common stock, and our assessment that implied volatility is more representative of future stock price trends than historical volatility. We based the risk-free interest rate used in the option pricing model on U.S. Treasury constant maturity issues having remaining terms similar to the expected terms of the options. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. All share-based payment awards are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period.

If factors change and we employ different assumptions for estimating stock based compensation expense in future periods or if we decide to use a different valuation model, the future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and net income per share.

2010 Acquisitions. Early in the third quarter of 2010 we acquired NetQuote Holdings, Inc. and CreditCards.com, Inc.

Redesigned website. We launched a new re-designed website in the second quarter of 2009 that accommodates additional advertisement configurations, including video. The new re-designed website provides dynamic page reformatting to help optimize the monetization of the site.

Certain Trends Influencing Our Business

The key drivers of our business include the number of ready-to-transact consumers visiting our online network, including the number of page views they generate, and the demand of our online network advertisers, both of which are correlated to general macroeconomic conditions in the United States.

From 2008 through mid-2010, our business was negatively affected by market turmoil and tightening of credit which led to an increased level of consumer and commercial credit delinquencies, low interest rates, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. As housing activity, interest rates or general consumer financial activity increases, we anticipate that our business levels will continue to increase.

Since demand for financial services is generally correlated to the growth of the economy, financial institutions’ online and traditional marketing spend is expected to increase as a result. In the recent recession, uncertainty for our financial services advertisers caused their advertising budgets to decline. Beginning in mid-2010, we began to experience initial signs of increased activity by consumers in the form of increased visits to our websites and page views, as well as more demand for our advertising products by our advertising customers. For example, in 2010, major credit card companies increased advertising and lead generation spending after significantly cutting their budgets in 2008 and 2009. We believe our end markets are well positioned to experience healthy growth in the coming years given the anticipated economic rebound and improving macroeconomic trends.

Key Initiatives

We are focused on several key initiatives to drive our business:

•	increasing the visitor traffic to our online network of websites;

•	optimizing the revenue of our cost-per-thousand-impressions and cost-per-click models on our online network including the integration of the new acquisitions;

•	revenue optimization associated with the new look, design and functionality of our mortgage and deposit cost-per-click rate tables;

•	enhancing search engine marketing (“SEM”) and keyword buying to drive targeted impressions into our online network;

•	expanding our co-brand and affiliate footprint;

•	broadening the breadth and depth of the personal finance content and products that we offer on our online network;

•	containing our costs and expenses; and

•	continuing to integrate our recent acquisitions to maximize synergies and efficiencies.

Basis of Presentation

As a result of the Bankrate Acquisition, we present separately the financial results for the “Predecessor” entity for periods prior to the acquisition date of August 25, 2009. As a result of the Merger and Recapitalization, Holdings and the Company were consolidated retroactively in the “Successor” entity, beginning July 17, 2009, the date of inception of Holdings. References to “Bankrate,” “the Company,” “we,” “us” and “our” in this Management’s Discussion and Analysis refer to our operations and to our consolidated subsidiaries for both the Predecessor and Successor periods. The impact of the Bankrate Acquisition and related purchase accounting had no effect on the Company’s revenue or operating expenses other than depreciation and amortization. Depreciation and amortization is not comparable between Predecessor and Successor periods due to our tangible and intangible assets being recorded at fair value in purchase accounting, resulting in different bases in and the depreciation and amortization of these assets between the Predecessor and Successor periods.

Revenue

The amount of advertising we sell is a function of (1) the number of visitors to our online network and our affiliates’ websites, (2) the number of ad pages we serve to those visitors, (3) the click through rate of visitors on hyperlinks, (4) the number of advertisements per page, (5) the rate at which consumers apply for financial product offerings, and (6) advertiser demand.

Display Advertising Revenue

We sell display advertisements on our online network consisting primarily of leaderboards, banners, badges, islands, posters, and skyscraper advertisements. We typically charge for these advertisements based on the number of times the advertisement is displayed.

Hyperlink Revenue

We also sell hyperlinks (e.g., in our interest rate or insurance table listings) on our online network on a cost-per-click basis. Advertisers pay us each time a visitor to our online network clicks on a hyperlink in a rate or insurance table listing, net of invalid clicks. We also sell text links on our rate pages to advertisers on a cost-per-click basis. Advertisers enter an auction bidding process on a third-party website for placement of their text link based on the amount they are willing to pay for each click through to their website.

Lead Generation Revenue

We also generate revenue by delivering measurable online marketing results to our clients in the credit card, personal insurance and mortgage vertical categories. These results are typically in the form of qualified leads or clicks, the outcomes of customers submitting an application for a credit card or mortgage, or customers being contacted regarding a quote for a personal insurance product. These qualified leads are generated from our marketing activities on our websites or on third party websites with whom we have relationships.

Print Publishing and Licensing Revenue

Print publishing and licensing revenue represent advertising revenue from the sale of advertising in our Mortgage Guide (formerly called the Consumer Mortgage Guide) and CD & Deposit Guide, rate tables, newsletter subscriptions, and licensing of research information.

We also earn fees from distributing editorial rate tables that are published in newspapers and magazines across the United States, from paid subscriptions to three newsletters, and from providing rate surveys to institutions and government agencies. In addition, we license research data under agreements that permit the use of rate information we develop to advertise the licensee’s products in print, radio, television, and website promotions.

Cost of Revenue (excludes depreciation and amortization)

Cost of revenue represents expenses directly associated with the creation of revenue. These costs include contractual revenue sharing obligations resulting from our distribution arrangements (“distribution payments”), salaries, editorial costs, market analysis and research costs, stock-based compensation expense, and allocated overhead. Distribution payments are made to website operators for visitors directed to our online network as well as to affiliates for leads directed to our online network and lead generation websites. These costs increase proportionately with gains related to revenue from our online network and lead generation websites. Editorial costs relate to writers and editors who create original content for our online publications and associates who build web pages. These costs have increased as we have added online publications and co-branded versions of Bankrate.com under distribution arrangements. These websites must be maintained on a daily basis. Research costs include expenses related to gathering data on banking and credit products and consist primarily of compensation and benefits along with allocated overhead.

We are also involved in revenue sharing arrangements with our online partners where the consumer uses co-branded websites to which we provide web services. Revenue is effectively allocated to each partner based on the revenue earned from each website. The allocated revenue is shared according to distribution agreements.

Operating Expenses

Sales

Sales costs represent direct selling expenses, principally for online advertising, and include compensation and benefits, sales commissions, allocated overhead, and stock based compensation expense.

Marketing

Marketing expenses represent expenses associated with expanding brand awareness of our products and services to consumers and include SEM expense, print and Internet advertising, marketing and promotion costs, and stock based compensation expense.

Product Development

Product development costs represent compensation and benefits related to site development, network systems and telecommunications infrastructure support, programming, new product design and development, other technology costs, and stock based compensation expense.

General and Administrative

General and administrative expenses represent compensation and benefits for executive, finance and administrative personnel, professional fees, stock based compensation expense, allocated overhead and other general corporate expenses.

Acquisition Offering and Related Expenses and Related Party Fees

Acquisition offering and related expenses represent direct expenses incurred as a result of the Bankrate Acquisition, the 2010 Acquisitions and the acquisitions of Bargaineering.com and InsuranceQuotes.com. Related party fees are described in the section entitled “Certain Relationships and Related Party Transactions.”

Restructuring Costs

Restructuring costs represent costs incurred as a result of terminating or relocating employees or closing office locations.

Depreciation and Amortization

Depreciation and amortization expense includes the cost of capital asset acquisitions spread over their expected useful lives. These expenses are spread over 1 to 25 years and are calculated mostly on a straight-line basis. Depreciation and amortization also includes the amortization of intangible assets, consisting primarily of trademarks and URLs, software licenses, customer relationships, agent/vendor relationships, developed technologies and non-compete agreements, all of which were either acquired separately or as part of business combinations recorded under the acquisition method of accounting. The amortization periods for intangible assets are as follows:

Estimated Useful Life
Trademarks and URLs	2-25 years
Customer relationships	8-15 years
Affiliate network relationships	1-9 years
Developed technologies	3-6 years

Interest Income (Expense), Net

Interest income (expense), net, primarily consists of expenses associated with our long-term debt, amortization of the debt issuance costs and interest income earned on cash and cash equivalents.

Loss on Redemption of Senior Secured Notes

Loss on redemption of Notes represent additional cost incurred as a result of the redemption of a portion of the Notes.

Income Tax Expense (Benefit)

Income tax expense consists of federal and state income taxes in the United States and taxes in certain foreign jurisdictions.

Critical Accounting Policies

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenue and expenses during the period. We base our judgments, estimates and assumptions on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We evaluate our judgments, estimates and assumptions on a regular basis and make changes accordingly. We believe that the judgments, estimates and assumptions involved in the accounting for revenue recognition, income taxes, the allowance for doubtful accounts receivable, stock-based compensation, useful lives of intangible assets and intangible asset impairment, goodwill impairment, acquisition accounting, and contingencies have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. Below we discuss the critical accounting estimates associated with these policies. For further information on our critical accounting policies, see the discussion in the section titled “—Results of Operations” below, and Note 2 to our consolidated financial statements included in this prospectus.

Income Tax Expense (Benefit)

We account for income taxes in accordance with Accounting Standards Codification (“ASC”) 740, Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results, or the ability to implement tax-planning strategies varies, adjustments to the carrying value of the deferred tax assets and liabilities may be required. Valuation allowances are based on the “more likely than not” criteria of ASC 740.

The accounting for uncertain tax positions guidance under ASC 740 requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. We recognize interest and penalties on uncertain tax positions as a component of income tax expense. If our assessment of whether a tax position meets or no longer meets the more-likely-than-not threshold were to change, adjustments to income tax benefits may be required.

Allowance for Doubtful Accounts Receivable

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of our customers to make required payments. We look at historical write-offs and sales growth when determining the adequacy of the allowance. This estimate is inherently subjective because our estimates may be revised as more information becomes available. Should the financial condition of our customers deteriorate, resulting in an impairment of their ability to make payments, or if the level of accounts receivable increases, the need for possible additional allowances may be necessary. Any additions to the allowance for doubtful accounts are recorded as bad debt expense and included in general and administrative expenses. During the three months ended September 30, 2011, the nine months ended September 30, 2011, the year ended December 31, 2010, the period from July 17, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and year ended December 31, 2008 we charged approximately $561,000, $1.7 million, $776,000, $126,000, $540,000, and $1.2 million, respectively, to bad debt expense, and wrote off (net of recoveries) approximately $562,000, $1.8 million, $449,000, $12,000, $0, $683,000, and $2.0 million, respectively, of accounts deemed uncollectible.

Goodwill Impairment

In accordance with ASC 350, Intangibles—Goodwill and Others, we review our goodwill for impairment annually, or more frequently, if facts and circumstances warrant a review, at the reporting unit level. Our annual impairment test is performed as of October 1 of each year. We have determined that we have one segment with one reporting unit. The provisions of ASC 350 require that a two-step test be performed to assess goodwill for impairment. First, the fair value of the reporting unit is compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The implied fair value of the reporting unit’s goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied value, an impairment loss equal to the difference will be recorded. In determining the fair value of our reporting unit, we relied on a weighting of the Income Approach and the Market Approach. Under the Income Approach, the fair value of a business unit is based on the cash flows it can be expected to generate over its remaining life. The estimated cash flows are converted to their present value equivalent using an appropriate rate of return. The Market Approach utilizes a market comparable method whereby similar publicly traded companies are valued using Market Values of Invested Capital (“MVIC”) multiples (i.e., MVIC to revenue, MVIC to earnings before interest and taxes, MVIC to cash flow, etc.) and then these MVIC multiples are applied to a company’s operating results to arrive at an estimate of value. We did not recognize any goodwill impairment charges for the nine months ended September 30, 2010, the year ended December 31, 2010, the period from July 17, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009, and for the year ended December 31, 2008. Goodwill activity for the nine months ended September 30, 2011 is shown below:

($ in thousands)
Balance, December 31, 2010	$559,168
Adjustment during the measurement period relating to acquisition of NetQuote Holdings, Inc.	205
Adjustment during the measurement period relating to acquisition of CreditCards.com, Inc.	5,400
Other acquisitions	8,972

Balance, September 30, 2011	$573,745

There have been no triggering events during the nine months ended September 30, 2011 and 2010 that would require an impairment test during the periods.

Impairment of Long-Lived Assets including intangible assets with finite lives

ASC 360, Property, Plant and Equipment, requires that long-lived assets including intangible assets with finite lives be amortized over their estimated useful life and reviewed for impairment. We continually monitor events and changes in circumstances that could indicate carrying amounts of our long-lived assets including intangible assets with finite lives may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of such assets by determining whether the carrying value will be recovered through the undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of such assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

There was $0 of impairment charges of long-lived assets including intangible assets with finite lives for the nine months ended September 30, 2011 and 2010, the year ended December 31, 2010, the period from July 17, 2009 to December 31, 2009 and the period from January 1, 2009 to August 24, 2009. In the three months ended December 31, 2008, we recorded impairment charges of approximately $519,000 related to certain developed technology and Internet domain names that we ceased using. In the three months ended December 31, 2008, we also recorded an impairment charge of approximately $1.9 million related to customer relationships in our print publishing and licensing business due to the continuing trend of declining revenue and operating margins with no indications of improvement in the near future.
Acquisition Accounting

We completed the acquisition of numerous businesses and websites between 2008 and 2010. The acquisition method of accounting requires companies to assign values to assets and liabilities acquired based upon their fair values. In most instances, there is not a readily defined or listed market price for individual assets and liabilities acquired in connection with a business, including intangible assets. The determination of fair value for assets and liabilities in many instances requires a high degree of estimation. The valuation of intangibles assets, in particular, is very subjective. We generally use internal cash flow models. The use of different valuation techniques and assumptions can change the amounts and useful lives assigned to the assets and liabilities acquired, including goodwill and other intangible assets and related amortization expense. We adopted the provisions of ASC 805, Business Combinations, effective January 1, 2009. We will have applied ASC 805 prospectively to business combinations for which the acquisition date was on or after January 1, 2009.

Contingencies

As discussed in Note 8 to our consolidated financial statements, included elsewhere in this prospectus, various legal proceedings are pending against us.

We record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. Except as discussed in Note 8, at the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, (i) management has concluded that it is not probable that a loss has been incurred; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.

Revenue Recognition

Online advertising is the sale of advertising, sponsorships, hyperlinks, and lead generation within our online network through Bankrate.com, Interest.com, Bankaholic.com, Mortgage-calc.com, CreditCardGuide.com, Nationwidecardservices.com, Creditcardsearchengine.com, InsuranceQuotes.com, InsureMe.com, Bankrate.com.cn (China), CreditCards.com, CreditCards.ca, NetQuote.com, and CD.com. The print publishing and licensing business is primarily engaged in the sale of advertising in the Mortgage Guide and CD & Deposit Guide rate tables, newsletter subscriptions, and licensing of research information.

Our largest customer accounted for less than 10% of total revenue, and our ten largest customers accounted for approximately 40% of total revenues, for the year ended December 31, 2010. Our largest customer accounted for 12% of total revenue and our ten largest customers accounted for approximately 56% of total revenue for the nine months ended September 30, 2011. No material revenues were generated outside of the United States.

Display Advertising Revenue

Display advertising sales are invoiced monthly at amounts based on specific contract terms predominantly based on the number of impressions actually delivered to the advertiser.

Hyperlink Revenue

We recognize hyperlink revenue monthly for each link based on the number of clicks at the cost per click contracted for during the auction bidding process.

Lead Generation Revenue

For the insurance vertical category, we recognize revenue on a per-lead basis. For the credit card industry, we recognize revenue on a per-action basis. We have also entered into revenue sharing arrangements with our vertical content partners based on the revenue earned from their leads.

Revenue is recorded at gross amounts and partnership payments are recorded in cost of revenue, pursuant to the provisions of ASC Topic 605-45, Reporting Revenue Gross as a Principal versus Net as an Agent.

Print Publishing and Licensing Revenue

We charge for placement in the Mortgage Guide and CD & Deposit Guide in a print publication. Advertising revenue is recognized when the Mortgage Guide and CD & Deposit Guide run in the publication. Revenue from our newsletters is recognized ratably over the period of the subscription, which is generally up to one year. Revenue from the sale of research information is recognized ratably over the contract period.

Revenue for distributing editorial rate tables is recognized ratably over the contract/subscription periods.

Stock Based Compensation

The Predecessor used and we currently use the Black-Scholes option pricing model to determine the fair value of our stock options. The determination of the fair value of the awards on the date of grant using an option-pricing model was affected by the price of our common stock, as well as assumptions regarding a number of complex and subjective variables. These variables included expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, expected dividends and the estimated forfeiture rate.

We estimated the expected term of outstanding stock options by taking the average of the vesting term and the contractual term of the option, as illustrated in ASC 718, Compensation—Stock Compensation. We used the simplified method to estimate the expected term for employee stock option grants as adequate historical experience was not available to provide a reasonable estimate. The Predecessor estimated the volatility of our common stock by using a weighted average of historical stock price volatility and implied volatility in market traded options in accordance with ASC 718. The decision to use a weighted average volatility factor was based upon the relatively short period of availability of data on actively traded options on our common stock, and our assessment that implied volatility was more representative of future stock price trends than historical volatility. We based the risk-free interest rate used in the option pricing model on U.S. Treasury constant maturity issues having remaining terms similar to the expected terms of the options. We did not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model. We were required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We used historical data to estimate pre-vesting option forfeitures and record stock based compensation expense only for those awards that were expected to vest. All stock based payment awards were amortized on a straight-line basis over the requisite service periods, which was generally the vesting period.

If factors had changed and we had employed different assumptions for estimating stock based compensation expense in future periods or if we had decided to use a different valuation model, the future periods may have differed significantly from what we recorded in the current period and could have materially affected our operating income and net income.

In June 2011, the Company established the 2011 Plan, a stock based compensation program to grant stock based awards for up to 12,120,000 shares of our common stock. Our stock based program is a long-term retention program that is intended to attract, retain and provide incentives for directors, officers and employees in the form of non-qualified stock options and restricted stock. Under the 2011 Plan, the Board of Directors or its delegate has the sole authority to determine who receives such grants, the type, size and timing of such grants, and to specify the terms of any non-competition agreements relating to the grants. The purpose of the 2011 Plan is to advance our interests by providing eligible participants in the Plan with the opportunity to receive equity-based or cash incentive awards, thereby aligning their economic interests with those of our stockholders.

Stock based compensation expense recognized in our consolidated statements of income as set forth below for each of the periods stated:

	Fiscal 2008			Fiscal 2009		Fiscal 2010
	Predecessor			Predecessor	Successor	Successor			Successor
($ in thousands)	Period from January 1, 2008 to August 24, 2008	Period from August 25, 2008 through December 31, 2008	Year ended December 31, 2008	Period from January 1, 2009 through August 24, 2009	Period from July 17, 2009 through December 31, 2009	Period from January 1, 2010 to August 24, 2010	Period from August 25, 2010 through December 31, 2010	Year ended December 31, 2010	Nine months ended September 30, 2010	Nine months ended September 30, 2011
Cost of revenue:	$1,432	$531	$1,963	$2,858	$—	$—	$—	$—	$—	$237
Operating expenses:
Sales	1,381	825	2,206	5,540	—	—	—	—	—	484
Marketing	513	247	760	890	—	—	—	—	—	259
Product development	714	354	1,068	948	—	—	—	—	—	523
General and administrative	5,172	2,248	7,420	12,178	—	—	—	—	—	1,424

Total stock based compensation expense	$9,212	$4,205	$13,417	$22,414	$—	$—	$—	$—	$—	$2,927

There was $0 of stock based compensation expense recognized in our consolidated statements of operations for the nine months ended September 30, 2010, the year ended December 31, 2010, and the period from July 17, 2009 through December 31, 2009 (Successor).

Included in stock based compensation expenses for the period from January 1, 2009 to August 24, 2009 is $16.3 million due to the recognition of unamortized compensation costs as the acquisition of the Company triggered the change in control provisions of the stock based compensation instruments and resulted in the immediate acceleration of the vesting. Effective with the Bankrate Acquisition, all outstanding “in-the-money” stock options were settled with cash, and all outstanding “out-of-money” stock options were cancelled.

Results of Operations

The following is our analysis of the results of operations for the periods covered by our financial statements. This analysis should be read in conjunction with our financial statements, including the related notes to the financial statements. A detailed discussion of our accounting policies and procedures is set forth in the applicable sections of this analysis. Other accounting policies are contained in Note 2 to the consolidated financial statements.

The Successor had no operations from July 17, 2009 to August 24, 2009. For comparability purposes, the Successor period from July 17, 2009 to December 31, 2009 is compared to the Predecessor period from August 25, 2008 to December 31, 2008 and the Successor period from August 25, 2010 to December 31, 2010.

The following table displays our results for the respective periods expressed as a percentage of total revenue.

	Fiscal 2008			Fiscal 2009		Fiscal 2010
	Predecessor			Predecessor	Successor	Successor			Successor
	Period from January 1, 2008 to August 24, 2008	Period from August 25, 2008 through Decem- ber 31, 2008	Year ended Decem- ber 31, 2008	Period from January 1, 2009 through August 24, 2009	Period from July 17, 2009 through Decem- ber 31, 2009	Period from January 1, 2010 to August 24, 2010	Period from August 25, 2010 through Decem- ber 31, 2010	Year ended Decem- ber 31, 2010	Three months ended Septem- ber 30, 2010	Three months ended Septem- ber 30, 2011	Nine months ended Septem- ber 30, 2010	Nine months ended Septem- ber 30, 2011
Statement of Operation Data
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	41	37	40	44	43	40	37	39	39	34	39	36

Gross margin	59	63	60	56	57	60	63	61	61	66	61	64
Operating expenses
Sales	5	6	5	12	6	5	3	4	3	3	4	3
Marketing	7	9	8	8	8	9	13	11	11	21	10	19
Product development	4	4	4	6	6	4	3	4	4	3	4	3
General and administrative	16	17	17	26	13	11	9	10	9	9	11	8
Acquisition related expenses	0	0	0	39	11	14	2	8	19	1	11	13
Restructuring charges	0	0	0	0	0	2	1	1	4	0	2	0
Impairment charges	0	4	1	0	0	0	0	0	0	0	0	0
Legal settlements	0	0	0	0	0	0	2	1	0	0	0	0
Depreciation and amortization	5	6	5	9	22	19	13	16	16	10	18	10

	37	46	40	100	66	64	46	55	66	47	61	58

Income (loss) from operations	22	17	20	(44)	(9)	(4)	17	6	(5)	19	0	7
Interest (expenses) income, net	1	0	1	0	(28)	(22)	(14)	(18)	(15)	(6)	(20)	(8)
Loss on early extinguishment of debt	0	0	0	0	0	0	0	0	0	0	0	(5)

Income before income taxes	23	17	21	(44)	(37)	(26)	3	(12)	(20)	13	(20)	(7)
Income tax expense (benefit)	10	8	9	(5)	(15)	(5)	1	(2)	(9)	7	(8)	2

Net income (loss)	13%	9%	12%	(39)%	(22)%	(21)%	2%	(10)%	(11%)	6%	(12%)	(9%)

The following table displays our total revenue for the periods indicated.

	Fiscal 2008			Fiscal 2009		Fiscal 2010
	Predecessor			Predecessor	Successor	Successor			Successor
($ in thousands)	Period from January 1, 2008 to August 24, 2008	Period from August 25, 2008 through Decem- ber 31, 2008	Year ended Decem- ber 31, 2008	Period from January 1, 2009 through August 24, 2009	Period from July 17, 2009 through Decem- ber 31, 2009	Period from January 1, 2010 to August 24, 2010	Period from August 25, 2010 through Decem- ber 31, 2010	Year ended Decem- ber 31, 2010	Three months ended Septem- ber 30, 2010	Three months ended Septem- ber 30, 2011	Nine months ended Septem- ber 30, 2010	Nine months ended Septem- ber 30, 2011
Online (1)	$101,992	$56,061	$158,053	$82,618	$41,369	$107,949	$105,630	$213,579	$69,027	$110,937	$138,470	$304,313
Print publishing	6,132	2,670	8,802	5,028	2,468	4,225	2,794	7,019	1,589	1,967	4,863	6,118

Total revenue	$108,124	$58,731	$166,855	$87,646	$43,837	$112,174	$108,424	$220,598	$70,616	$112,904	$143,333	$310,431

(1)	Consists of display advertising, hyperlink, and lead generation.

The following table displays our cost of revenue (excludes depreciation and amortization) and gross margin for the periods indicated.

	Fiscal 2008			Fiscal 2009		Fiscal 2010
	Predecessor			Predecessor	Successor	Successor			Successor
($ in thousands)	Period from January 1, 2008 to August 24, 2008	Period from August 25, 2008 through Decem- ber 31, 2008	Year ended Decem- ber 31, 2008	Period from July 17, 2009 through August 24, 2009	Period from July 17, 2009 through Decem- ber 31, 2009	Period from January 1, 2010 to August 24, 2010	Period from August 25, 2010 through Decem- ber 31, 2010	Year ended Decem- ber 31, 2010	Three months ended Septem- ber 30, 2010	Three months ended Septem- ber 30, 2011	Nine months ended Septem- ber 30, 2010	Nine months ended Septem- ber 30, 2011
Revenue	$108,124	$58,731	$166,855	$87,646	$43,837	$112,174	$108,424	$220,598	$70,616	$112,904	$143,333	$310,431
Cost of revenue	44,443	21,652	66,095	38,291	18,669	44,708	40,618	85,326	27,813	38,044	56,507	111,229

Gross margin	$63,681	$37,079	$100,760	$49,355	$25,168	$67,466	$67,806	$135,272	$42,803	$74,860	$86,826	$199,202

Gross margin as a percentage of revenue	59%	63%	60%	56%	57%	60%	63%	61%	61%	66%	61%	64%

The following table displays our income tax expense (benefit) and our effective tax rate for the periods indicated.

	Fiscal 2008			Fiscal 2009		Fiscal 2010
	Predecessor			Predecessor	Successor	Successor			Successor
($ in thousands)	Period from January 1, 2008 to August 24, 2008	Period from August 25, 2008 through Decem- ber 31, 2008	Year ended Decem- ber 31, 2008	Period from January 1, 2009 through August 24, 2009	Period from July 17, 2009 through Decem- ber 31, 2009	Period from January 1, 2010 to August 24, 2010	Period from August 25, 2010 through Decem- ber 31, 2010	Year ended Decem- ber 31, 2010	Three months ended Septem- ber 30, 2010	Three months ended Septem- ber 30, 2011	Nine months ended Septem- ber 30, 2010	Nine months ended Septem- ber 30, 2011
Income tax expense (benefit)	$10,340	$4,703	$15,043	$(4,222)	$(6,509)	$(5,173)	$1,522	$(3,651)	$(6,478)	$7,807	$(11,974)	$5,740
Effective tax rate	42%	46%	43%	11%	40%	18%	39%	15%	46%	52%	42%	26%

Period from January 1, 2009 to August 24, 2009 Compared to Period from January 1, 2008 to August 24, 2008

Revenue

Total revenue was $87.6 million and $108.1 million for the period from January 1, 2009 to August 24, 2009 and January 1, 2008 to August 24, 2008, respectively, representing a decrease of 19% for 2009, due to the impact of the global economic downturn in the banking and financial sectors.

Display advertising revenue in particular was down by $9.9 million for the period from January 1, 2009 to August 24, 2009 compared to the same period ended in 2008, which was driven by a decrease in page views ($2.9 million impact) and a decrease in cost per thousand impressions yield per page ($7.0 million impact). The display advertising revenue decline was the result of the global economic downturn, which continued to directly impact display advertising volumes from several of our largest financial advertisers as well as consumer demand, resulting in lower page views.

Hyperlink revenue was down by $8.8 million for the period from January 1, 2009 to August 24, 2009 compared to the same period in 2008 due to a decrease in clicks ($11.8 million impact), partially offset by an increase in the average cost per click ($3.0 million impact), also as a result of the global economic downturn.

Per approved lead and per application lead generation revenue combined had a net decrease of $500,000 which is the result of a decrease in volume ($9.4 million impact) related to a decline in demand from consumers and advertisers for our credit card products per approved leads, partially offset by the higher volume ($8.9 million impact) for per application leads generation revenue, primarily associated with our insurance products.

Cost of Revenue and Gross Margin

Cost of revenue for the period from January 1, 2009 to August 24, 2009 of $38.3 million was $6.2 million lower than the same period in 2008 due to a $7.4 million decrease in distribution payments to our online partners and affiliates primarily as a result of lower hyperlink and lead generation revenue. Our gross margin for the period from January 1, 2009 to August 24, 2009 was 56%, compared to 59% during the same period in 2008, a decrease of 3%. The decrease in our gross margin was primarily attributed to shift in product mix to our lower margin per application lead generation revenue business and lower revenue from our high margin products such as display and hyperlinks as noted above.

Operating Expenses

Sales

Sales costs for the period from January 1, 2009 to August 24, 2009 of $10.1 million were $4.4 million higher than the same period in 2008. The increase was due primarily to $4.2 million in additional stock compensation expense recognized in the period from January 1, 2009 to August 24, 2009 related to the recognition of unamortized compensation costs because the Bankrate Acquisition triggered the change in control provisions of the stock based compensation instruments and resulted in the immediate acceleration of vesting. In addition, human resource costs increased by approximately $345,000 in period from January 1, 2009 to August 24, 2009 as compared to the same period in 2008 due to increased headcount and higher commissions.

Marketing

Marketing expenses for the period from January 1, 2009 to August 24, 2009 of $6.8 million were $1.1 million lower than the same period in 2008, primarily due to $1.3 million in lower keyword campaign costs and $208,000 in lower advertising costs, which were partially offset by approximately $377,000 in stock compensation expense as a result of the Bankrate Acquisition.

Product Development

Product development costs for the period from January 1, 2009 to August 24, 2009 of $5.3 million were $699,000 higher than the comparable period in 2008 due primarily to $234,000 of higher stock compensation expense as a result of the Bankrate Acquisition, an increase of approximately $167,000 in compensation and benefits expenses, and approximately $200,000 increase in development of web analytics tools.

General and Administrative

General and administrative expenses for the period from January 1, 2009 to August 24, 2009 of $23.1 million were $6.0 million higher than the same period in 2008. The increase was due primarily to $7.0 million in additional stock compensation expense recognized related to the recognition of unamortized compensation costs because the Bankrate Acquisition triggered the change in control provisions of the stock based compensation instruments and resulted in the immediate acceleration of vesting. This was partially offset by a $540,000 decrease in bad debt expense, and by a $731,000 decrease in compensation and benefits due to lower management incentive bonuses.

Acquisition related Expenses and Related Party Fees

Acquisition related expenses and related party fees of $34.6 million represent direct expenses incurred as a result of the Bankrate Acquisition during for the period from January 1, 2009 to August 24, 2009. The largest components of these costs were $15.3 million in investment fees to Apax Partners L.P., $8.9 million to investment bankers, and $9.2 million in legal fees. There were $0 of acquisition related expenses and related party fees during the same period in 2008.

Depreciation and Amortization

Depreciation and amortization expense for the period from January 1, 2009 to August 24, 2009 of $8.3 million was $3.0 million higher than in the same period in 2008 due to the acquisitions of certain assets of Blackshore Properties, Inc., on September 23, 2008 and certain assets of LinkSpectrum Co. on September 5, 2008, which resulted in higher intangible asset balances and related amortization expense during the period from January 1, 2009 to August 24, 2009.

Interest Income (Expense), Net

Interest income for the period from January 1, 2009 to August 24, 2009 was $30,000, which decreased by $1.4 million as compared to the $1.4 million in interest income from January 1, 2008 to August 24, 2008. The decrease in interest income is due to lower average cash balance and lower interest rates during the period from January 1, 2009 to August 24, 2009 as compared to the same period in 2008.

Income Taxes Expense (Benefit)

Non-deductible transaction costs and the establishment of an uncertain tax position liability resulted in a decrease in income tax benefit and a decrease in the effective rate from approximately 42% during the period from January 1, 2008 to August 24, 2008 to approximately 11% in the same period in 2009.

Period from July 17, 2009 to December 31, 2009 Compared to Period from August 25, 2008 to December 31, 2008

Revenue

Total revenue was $43.8 million and $58.7 million for the period from July 17, 2009 to December 31, 2009 and August 25, 2008 to December 31, 2008, respectively, representing a decrease of 25%, due to the reasons set forth below.

Display advertising revenue was down by $2.7 million for the period from July 17, 2009 to December 31, 2009 compared to the comparable period ended in 2008, which was driven by a decrease in page views ($4.2 million impact), offset by an increase in the cost per thousand impressions yield per page ($1.5 million impact). The display advertising revenue decline was the result of the global economic downturn in the banking and financial sectors, which continued to directly impact display advertising volumes from several of our largest financial advertisers.

Hyperlink revenue was down by $7.4 million for the period from July 17, 2009 to December 31, 2009 compared to the comparable period in 2008. This decrease was due to a decrease in clicks ($7.5 million impact), partially offset by an increase in the average cost per click ($100,000 impact), and also as a result of global economic downturn in the banking and financial sectors, particularly the mortgage industry.

Per approved lead and per application lead generation revenue combined was down $4.4 million for the period from July 17, 2009 to December 31, 2009 compared to the comparable period in 2008. This decrease was the result of a decrease in volume ($4.6 million impact) related to a decline in demand from consumers and advertisers for our credit card products as well as an associated decrease in yields ($2.6 million impact), offset partially by an increase in volumes for per application leads ($2.9 million impact) primarily associated with our insurance products.

Cost of Revenue and Gross Margin

Cost of revenue for the period from July 17, 2009 to December 31, 2009 of $18.7 million was $3.0 million, or 14%, lower than the comparable period in 2008, due to a $2.2 million decrease in distribution payments to our online partners and affiliates primarily as a result of lower hyperlink and lead generation revenue. Our gross margin for the period from July 17, 2009 to December 31, 2009 was 57%, compared to 63% during the comparable period in 2008. The decrease in our gross margin was primarily attributed to shift in product mix to our lower margin insurance lead generation business.

Operating Expenses

Sales

Sales costs for the period from July 17, 2009 to December 31, 2009 of $2.6 million were $856,000 lower than the comparable period in 2008. The decrease was due to $0 of stock compensation expense during the period from July 17, 2009 to December 31, 2009, as compared to $825,000 of stock compensation expense for the comparable period in 2008. In addition, human resource costs increased by approximately $108,000 in period from July 17, 2009 to December 31, 2009 as compared to the comparable period in 2008 due to increased headcount and higher commissions.

Marketing

Marketing expenses for the period from July 17, 2009 to December 31, 2009 were $3.6 million, were $1.6 million lower than the comparable period in 2008, primarily due to $1.3 million in lower keyword campaign costs and $127,000 in lower advertisings costs. In addition, there was $0 of stock compensation expense during the period from July 17, 2009 to December 31, 2009 as compared to $247,000 in the comparable period in 2008.

Product Development

Product development costs for the period from July 17, 2009 to December 31, 2009 of $2.5 million were flat compared to the comparable period in 2008. There was $0 of stock compensation expense during the period from July 17, 2009 to December 31, 2009 as compared to $354,000 in the comparable period in 2008. This was offset by an increase of $400,000 in compensation and benefits expenses.

General and Administrative

General and administrative expenses for the period from July 17, 2009 to December 31, 2009 of $5.9 million were $3.7 million lower than the comparable period in 2008. There was $0 of stock compensation expense during the period from July 17, 2009 to December 31, 2009 as compared to $2.2 million in the comparable period in 2008. In addition, there was a $607,000 decrease in bad debt expense, a $576,000 decrease in management bonus expense, and a $265,000 decrease in professional fees for the period from July 17, 2009 to December 31, 2009 as compared to the comparable period in 2008.

Acquisition Related Expenses and Related Party Fees

Acquisition related Expenses and related party fees for the period from July 17, 2009 to December 31, 2009 represent direct expenses incurred as a result of the Bankrate Acquisition. The largest components of these costs were $4.5 million in legal fees and $400,000 in printing costs. There were $0 of acquisition related expenses for the comparable period in 2008.

Impairment Charges

Impairment charges for the period from August 25, 2008 to December 31, 2008 of $2.4 million consisted primarily of $519,000 related to certain developed technology and Internet domain names that we ceased using and an impairment charge of approximately $1.9 million related to customer relationships in our print publishing and licensing business due to the continuing trend of declining revenue and operating margins with no indications of improvement in the near future. There was $0 of impairment charges for the comparable period in 2009.

Depreciation and Amortization

Depreciation and amortization expense for the period from July 17, 2009 to December 31, 2009 of $9.8 million was $6.0 million higher than in the comparable period in 2008 due to the Bankrate Acquisition on August 25, 2009, which resulted in significantly higher intangible asset balances and related amortization expense.

Interest Income (Expense), Net

Interest expense for the period from July 17, 2009 to December 31, 2009 was $12.1 million, which consisted of $10.8 million for the Stockholder Notes and $1.3 million in interest expenses for dissenting stockholders compared to interest income of $130,000 for the comparable period in 2008.

Income Tax Expense (Benefit)

Non-deductible transaction costs and the establishment of an uncertain tax position liability for the period from July 17, 2009 to December 31, 2009 resulted in a decrease in income tax benefit and a decrease in the effective rate from approximately 46% in the period from August 25, 2008 to December 31, 2008 to approximately 40% in the comparable period in 2009.

Period from January 1, 2010 to August 24, 2010 Compared to Period from January 1, 2009 to August 24, 2009

Revenue

Total revenue was $112.2 million and $87.6 million for the period from January 1, 2010 to August 24, 2010 and January 1, 2009 to August 24, 2009, respectively, representing an increase of 28% (an increase of 11% excluding the impact of the 2010 Acquisitions), due to the reasons set forth below.

Display advertising revenue increased by $2.2 million for the period from January 1, 2010 to August 24, 2010 compared to the same period in 2009, which was driven by a decrease in page views ($3.7 million impact), more than offset by an increase in the cost per impressions yield per page ($5.9 million impact).

Hyperlink revenue increased by $4.7 million for the period from January 1, 2010 to August 24, 2010 compared to the same period 2009 due to an increase in the number of mortgage and deposit clicks ($5.6 million impact), partially offset by a decrease in the average cost per click rate ($900,000 impact) due to a shift in product mix, as hyperlink pricing remained relatively stable throughout the period.

Per approved lead and per application lead generation revenue combined increased by $18.4 million for the period from January 1, 2010 to August 24, 2010 compared to the same period in 2009 due to the 2010 Acquisitions ($14.5 million impact), an increase in per approved lead volume and yield ($1.1 million and $1.4 million impact, respectively), as well as an increase in volume for per application lead generation revenue ($1.4 million impact).

Cost of Revenue and Gross Margin

Cost of revenue for the period from January 1, 2010 to August 24, 2010 of $44.7 million was $6.4 million, or 17%, higher than the same period in 2009. The 2010 Acquisitions resulted in higher distribution payments to our online partners and affiliates of $7.1 million and compensation expense of $370,000. The Company also incurred a $2.7 million increase in distribution payments to our online partners and affiliates primarily as a result of higher online revenue. This was partially offset by $3.0 million of stock based compensation expense for the period from January 1, 2009 to August 24, 2009 as compared to $0 of stock based compensation expense in the same period in 2010 and $626,000 decrease in print revenue partner expense during the period from January 1, 2010 to August 24, 2010. Our gross margin for the period from January 1, 2010 to August 24, 2010 was 60%, compared to 56% for the same period in 2009, increasing primarily due to the higher per approved lead revenue, which has a higher gross profit margin as a result of higher organic traffic.

Operating Expenses

Sales

Sales expenses for the period from January 1, 2010 to August 24, 2010 of $5.2 million were $4.9 million lower than the same period in 2009, primarily due to $5.5 million of stock based compensation that was recognized during the period from January 1, 2009 to August 24, 2009 as compared to $0 of stock based compensation expense in the same period in 2010. This was partially offset by $204,000 in operating expenses associated with the 2010 Acquisitions and $397,000 in higher sales commission expense.

Marketing

Marketing expenses for the period from January 1, 2010 to August 24, 2010 of $10.0 million, were $3.1 million higher than the same period in 2009, primarily due to $1.7 million increase in SEM expense, $149,000 increase in advertising expense and $128,000 in compensation and other costs as a result of the 2010

Acquisitions. The Company also incurred additional $1.8 million in SEM expense. This was partially offset by $890,000 of stock based compensation expense during the period from January 1, 2009 to August 24, 2009, as compared to $0 of stock based compensation expense in the same period in 2010.

Product Development

Product development costs for the period from January 1, 2010 to August 24, 2010 of $5.0 million were $311,000 lower than the comparable period in 2009, primarily due to $948,000 of stock based compensation that was recognized during the period from January 1, 2009 to August 24, 2009 as compared to $0 of stock based compensation expense during the same period in 2010. This was partially offset by $251,000 increase in compensation expense and $202,000 in operating expenses associated with the 2010 Acquisitions.

General and Administrative

General and administrative expenses for the period from January 1, 2010 to August 24, 2010 of $13.1 million, were $10.0 million lower than the same period in 2009, primarily due to $12.2 million of stock based compensation that was recognized during the period from January 1, 2009 to August 24, 2009 as compared to $0 of stock based compensation expense in the same period in 2010. This was partially offset by $2.0 million increase in management bonus expense during the period from January 1, 2010 to August 24, 2010 as compared to the same period in 2009.

Acquisition Related Expenses and Related Party Fees

Acquisition related expenses and related party fees for the period from January 1, 2010 to August 24, 2010 was $15.7 million as compared to $34.6 million for the same period in 2009. Acquisition related expenses and related party fees for period from January 1, 2010 to August 24, 2010 were for the offering of the Notes, the 2010 Acquisitions, and advisory fees to shareholders while the acquisition related expenses and related party fees for the same period in 2009 were for the Bankrate Acquisition and advisory fees to shareholders.

Restructuring Costs

Restructuring costs of $2.0 million represent costs incurred as a result of terminating and relocating employees during the period from January 1, 2010 to August 24, 2010. We terminated 66 employees and exited one building facility to achieve cost synergies. We had $0 of restructuring costs during the same period in 2009.

Depreciation and Amortization

Depreciation and amortization expense for the period from January 1, 2010 to August 24, 2010 of $21.3 million was $13.0 million higher than the same period in 2009 due to the full period impact of the Bankrate Acquisition and the impact of the 2010 Acquisitions, which resulted in significantly higher intangible asset balances and related amortization expense.

Interest Income (Expense), Net

Interest expense for the period from January 1, 2010 to August 24, 2010 was $24.0 million, which primarily consisted of $4.5 million for the Notes, $17.0 million for the Stockholder Note from the Company to Holdings and $2.4 million for dissenting stockholders. This is $24.0 million higher than the $30,000 in interest income for the same period in 2009.

Income Tax Expense (Benefit)

The change in our effective tax rate from approximately 11% during the period from January 1, 2009 to August 24, 2009 to approximately 18% in the same period in 2010 was primarily due to the elimination of stock based compensation impact for incentive stock options and the effect of non-deductible costs.

Period from August 25, 2010 to December 31, 2010 Compared to Period from July 17, 2009 to December 31, 2009

Revenue

Total revenue was $108.4 million and $43.8 million for the period from August 25, 2010 to December 31, 2010 and July 17, 2009 to December 31, 2009, respectively, representing an increase of 147% (an increase of 25% excluding the impact of acquisitions), due to the reasons set forth below.

Display advertising revenue increased by $1.0 million for the period from August 25, 2010 to December 31, 2010 compared to the comparable period in 2009, which was driven by the increase in page views ($900,000 impact), and an increase in cost per impressions yield per page ($200,000 impact).

Hyperlink revenue increased by $1.1 million for the period from August 25, 2010 to December 31, 2010 compared to the comparable period 2009 due to an increase in the number of mortgage and deposit clicks ($2.0 million impact) and a decrease in the average cost per click rate ($900,000 impact), mostly due to shift in product mix, as hyperlink pricing remained relatively stable throughout the period.

Per approved lead and per application lead generation revenue combined increased by $62.2 million for the period from August 25, 2010 to December 31, 2010 compared to the comparable period in 2009 due to the 2010 Acquisitions ($53.5 million impact), and an increase in per approved lead volume and yields ($1.9 million impact and $7.2 million impact, respectively), partially offset by a decrease in non-acquired lead volume for per application lead generation revenue ($500,000 impact). This decrease was the result of optimizing lead routing to our acquired platform and not the result of a decrease in our organic business.

Cost of Revenue and Gross Margin

Cost of revenue for the period from August 25, 2010 to December 31, 2010 of $40.6 million was $21.9 million higher than the comparable period in 2009. $20.5 million of this increase was due to distribution payments to our online partners and affiliates associated with the 2010 Acquisitions, and the remaining $1.3 million increase in distribution payments to our online partners and affiliates was due to higher online revenue. Our gross margin for the period from August 25, 2010 to December 31, 2010 was 63%, compared to 57% for the comparable period in 2009, increasing primarily due to the higher gross margins on our per approved lead revenue as a result of higher organic traffic.

Operating Expenses

Sales

Sales expenses for the period from August 25, 2010 to December 31, 2010 of $3.4 million were $867,000 higher than the comparable period in 2009. The 2010 Acquisitions resulted in additional compensation expense of $908,000, which was partially offset by $82,000 of lower sales commission expense.

Marketing

Marketing expenses for the period from August 25, 2010 to December 31, 2010 of $13.7 million, were $10.0 million higher than the comparable period in 2009. The 2010 Acquisitions resulted in higher SEM, marketing, and compensation expense of $8.4 million, $513,000, and $314,000 respectively. The Company also incurred an additional $625,000 in SEM expense for the period from August 25, 2010 to December 31, 2010 as compared to the comparable period in 2009.

Product Development

Product development costs for the period from August 25, 2010 to December 31, 2010 of $3.7 million were $1.2 million higher than the comparable period in 2009. The 2010 Acquisitions resulted in higher IT operating expenses and compensation expense of $833,000 and $611,000 respectively.

General and Administrative

General and administrative expenses for the period from August 25, 2010 to December 31, 2010 of $9.9 million were $4.0 million higher than the comparable period in 2009. The 2010 Acquisitions resulted in higher compensation expense, bonus expense, bad debt expense, rent of expense, and merchant discount fees of $808,000, $1.0 million, $327,000, $343,000, and $481,000, respectively. The Company also incurred an additional $1.1 million in bonus expense for the period from August 25, 2010 to December 31, 2010 as compared to the comparable period in 2009.

Acquisition Related Expenses and Related Party Fees

Acquisition related expenses and related party fees for the period from August 25, 2010 to December 31, 2010 were $1.6 million as compared to $4.9 million for the comparable period in 2009. Acquisition related expenses and related party fees for the period from August 25, 2010 to December 31, 2010 were for the Notes, the 2010 Acquisitions, and advisory fees to shareholders, while the acquisition related expenses and related party fees for the comparable period in 2009 were for the Bankrate Acquisition and advisory fees to shareholders.

Restructuring Costs

During the period from August 25, 2010 to December 31, 2010, restructuring costs of $1.2 million represented costs incurred to terminate 15 employees, relocate 13 employees and exit one building facility to achieve cost synergies. We had $0 of restructuring costs during the comparable period in 2009.

Legal Settlements

Legal settlement costs represent the costs associated with the final settlement of an appraisal lawsuit filed in connection with the Bankrate Acquisition, which sought a judicial appraisal of the value of the common stock of Bankrate immediately prior to the Bankrate Acquisition. The settlement amount of $1.6 million for the period from August 25, 2010 to December 31, 2010 represents the incremental amount above and beyond the $28.50 offer price and the associated accrued interest.

Depreciation and Amortization

Depreciation and amortization expense for the period from August 25, 2010 to December 31, 2010 of $13.9 million was $4.1 million higher than the comparable period in 2009 due to the full period impact of the 2010 Acquisitions, which resulted in significantly higher intangible asset balances and related amortization expense.

Interest Income (Expense), Net

Interest expense, net for the period from August 25, 2010 to December 31, 2010 was $14.5 million, which primarily consisted of $13.3 million for interest on the Notes and $1.2 million for interest payable to dissenting stockholders.

Interest expense, net for the period from July 17, 2009 to December 31, 2009 was $12.1 million, which primarily consisted of $10.8 million for interest on the Stockholder Notes and $1.3 million for interest payable to dissenting stockholders.

Income Tax Expense (Benefit)

Our effective tax rate changed from approximately 40% during the period from July 17, 2009 to December 31, 2009 to approximately 39% in the comparable period in 2010. The decrease was primarily due to state income tax allocations.

Three Months Ended September 30, 2011 Compared to Three Months Ended September 30, 2010

Revenue

Total revenue was $112.9 million and $70.6 million for the three months ended September 30, 2011 and September 30, 2010, respectively, representing an increase of 60% (an increase of 51.5% excluding the impact of the acquisitions completed after March 31, 2010), primarily due to a significant increase in lead generation revenue and to a lesser extent hyperlink revenue as set forth below.

Display advertising revenue increased by $210,000 for the three months ended September 30, 2011 compared to the same period in 2010, which was driven by the increase in page views ($2.4 million impact), and a decrease in cost per impressions yield per page ($2.2 million impact). In addition, the Company increased monetization of display inventory with internal lead generation widgets included in lead generation revenue.

Hyperlink revenue increased by $7.8 million for the three months ended September 30, 2011 compared to the same period in 2010, due to an increase in the number of clicks ($12.1 million impact) and a decrease in the overall rate ($4.3 million impact), as a result of the launch of our new insurance hyperlink product, which initially was offered at lower rates versus our other products. Our rates for mortgage and deposit products increased and our rates for insurance clicks have increased since we launched our new products.

Per approved lead and per application lead generation revenue combined increased by $33.9 million for the three months ended September 30, 2011 compared to the same period in 2010 due to the acquisitions completed after March 31, 2010 ($21.0 million impact), and an increase in per approved and per application lead volume ($5.3 million impact), as well as an increase in yield ($7.6 million impact). Many of our bank and insurance carrier customers are increasing their internet marketing spending to drive new customer growth.

Cost of Revenue (excludes depreciation and amortization) and Gross Margin

Cost of revenue for the three months ended September 30, 2011 of $38.0 million was $10.2 million higher than the same period in 2010. The increase primarily was due to acquisitions completed after March 31, 2010 that resulted in higher distribution payments to our online partners and affiliates of $652,000. We also incurred an additional $9.1 million in distribution payments to our online partners and affiliates as a result of higher online revenue and stock based compensation expense of $203,000. Our gross margin for the three months ended September 30, 2011 was 66%, compared to 61% for the same period in 2010, increasing primarily due to the increase in per approved lead generation revenue, which has a higher gross profit margin than per application level generation revenue.

Operating Expenses

Sales

Sales expenses for the three months ended September 30, 2011 of $3.7 million were $1.4 million higher than the same period in 2010. The increase primarily was due to acquisitions completed after March 31, 2010 that resulted in additional compensation expense of $545,000 and additional sales commission expenses of $248,000 as compared to the same period in 2010. The Company also incurred an additional $415,000 for stock based compensation as compared to the same period in 2010.

Marketing

Marketing expenses for the three months ended September 30, 2011 of $24.0 million were $16.1 million higher than the same period in 2010. The increase primarily was due to acquisitions completed after March 31, 2010 that resulted in higher SEM and marketing expenses of $8.1 million and $5.7 million, respectively. The Company also incurred an additional $2.4 million in SEM expense to drive higher online revenue and stock based compensation expense of $222,000, during the three months ended September 30, 2011 as compared to the same period in 2010.

Product Development

Product development costs for the three months ended September 30, 2011 of $3.6 million were $847,000 higher than the same period in 2010. The increase primarily was due to acquisitions completed after March 31, 2010 that resulted in increased compensation expense of $515,000 and other product development costs of $332,000.

General and Administrative

General and administrative expenses for the three months ended September 30, 2011 of $10.1 million were $3.6 million higher than the same period in 2010. The increase primarily was due to acquisitions completed after March 31, 2010 that resulted in increased compensation expense of $331,000, bonus expense of $1.2 million and rent expense of $100,000. The Company also incurred higher bonus expense of $529,000 and stock based compensation expense of $1.2 million during the three months ended September 30, 2011 as compared to the same period in 2010.

Acquisition, Offering and Related Expenses and Related Party Fees

Acquisition, offering and related expenses and related party fees for the three months ended September 30, 2011 was $1.2 million as compared to $13.1 million for the same period in 2010. Acquisition, offering and related expenses and related party fees for the three months ended September 30, 2011 were primarily related to costs associated with the IPO and S-4 registration statement for the Notes. The acquisition, offering and related expenses and related party fees for the same period in 2010 was $13.1 million primarily due to the acquisitions of NetQuote and CreditCards and the Notes offering transactions which closed during July and August, 2010.

Restructuring Costs

We incurred no restructuring costs during the three months ended September 30, 2011 and $2.7 million during the three months ended September 30, 2010, respectively, pursuant to our restructuring plan adopted in connection with the acquisition of NetQuote and CreditCards.

Depreciation and Amortization

Depreciation and amortization expense for the three months ended September 30, 2011 of $10.9 million was $289,000 lower than the same period in 2010 primarily due to $1.4 million decrease in amortization expense associated with our affiliate network, which became fully amortized in 2010 partially offset by $1.1 million increase due to the full period impact of acquisitions completed after June 30, 2010.

Interest Expense, net

Interest expense, net for the three months ended September 30, 2011 primarily consists of expenses associated with the Notes, partially offset by de minimis interest earned on cash and cash equivalents. Interest expense, net for the three months ended September 30, 2011 was $6.5 million.

Interest expense, net for the three months ended September 30, 2010 was $10.4 million, which primarily consisted of $7.6 million for the Notes, $1.1 million for the loan from the Apax VII Funds to Holdings and $833,000 of amortization of deferred financing costs and original issue discount and $1.0 million for payments to dissenting stockholders in connection with the Bankrate Acquisition partially offset by de minimis interest earned on cash and cash equivalents.

Income Tax Expense (Benefit)

Our income tax expense for the three months ended September 30, 2011 of $7.8 million was $14.3 million higher than our income tax benefit of $6.5 million for the three months ended September 30, 2010. Our effective tax rate changed from approximately 46% during the three months ended September 30, 2010 to approximately 52% in the same period in 2011 due to uncertain tax positions recorded with respect to non-deductible costs incurred, changes in estimated state rates, and provision to tax return true-ups.

Nine months ended September 30, 2011 Compared to Nine months ended September 30, 2010

Revenue

Total revenue was $310.4 million and $143.3 million for the nine months ended September 30, 2011 and 2010, respectively, representing an increase of 117% (an increase of 44% excluding the impact of the acquisitions completed after March 31, 2010), primarily due to a significant increase in lead generation revenue and to a lesser extent hyperlink revenue as set forth below.

Display advertising revenue was unchanged for the nine months ended September 30, 2011 compared to the same period in 2010, which was driven by the increase in page views ($6.9 million impact), and a decrease in cost per impressions yield per page ($6.9 million impact). In addition, the Company increased monetization of display inventory with internal lead generation widgets included in lead generation revenue.

Hyperlink revenue increased by $8.9 million for the nine months ended September 30, 2011 compared to the same period in 2010, due to an increase in the number of clicks ($19.3 million impact) and a decrease in the overall rate ($10.4 million impact), as a result of the launch of our new insurance hyperlink product, which initially was at lower rates versus our other products. Our rates for mortgage and deposit products increased and our rates for insurance clicks have increased since we launched our new products.

Per approved lead and per application lead generation revenue combined increased by $157.0 million for the nine months ended September 30, 2011 compared to the same period in 2010 due to the acquisitions completed after March 31, 2010 ($117.5 million impact), and an increase in per approved and per application lead volume ($16.0 million impact), as well as an increase in yield ($23.4 million impact). Many of our bank and insurance carrier customers are increasing their internet marketing spending to drive new customer growth.

Cost of Revenue (excludes depreciation and amortization) and Gross Margin

Cost of revenue for the nine months ended September 30, 2011 of $111.2 million was $54.7 million higher than the same period in 2010. The increase primarily was due to acquisitions completed after March 31, 2010 that resulted in higher distribution payments to our online partners and affiliates of $28.8 million. We also incurred an additional $23.7 million in distribution payments to our online partners and affiliates as a result of higher online revenue and stock based compensation expense of $237,000. Our gross margin for the nine months ended September 30, 2011 was 64%, compared to 61% for the same period in 2010, increasing primarily due to the increase in per approved lead generation revenue, which has a higher gross profit margin, than per application lead generation revenue.

Operating Expenses

Sales

Sales expenses for the nine months ended September 30, 2011 of $9.7 million were $3.4 million higher than the same period in 2010. The increase primarily was due to acquisitions completed after March 31, 2010 that resulted in additional compensation expense of $2.2 million and additional sales commission expenses of $666,000. The Company also incurred higher stock based compensation expenses of $484,000 as compared to the same period in 2010.

Marketing

Marketing expenses for the nine months ended September 30, 2011 of $59.6 million were $45.8 million higher than the same period in 2010. The increase primarily was due to acquisitions completed after March 31, 2010 that resulted in higher SEM and marketing expenses of $25.9 million and $13.1 million, respectively. The Company also incurred an additional $5.8 million in SEM expense to drive higher online revenue and stock based compensation expense of $259,000 during the nine months ended September 30, 2011 as compared to the same period in 2010.

Product Development

Product development costs for the nine months ended September 30, 2011 of $10.6 million were $4.3 million higher than the same period in 2010. The increase primarily was due to acquisitions completed after March 31, 2010 that resulted in increased compensation expense of $2.3 million and other product development costs of $2.0 million.

General and Administrative

General and administrative expenses for the nine months ended September 30, 2011 of $25.3 million were $9.6 million higher than the same period in 2010. The increase primarily was due to acquisitions completed after March 31, 2010 that resulted in increased compensation expense of $2.2 million, bonus expense of $2.9 million, bad debt expense of $1.1 million, bank fees of $586,000 and rent expense of $704,000. The Company also incurred higher stock based compensation expense of $1.4 million and a reduction in bonus expense of $445,000 during the nine months ended September 30, 2011 as compared to the same period in 2010.

Acquisition, Offering and Related Expenses and Related Party Fees

Acquisition, offering and related expenses and related party fees for the nine months ended September 30, 2011 was $40.9 million as compared to $16.1 million for the same period in 2010. Acquisition, offering and related expenses and related party fees for the nine months ended September 30, 2011 were primarily related to the costs associated with the IPO, the S-4 registration statement in relation to our exchange offer, legal fees associated with settlement of the shareholder appraisal rights lawsuits in connection with the Bankrate Acquisition, and fees associated with the IRS audit of fiscal 2009, which are directly attributable to the Bankrate Acquisition. The $40.9 million acquisition, offering and related expenses and related party fees include approximately $34.7 million to Apax Partners, L.P. for termination of monitoring fees, merger and acquisition advisory services, IPO services for secondary shares, exchange offer advisory services, and other services provided to Bankrate’s management. The payment to Apax Partners L.P. has been recorded in the following manner; $30.0 million as a part of acquisition, offering and related expenses and related party fees, $3.8 million netted against IPO proceeds and $917,000 allocated to deferred financing costs. In addition, the Company incurred $3.1 million in change of control fees paid to certain senior management and current Board members. The Company also incurred $1.5 million of fees for advisory fees to shareholders, legal fees associated with the settlement of the shareholder appraisal rights lawsuits, and accounting and legal fees associated with the IRS audit of fiscal 2009. The acquisition, offering and related expenses and related party fees for the same period in 2010 were related to the acquisitions of NetQuote and Creditcards, investment fees to Apax Partners L.P. and legal fees.

Restructuring Costs

During the nine months ended September 30, 2011 and 2010 the Company incurred $238,000 and $3.4 million, respectively, pursuant to our restructuring plan adopted in connection with the acquisition of NetQuote and CreditCards. Restructuring costs represent severance-related costs incurred as a result of terminating one and fifty-six employees from Bankrate during the nine month period ended September 30, 2011 and September 30, 2010, respectively, to achieve cost synergies.

Depreciation and Amortization

Depreciation and amortization expense for the nine months ended September 30, 2011 of $32.6 million was $7.0 million higher than the same period in 2010 primarily due to the full period impact of the acquisitions completed after June 30, 2010, which resulted in significantly higher intangible asset balances and related amortization expense.

Interest Expense, net

Interest expense, net for the nine months ended September 30, 2011 was $25.4 million, which primarily consists of expenses associated with the Notes.

Interest expense, net for the nine months ended September 30, 2010 was $28.2 million, which primarily consisted of $17.3 million for the loan from Holdings to the Apax VII Funds, $7.6 million associated with the Notes and $2.8 million for dissenting stockholders from the Bankrate Acquisition partially offset by de minimis interest earned on cash and cash equivalents.

Loss on Redemption of Senior Secured Notes

The Company incurred a loss on redemption of Notes of approximately $16.6 million for the nine months ended September 30, 2011. The loss was as a result of the Company’s redemption of $105.0 million aggregate principal amount of the outstanding Notes and consisted of approximately $828,000 and $3.5 million for the write-off of unamortized original issue discount and deferred financing cost, respectively, and $12.3 million for the redemption fee. There was no loss on redemption of Notes for the nine months ended September 30, 2010.

Income Tax Expense (Benefit)

Our income tax expense for the nine months ended September 30, 2011 of $5.7 million was $17.7 million higher than our income tax benefit of $12.0 million for the nine months ended September 30, 2010. Our effective tax rate changed from approximately 42% during the nine months ended September 30, 2010 to approximately 26% in the same period in 2011 due to uncertain tax positions recorded with respect to non-deductible costs incurred.

Quarterly Results Of Operations

The following table presents certain unaudited quarterly statement of income data for each of the last eleven quarters through the nine months ended September 30, 2011. The information has been derived from our unaudited condensed consolidated financial statements. In the opinion of our management, the unaudited condensed consolidated financial statements have been prepared on a basis consistent with the financial statements which appear elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations for such unaudited periods. Historical results are not necessarily indicative of results to be expected in the future.

	Unaudited Fiscal Year 2009					Unaudited Fiscal Year 2010				Unaudited Fiscal Year 2011
	Predecessor			Successor		Successor				Successor
	Three months ended		Period from July 1 to August 24	Period from July 17 to September 30	Three months ended	Three months ended				Three months ended
($ in thousands)	March 31	June 30			December 31	March 31	June 30(1)	September 30	December 31(1)	March 31(1)	June 30	September 30
Statement of Operation Data
Revenue:	$38,337	$31,027	$18,282	$12,500	$31,337	$34,460	$38,257	$70,616	$77,265	$99,078	$98,449	$112,904
Cost of revenue	14,995	12,907	10,389	5,301	13,368	14,185	14,509	27,813	28,819	37,949	35,236	38,044

Gross margin	23,342	18,120	7,893	7,199	17,969	20,275	23,748	42,803	48,446	61,129	63,213	74,860

Operating expenses:
Sales	2,434	2,187	5,485	744	1,811	1,994	1,960	2,301	2,369	2,951	3,090	3,660
Marketing	2,477	2,170	2,201	1,112	2,517	2,654	3,232	7,897	9,889	16,073	19,578	23,966
Product development	1,817	1,837	1,630	660	1,886	1,821	1,698	2,761	2,442	3,387	3,570	3,608
General and administrative	5,513	5,259	12,325	1,741	4,164	4,563	4,564	6,544	7,320	7,842	7,369	10,106
Legal settlements	—	—	—	—	—	—	—	141	1,505	—	—	—
Acquisition related costs and related party fees	—	—	34,562	3,126	1,810	959	2,081	13,099	1,251	1,473	38,222	1,163
Restructuring charges	—	—	—	—	—	660	—	2,698	(70)	—	238	—
Depreciation and amortization	2,983	3,344	1,967	1,452	8,337	7,019	7,365	11,190	9,652	10,846	10,820	10,899

	15,224	14,797	58,170	8,835	20,525	19,670	20,900	46,631	34,358	42,572	82,887	53,402

Income from operations	8,118	3,323	(50,277)	(1,636)	(2,556)	605	2,848	(3,828)	14,088	18,557	(19,674)	21,458
Interest income (expense), net	10	16	4	(3,221)	(8,872)	(8,891)	(8,959)	(10,392)	(10,519)	(9,396)	(9,524)	(6,519)
Loss on early extinguishment of debt										—	(16,629)	—

Income (loss) before income taxes	8,128	3,339	(50,273)	(4,857)	(11,428)	(8,286)	(6,111)	(14,220)	3,569	9,161	(45,827)	14,939
Income tax expense (benefit)	3,413	1,409	(9,044)	(1,614)	(4,895)	(3,126)	(2,370)	(6,478)	8,323	4,099	(6,166)	7,807

Net (loss) income	$4,715	$1,930	$(41,229)	$(3,243)	$(6,533)	$(5,160)	$(3,741)	$(7,742)	$(4,754)	$5,062	$(39,661)	$7,132

Liquidity And Capital Resources

($ in thousands)	December 31, 2009	December 31, 2010	Change from December 31, 2009 to December 31, 2010	September 30, 2011	Change from December 31, 2010 to September 30, 2011
Cash and cash equivalents	$77,690	$115,630	$37,940	$64,489	$(51,141)
Working Capital	$27,736	$65,141	$37,405	$121,868	$56,727
Stockholders’ equity	$323,240	$626,056	$302,816	$771,892	$145,836

Our principal ongoing source of operating liquidity is the cash generated by our business operations. We consider all highly liquid debt investments purchased with an original maturity of less than three months to be cash equivalents.

On June 17, 2011, we completed our initial public offering of common stock. We received net proceeds of approximately $170.3 million after deducting the underwriting discounts and our offering expenses. We used approximately $123.0 million of the proceeds from the IPO to redeem $105.0 million aggregate principal amount of the outstanding Notes and to pay interest accrued in the amount of $5.7 million on the portion of the outstanding Notes up to but not including the date of redemption. We intend to use the remaining proceeds for general corporate purposes.

Our primary uses of cash have been to fund our working capital and capital expenditure needs, fund acquisitions, and service our debt obligations. We believe that we can generate sufficient cash flows from operations to fund our operating and capital expenditure requirements, as well as to service our debt obligations, for fiscal year 2011. In the event we experience a significant adverse change in our business operations, we would likely need to secure additional sources of financing.

As of September 30, 2011, we had working capital of $121.9 million and our primary commitments were normal working capital requirements and $4.9 million in accrued interest for the Notes.

As of December 31, 2010, we had working capital of $65.1 million and our primary commitments were normal working capital requirements, $61.3 million in payables to dissenting stockholders and its related accrued interest payable included in other current liabilities and $16.4 million in accrued interest for the Notes.

As of December 31, 2009, we had working capital of $27.7 million and our primary commitments were normal working capital requirements, $62.4 million in liability and accrued interest payable to dissenting stockholders and $10.8 million in accrued interest for the $222.0 million Stockholder Notes.

We assess acquisition opportunities as they arise. Financing may be required if we decide to make additional acquisitions or if we are required to make any earn-out payments to which the former owners of our acquired businesses may be entitled. There can be no assurance, however, that any such opportunities may arise, or that any such acquisitions may be consummated. Additional financing may not be available on satisfactory terms or at all when required.

Debt Financing

Credit Agreement

On June 10, 2011, we entered into Revolving Credit Facilities in an aggregate amount of $100.0 million, consisting of two tranches, the Tranche A Revolving Credit Facility for $30.0 million which matures on July 15, 2015 and the Tranche B Revolving Credit Facility for $70.0 million which matures on April 15, 2015 were made available to the Company. The Company’s obligations under the Revolving Credit Facilities are guaranteed by each direct and indirect, existing and future, domestic restricted subsidiary that guarantees the Company’s obligations under the Notes. The obligations under such credit facilities are equally and ratably secured by liens on the same collateral that secures the Notes (it being understood that upon any enforcement of remedies resulting in the realization of proceeds from such collateral, up to $30.0 million of revolving loans under the Tranche A Revolving Credit Facility would be paid in full first before applying any such amount to pay the Notes and the revolving loans under the Tranche B Revolving Credit Facility on a pari passu basis). The agreements governing such credit facilities contain terms generally commensurate with issuers of the same debt rating, and our ability to draw down any such credit facilities is subject to certain limitations, including that at the time of and immediately after giving effect to such drawing and the application proceeds thereof the Consolidated Secured Debt Ratio (as defined in the Credit Agreement) on a pro forma basis shall not exceed 3.50:1.00.

At the Company’s election, the interest rate per annum applicable to the loans under the Revolving Credit Facilities is based on a fluctuating rate of interest determined by reference to either (i) a base rate determined by reference to the higher of (a) the prime rate quoted in the print edition of The Wall Street Journal, Money Rates Section as the prime rate and (b) the federal funds effective rate plus 0.50%, plus an applicable margin equal to 2.00%, or (ii) a Eurodollar rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin equal to 3.00%; provided, however, that at any time less than $20,000,000 in aggregate principal amount of loans are drawn under the Tranche A Revolving Credit Facility, the applicable margin with respect to loans under the Tranche B Revolving Credit Facility at the base rate will be 2.25% and the applicable margin with respect to loans under the Tranche B Revolving Credit Facility at the Eurodollar rate will be 3.25%.

Interest accrues daily and is payable in arrears for both base rate and Eurodollar loans. For base rate loans, interest is payable on the last business day of March, June, September and December. For Eurodollar loans interest is calculated based on elected interest periods of one, two, three or nine months (or, if each affected lender so agrees, nine or twelve months) and payable, as applicable, at the end of each one-month, two-month or, if the applicable interest period is three months or longer, three-month interval. There were no amounts outstanding under the Revolving Credit Facilities as of September 30, 2011, nor did the Company incur any interest during the three and nine months ended September 30, 2011.

The Revolving Credit Facilities agreement contains customary financial and other covenants as described below under “Description of Indebtedness.” The Company was in compliance with all required covenants as of September 30, 2011.

Senior Secured Notes

As of September 30, 2011, we had approximately $193.5 million in Notes outstanding for which interest is accrued daily on the outstanding principal amount at 11  3/4 % and is payable semi-annually, in arrears, on July 15 and January 15, beginning on January 15, 2011, in cash. The Notes are due July 15, 2015. Accrued interest on the Notes as of September 30, 2011 is approximately $4.9 million. Refer to note 7 in the Notes to Condensed Consolidated Financial Statements for a further description of the Notes.

Operating Activities

During the nine months ended September 30, 2011, we used $7.7 million of cash in operating activities, including $35.1 million in interest payments on the Notes, $101.6 million in acquisition, offering and related expenses and related party fees related to the 2010 Acquisitions, IPO, merger and recapitalization of the Company. Our net loss of $27.5 million was adjusted for depreciation and amortization of $32.6 million, bad debt expense of $1.7 million, amortization of deferred financing costs and original issue discount of $1.8 million, stock based compensation expense of $2.9 million, loss on redemption of senior secured notes of $16.6 million and a net negative change in the components of operating assets and liabilities of $36.1 million. This negative change in operating assets and liabilities resulted in part from a $5.1 million increase in prepaid expenses and other assets, a $4.0 million increase in accrued expenses, a $28.7 million increase in accounts receivable, a $3.8 million decrease in deferred revenue, a $3.6 million decrease in accounts payable, and $1.1 million increase in other liabilities primarily due to interest accrued less interest paid on the Notes.

During the nine months ended September 30, 2010, we generated $2.3 million of net cash from operating activities. Our net loss of $16.6 million was adjusted for depreciation and amortization of $25.6 million; bad debt expense of $487,000, amortization of deferred financing costs of $884,000 and original issue discount, loss on disposal of assets of $157,000 and a net positive change in the components of operating assets and liabilities of $8.2 million. Of this positive change in operating assets and liabilities, $447,000 resulted from a decrease in prepaid expenses and other assets; $1.9 million from an decrease in accrued expenses; $9.9 million from an increase in accounts receivable; $878,000 from a decrease in deferred revenue; and $4.1 million from an increase in accounts payable and other liabilities.

During the year ended December 31, 2010, we generated $32.0 million of cash from operating activities, net of payments of $25.5 million in interest related to the Stockholder Notes, $17.4 million in acquisition related expenses and related party fees related to the 2010 Acquisitions, and $2.9 million in restructuring costs also related to the 2010 Acquisitions. Our net loss of $21.4 million was adjusted for depreciation and amortization of $35.2 million primarily for intangible assets from the Bankrate Acquisition and the 2010 Acquisitions, bad debt expense of $776,000, a net decrease in deferred income taxes of $7.6 million and a net positive change in the components of operating assets and liabilities of $22.4 million. This positive change in operating assets and liabilities resulted in part from a $23.8 million decrease in prepaid expenses and other assets, mostly related to income tax receivables; a $3.1 million decrease in accrued expenses; an $11.1 million increase in accounts receivable; a $4.1 million increase in deferred revenue; and a $8.7 million increase in accounts payable and other liabilities.

During the period from July 17, 2009 to December 31, 2009, we generated $14.2 million of cash from operating activities. Our net loss of $9.8 million was adjusted for depreciation and amortization of $9.8 million, bad debt expense of $126,000, a net decrease in deferred income taxes of $1.6 million and a net positive change in the components of operating assets and liabilities of $15.7 million. This positive change in operating assets and liabilities resulted in part from a $0.8 million decrease in prepaid expenses and other assets; a $2.8 million increase in accrued expenses; a $1.1 million increase in accounts receivable; a $1.4 million increase in deferred revenue; and a $11.8 million increase in accounts payable and other liabilities primarily related to accrued interest on the Stockholder Notes.

During the period from January 1, 2009 to August 24, 2009, we generated $25.3 million of cash from operating activities. Our net loss of $34.6 million was adjusted for depreciation and amortization of $8.3 million, bad debt expense of $540,000, a net increase in deferred income taxes of $10.9 million, stock based compensation of $22.5 million, excess tax benefit from stock options of $684,000 and a net positive change in the components of operating assets and liabilities of $18.3 million. This positive change in operating assets and liabilities, resulted in part from a $28.6 million increase in prepaid expenses and other assets, primarily related to income tax receivables; a $33.3 million increase in accrued expenses; a $9.6 million decrease in accounts receivable; a $177,000 decrease in deferred revenue; and a $4.2 million increase in accounts payable and other liabilities.

During the year ended December 31, 2008, we generated $42.7 million of cash from operating activities, net of payments for income taxes of $13.2 million. Our net income of $19.6 million was adjusted for depreciation and amortization of $9.1 million, bad debt expense of $1.2 million, a net decrease in deferred income taxes of $3.7 million, stock based compensation of $13.4 million, excess tax benefit from stock options of $521,000, impairment charges of $2.4 million and a net positive change in the components of operating assets and liabilities of $1.0 million. This positive change in operating assets and liabilities resulted in part from a $4.5 million decrease in prepaid expenses and other assets; a $2.8 million decrease in accrued expenses; a $1.0 million increase in accounts receivable; a $468,000 increase in deferred revenue; and a $139,000 decrease in accounts payable and other liabilities.

Investing Activities

For the nine months ended September 30, 2011, cash flows used in investing activities was $32.0 million and includes $26.4 million of cash used for business acquisitions, $5.0 million for purchases of furniture, fixtures, equipment and capitalized website development costs and $576,000 for acquisition earnouts and contingent liabilities.

For the nine months ended September 30, 2010, cash flows used in investing activities was $369.2 million and include $352.1 million of cash used for the acquisitions, $13.6 million in earn out payments made and $3.5 million for purchases of furniture, fixtures, equipment and capitalized website development costs.

For the year ended December 31, 2010, cash flows used in investing activities was $373.0 million and includes $355.2 million of cash used for acquisitions of Bargaineering, InsuranceQuotes, NetQuote, CreditCards, and InfoTrak; $13.6 million in earn out payments made and $4.5 million for purchases of furniture, fixtures, equipment and capitalized website development costs.

For the period from July 17, 2009 to December 31, 2009, cash flows used in investing activities was $506.1 million and includes $501.5 million of cash used in the Bankrate Acquisition, $3.8 million in earn out payments made and $895,000 for purchases of furniture, fixtures, equipment and capitalized website development costs.

For the period from January 1, 2009 to August 24, 2009, cash flows used in investing activities was $13.6 million and includes $11.8 million of earn out payments made and $1.8 million for purchases of furniture, fixtures, equipment and capitalized website development costs.

For the year ended December 31, 2008, cash flows used in investing activities was $119.8 million and includes $114.9 million of cash used in the acquisitions of Bankaholic, CCG, InsureMe and Fee Disclosure and $4.9 million for purchases of furniture, fixtures and equipment.

Financing Activities

For the nine months ended September 30, 2011, cash flows used in financing activities was $11.2 million, which consisted primarily of $61.3 million in payments to dissenting stockholders of the Bankrate Acquisition, $117.3 million for the repurchase of a portion of the senior secured notes, partially offset by $170.3 million in proceeds from the issuance of common stock, net of costs.

For the nine months ended September 30, 2010, cash flows from financing activities was $385.2 million, which consisted primarily of proceeds from issuance of Notes of $297.2 million, proceeds from the issuance of common stock, net of costs, of $99.5 million, partially offset by underwriting fees and direct costs on issuance of senior secured notes of $11.6 million.

For the year ended December 31, 2010, cash flows from financing activities was $379.7 million, which consisted of $285.7 million related to the issuance of the Notes, net of discount upon issuance, $100.2 million related to the issuance of common stock and payments made to dissenting stockholders of the Bankrate Acquisition of $6.1 million.

For the period from July 17, 2009 to December 31, 2009, cash flows provided by financing activities was $569.6 million, which consisted of $60.9 million from dissenting stockholders of the Bankrate Acquisition, $305.2 million from the issuance of common stock and $203.5 million from the issuance of Stockholder Notes.

For the period from January 1, 2009 to August 24, 2009, cash flows provided by financing activities was $1.6 million, which consisted of $1.6 million related to the issuance of Company common stock and approximately $684,000 in excess tax benefit from stock options, offset by approximately $730,000 in payments for the purchase of Company common stock.

For the year ended December 31, 2008, cash flows used in financing activities was $1.9 million, which consisted of $4.4 million related to the purchase of Company common stock offset by $2.0 million related to the issuance of common stock and $521,000 in excess tax-benefit from stock options.

Contractual Obligations

The following table represents the amounts due under the specified types of contractual obligations as of December 31, 2010:

($ in thousands)	Total	Payments Due Less Than One Year	One To Three Years	Three To Five Years	More Than Five Years
Capital lease obligations	$138	$36	$72	$30	$—
Operating lease obligations(1)	10,418	2,289	4,368	2,704	1,057
Purchase obligations(2)	12	12	—	—	—
Long-term debt(3)	476,250	35,250	70,500	370,500	—
Estimated tax payments for uncertain tax positions	5,573	—	5,573	—	—

	$492,391	$37,587	$80,513	$373,234	$1,057

(1)	Includes our obligations under existing operating leases.
(2)	Represents base contract amounts for Internet hosting, co-location, content distribution and other infrastructure costs.
(3)	Represents interest and principal payments on Notes. On June 30, 2011, the Company used a portion of the proceeds from the Initial Public Offering for the extinguishment of $105.0 million aggregate principal amount of the outstanding Notes.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The primary objective of our investment strategy is to preserve principal while maximizing the income we receive from investments without significantly increasing risk. To minimize this risk, to date we have maintained our portfolio of cash equivalents in short-term and overnight investments that are not subject to market risk, as the interest paid on such investments fluctuates with the prevailing interest rates. As of September 30, 2011, all of our cash equivalents mature in less than three months.

None of our outstanding debt as of September 30, 2011 was subject to variable interest rates as we did not have an outstanding balance for borrowed money under our Revolving Credit Facilities as of September 30, 2011. Interest under the Revolving Credit Facilities accrues at variable rates based, at our option, on the Alternate Base Rate (as defined in the Credit Agreement) plus a margin of between 2% and 2.25%, or at the LIBOR rate plus a margin of between 3.00% and 3.25%, depending on certain criteria. As of September 30, 2011, the margin over LIBOR was 2.25% and the margin over the base rate was 1.25%. Our fixed interest rate debt includes $193.5 million of the Notes.

Exchange Rate Sensitivity

Our exposure to exchange rate risk is primarily that of a net receiver of currencies other than the US dollar. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, will negatively affect the Company’s net sales and gross margins as expressed in U.S. dollars. Additionally, we have not engaged in any derivative or hedging transactions to date.

Recent Accounting Pronouncements

Recently Adopted Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820)—Fair Value Measurements and Disclosures, to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity. Those disclosures are effective for fiscal years beginning after December 15, 2010. The implementation of ASU 2010-06 relative to Level 3 investments did not have a material impact on the Company’s condensed consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13 (an update to ASC 605-25), Revenue Recognition: Multiple-Element Arrangements which is effective for annual periods beginning on or after June 15, 2010; however, early adoption is permitted. In arrangements with multiple deliverables, ASU 2009-13 permits entities to use management’s best estimate of selling price to value individual deliverables when those deliverables have never been sold separately or when third-party evidence is not available. In addition, any discounts provided in multiple-element arrangements will be allocated on the basis of the relative selling price of each deliverable. The adoption of ASU 2009-13 did not have a material impact on the Company’s condensed consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other (Topic 350)—When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. ASU 2010-28 modifies Step 1 of the goodwill impairment test so that for those reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not based on an assessment of qualitative indicators that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of ASU 2010-28 did not have a material impact on the Company’s condensed consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations, (ASC Topic 805, “Business Combinations”). The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of ASU 2010-29 did not have a material impact on the Company’s condensed consolidated financial statements.

Accounting Pronouncements to be adopted in the future

In September 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-08, Intangibles—Goodwill and others (Topic 350)—Testing Goodwill for Impairment. The amendments permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. As permitted under ASU 2011-08, the Company intends to early adopt this ASU as of October 1, 2011. The adoption of ASU 2011-08 is not expected to have a material impact on the Company’s condensed consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS’s. ASU 2011-04

amends Topic 820, Fair Value Measurement to change the wording used to describe the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments include wording changes that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments are effective during interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 is not expected to have a material impact on the Company’s condensed consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 amends Topic 220, Comprehensive Income, to give an entity the option for presenting the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment in this update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The adoption of ASU 2011-05 is not expected to have a material impact on the Company’s condensed consolidated financial statements.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements include the following four categories: obligations under certain guarantees or contracts; retained or contingent interests in assets transferred to an unconsolidated entity or similar arrangements; obligations under certain derivative arrangements; and obligations under material variable interests.

Besides the offering of the Notes, we have not entered into any material arrangements which would fall under any of these four categories and which would be reasonably likely to have a current or future material effect on our results of operations, liquidity or financial condition.

BUSINESS

Overview

We are a leading publisher, aggregator and distributor of personal finance content on the Internet. We provide consumers with proprietary, fully researched, comprehensive, independent and objective personal finance editorial content across multiple vertical categories including mortgages, deposits, insurance, credit cards, and other categories, such as retirement, automobile loans, and taxes. We also aggregate rate information from over 4,800 institutions on more than 300 financial products. With coverage of nearly 600 local markets in all 50 U.S. states, we generate over 172,000 distinct rate tables capturing on average over three million pieces of information daily. Our comprehensive offering of personal finance content and product research has positioned us as a recognized personal finance authority with over 10,000 attributable media mentions or interviews in 2010, including numerous television features on major networks. Our online network, which consists of Bankrate.com, our flagship website, and our other owned and operated personal finance websites, had over 150 million visits in 2010. In addition, we distribute our content on a daily basis to over 175 major online partners and print publications, including some of the most recognized brands in the world. Our business benefits from the secular shift toward consumer use of the Internet to research and shop for personal finance products. The Internet’s unique aggregation capabilities allow consumers to access and research vast amounts of information to efficiently compare prices and enable an informed purchase decision. We believe this is driving consumers to increasingly research and apply online for personal finance products and shift away from more traditional buying patterns. We stand to benefit from this major secular shift as a result of our leading position in the personal finance services markets driven by our strong brands, proprietary and aggregated content, breadth and depth of personal finance products, broad distribution, leading position in algorithmic search results and monetization capabilities.

Founded 35 years ago as a print-based financial and market data research business, Bankrate began moving online in 1996. Since 2004, under the leadership of our current management team, we have strategically broadened and diversified our product, content and consumer offerings through internal development activities and acquisitions. We now offer:

•	branded content that educates consumers and financial professionals on a variety of personal finance topics;

•	a market leading platform for consumers searching for competitive rates on mortgages, deposits, and money market accounts;

•	competitive quotes to consumers for auto, business, home, life, health and long-term care insurance from our leading network of insurance agents and carriers; and

•	comparative credit card offers to customers for consumer and business credit cards in the United States, Canada and the United Kingdom through our leading network of credit card websites.

Our unique content and rate information is distributed through three main sources: our owned and operated websites, online co-brands, and print partners. We own a network of content-rich, proprietary websites focused on specific vertical categories, including mortgages, deposits, insurance, credit cards and other personal finance categories. We also develop and provide web services to over 75 co-branded websites with online partners, including some of the most trusted and frequently visited personal finance sites on the Internet such as Yahoo!, AOL, CNBC and Bloomberg. In addition, we license editorial content to over 100 newspapers on a daily basis, including The Wall Street Journal, USA Today, The New York Times, The Los Angeles Times and The Boston Globe. Our primary sources of revenue are display advertising, performance-based advertising and lead generation. In 2010, we generated pro forma revenue of $300.9 million, pro forma Adjusted EBITDA of $93.0 million, net loss of $21.4 million and cash flow from operating activities of $31.2 million. During the nine months ended September 30, 2011, we generated revenue of $310.4 million, Adjusted EBITDA of $96.9 million, net loss of $27.5 million, and cash used from operating activities of $7.7 million. See “Summary Historical and Pro Forma Financial Data” for a reconciliation of pro forma Adjusted EBITDA and Adjusted EBITDA to net income.

Recent History

After 10 years as a public company, we were acquired on August 25, 2009 by Ben Holding S.à r.l., an entity wholly owned by Apax VII Funds which are advised by Apax Partners LP and Apax Partners LLP. Since then, we have executed several acquisitions, including two important acquisitions in NetQuote and CreditCards.com, enabling us to strengthen our offering to both advertisers seeking high quality leads and consumers who are looking for a comprehensive suite of financial products. These acquisitions have strengthened our position through increased selection of products and increased scale of our audience resulting in greater appeal to personal financial services partners and greater spending per partner. Pursuant to the Initial Public Offering, in June 2011, the Company sold, at a price of $15.00 per share, 12,500,000 shares of common stock, and certain stockholders of the Company sold 10,494,455 shares of common stock to the public.

Industry

The Internet has evolved into one of the most effective and comprehensive sources for personal finance content. Traditionally, consumers used sources of information such as word-of-mouth, referrals, newspapers, mortgage guides, insurance brokers and agents to research and address their financial needs. However, these approaches are often time consuming, error prone, and not transparent. Widespread access to the Internet and availability of content and the benefits associated with shopping and researching online has allowed consumers to increasingly rely on the Internet for their financial shopping needs. Using the Internet, consumers can search for and compare financial products and services across multiple sites and choose the right alternative for them. According to an industry study, over 60% of financial services consumers conducted research online and 37% of consumers who conducted research online also applied for a financial product online.

Companies have expanded their online marketing efforts to reach this large and growing online audience cost-effectively. As website traffic grows, online advertising continues to grow as a share of overall advertising. This secular shift is expected to continue in the United States as ZenithOptimedia estimates that online advertising will grow at a compound annual rate of 15% from 2010 through 2013. ZenithOptimedia also estimates that as of 2010 only 15% of total advertising spent in the United States has moved online. We believe our business will continue to benefit as the percentage of advertising dollars spent online increases to reflect the greater amount of media consumed online.

We believe consumers are focused on price and have become increasingly price sensitive as the cost of financial products and services has risen. For example, according to SNL Financial LC, life insurance premiums have grown by 22% since 1999. We believe consumers are increasingly looking for low cost alternatives to effectively manage their budgets and are growing agnostic to the choice of financial service provider.

As the economy and job markets recover, the personal financial services market is well-positioned to continue to rebound. Since demand for financial services is generally correlated to the growth of the economy, financial institutions’ online and traditional marketing spend is expected to increase as a result. For example, in 2010, major credit card companies increased advertising and lead generation spending after significantly cutting their budgets in 2008 and 2009.

We believe our end markets are well positioned to experience healthy growth in the coming years given the increasing use of the Internet, the shift in advertising spent from offline to online, the anticipated economic rebound and improving macroeconomic trends.

Traditional bank and mortgage products form the largest segment within the personal finance market. In 2010, home loans, non-revolving debt and deposits totaled $13.8 trillion, $0.8 trillion and $9.4 trillion, respectively. Increasing competition amongst financial institutions has made new customer acquisition more expensive. To reduce costs and increase the effectiveness and reach of their marketing, financial institutions have shifted their efforts by focusing on specific market segments where they have expertise or where they offer the most competitive price. We believe that the Internet offers opportunities for financial institutions to connect with their targeted audience in a cost effective and an efficient way unlike traditional mass distribution methods such as direct mailing, telemarketing, branch networking and event marketing.

The insurance market generated approximately $1 trillion in annual premiums (excluding health insurance) in 2010 and has been growing consistently in recent years. Although the marketing budget for national consumer direct insurers is large, the majority of insurance is still sold locally through over 430,000 individual agents in the U.S., resulting in a substantial market of local insurance agents interested in customer leads. Because generating new customer leads is critical for insurers, insurers spent over $4 billion on advertising in 2010. The Internet represents an attractive and convenient channel for consumers and agents to research and compare multiple quotes and, as a result, the addressable market for online insurance lead generation is expected to grow substantially.

Outstanding credit card loans totaled $827 billion at the end of 2010. Although the global recession has decreased overall credit card marketing, for the first time in three years, credit card direct mail volume increased to 2.7 billion pieces in 2010, a 96% increase from 2009. However, the response rates to direct mail offers continue to be low at 0.6% or less in each of the last ten years, according to the Direct Marketing Association. Due to declining response rates and rising costs of offline marketing channels, credit card issuers are actively looking for alternative marketing channels such as the Internet. Today, the Internet represents a small portion of the total marketing expenditures by credit card issuers. We believe online credit card marketing expenditures will increase as issuers seek more effective cost-efficient methods to source new cardholder accounts.

Challenges for the Online Personal Finance Industry

Consumers traditionally have lacked a single source that offers a wide selection of financial products and services at various price points with objective, independent, transparent, and unbiased research. Most of the personal finance websites in the market today are geared towards investment advice, business news, stock market information or rate data. The websites that do offer personal finance content often lack scale or do not offer independent, unbiased and objective research. Some of these websites aggregate rate data from multiple micro-sites on the Internet to attract advertisers but lack proprietary editorial content and significant depth, breadth and quality of data. Accordingly, consumers are seeking out content that they can trust. In spite of a large amount of personal finance literature available both online and print, consumers often rely upon personal relationships and word-of-mouth to choose their financial products and services. This creates a challenge for consumers to effectively make significant purchasing decisions.

Financial institutions find it difficult to reach a target audience for their products and services. Most existing online marketing channels today for financial institutions lack scale or do not attract the highest quality or ready-to-transact target audience. The online personal finance market is fragmented and financial institutions may need to advertise on multiple websites to reach a subset of their relevant target audience. This impacts the success of advertising on any single website and increases marketing spend per customer for the advertisers.

Our Solution

We provide consumers and institutions with a comprehensive personal finance marketplace through our leading content-rich flagship website, Bankrate.com, and our other branded personal finance destination websites. We allow consumers to shop for a wide variety of financial products and services online, including mortgages, deposit accounts, insurance products and credit cards. We offer fully researched, independent and objective financial content to our consumers through an easy-to-use web interface. We offer our advertisers access to a high quality ready-to-transact visitor base. We understand the importance of critical financial decisions and have designed our solutions to provide relevant information, content and advice to consumers to help them make the right decisions more efficiently and conveniently.

We have broadened the focus of our content by expanding our research from 100 financial products in 155 markets in 2001 to more than 300 financial products in nearly 600 local markets today. We aggregate rate information across 4,800 financial institutions and operate in all 50 U.S. states. We generate 172,000 distinct rate tables capturing on average over three million pieces of information weekly. We also provided approximately 15 million leads to more than 28,000 insurance agents and generated more than 22 million offer clicks to credit card issuers in 2010.

Our brand and the scale and quality of our content have helped us attract increasing numbers of ready-to-transact consumers over the years. As more consumers visited and researched personal finance products on our websites, more financial institutions listed their products and services with us. The combination of more consumers seeking personal finance products online and more companies providing more products and services increases the quality, depth and breadth of our offerings and attracts even more consumers, advertisers and institutions as a result. Additionally, the prominence of our brands, the quality of our content, the engineering architecture of our site, and many other factors that drive relevance have generally resulted in prominent placement in financial services search results for the leading search engines. This increased distribution via algorithmic search provides additional traffic to our website, again further attracting more partners and resulting in increased selection of personal finance products and more content. This virtuous cycle has enabled us to reinforce our leadership position and achieve a loyal advertiser and consumer base.

Our Strengths

Market Leader for Personal Finance Content. We are a market leading publisher, aggregator, and distributor of personal finance content on the Internet. Bankrate provides consumers with a comprehensive financial marketplace with “best in class” content and services across vertical categories including mortgages, deposits, insurance products and credit cards. In 2010, we generated over 150 million visits to our websites, sold approximately 15 million insurance leads and generated 22 million credit card offer clicks. Our comprehensive offering of personal finance content, tools and product research has positioned us as a leading research authority. We believe our leading position will continue to enable us to take advantage of the secular shift to the Internet as a source of personal finance solutions. Specifically, our market leadership position makes us a “must buy” for advertisers that are targeting shoppers for personal finance products and among the “first stops” for shoppers seeking personal finance services.

Leading Consumer Brands. We have built strong, recognizable and highly trusted brands over our 35 year history. Founded in 1976 as a print publisher of the “Bank Rate Monitor”, we have grown into a trusted and authoritative source in the personal finance landscape across our key vertical categories. The strength of our brands leads to more than 70% of our visitors coming to our websites by directly typing our Internet address in a URL or via unpaid search. We believe this is an important competitive differentiator. Furthermore, the strength of our brand has permitted us to be a partner of choice for other leading personal finance content providers.

High Quality, Proprietary Content. We provide consumers with proprietary, fully researched, comprehensive, independent and objective personal finance content, data and tools. Our editorial staff of 29 editors and reporters, 90 freelancers and 13 expert columnists delivers “best in class” content and provides news and advice through over 180 new articles per week on top of over 48,000 stories in our database. Our reporters and editors have extensive media experience in newspaper, magazine, new media and/or broadcast with a combined average of approximately 18 years experience in journalism. They regularly receive broad media coverage for their knowledge and expertise in particular personal finance services, including appearances on nationally televised programs.

We also aggregate rate information from over 4,800 institutions and have broadened the focus of our financial products research from 100 financial products in 155 markets in 2001 to more than 300 financial products in nearly 600 local markets today. In addition, we generate 172,000 distinct rate tables capturing on average over three million pieces of information on a weekly basis. All products included in our database have narrowly defined criteria so that information provided by institutions is comparable. Our quality control process includes several visual checks and proofing by different staff members to ensure that the data inputs are accurate. Our staff also reviews each listing in relation to regional and national trends and for overall accuracy and consistency of fees. In addition, our staff performs anonymous shopping on a daily basis in order to validate the data in a consumer setting. Institutions providing invalid data are contacted by our quality control staff to ensure that future information will be accurate. Our proprietary content is a unique point of difference that attracts personal finance product shoppers to come to our websites over other choices for their personal finance needs. We believe our unique content is a key differentiator in our value proposition to shoppers that are making highly informed, high ticket price buying decisions. Additionally, the competency of creating unique content would be challenging for others to replicate.

Significant Selection, Breadth and Depth of Offering. Bankrate provides both a broad range of personal finance services products across several vertical categories including mortgages, deposits, insurance, credit cards, and other personal finance categories, including retirement, automobile loans, and taxes, as well as great depth of selection in each category. Our selection both across and within vertical categories is a key differentiator in the value proposition to personal finance service shoppers. The 2010 Acquisitions significantly augmented the scope, depth and quality of our personal finance offerings and resulted in our current leadership in the online insurance and credit cards markets. The selection across and within vertical categories make our online network a “must visit” site for shoppers looking to find the right product at the right price. Additionally, the breadth of products creates an opportunity to cross-sell over time and reinforces our position as a trusted provider of personal finance content across all vertical categories.

Superior Distribution Platforms. Our unique content and rate information is distributed through three main sources: owned and operated websites, online co-brands, and print partners. We own a network of content-rich, proprietary websites focused on specific financial vertical categories, including mortgage rates, deposits, insurance, credit cards and other personal finance categories. Bankrate’s home page and other key pages of our online network routinely rank at or near the top of major search engines’ unpaid listings for highly coveted key words and phrases related to banking products. The high rankings are largely a result of our success at creating highly relevant, widely read content, distribution links, and our expertise in optimization techniques. We also develop and provide web services to over 75 co-branded websites with online partners, including the most trusted and frequently visited personal financial sites on the Internet such as Yahoo!, AOL, CNBC and Bloomberg. In addition, we license editorial content to over 100 newspapers on a daily basis including The Wall Street Journal, USA Today, The New York Times, The Los Angeles Times and The Boston Globe. This distribution network enables us to drive large amounts of high quality traffic to our network while increasing our brand awareness in an extremely cost-effective way.

Diverse Monetization Opportunities and Strong Cash Flow. Our primary sources of revenue are display advertising, performance-based advertising and lead generation. Our breadth of monetization capabilities allows us to appeal to a broader set of advertisers that have different marketing strategies and objectives. The increased appeal from the breadth of these advertising and marketing vehicles results in more advertisers, greater demand, and better monetization. The multiple forms of monetization also serve to provide a level of diversification during different economic cycles as advertisers and marketers, during contracting periods, will look to move toward efficient pay-for-performance advertising vehicles and away from non-pay-for-performance branded display advertising. The multiple forms of monetization help drive significant operating leverage as we can add additional revenue streams across a given page view that largely has a fixed cost. The multiple ways to monetize a given page view or unique visitor to our site, combined with a highly scalable infrastructure and low capital expenditure or working capital needs, results in strong cash flow conversion.

Strong, Experienced Management Team. Our management team has an in-depth understanding of the online media and personal finance industries as well as extensive experience growing companies’ profitability, both organically and through acquisitions. Our President and Chief Executive Officer, Thomas Evans, is highly regarded in the online marketing services and personal finance sectors and has been leading online companies for over a decade. Mr. Evans leads an experienced management team with an average of more than 12 years of experience in the online media and personal finance industries. Our management team has been instrumental in our successful completion of numerous acquisitions over the past six years.

Our Growth Strategy

We believe that the personal finance sector contains significant opportunities for growth. Elements of our strategy include:

Maintaining Leadership as a Trusted and Authoritative Source for Personal Finance Content. We are focused on maintaining our position as a leading destination platform for personal finance information. We intend to continuously enhance the consumer experience and engagement on our websites to help us maintain this leadership position. One of the primary ways that we seek to differentiate ourselves is through the quality, breadth and depth of our financial content and data. As consumers increase their usage of the Internet as a tool for personal finance needs, we intend to maintain and improve our position in online comparative research for mortgages, deposit products, insurance and credit cards and potentially in additional vertical personal finance markets.

Increasing Traffic to Our Network. We believe our unique and differentiated content offering, the strength of our brands and our marketing efforts will allow us to drive substantial traffic to our online network. We intend to continue to focus on efforts that explicitly drive traffic to our websites including search engine optimization, public relations, print partnerships, increasing the size of our co-brand partner network, and limited, high return on investment, paid search efforts.

Continuing to Increase Monetization of Our Traffic. By advertising on our online network, banks, brokers, insurance companies, credit card issuers and other advertisers are accessing targeted, quality consumers poised to engage in a high-value transaction. By allowing advertisers to efficiently access these “in-market” consumers, we are ultimately creating a transaction that is beneficial for the advertiser, the consumer and us. As we continue to improve customer engagement and drive traffic to our online network to reach a greater number of users, we expect to strengthen our relationships with existing advertisers and build new relationships with potential advertisers. We intend to continuously enhance our product offering and targeting capabilities to advertisers to ensure we are increasing our monetization of content and traffic.

Developing New Products that Increase the Quality of Our Offering to Consumers, Advertisers and Partners. By enhancing and expanding our product set, we seek to maintain our industry leadership. The key goals of all of our product development efforts are to satisfy consumers, drive traffic, increase monetization and increase affiliate and partner opportunities. Examples of some areas that our product development team is currently focused on include enhancing site design, increasing social features on our sites to improve engagement, creating widgets that our affiliates can put on their websites, and many initiatives to create a substantial mobile presence. By enhancing and expanding our product set, we expect to be able to maintain our industry leadership.

Pursuing Additional Strategic Acquisitions. Acquiring companies opportunistically is a strategic core competency for us. We believe our industry relationships allow us to identify specialized companies that are attractive acquisition candidates. Over the past six years, we have made numerous acquisitions, including Bargaineering.com, InsuranceQuotes.com, InfoTrak, NetQuote and CreditCards.com in 2010 and Trouvé Media and InsWeb (which has not yet been completed) in 2011. We intend to continue to pursue strategic growth opportunities that complement our online network to cost-effectively gain market share, expand into vertical categories and strengthen our content portfolio.

Our Products and Services

Consumers

As a leading provider of personal finance content, we offer our consumers deep and broad market leading information, analytics and advice across multiple categories of personal finance including: (i) mortgages and home lending, (ii) deposits, (iii) insurance, (iv) credit cards, and (v) other financial products, including those related to retirement, tax, auto, and debt management.

We aggregate rate information from over 4,800 institutions on more than 300 financial products in nearly 600 local markets in all 50 U.S. states, generating over 172,000 distinct rate tables and capturing on average over three million pieces of information daily. In addition, we offer customizable search and compare capabilities, as well as analytic tools to calculate value and costs. We believe our comprehensive marketplace of real-time, easily accessible, and relevant information equips consumers with the right tools to make informed personal finance decisions.

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Mortgages and Home Lending. We offer information on rates for various types of mortgages, home lending and refinancing options. Our rate information is specific to geographic location and contains nearly 600 local markets, covering all 50 U.S. states. Consumers can customize searches for mortgage rates by loan size, maturity, and location through our online portals. We also provide original articles that cover topics such as trends in housing markets and refinancing perspectives to help consumers with their decision making.

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Deposits. We offer rate information on various deposit products such as money market accounts, savings accounts and certificates of deposit. We also provide online analytic tools to help consumers calculate investment value using customized inputs.

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Insurance. In conjunction with our network of local agents and national insurance carriers, we facilitate a consumer’s ability to receive multiple competitive insurance quotes for auto, business, home, life, health and long-term care based on a single application. We also provide advice and detailed descriptions of insurance terms, aiding consumers in deciding amongst various policy options. Insurance quotes can be customized by age, marital status and location. In addition, we provide articles on topical subjects such as recent healthcare reforms, as well as the basics to understanding an insurance policy.

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Credit Cards. We offer a comprehensive selection of consumer and business credit and prepaid cards for visitors. We provide detailed credit card information and comparison capabilities, and allow consumers to search for cards that cater to their specific needs. We display cards by bank or issuer, credit quality, reward program, or card limit. We further host news and advice on credit card debt and bank policies, as well as tools to estimate credit score and credit card fees.

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Other Personal Finance Products. We offer information on retirement, taxes, auto, and debt management. Relevant content provided on such topics include 401(k), Social Security, tax deductions and exemptions, auto loans, debt consolidation, and credit risk.

We operate a select group of content-rich, branded personal finance destination websites. The table that follows summarizes our websites in the vertical categories that we serve.

Products and Destinations*
Mortgages and Home Lending	Deposits	Insurance	Credit Cards	Other Personal Finance Products
Bankrate.com Interest.com Bankaholic.com Bargaineering.com Mortgage-calc.com	Bankrate.com Interest.com Bankaholic.com Bargaineering.com CD.com	Bankrate.com NetQuote.com InsureMe.com TrouvéMedia.com InsuranceQuotes.com CarInsuranceQuotes.com AutoInsuranceQuotes.com	Bankrate.com Bankaholic.com Bargaineering.com CreditCards.com CreditCards.ca CreditCardGuide.com CreditCardSearchEngine.com	Bankrate.com Bargaineering.com Bankaholic.com

*	The websites listed in this table and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

Advertisers

We believe advertisers appreciate our value proposition as one of the leading personal finance content providers. Our relevant and proprietary content attracts consumers that are actively searching for personal finance products, allowing advertisers to effectively reach their target customer base. Our trusted reputation as an objective provider of reliable information further drives traffic and establishes a credible platform for advertisers to list their offers. We offer advertisers an attractive display advertisement platform, high quality leads and hyperlinks, all of which have resulted in the continued growth of our advertiser relationships.

Leads. We provide leads in the mortgage, credit card and insurance vertical categories. We sell leads to insurance agents, insurance carriers, credit card issuers and mortgage lenders. With our leading credit card comparison marketplace, we generated more than 22 million offer clicks to issuers in 2010, making it one of the largest third party online application sources for all major issuers. In 2010, we sold approximately 15 million leads to more than 28,000 agents and more than 100 carriers. We charge our advertisers on a per-lead basis based on the total number of leads generated for insurance and mortgage products, and on a per-action basis for credit cards (i.e., upon approval or completion of an application). Leads are generated not only organically within the Bankrate network of websites but also through the various affiliate networks, via co-brands, and through display advertisements.

Hyperlinks. Advertisers that are listed in our rate tables have the opportunity to hyperlink their listings. Additionally, advertisers can buy hyperlinked placement within our qualified insurance listings. By clicking on the hyperlink, users are taken to the advertiser’s website. We typically sell our hyperlinks on a per-click pricing model. Under this arrangement, advertisers pay Bankrate a specific, pre-determined cost each time a consumer clicks on that advertiser’s hyperlink or phone icon (usually found under the advertiser’s name in the rate or insurance table listings). All clicks are screened for fraudulent characteristics by an independent third party vendor and then charged to the advertiser’s account.

Display Advertisements. We provide a variety of digital display formats. Our most common digital display advertisement sizes are leader boards and banners, which are prominently displayed at the top or bottom of a page, skyscrapers, islands, and posters. We charge for these advertisements based on the number of times the advertisement is displayed or based on a fixed amount for a campaign. Advertising rates may vary depending upon the product areas targeted, geo-targeting, the quantity of advertisements purchased by an advertiser, and the length of time an advertiser runs an advertisement on our online network. We sell to advertisers targeting a specific audience in a city or state and also to national advertisers targeting the entire country.

Sales Strategy

Bankrate has over 70 sales personnel serving our national, regional and local advertising customers. We also have sales teams that are dedicated to specific vertical categories and customer groups, giving them greater expertise in designing solutions for our advertisers. For example we have separate sales teams trained and dedicated to serving insurance agents, credit card issuers, insurance carriers, local, regional and national banks, and local mortgage companies.

Our selling strategy focuses on leveraging our core strengths in a flexible manner to respond to our customer’s specific requirements. For example, in working with a large branded bank, we may feature a branded cost-per-thousand-impressions-based display campaign if the advertiser plans to compete primarily on brand and visibility on our sites. A different advertiser may be focused on competing directly on the basis of superior rates and therefore a rate table cost-per-click approach may be more beneficial or a cost-per-lead model may be appropriate. Many insurance carrier customers are seeking to intercept a consumer directly on brand as they are searching comparatively for products—our new insurance cost-per-click product is focused on serving this market. Other advertisers may be interested in maximizing conversion and achieving a specific return on investment, and given the conversion rates of our traffic, a per-action or per-click solution may be the most appropriate in such a case. This array of advertising options and ability to tailor a campaign to our advertiser’s needs results in more sale for us, better information for our consumers and superior consumer traffic and conversions for our customers.

We have the capability to execute on this selling strategy not only because of our wide variety of product monetization options (per-thousand-impressions, per-click, per-action and per-lead), but also because we have highly developed direct relationships with our customers. We work directly with top branded banks, mortgage, insurance and credit card issuers. Bankrate’s sales team is very knowledgeable about our advertisers’ products and are viewed as partners by our advertisers, thus allowing for a close relationship where we can offer solutions that satisfy our advertisers’ needs.

We attract our consumer audience by offering comprehensive and objective comparisons based on rates, selection, features, brand, flexibility and other key attributes, as well as content to educate our consumers on these matters. Our platform is generally a “must buy” for our advertisers for several reasons including:

•	Our advertisers vigorously compete head to head on our products. Being absent would place them at a competitive disadvantage in the marketplace for our consumers.

•	Bankrate’s platform is a specific, highly contextual destination for consumers that are generally “ready to transact.” Click-throughs therefore have a high conversion rate for our advertisers.

•	Historically, Bankrate consumers generally have been of the highest credit and financial quality and are predominately “Prime” in terms of their personal finance profile.

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Bankrate’s platform is a leading generator of highly targeted contextual consumer traffic seeking mortgage, deposit, insurance and credit card products and therefore we have provided a constant and reliable flow of customers for our advertisers.

Marketing

Over the past 35 years, Bankrate has been able to establish itself as one the most recognizable brands within the personal finance market. The strength of our brands lead to more than 70% of our visitors coming to our websites by directly typing our Internet address in a URL or via unpaid search during 2010. Another critical factor in attracting visitors to our websites is how prominently we are displayed in response to search queries regarding vertical categories in which we operate. Bankrate’s home page and other key pages of our online network routinely rank at or near the top of major search engines’ unpaid listings for highly coveted key words and phrases related to banking products. The high rankings are largely a result of our success at creating highly relevant, widely read and distributed content.

Our traffic in 2010 was also driven through more than 75 co-brand partners, including Yahoo!, AOL, CNBC and Bloomberg. Our partners place our content and rate tables on co-branded pages within their sites and we sell the advertisements on these pages and share the advertising revenues with the partner. We benefit from these relationships as these pages reach traffic that would not otherwise be generated from our website.

In addition to our online relationships, our proprietary content and interest rate information appears in premier print newspapers and magazines on a daily basis. This practice continues to reinforce our brand ubiquity and image. We currently partner with over 100 newspapers, including The Wall Street Journal, The New York Times and USA Today. While these distribution partners contribute significantly less to our revenue than our online relationships, the exposure contributes to our traffic brand awareness and credibility among consumers.

We also actively conduct media public relations campaigns to promote our editorial content and personnel to the consumer and trade media. Bankrate spokespersons are routinely featured in newspapers, magazines and in broadcast media, and are promoted to and are featured as expert commentators on major broadcast and cable news programs and talk radio. In 2010, Bankrate was referenced in over 10,000 media exposures and our spokespersons were featured in over 300 television and radio interviews, including the CBS Evening News, CNBC, CNN, Fox News Channel, Fox Business Network and MSNBC, and approximately 370 print articles, including The New York Times, The Wall Street Journal and USA Today. Finally, we produce “The Bankrate.com Personal Finance Minute” which is distributed to Sirius XM satellite radio and selected terrestrial radio stations throughout the U.S.

Customers

A significant portion of our customer base by revenue is comprised of large financial institutions such as banks or insurance carriers, and may have products covered by multiple vertical categories on our online network. Our largest customers by revenue generated in the nine months ended September 30, 2011 and the year ended December 31, 2010 include Ally Bank, Amerisave, Capital One, Chase, Citibank, Discover, and GEICO. For the nine months ended September 30, 2011, our largest customer, Capital One, accounted for 12% of our total revenue across all products and our ten largest customers accounted for approximately 56% of total revenues across all products. For the year ended December 31, 2010, our largest customer, Capital One, accounted for less than 10% of our total revenue across all products, and our ten largest customers accounted for approximately 40% of total revenues across all products.

Product Development Strategy

Our product development strategy is designed to expand our advertiser base, traffic origination sources and highly targeted consumer audience, all of which are critical to our success and drive monetization. Key elements of this strategy include:

•	enhancing the consumer experience and engagement on our websites;

•	increasing traffic to our websites;

•	increasing monetization of our traffic and advertiser satisfaction;

•	developing products to expand opportunities with partners and affiliates; and

•	expanding into new products and features to further enhance our consumer relationships.

Our newly built website features a modern modular design enabling us to add features and additional content rapidly, test consumers’ response and engagement and optimize satisfaction as a result. We plan to further leverage our back-end infrastructure in the process, creating an even stronger network for our consumers, advertisers, partners and affiliates.

In addition, we have many initiatives under way to create a substantial mobile presence. These initiatives range from device-specific mobile websites to applications that help our consumers use our most popular tools and content and to address specific mobile personal finance needs.

In fulfilling our product mission, we make extensive use of site tracking and optimization technologies, and we continually monitor and improve consumer engagement and monetization. Executive steering committees regularly review initiatives across the firm and allocate resources to balance these goals. We believe that our goal-oriented product development strategy and execution, our rapid incremental iterative process, and our overall discipline have been some of the key components of our success and we believe these will continue to assist us in maintaining our competitive advantage in the future.

Competition

We compete for advertising revenues across the broad categories of personal finance content, online credit card marketplaces, and insurance marketplaces, both in traditional media such as newspapers, magazines, radio, and television, and in the rapidly growing market for online financial information. There are many competitors in our market segments. Our online and print competition includes the following:

•	search engines utilizing keyword cost-per-click advertising or comparison advertising sites/networks;

•	lead aggregators and websites committed to specific personal finance products;

•	numerous websites in each of our vertical categories competing for traffic and for advertisers;

•	financial institutions, including mortgage lenders, deposit institutions, insurance providers and credit card issuers, many of whom are also our customers; and

•	traditional offline personal finance marketing channels, including direct mail, television, radio, print and online advertising, call centers and retail bank branches.

Competition in the online publishing business is generally directed at growing users and revenue using marketing and promotion to increase traffic to websites. We believe that we compete favorably within each of the categories described above and that we will be able to maintain and enhance our leadership position.

Technology

We currently operate our online network and supporting systems on servers at secure third-party co-locations, including facilities in Atlanta, Georgia and Denver, Colorado. The third-party facilities and our infrastructure and network connectivity are monitored by Bankrate continuously, on a 24 hours a day, 365 days a year basis.

Most of our critical properties and consumer facing operations operate concurrently from multiple data centers. Multiple data centers are key to our business continuity strategy, providing continuity and recovery options if a data center should suffer a major outage.

These facilities are powered continuously from multiple sources, including uninterruptible power supplies and emergency power generators. The facilities are connected to the Internet with redundant high-speed data lines. The systems at each data center are protected by a multi-layered security and switching systems, including redundant routers, firewalls, switches, and load balancers at each data center. To provide maximum scalability, many of our high-traffic web pages are served from multiple active/active data centers through an independent content distribution network.

Multi-node clusters and active load balancing systems are used for key functions, including web serving, web services, and many databases. The vast majority of the information presented on our websites, including back-end databases that provide the raw information, is stored and delivered via such multi-node or multi-system configurations from one or both of the co-location facilities.

The extensive use of a multi-data center active/active architecture, combined with load balancing at multiple levels, ensures our ability to handle load and scale the capacity to demand. We operate key systems with substantial margins beyond our historical peak demands, maintaining the ability to serve many times our peak traffic.

Our systems are controlled and updated remotely via encrypted virtual private network (VPN) links to our operating locations. The technical services staff extensively monitors all key systems, both internally and from a web perspective, using multiple locations and methodologies. This provides continuous real-time response capability should key systems or network connections fail.

Our engineering and technical management operates from three primary locations, including North Palm Beach, Florida, Denver, Colorado, and Austin, Texas. We have additional engineering staff in San Francisco, California, United Kingdom, China, and India.

We use a combination of technologies, including Microsoft .NET, Microsoft SQL Server, LAMP (Linux, Apache, MySQL, PHP), and WordPress. We also leverage third party content distribution networks, ad serving, optimization, and tracking services to improve performance and provide instrumentation, while leveraging the scalability of major vendors in these arenas.

Intellectual Property

Our proprietary intellectual property consists of our unique research and editorial content, computer programs relating to our websites, our websites and our URLs. We rely primarily on a combination of copyrights, trademarks, trade secret laws, our user policy and restrictions on disclosure to protect this content. In addition, we license some of our data and content from other parties. Our copyrights, trademarks and licenses expire at various dates, and we believe that none is individually significant.

Regulatory Matters

Advertising and promotional information presented to visitors on our websites and our other marketing activities are subject to federal and state consumer protection laws that regulate unfair and deceptive practices. In the United States, Congress has begun to adopt legislation that regulates certain aspects of the Internet, including online content, user privacy, taxation, liability for third-party activities and jurisdiction. Such legislation includes the Communications Decency Act of 1996, which regulates content of material on the Internet and the Digital Millennium Copyright Act of 1998, which provides recourse for owners of copyrighted material who believe that their rights under U.S. copyright law have been infringed on the Internet. In the area of data protection, the U.S. Federal Trade Commission and certain state agencies have investigated various Internet companies’ use of their customers’ personal information, and certain federal and state statutes regulate specific aspects of privacy and data collection practices. In the area of credit card marketing, state, federal and foreign lending laws and regulations generally require accurate disclosure of the critical components of credit costs and impose restrictions on the advertisement of these credit terms. In addition, the Office of the Comptroller of the Currency regulates certain credit card marketing and account management practices and prohibits deceptive acts, claims or marketing practices. Because we are an aggregator of rate and other information regarding many financial products, including credit cards, we may be subject to some of these laws and regulations.

Federal, state, local and foreign governments are also considering other legislative and regulatory proposals that would regulate the Internet in more and different ways than exist today. It is impossible to predict whether new restrictions, fees, or taxes will be imposed on our services, and whether and how we would be affected. Increased regulation of the Internet both in the United States and abroad may decrease its growth and hinder technological development, which may negatively impact the cost of doing business via the Internet or otherwise materially adversely affect our business, financial condition or operational results.

We are not currently subject to regulatory oversight by the U.S. Department of the Treasury, the Federal Deposit Insurance Corporation, or other bank regulatory authorities.

Employees

As of September 30, 2011, we employed 384 people. None of our employees are represented under collective bargaining agreements. We have never had a work stoppage. We consider our employee relations to be good.

Facilities

Our principal administrative, sales, Internet operations, marketing and research functions are located in one leased facility in North Palm Beach, Florida. The lease is for approximately 21,000 square feet of office space and expires in November 2015, with an option to renew for one additional 5-year term. We also have substantial facilities located in Denver, Colorado where we lease approximately 16,000 square feet of office space under a lease expiring in January 2014, and in Austin, Texas where we lease approximately 10,000 square feet of office space under a lease expiring in July 2013. In addition to these facilities, we lease approximately 25,000 square feet of office space at various properties in the United States and 3,200 square feet in China, and sublease a facility in Colchester, England. The leases expire at various times. We believe we can relocate any of our facilities without significant cost or disruption. We use the properties for administration, sales, operations, and business development.

Legal Proceedings

From time to time, in addition to those identified below, we are subject to legal proceedings, claims, investigations and proceedings in the ordinary course of business. In accordance with GAAP, we make a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. Litigation is inherently unpredictable. However, we believe that we have valid defenses with respect to the legal matters pending against us. It is possible, nevertheless, that our consolidated financial position, cash flows or results of operations could be affected by the resolution of one or more of such contingencies. We expense legal costs as incurred.

Lower Fees, Inc. Litigation

On or about November 20, 2008, Lower Fees, Inc. (“LF”) filed in the Circuit Court in and for Palm Beach County, Florida a civil action against the Company, Bankrate’s Chief Executive Officer and Chief Financial Officer, alleging “fraud in the inducement” by the defendants in respect of the Company having entered into an asset purchase agreement with LF dated February 5, 2008 (the “Asset Purchase Agreement”). Pursuant to the Asset Purchase Agreement, the Company purchased certain assets and assumed certain liabilities of LF and made a cash payment of the consideration specified in the agreement. Following a motion by Bankrate to dismiss the complaint as baseless and failing to state a claim, on March 23, 2009, the court dismissed the complaint, and allowed LF 30 days within which to file an amended complaint. LF filed an amended complaint on April 22, 2009 which was dismissed on October 9, 2009. LF filed another amended complaint on November 6, 2009, which sought relief in the form of rescission of the transaction and attorneys’ fees and which was dismissed with prejudice on March 23, 2010. On or about April 21, 2010, LF filed a notice of appeal of the court’s March 23 order (the “Appeal”).

On April 30, 2010, LF sent a letter to us (the “LF Letter”) asking for indemnification under Paragraph 6.3 of the Asset Purchase Agreement for the same alleged “misrepresentations” it had alleged in its prior complaints in the civil action. The amount the LF Letter claims LF will incur as losses is $8.2 million. The LF Letter also asks for payment of $900,000 and $180,000 to Michael Kratzer, one of the owners of LF, in respect of his former employment with us. On May 14, 2010, we responded to the LF Letter denying the allegations in full.

The parties have filed their briefs in the Appeal and the case is awaiting decision by the appellate court. Oral arguments were heard in July 2011. On October 19, 2011 the fourth District Court of Appeals reversed the trial court’s dismissal of the complaint and directed the trial court to proceed with the case. On November 3, 2011, Bankrate filed a motion for rehearing. We will continue to vigorously defend the Appeal and the requests of the LF Letter. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

On March 9, 2011, LF filed a civil action against the Company styled: Lower Fees, Inc., Plaintiff, vs. Bankrate, Inc., Defendant, in the Circuit Court of the Fifteen Judicial Circuit in and for Palm Beach County (the “New LF Lawsuit”). In the New LF Lawsuit, LF alleges that the Company breached a duty of good faith to operate a website transferred under the Asset Purchase Agreement to generate revenues that would have resulted in the Company having to pay LF certain earn-out payments under the Asset Purchase Agreement. The New LF Lawsuit is in its very early stages. LF seeks relief in the form of unspecified damages suffered, pre-judgment interest, attorneys’ fees, and costs. The Company will vigorously defend the New Lawsuit and currently intends to file a motion to dismiss the New LF Lawsuit. The motion for summary judgment was heard in July 2011 and the Company is awaiting a ruling from the court. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

BanxCorp Litigation

On or about July 20, 2007, BanxCorp, an online publisher of rate information provided by financial institutions with respect to various financial products, filed suit against the Company in the United States District Court for the District of New Jersey alleging violations of Federal and New Jersey State antitrust laws, including the Sherman Act and the Clayton Act on the basis of illegal predatory pricing, vendor lock-in, exclusionary product and distribution bundling and tie-in arrangements, anticompetitive acquisitions and market division agreements. In the complaint, BanxCorp seeks injunctive relief, treble damages in an unspecified amount, and attorneys’ fees and costs. In response to motions by the Company to dismiss for failure to state a claim, the court has three times permitted Banxcorp to file amended complaints, in which Banxcorp has added new causes of action under the Sherman Act, including an allegation that the Company conspired with some 90 online media outlets to fix prices in connection with the publication of certain rate information tables. Following the latest amendment in March 2011, the Company intends to again move to dismiss the amended complaint. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

Mortgage Grader Lawsuit

In October 2010, an action was commenced in the United States District Court for the Central District of California entitled Mortgage Grader, Inc. v. Lenderfi, Inc., et al., in which Bankrate is one of nine defendants. The complaint alleges that the plaintiff is the owner of a patent relating to “a computer-implemented system for enabling borrowers to anonymously shop for loan packages offered by a plurality of lenders” and that the patent is being infringed by each of the defendants. The complaint seeks relief in the form of an adjudication of patent infringement, unspecified treble damages together with pre-judgment and post-judgment interest, an injunction prohibiting further infringement, and reasonable attorneys’ fees and costs. Bankrate has answered the complaint and asserted counterclaims alleging that the patent in question should be invalidated. An initial investigation on the merits of the action has been undertaken and Bankrate denies any liability. Settlement discussions have been initiated between the parties and are ongoing. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

Bankrate, Inc. Shareholder Litigations

In connection with the announcement of the Bankrate Acquisition, certain persons who were then stockholders of the Company filed a number of lawsuits alleging breach of fiduciary duties and/or seeking appraisal of the fair value of their shares of the Company stock. The lawsuits alleging breach of fiduciary duties were consolidated and, on November 8, 2010, certified as a mandatory, non-opt-out class action (with the exception of one of the parties seeking appraisal, who was ruled not to be part of the class) and settled based on an award of plaintiffs’ counsel attorneys’ fees and expenses in the amount of $2.0 million, which was paid on December 8, 2010. One of the appraisal claims was resolved in September 2010 and the remaining claims were resolved in February 2011, on the basis of a per-share valuation equal to that offered in the Bankrate Acquisition. All of these claims are now resolved.

Trouve Lawsuit

On June 24, 2011, a civil action against Trouve Media, Inc. (“Trouve”) was filed in the Superior Court of California. The lawsuit alleges that Trouve sent unlawful unsolicited commercial email messages in violation of California business and professional code. The lawsuit is in its very early stages and Bankrate intends to vigorously defend the lawsuit. The Company cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

MANAGEMENT

Executive Officers and Directors

The names, ages, and current positions of our current executive officers and directors are listed in the table below. Following the Initial Public Offering, the business and operations of the Company is managed by its board of directors, in accordance with its charter, bylaws and the Delaware General Corporation Law, each as then and from time to time in effect. Current directors will serve, depending on their classifications, for a term of one year, two years, or three years expiring at the 2012, 2013 and 2014 annual meeting of stockholders, respectively, and until their successors are duly elected and qualified. The terms of Mr. Nelson, Mr. Pinola and Mr. Tieng will expire in 2012, the terms of Mr. Brody and Mr. Evans will expire in 2013, and the terms of Mr. Morse, Mr. Stahl and Mr. Truwit will expire in 2014. There are no family relationships among the executive officers nor is there any agreement or understanding between any officer and any other person pursuant to which the officer was elected, other than the Company’s executive agreements with Messrs. Evans, DiMaria, Hoogterp, Ricciardelli and Ross.

Name	Age	Position
Thomas R. Evans	57	President, Chief Executive Officer and Director
Edward J. DiMaria	46	Senior Vice President—Chief Financial Officer
Daniel P. Hoogterp	51	Senior Vice President—Chief Technology Officer
Michael J. Ricciardelli	39	Senior Vice President—Business Development & Consumer Marketing
Donaldson M. Ross	48	Senior Vice President—Chief Revenue Officer
Peter C. Morse	64	Chairman of the Board and Director
Seth Brody	35	Director
Bruce Nelson	60	Director
Richard J. Pinola	65	Director
Christian Stahl	40	Director
James Tieng	29	Director
Mitch Truwit	42	Director

The following is a brief biography of each Bankrate executive officer and director:

Thomas R. Evans

President, Chief Executive Officer and Director

Mr. Evans has served as a director since April 2004, and was appointed President and Chief Executive Officer in June 2004. From August 1999 to August 2003, Mr. Evans served as Chairman and Chief Executive Officer of Official Payments Corp., specializing in processing consumer credit card payments for government taxes, fees and fines. From March 1998 to June 1999, Mr. Evans was President and Chief Executive Officer of GeoCities Inc., a community of personal Websites on the Internet. From January 1991 to February 1998, Mr. Evans was President and Publisher of U.S. News & World Report. In addition to his duties at U.S. News & World Report, Mr. Evans served as President of The Atlantic Monthly (January 1996-February 1998) and as President and Publisher of Fast Company (November 1995-February 1998), a magazine launched in 1995. Mr. Evans received a Bachelor of Science degree in business administration from Arizona State University. Mr. Evans is also a director and member of the audit committee of Future Fuel Corp. Mr. Evans’ qualifications to serve on our board of directors include his extensive experience in the media and Internet industries, service as chief executive officer of three public companies, and his leadership of Bankrate over the last seven years.

Edward J. DiMaria

Senior Vice President—Chief Financial Officer

Mr. DiMaria has served as our Senior Vice President—Chief Financial Officer since April 2006. From February 2006 until April 2006, he served as our consultant, assisting us with our finance and accounting functions. Prior to that, Mr. DiMaria was an independent consultant for various clients on numerous matters, including private equity transactions, mergers and acquisitions, and other corporate finance projects. From August 2000 to August 2002, Mr. DiMaria was the Chief Financial Officer of Official Payments Corporation. From August 1994 to August 2000, Mr. DiMaria was employed by Best Friends Pet Care, Inc., where his final position was Executive Vice President and Chief Financial Officer. Mr. DiMaria has also held finance and accounting positions with Business Express, Inc., Advanced Network & Services, Inc., and was a member of the commercial audit division of KPMG LLP. Mr. DiMaria received his license as a Certified Public Accountant in the State of New York in 1993 and received his Bachelor of Business Administration degree with a major in Public Accounting from Pace University in New York.

Daniel P. Hoogterp

Senior Vice President—Chief Technology Officer

Mr. Hoogterp has served as our Senior Vice President—Chief Technology Officer since May 2005. From November 2002 until May 2005, he served as Chief Executive Officer of TQuist, LLC, a technology consulting company. From February 2001 to September 2002, Mr. Hoogterp served as Executive Vice President and Chief Technology Officer of Enamics, Inc., a company specializing in business technology management. From July 1999 to February 2001, he served as Senior Vice President and Chief Technology Officer of Sagemaker, Inc., a provider of enterprise information portals. From March 1991 to July 1999, he served as Chief Executive Officer of Retrieval Technologies, Inc. Mr. Hoogterp received a Post-Graduate Certificate in Business from Heriott-Watt University’s Edinburgh Business School in Scotland in 2004.

Michael J. Ricciardelli

Senior Vice President—Business Development & Consumer Marketing

Mr. Ricciardelli has served as Senior Vice President—Business Development & Consumer Marketing since May 2007 having joined Bankrate in September 2006. Prior to joining Bankrate, he was Vice President—Marketing & Media Sales at Apartments.com/Classified Ventures, an online apartment listings company, where he managed all marketing functions and online advertising sales efforts. From 1999 to 2003, he was Co-Founder & Vice President of Strategic Development for Insurance.com, a venture funded by Fidelity Capital and sold in 2003 to Comparison Market. Earlier in his career, Mr. Ricciardelli also held positions in strategy consulting and business development at Fidelity Investments, and financial analysis at Salomon Brothers.

Donaldson M. Ross

Senior Vice President—Chief Revenue Officer

Mr. Ross has served as our Senior Vice President—Chief Revenue Officer since September 2006. From June 2001 until September 2006, Mr. Ross was Senior Vice President-Sales & Marketing for Harris Connect, a leader in affinity marketing for the directory, Internet and data services business in the education and association market place. From 2000 to 2001, he held an executive management position at zUniversity.com. From 1989 to 1998, Mr. Ross held various positions in media sales and sales management at U.S. News & World Report, where he rose to the position of Vice President of Advertising Sales. Mr. Ross received his Bachelor of Arts degree from Denison University and his Masters in Advertising and Marketing from Michigan State University.

Peter C. Morse

Chairman of the Board and Director

Mr. Morse has been a director since 1993, and served as our Chief Executive Officer from 1993 until 1997. Mr. Morse served as our Chairman from 1997 until 1999, and since 2002. Since 1982, Mr. Morse founded Morse Partners, Inc., a private equity firm that acquires operating companies and provides expansion capital in 1992. He is also a general partner of Permit Capital LLC. From 1986 to 1990, Mr. Morse was Chairman of FAO Schwarz, the national chain of children’s gift stores. Mr. Morse is a member of the Board of Governors of the Boys and Girls Clubs of America and the Board of Trustees for the J.M. Foundation. Mr. Morse is a Trustee Emeritus of Children’s Hospital of Philadelphia where he served as a trustee from 1982 to 2010 and was Chairman of the Investment Committee from 1987 to 2010. Mr. Morse served as a member of the Board of Directors of Georgetown University from 2004 to 2010. Mr. Morse holds a B.S.B.A. from Georgetown University and an M.B.A. from Columbia University Graduate School of Business. Mr. Morse’s qualifications to serve on our board of directors include his extensive experience in investment matters, his familiarity with and knowledge of the history of Bankrate, and his leadership of Bankrate over the last 17 years.

Seth Brody

Director

Mr. Brody has been a director since 2010. Mr. Brody joined Apax Partners in 2008 as an Operating Executive in the New York office. Mr. Brody was Executive Vice President and General Manager, Ecommerce of Razorgator Interactive, Inc., an online seller of event tickets, from June 2008 to September 2008, and Group Vice President and General Manager, North America of Orbitz Worldwide, Inc., an online travel agency, from June 2006 to May 2008. He holds an M.B.A. from Harvard Business School. Mr. Brody’s qualifications to serve on our board of directors include his extensive experience with a wide variety of online businesses and ventures and his deep knowledge of the online industry.

Bruce Nelson

Director

Mr. Nelson joined Bankrate’s board of directors in September 2011. Mr. Nelson is Vice Chairman of the Omnicom Group. Previously, he was Executive Vice President, Chief Marketing Officer, of the Interpublic Group, from 2000-2005. From 1998 -1999, he was Vice Chairman of Young & Rubicam Inc., the holding company of Y&R Advertising, Wunderman, Burston-Marsteller, and Landor Associates. Prior to that, Mr. Nelson pursued a multi-disciplinary career at McCann-Erickson Worldwide for 19 years, holding Executive Vice President titles as Director of Worldwide Accounts, and as a chief strategy officer, Director of Strategy for Worldwide Accounts. He was the youngest Executive Creative Director in the agency’s history. He is the author of three proprietary frameworks in which to view Brands: Immediacy Marketing: Selling in Real Time; The Brand Footprint: Branding Over Borders Over Time; and Shaping The Debate: Managing Leadership and Challenger Brands. For many years, Mr. Nelson was a lecturer on Branding at the Columbia Business School and the Yale School of Management. He is currently on the Board of God’s Love We Deliver and has served on the Boards of Official Payments Corp., and Prince Sports, Inc. Mr. Nelson’s qualifications to serve on our board of directors include his vast knowledge as a marketing and strategy expert, as well as, his unique perspective and experience in helping financial service companies develop enduring brands.

Richard J. Pinola

Director

Mr. Pinola served on the board of Bankrate from September 2005 to September 2009. Since July 2009 he has been a Principal in GPS Investment Group, LLC, Investment Counselors. He served as Chief Executive Officer and Chairman of Right Management Consultants from 1994 through January 2004. He served as a director of that company from 1990 and as CEO from July of 1992 until Right Management Consultants was purchased by Manpower. Prior to joining Right Management Consultants, Mr. Pinola was President and Chief

Operating Officer of Penn Mutual Life Insurance Company, a financial services firm. He also was a CPA with PriceWaterhouse and Co. Mr. Pinola is a director on the board of Kenexa Inc. where he serves on various committees. He is also Chairman of the audit committee of two REITS, Corporate Property Associates 15 and 16, and he serves on the board of Corporate Property Associates 17, all managed by W. P. Carey, Inc. He is also on the boards of the Visiting Nurses Association and King’s College. Apart from Bankrate, Mr. Pinola previously served on the board of KTRON International and Nobel Learning Communities. In addition, Mr. Pinola has served on the boards of directors of the American Lung Association, Janney Montgomery Scott, the Life Office Management Association, and the Horsham Clinic. Mr. Pinola was the founder and director of The Living Wills Archive Company and a Founder and board member of the Mutual Association for Professional Services. Mr. Pinola holds a B.S. in Accounting from King’s College and became a Certified Public Accountant in 1969. Mr. Pinola’s qualifications to serve on our board of directors include his previous position as board member in Bankrate as well as his more than 30 years of business experience in finance, sales, marketing, human resources, executive compensation, investor relations, and internal operations.

Christian Stahl

Director

Mr. Stahl has been a director since 2009. Mr. Stahl joined Apax Partners in 1999. He is an equity partner and a member of the executive committee of Apax Partners. Prior to joining Apax Partners, Mr. Stahl worked at Bain & Company. He holds an M.B.A. with distinction from INSEAD Business School. Mr. Stahl also currently serves as a director of Cengage Learning (formerly known as Thomson Learning) and a director and member of the nominating committee of Phillips-Van Heusen Corporation. Mr. Stahl served as a director of Central European Media Enterprises Ltd. from 2006 to 2009. Mr. Stahl’s qualifications to serve on our board of directors include his financial and business expertise across a broad set of industries, his experience as partner of a leading private equity investment group, and his service on several other public and private company boards of directors.

James Tieng

Director

Mr. Tieng joined Apax Partners in September 2010. He is a senior associate and member of the Financial & Business Services team. Prior to joining Apax Partners, Mr. Tieng worked as an investment professional at Irving Place Capital, a private equity firm focused on middle-market companies, from July 2006 to June 2008. From August 2004 to June 2006, he was a consultant for McKinsey & Company as a member of the Corporate Finance & Strategy Practice. He holds an M.B.A. from Harvard Business School, which he attended from September 2008 through June 2010, and an A.B. in Economics from Princeton University. Mr. Tieng’s qualifications to serve on our board of directors include his business and investment expertise across a broad set of industries, including online media, and his experience with various leading financial services firms.

Mitch Truwit

Director

Mr. Truwit has been a director since 2009. Mr. Truwit joined Apax Partners in 2006 as a partner in the New York office. Prior to joining Apax Partners in 2006, Mr. Truwit was President and Chief Executive Officer at Orbitz Worldwide in Chicago. Prior to joining Orbitz Worldwide, Mr. Truwit was the Chief Operating Officer at Priceline.com, Inc. Mr. Truwit’s qualifications to serve on our board of directors include his extensive experience with several online businesses, his deep knowledge of the online industry, and his financial and investment experience as a partner of a leading private equity investment group.

There are no family relationships between any of the executive officers or directors of Bankrate.

Committees of our Board of Directors

Our board of directors has determined that Mr. Nelson and Mr. Pinola are independent directors under the applicable stock exchange rules.

Pursuant to the phase-in provisions of the New York Stock Exchange rules and Rule 10A-3 promulgated by the SEC under the Exchange Act, our Audit Committee is composed of three directors, of which two directors are independent. By June 16, 2012, we intend to cause our Audit Committee to have at least three members, all of whom will be independent.

The members of the Audit Committee are Mr. Pinola (Chairman), Mr. Nelson and Mr. Truwit. Our board of directors has determined that Mr. Pinola is an “audit committee financial expert” as defined by the SEC, and that Messrs. Pinola and Nelson meet the additional criteria for independence of audit committee members set forth in Rule of 10A-3(b)(1) under the Exchange Act. The Audit Committee’s primary function is to assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial reports and other financial information provided by us to governmental bodies or the public; our systems of internal controls regarding finance, accounting, legal compliance and ethics established by management and the board of directors; and our accounting and financial reporting process. The Audit Committee encourages continuous improvement of, and fosters adherence to, our policies, procedures and practices at all levels.

Because Ben Holding S.à r.l. holds a majority of the Company’s common stock, we are a “controlled company” for purposes of the New York Stock Exchange rules. Accordingly, we do not currently intend to establish a separate compensation or nominating and corporate governance committee, and compensation, nomination, and corporate governance functions will be managed by the full board of directors until the rules change, we cease to be a “controlled company” or we otherwise determine to do so.

Review and Approval of Transactions with Related Persons

The Audit Committee of the board of directors, pursuant to its written charter, is charged with the responsibility of reviewing and approving any related person transactions, including those required to be disclosed as a “related person” transaction under applicable federal securities laws. On an annual basis, each director and executive officer is required to complete a questionnaire that requires disclosure of any transactions the director or executive officer, or their immediate family members or associates, may have with us in which the director or executive officer, or their immediate family members or associates, has a direct or indirect material interest. The Audit Committee considers the responses in the questionnaires and other information regarding potential relationships between us and the directors and executive officers. No transaction requiring disclosure under applicable federal securities laws occurred during fiscal year 2010 that was submitted to the Audit Committee for approval as a “related person” transaction.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation

The following Compensation Discussion and Analysis provides information regarding the objectives and elements of our compensation philosophy, policies and practices with respect to the compensation of our executive officers who appear in the “Summary Compensation Table” below (referred to collectively throughout this section as our “named executive officers”). Our named executive officers for the fiscal year ended December 31, 2010 were:

•	Thomas R. Evans, our President and Chief Executive Officer;

•	Edward J. DiMaria, Senior Vice President and our Chief Financial Officer;

•	Donaldson M. Ross, Senior Vice President and our Chief Revenue Officer;

•	Michael J. Ricciardelli, Senior Vice President, Business Development & Consumer Marketing; and

•	Daniel P. Hoogterp, Senior Vice President and our Chief Technology Officer.

Overview and Objectives of Our Executive Compensation Program

The primary objective of our compensation program is the same objective that we have for our overall operations: to create long-term value for our stockholders. Management and the board of directors work together to establish, review and evaluate our compensation plans, policies and programs. The board of directors approves the total compensation package awarded to each of our named executive officers, including the Chief Executive Officer. The board of directors works directly with the Chief Executive Officer to ensure the compensation objectives are aligned with our mission and overall objectives and to provide a decision-making framework for use in formulating recommendations for each named executive officer’s compensation.

Our overall objective is to establish a compensation policy that will:

•	align the interests of executive officers with those of our long-term stockholders;

•	attract, retain and provide incentives to highly-qualified executive officers who drive our performance and help us achieve our business objectives; and

•	motivate our executive officers to consistently deliver outstanding performance.

In addition, our compensation program is intended to reward individual performance in a way that emphasizes strategic thinking necessary to create long-term value while balancing rewards for short-term increases in operating results.

We compensate named executive officers with a combination of salary and incentives designed to focus their efforts on maximizing both our near-term and long-term financial performance. Compensation levels are determined based on a variety of factors. Typically the most heavily weighted factor centers on our performance, as the board of directors believes that placing primary emphasis on performance most closely aligns the interests of management and stockholders. Our executive compensation packages are comprised primarily of base salary, incentive cash bonus program, and long-term incentive awards that were granted following the Bankrate Acquisition.

The board of directors believes that each element of the total compensation program serves an important function in achieving the overall objectives of our compensation program. The board of directors strives to pay a base salary that is competitive within our industry to attract and retain top-level talent in a highly competitive market. The board of directors considers historical compensation information and the experiences that certain members of the board of directors have in the industry in determining what constitutes competitive compensation. The year-end cash incentive bonuses that are paid in connection with our management incentive program are designed to provide named executive officers with a strong incentive to achieve individual and Bankrate, Inc.

financial and operational goals, all of which are intended to drive year over year growth in a key performance metric. Finally, the long-term incentive awards granted to named executive officers following the Bankrate Acquisition are designed to closely align the named executive officers’ interests with those of our stockholders.

Setting Executive Compensation for 2010

Our current compensation program for named executive officers is largely based on individual employment arrangements that were entered into prior to the Bankrate Acquisition, with certain modifications in connection with that transaction. Mr. Ricciardelli is the only named executive officer who entered into an employment agreement following the Bankrate Acquisition, but his employment agreement is substantially similar to the employment agreements with our other named executive officers. We intend to revisit the structure of our programs as we progress to ensure that we develop a compensation framework that is appropriate and competitive for a publicly held company.

Role of the Board of Directors

The board of directors is responsible for setting compensation for our named executive officers. While some of the parameters of each named executive officer’s compensation are set forth in the applicable employment agreement, the board of directors sets performance goals for incentive compensation and reviews all other compensation and benefits for the named executive officers on an annual basis.

Role of Compensation Consultant

We did not engage a compensation consultant in 2010. However, we may revisit the use of a compensation consultant.

Benchmarking

The board of directors does not currently use benchmarking or peer group analysis in making compensation decisions. However, we may revisit the use of benchmarking and peer group analysis.

Risk Management

Consistent with SEC disclosure requirements, our management and the board of directors have assessed our compensation programs and have concluded that our compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on us. Our management assessed our executive and broad-based compensation and benefits programs to determine if the programs’ provisions and operations create undesired or unintentional risk of a material nature and presented its finding to the board of directors. This risk assessment process included a review of programs, policies and practices and focused on the balance of potential risk to potential reward, risk control, and the support of the programs and their risks to company strategy.

Named Executive Officer Compensation

Compensation Mix in 2010

The compensation package for our named executive officers aims to provide a strong link between the compensation of our executives and the success of Bankrate and our stockholders. Base salary and annual incentive cash bonuses collectively represent what we believe is appropriate pay for performance during the year. The long-term incentive compensation component, which is not granted annually, is designed to encourage high long-term performance by closely aligning an executive’s pay with the interests of our stockholders. It is intended that our named executive officers earn a significant portion of their cash and equity compensation from sources that are “at risk” based on the results of the operations, the overall performance of Bankrate or the return on investment to our stockholders. Base salary, which generally represents less than 50% of annual cash compensation paid to our named executive officers, is the only portion of the compensation for our named executive officers that is not “at risk.” The annual bonus, which generally represents more than 50% of annual cash compensation, as well as the long-term incentive awards, are “at risk” and determined based on the performance of Bankrate.

Principal Components of Compensation of Our Named Executive Officers in 2010

The compensation package offered to our executive officers, including our named executive officers, consists of:

Base Salary.    Base salary levels for each of our named executive officers, including the Chief Executive Officer, are generally set within a range of base salaries that the board of directors believes are competitive based on the board of directors’ experience in the industry and appropriate given our overall financial, operational, and strategic objectives and the qualifications and experience of the individual required for the job. In addition, the board of directors will generally review our past financial performance and future expectations, as well as the performance of the named executive officers and changes in the named executive officers’ responsibilities. The annual base salary we have agreed to pay each named executive officer is specified in his employment agreement, subject to adjustment by the board of directors. Base salary is reviewed on an annual basis and decisions regarding base salary increases take into account the named executive officer’s current base salary, the competitive marketplace, retention and other factors as described above. Our Chief Executive Officer is responsible for assessing the contributions and performance of each named executive officer and reviewing his assessment with the board of directors. The board of directors reviews and assesses the performance of our Chief Executive Officer and also considers the recommendations that the Chief Executive Officer provides regarding other named executive officers.

Incentive Cash Bonuses.    Our named executive officers are hired to lead and grow our organization and as such we believe that a significant portion of our named executive officer’s compensation should be tied to our overall performance. We maintain an incentive cash bonus program, the management incentive program, which emphasizes pay-for-performance by providing our named executive officers with the opportunity to earn bonuses only if we achieve or exceed certain targets relating to our EBITDA.

The EBITDA goal is established at the beginning of each fiscal year by the Chief Executive Officer in consultation with each named executive officer and approved by the board of directors. Based on this performance objective and the business plan and budget approved by the board of directors, the board of directors establishes threshold minimum, target, and maximum financial performance goals, for the purposes of paying incentive bonuses. For awards to be payable under the program, the minimum EBITDA performance threshold, which is based on year-over-year EBITDA growth, must be achieved, higher amounts are payable if we meet or exceed the established target, with a maximum payout of 200% of target bonus opportunity for 2010 (there is no maximum payout cap for 2011). The board of directors determines the incentive bonus financial performance goal taking into account various factors, including management’s assessment of the probability of achieving higher levels of financial performance within the fiscal year. For 2010, the minimum EBITDA threshold for payment of bonuses was $68.5 million, and the target level was $77.1 million. Once these targets are set by the board of directors, the board of directors retains the discretion to adjust the targets to account for extraordinary corporate events such as an acquisition. Actual 2010 EBITDA for the purposes of the management incentive program, which does not include synergies, was $89.5 million, resulting in bonuses that in general were meaningfully above target but that fell short of the maximum payout.

Target bonus opportunities are established for our named executive officers in their respective employment agreements, subject to adjustment by the board of directors. The target bonus opportunities established for our named executive officers in 2011 range from $175,000 to $300,000. The target bonus opportunities are individually communicated to the named executive officers and there is currently no formal document for the management incentive program. Our EBITDA target level for the 2011 management incentive program has also been determined, with the minimum EBITDA threshold for payment of bonuses set at $105.08 million, and the target level set at $118.4 million. In certain limited circumstances, the board of directors may also pay a discretionary bonus to a named executive officer for extraordinary individual achievement, service or dedication to us. Discretionary bonuses, if any, are evaluated and awarded by the board of directors on a case by case basis and are heavily influenced by the circumstances giving rise to the award.

New Annual Bonus Plan.    In connection with the Initial Public Offering, we adopted the Bankrate, Inc. Senior Executive Annual Bonus Plan, a written annual bonus plan.

Long-Term Incentive Compensation

Class B Purchase Agreements

Holdings entered into Class B Common Share Purchase Agreements, each dated as of April 30, 2010 or October 31, 2010 (the “Class B Purchase Agreements”), with certain individuals, including each of the named executive officers. The Class B Purchase Agreements provided for the sale of Class B Common Stock, par value $0.01 per share, of Holdings (the “Class B Common Stock”) in exchange for a cash payment or the issuance of a recourse promissory note to Holdings by the investing executives. In exchange for the shares of Class B Common Stock, the named executive officers each executed a secured recourse promissory note in favor of Holdings.

The shares of Class B Common Stock issued under the Class B Purchase Agreements were unvested at the time of issuance and were to fully vest if and when the target Apax IRR was achieved, regardless of whether the shares of Class B Common Stock had contingently vested in connection with the achievement of annual EBITDA targets (as described below). The “Apax IRR” was defined as the internal rate of return of Ben Holding S.à r.l., the Apax VII Funds, and their affiliates and permitted transferees based on the aggregate value of their investments in Holdings and its subsidiaries. The target Apax IRR was 8% and was measured at the time of each distribution made by Holdings (other than a subdivision or combination of any outstanding restricted shares of capital stock) to holders of capital stock. The target Apax IRR was achieved in connection with the Initial Public Offering. No shares of Class B Common Stock remain outstanding.

The Class B Purchase Agreement also provided that 25% of an investing executive’s shares of Class B Common Stock would contingently vest on the last day of the 2010 fiscal year and the last day of each fiscal year thereafter through 2012, provided that certain EBITDA targets of Holdings and its subsidiaries were met (subject to catch-up based on cumulative EBITDA in subsequent years if the EBITDA target was not initially met) and the investing executive remained continuously employed by Holdings or its subsidiaries through the last day of the applicable fiscal year.

No more than 75% of an investing executive’s shares of Class B Common Stock could contingently vest as a result of annual EBITDA achievement. The EBITDA targets set forth in the Class B Common Stock purchase agreements were:

Vesting Dates	Target EBITDA	Cumulative EBITDA
Last day of fiscal year 2010	$93,600,000	N/A
Last day of fiscal year 2011	$115,500,000	$209,100,000
Last day of fiscal year 2012	$133,500,000	$249,000,000
Last day of fiscal year 2013	$151,600,000	$285,100,000

For fiscal 2010, the board of directors determined that the EBITDA targets had been achieved and thus 25% of the outstanding shares of Class B Common Stock contingently vested. The shares of Class B Common Stock that were contingently vested generally provided holders with the opportunity to receive a higher repurchase price from Holdings upon a termination of the holder’s employment for any reason other than termination by the company for “cause”, a resignation by the employee for “good reason” or a resignation by the holder for any reason following the third anniversary of the issuance of such shares of Class B Common Stock than was available for shares that are entirely unvested. In those circumstances, the contingently vested shares of Class B Common Stock could have been repurchased at the fair market at that time, whereas unvested shares of Class B Common Stock could have been repurchased at the lesser of the unreturned capital amount of such shares and fair market value. Shares that are contingently vested were not, however, treated as favorably as fully vested shares for purposes of repurchase in connection with an Exit Event pursuant to which the Apax VII Funds do not achieve the target Apax IRR discussed below.

Upon the termination of an investing executive’s employment with Holdings or upon an Exit Event (as defined below), if the Apax VII Funds had not achieved the target Apax IRR, Holdings would have had the right, but not the obligation, to repurchase the shares at a specified purchase price that varied based on the circumstances of the investing executive’s termination of employment, the employee’s length of service from the grant date, and whether the shares had vested, either contingently or otherwise. An “Exit Event” was defined as (i) the consummation by Holdings or any of its subsidiaries of an initial public offering or (ii) a transaction whereby the Apax VII Funds no longer owns, directly or indirectly, 50% of the shares of Holdings or the Company. As noted above, the target Apax IRR was achieved in connection with the Initial Public Offering and no shares of Class B Common Stock remain outstanding.

The Class B Purchase Agreement also contained customary confidentiality, non-competition and non-solicitation provisions, as well as provisions for the assignment of intellectual property rights to Holdings by the investing executives.

Exit Event Incentive Bonus Plan

We adopted the amended and restated Exit Event Incentive Bonus Plan, or the Exit Incentive Plan, effective as of October 31, 2010, which has since been terminated. The Exit Incentive Plan provided for the payment of incentive bonuses to eligible key employees, including all of the named executive officers, upon the occurrence of an Exit Event (as defined above). No Exit Incentive Plan bonus would have been paid unless the Apax VII Funds first achieved the target Apax IRR of 8% at the time of such Exit Event. The aggregate incentive bonus payable under the Exit Incentive Plan was equal to the excess of the aggregate management entitlement over the aggregate payments for shares of Class B Common Stock. The aggregate management entitlement varied based upon the Apax VII Funds’ return on investment and was calculated as follows:

Return on Total Investment	Aggregate Management Entitlement*
1.0x	$0
1.5x	23,370,000
2.0x	46,740,000
2.5x	70,110,000
3.0x	93,480,000
3.5x	116,850,000
4.0x	140,220,000

*	In the event the Return on Total Investment (as defined in the Exit Incentive Plan) was between two of the figures above or was in excess of 4.0x, the Aggregate Management Entitlement would have been linearly interpolated based on the values set forth above.

The aggregate payment for shares of Class B Common Stock would have been deemed to be equal to the sum of the fair market value of the shares of Class B Common Stock outstanding immediately after the Exit Event and all amounts paid to current or former holders of shares of Class B Common Stock (excluding the return of any capital paid for the shares of Class B Common Stock).

Upon an Exit Event, the incentive bonus payable to each named executive officer who was employed by the Company immediately prior to an Exit Event would have been determined based on the aggregate amount payable under the Exit Incentive Plan multiplied by the percentage of the total shares of Class B Common Stock issued or reserved for issuance held by such named executive officer. This percentage would have been determined by dividing the number of shares of Class B Common Stock held by the named executive officer by the aggregate number of shares of Class B Common Stock issued or reserved for issuance under our Certificate of Incorporation. In the event that the aggregate incentive bonus payable exceeded the aggregate amount payable to all participants based on the calculation set forth in the preceding sentence, the excess amount would have been allocated among participants at the time of the Exit Event at the discretion of the Company’s Chief Executive Officer.

Any incentive bonus would have been paid upon an Exit Event, either in cash or certain securities, which included the Class A Common Stock, par value $0.01 per share, of Holdings, publicly traded stock of an affiliate of Holdings or other securities received by holders of Class A Common Stock in connection with an Exit Event.

New Equity Compensation Plan.    In connection with the Initial Public Offering, we adopted, prior to the completion of the offering, an omnibus equity compensation plan, the material terms of which are more fully described in “Compensation Discussion and Analysis—New Compensation Program”.

Limited Perquisites and Other Benefits.    We maintain certain broad-based benefit plans in which our employees, including our named executive officers, are entitled to participate. These plans include health and life insurance and a qualified 401(k) savings plan. We make a matching contribution equal to 3% for the qualified 401(k) savings plan (up to a maximum of $7,350), subject to Internal Revenue Code limitations. Our named executive officers also participate in an executive medical benefit program.

2010 Named Executive Officer Compensation

The specific decisions made for each of our named executive officers in 2010 reflect our overall compensation objective described above, as well as our 2010 performance.

Base Salary.    The board of directors conducted its annual review and evaluation of the compensation levels of our senior executive team and determined the following base salaries for 2010: Mr. Evans–$450,000; Mr. DiMaria–$375,000; Mr. Ross–$350,000; Mr. Ricciardelli–$300,000; and Mr. Hoogterp–$275,000.

Incentive Cash Bonus.    As described above, employment agreements with our named executive officers provide for the named executive officers to participate in our annual bonus program. The target bonus opportunities in 2010 for each of Messrs. Evans, DiMaria, Ross, Ricciardelli and Hoogterp were $250,000, $200,000, $200,000, $150,000 and $150,000, respectively. Our EBITDA for 2010 exceeded the target level and based on such performance, it was determined by the board of directors that the performance objective was achieved at 196% for 2010. Therefore, the named executive officers received the following incentive cash bonus payment for 2010: Mr. Evans–$491,250; Mr. DiMaria–$393,000; Mr. Ross–$393,000; Mr. Ricciardelli–$294,750; and Mr. Hoogterp–$294,750.

Discretionary Cash Bonus.    In addition to the annual incentive cash bonus under the management incentive program described above, Mr. Ricciardelli was paid a one-time $25,000 discretionary cash bonus in 2010 for exceptional performance in completing a special project in connection with an acquisition. No other named executive officer received a discretionary cash bonus in 2010 and the Company does not generally pay discretionary bonuses to named executive officers.

Long-Term Incentive-Based Compensation.    As described above, on April 30, 2010, Holdings entered into Class B Purchase Agreements with each of the named executive officers and we adopted the Exit Incentive Plan, which was later amended effective October 31, 2010. All of the named executive officers became eligible to participate in the Exit Incentive Plan in 2010.

Each of our named executive officers acquired shares of Class B Common Stock in the amounts set forth below (with the aggregate purchase price in parentheses):

•	Mr. Evans: 35,000 shares of Class B Common Stock ($66,500)

•	Mr. DiMaria: 14,000 shares of Class B Common Stock ($26,600)

•	Mr. Ross: 14,000 shares of Class B Common Stock ($26,600)

•	Mr. Ricciardelli: 7,000 shares of Class B Common Stock ($13,300)

•	Mr. Hoogterp: 7,000 shares of Class B Common Stock ($13,300)

The aggregate purchase price for the named executive officers’ shares of Class B Common Stock was satisfied by each named executive officer executing a recourse, secured promissory note in favor of Holdings.

In addition, pursuant to the terms of the Exit Incentive Plan and based on the number of shares of Class B Common Stock acquired on April 30, 2010, the named executive officers were entitled to no less than the following percentages of the aggregate incentive bonus payment under the Exit Incentive Plan upon an Exit Event and the achievement of the target Apax IRR:

•	Mr. Evans: 32.95%

•	Mr. DiMaria: 13.18%

•	Mr. Ross: 13.18%

•	Mr. Ricciardelli: 6.59%

•	Mr. Hoogterp: 6.59%

The amount of each named executive officer’s percentage of the aggregate incentive bonus payment could have increased if the aggregate incentive bonus payment exceeded the aggregate amount initially allocated to participants in the Exit Incentive Plan, which was determined by dividing the number of shares of Class B Common Stock held by each participant in the Exit Incentive Plan by the aggregate number of shares of Class B Common Stock issued or reserved for issuance under our Certificate of Incorporation. In the event of any such excess, our Chief Executive Officer had the authority to allocate among participants.

The board of directors determined that the EBITDA targets had been achieved for fiscal 2010 and, thus 25% of the outstanding shares of Class B Common Stock have vested to date. There have been no payouts under the Exit Incentive Plan.

The unvested shares of Class B Common Stock of Holdings held by our named executive officers vested in connection with the Initial Public Offering, resulting in Messrs. Evans, DiMaria, Ross, Ricciardelli and $6,734,278 realizing value equal to $16,801,957, $6,720,783, $6,734,278, $3,367,139 and $3,367,139 respectively. No bonuses were paid under the Exit Incentive Plan in connection with the Initial Public Offering and the Exit Incentive Plan is no longer in effect.

Employment Agreements

We have entered into employment agreements with each of our named executive officers in order to secure their continued service and dedication. These agreements generally establish minimum salary commitments and target bonus opportunities. The agreements also restrict the executive officer’s ability to engage in or perform any activities that are competitive with our business or to solicit our employees away from our service while we employ the executive and for a period of one year thereafter. Our termination payments are generally structured such that the executive is entitled to one year of base salary at the time of termination if the executive is terminated by us without cause or if the executive terminates the agreement with cause. The termination benefits that each executive officer is entitled to receive are more fully described in “—Payments upon Termination or Change of Control” below.

Equity Ownership Requirements

In connection with the Bankrate Acquisition, each of the named executive officers agreed to make investments in Holdings. Accordingly, each of Messrs. Evans, DiMaria, Ross, Ricciardelli and Hoogterp acquired Class A Common Stock of Holdings. Because the Class A Common Stock of Holdings was not publicly traded and was subject to certain transfer limitations pursuant to a stockholders agreement, the named executive officers were limited in their ability to divest themselves of the equity and, as a result, were essentially subject to equity ownership requirements.

Section 162(m)

From and after the time that our compensation programs become subject to Section 162(m) of the Internal Revenue Code, we intend to consider the structure of base salary and bonus compensation in order to maintain the deductibility of compensation under Section 162(m) of the Internal Revenue Code. However, the board of directors will take into consideration other factors, together with Section 162(m) considerations, in making executive compensation decisions and could, in certain circumstances, approve and authorize compensation that is not fully tax deductible. Transition provisions under Section 162(m) may apply for a period of approximately three years following the consummation of the Initial Public Offering to certain compensation arrangements that were entered into before the Initial Public Offering.

New Compensation Program

Following the Initial Public Offering, we enjoy more flexibility in designing compensation programs to attract, motivate and retain our executives, including permitting us to regularly compensate executives with non-cash compensation reflective of our stock performance in relation to a comparative group in the form of publicly traded equity. Accordingly, we adopted an omnibus equity compensation plan, the 2011 Bankrate, Inc. Equity Plan (the “Equity Plan”), and an annual bonus plan more suitable for a public company, the Bankrate, Inc. Senior Executive Annual Bonus Plan, in each case connection with the Initial Public Offering.

Grant of Equity Awards

Prior to the consummation of the Initial Public Offering, the Company granted to its employees under the Equity Plan shares of restricted stock which will vest on the first anniversary of the date of grant and options, with an exercise price equal to the initial public offering price, 25% of which vest on the first anniversary of the date of grant and the remaining 75% of which vest in 36 equal monthly installments beginning on the date that is one month after the first anniversary of the date of grant and ending on the fourth anniversary of the date of grant (in each case subject to continued employment through the applicable vesting date). We granted approximately 120,135 shares of restricted stock and options exercisable for approximately 5,000,000 shares, of which Messrs. DiMaria, Hoogterp, Ricciardelli and Ross received awards of 2,706 shares of restricted stock each, and Messrs. Pinola, Evans, DiMaria, Hoogterp, Ricciardelli and Ross received options exercisable for 10,000, 995,000, 550,000, 300,000, 300,000 and 400,000 shares, respectively.

The following is a summary of the plans that were adopted in connection with the Initial Public Offering.

Bankrate, Inc. 2011 Equity Plan

The purpose of the Equity Plan is to advance our interests by providing eligible participants in the Equity Plan with the opportunity to receive equity-based or cash incentive awards, thereby aligning their economic interests with those of our shareholders. The Equity Plan became effective on June 16, 2011 and will expire on the tenth anniversary of the effective date.

Eligibility

Participation in the Equity Plan is limited to those key employees and directors of, and consultants and advisors to, us or our affiliates who, in the opinion of the Administrator, are in a position to make a significant contribution to our success and that of our affiliates and who are selected by the Administrator to receive an award.

Administration

The Equity Plan is administered by the board of directors or any delegate thereof, including the compensation committee of the board of directors. The term “Administrator” is used in this offering document to refer to the person (the board of directors or its delegatees) charged with administering the Equity Plan. The Administrator has the authority to interpret the Equity Plan; determine eligibility for and grant awards; determine, modify or waive the terms and conditions of any award; prescribe forms, rules and procedures; and otherwise do all things necessary to carry out the purposes of the Equity Plan.

Award Types

Awards may be in the form of stock options, stock appreciation rights, which we refer to as SARs, restricted or unrestricted stock, restricted or unrestricted stock units, performance awards, any other awards that are convertible into or otherwise based on our common stock, or cash awards. The Administrator may provide for the payment of amounts in lieu of cash dividends or other cash distributions with respect to shares of common stock subject to an award. The Administrator may also provide that any dividends or amounts relating to dividends will be held subject to the vesting of the underlying award and will be distributed at the same time as the payment or settlement of the underlying award.

Limits on Shares Deliverable Under the Equity Plan

The maximum number of shares of common stock that may be issued in satisfaction of awards made under the Equity Plan is 12,120,000. From and after such time as the Equity Plan is subject to Section 162(m) of the Internal Revenue Code, the maximum number of shares of common stock for which stock options or SARs may be granted to any person in any calendar year will be 2,500,000, the maximum number of shares of common stock subject to other awards granted to any person in any calendar year that are intended to qualify as “qualified performance-based awards” will be 2,500,000 and the maximum amount payable to any person in any year pursuant to cash awards that are intended to qualify as “qualified performance-based awards” will be $10,000,000. The number of shares of common stock delivered in satisfaction of awards is determined net of (i) shares of common stock we withhold in payment of the exercise price of the award, (ii) shares we withhold in satisfaction of tax withholding requirements with respect to the award, and (iii) shares of common stock that are forfeited without consideration. The limits on awards under the Equity Plan are subject to adjustment for stock splits, stock dividends, and certain transactions affecting our capital stock. In such event, the Administrator will make such adjustments as it deems appropriate to the number and kind of shares of stock subject to awards, and to exercise prices of awards affected by the change.

Description of Types of Awards Under the Equity Plan

Stock Options

Stock options give the holder the right to purchase shares of our common stock within a specified period of time at a specified price, which, under the Equity Plan, cannot be less than the fair market value of the common stock at the time of grant. Stock options granted under the Equity Plan may not be repriced other than in accordance with the applicable shareholder approval requirements of the applicable stock exchange’s listing requirements.

Stock Appreciation Rights (SARs)

The Administrator may grant SARs under the Equity Plan. A SAR entitles the holder upon exercise to receive cash or shares of common stock equal in value to the excess of the fair market value of the shares of common stock subject to the right over the fair market value of such shares on the date of grant. SARs granted under the Equity Plan may not be repriced other than in accordance with the applicable shareholder approval requirements of the listing standards of the applicable stock exchange.

Stock Awards; Stock Units

The Equity Plan provides for awards of nontransferable shares of restricted common stock, as well as unrestricted shares of common stock. Generally, awards of restricted stock are subject to the requirement that the shares be forfeited unless specific conditions are met. The recipient of an award of restricted stock will generally have all the rights as a shareholder, including the right to vote the shares and to receive dividends, subject to restrictions. Other awards under the Equity Plan may also be settled with restricted stock. The Equity Plan also provides for stock units, including restricted stock units, entitling the recipient to receive shares of common stock (or cash measured by the value of the common stock) in the future on such conditions as the Administrator may specify.

Performance Awards

The Equity Plan provides for performance awards entitling the recipient to receive cash or common stock following the attainment of performance goals determined by the Administrator. Performance conditions may also be attached to other awards under the Equity Plan. In the case of any performance award intended to qualify for the performance-based remuneration exception described in Section 162(m) of the Internal Revenue Code, the Administrator will use one or more objectively determinable measures of performance relating to any or any combination of the following (measured either absolutely or by reference to an index or indices and determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof): sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis (basic or fully diluted); return on equity, investment, capital or assets; one or more operating ratios such as earnings before interest, taxes and/or depreciation and amortization; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; free cash flow, cash flow, return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; stock price; earnings per share; shareholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); economic value added; strategic business criteria, consisting of one or more objectives based on meeting specific market penetration, geographic business expansion goals, facility construction or completion goals, geographic facility relocation or completion goals, cost targets, customer satisfaction, supervision of litigation or information technology; joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings each of the above referred to as a Performance Criterion. A Performance Criterion and any targets with respect thereto determined by the Administrator need not be based upon an increase, a positive or improved result or avoidance of loss. To the extent consistent with the requirements for satisfying the performance-based compensation exception under Section 162(m) of the Internal Revenue Code, the Administrator may provide in the case of any award intended to qualify for such exception that one or more of the Performance Criteria applicable to such award will be adjusted in an objectively determinable manner to reflect events (for example, but without limitation, acquisitions or dispositions) occurring during the performance period that affect the applicable Performance Criterion or Criteria.

Termination of Awards

Unless the Administrator provides otherwise, upon cessation of employment, all awards will cease to be exercisable and will terminate except:

•

Any stock options and SARs that were exercisable prior to cessation of service will remain exercisable for the lesser of (i) the three month period following cessation of service or (ii) the period ending on the latest date the stock options or SARs would have been otherwise exercisable;

•

Stock options and SARs that were exercisable prior to death or termination from service by reason of disability will remain exercisable for the lesser of (i) the one-year period following death or termination from service by reason of disability or (ii) the period ending on the latest date on which the stock options or SARs would have been otherwise exercisable; and

•

Stock options and SARs will be terminated upon cessation of service if the Administrator in its sole discretion determines that such cessation of service resulted from conduct constituting a termination for “cause”.

Mergers and Similar Transactions

In the case of certain mergers, consolidations or similar transactions, including a sale of substantially all of our assets, or our dissolution or liquidation, which we refer to as a Covered Transaction, after the effective date of the Plan, if determined by the Administrator in the applicable award agreement or otherwise determined by the Administrator in its discretion, (i) any outstanding equity awards then held by participants which are unexerciseable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to a Covered Transaction or upon a qualifying termination of service following a transaction, and (ii) the Administrator may, but will not be obligated to, (A) cancel such awards for fair value (as determined in the sole discretion of the Administrator) which, in the case of stock options and SARs, may equal the excess, if any, of the value of the consideration to be paid in the Covered Transaction to holders of the same number of shares of common stock subject to such stock options or SARs (or, if no consideration is paid in any such transaction, the fair market value of the shares of common stock subject to such stock options or SARs) over the aggregate exercise price of such stock options or SARs, (B) provide for the issuance of substitute Awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted hereunder as determined by the Administrator in its sole discretion or (C) with respect to stock options or SARs, provide that for a period of at least 15 days prior to the Covered Transaction, such stock options and SARs will be exercisable as to all shares of common stock subject thereto and that upon the occurrence of the Covered Transaction, such stock options and SARs will terminate and be of no further force and effect.

Amendment and Termination

The Equity Plan was effective as of June 16, 2011, and the Equity Plan will terminate on the tenth anniversary of the effective date, unless sooner terminated by the Administrator.

The Administrator may at any time or times amend the Equity Plan or any outstanding award for any purpose which may at the time be permitted by law, and may at any time terminate the Equity Plan as to any future grants of awards. The Administrator may not, however, alter the terms of an award so as to affect materially and adversely a participant’s rights under an award without the participant’s consent, unless the terms of the Equity Plan expressly so provide or require or the Administrator expressly reserved the right to do so at the time of the award.

Equity Plan Benefits

Because awards under the Equity Plan will be within the discretion of the Administrator, it is not possible to predict to whom future awards will be granted under the Equity Plan or the number of shares underlying any award, other than the grant of restricted shares and stock options described above.

Federal Income Tax Consequences Relating to Stock Options under the Equity Plan

The following discussion summarizes certain federal income tax consequences of the issuance, receipt and exercise of stock options under the Equity Plan. The summary does not purport to cover federal employment tax or other federal tax consequences that may be associated with the Equity Plan, nor does it cover state, local or non-U.S. taxes.

In general, an optionee has no taxable income at the time of grant but realizes income in connection with exercise of the stock option in an amount equal to the excess (at the time of exercise) of the fair market value of the shares acquired upon exercise over the exercise price. A corresponding deduction is available to us. Any gain or loss recognized upon a subsequent sale or exchange of the shares, appreciation or depreciation after the date of exercise is treated as capital gain or loss for which we are not entitled to a deduction.

Under the so-called “golden parachute” provisions of the Internal Revenue Code, the vesting or accelerated exercisability of awards such as stock options in connection with a change of control may be required to be valued and taken into account in determining whether participants have received compensatory payments, contingent on the change of control, in excess of certain limits. If these limits are exceeded, a substantial portion of amounts payable to the participant, including income recognized by reason of the grant, vesting or exercise of awards under the Equity Plan, may be subject to an additional 20% federal tax and may not be deductible to us.

Awards of stock options under the Equity Plan are intended either to be exempt from the rules of Section 409A of the Internal Revenue Code or to satisfy those rules and will be construed accordingly. However, we will not be liable to any participant or other holder of an award with respect to any award-related adverse tax consequences arising under Section 409A of the Internal Revenue Code.

Bankrate, Inc. Senior Executive Annual Bonus Plan

The Bankrate, Inc. Senior Executive Annual Bonus Plan (the “Senior Executive Bonus Plan”), is intended to provide an incentive for superior work and to motivate covered key executives toward even greater achievement and business results, to tie their goals and interests to those of ours and our stockholders and to enable us to attract and retain highly qualified executives.

The Senior Executive Bonus Plan is a performance-based bonus plan under which our designated key executives, including our executive officers, will be eligible to receive bonus payments with respect to a specified period (for example, our fiscal year). Bonuses generally will be payable under the Senior Executive Bonus Plan upon the attainment of pre-established performance goals.

Notwithstanding the foregoing, we may pay bonuses (including, without limitation, discretionary bonuses) to participants under the Senior Executive Bonus Plan based upon such other terms and conditions as the board of directors or a committee of the Company’s board of directors, which we refer to as the Administrator, may in its discretion determine.

Performance goals under the Senior Executive Bonus Plan may relate to one or more corporate business criteria with respect to us or any of our subsidiaries, including but not limited to: sales; revenues; assets; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, or amortization, whether or not on a continuing operations or an aggregate or per share basis (basic or fully diluted); return on equity, investment, capital or assets; one or more operating ratios such as earnings before interest, taxes and/or depreciation and amortization; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; free cash flow, cash flow, return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; stock price; earnings per share; shareholder return; sales of particular products or services; customer acquisition or retention; acquisitions and divestitures (in whole or in part); economic value added; strategic business criteria, consisting of one or more objectives based on meeting specific market penetration, geographic business expansion goals, facility construction or completion goals, geographic facility relocation or completion goals, cost targets, customer satisfaction, supervision of litigation or information technology; joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; or recapitalizations, restructurings, financings (issuance of debt or equity) or refinancings, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease, or as compared to results of a peer group.

The payment of a bonus to a participant pursuant to the Senior Executive Bonus Plan is generally conditioned on continued employment of such participant through the last day of the performance period;

provided, however, that the Administrator may make exceptions to this requirement in its sole discretion, including, without limitation, in the case of a participant’s termination of employment, retirement, death or disability, or as may be required by an individual employment or similar agreement.

The Senior Executive Bonus Plan is administered by the Administrator. The Administrator will select the participants in the Senior Executive Bonus Plan and the performance goals to be utilized with respect to the participants, establish the bonus formulas for each participant’s annual bonus, and certify whether any applicable performance goals have been met with respect to a given performance period. We may amend or terminate the Senior Executive Bonus Plan at any time in our sole discretion. Any amendments to the Senior Executive Bonus Plan will require stockholder approval only to the extent required by applicable law, rule or regulation.

Summary Compensation Table for the Fiscal Years Ended December 31, 2008, 2009, and 2010

The following summary compensation table and related footnotes present the compensation during fiscal years 2008, 2009, and 2010 provided to the executive officers named therein:

Name and Principal Position	Year	Salary	Bonus (1)	Stock Awards		Option Awards	Non-Equity Incentive Plan Compensation(4)	Change in Pension Value And Nonqualified Deferred Compensation Earnings	All Other Compensation(5)		Total
Thomas R. Evans,	2010	$450,000	$—	$—	(2)	$—	$491,250	$—	$92,733		$1,033,983
President and Chief Executive Officer	2009	450,000	—	948,107	(3)	—	—	—	170,639	(6)	1,568,746
	2008	450,000	218,000	—		—	—	—	16,587		684,587

Edward J. DiMaria,	2010	375,000	—	—	(2)	—	393,000	—	47,045		815,045
SVP and Chief Financial Officer	2009	356,250	—	1,456,875	(3)	—	—	—	47,378		1,860,503
	2008	350,000	125,000	—		—	—	—	23,952		498,952

Donaldson M. Ross,	2010	350,000	—	—	(2)	—	393,000	—	41,188		784,188
SVP and Chief Revenue Officer	2009	312,500	—	818,175	(3)	—	—	—	33,567		1,164,242
	2008	300,000	137,000	—		—	—	—	20,354		457,354

Michael J. Ricciardelli,	2010	300,000	25,000	—	(2)	—	294,750	—	33,614		653,364
SVP, Business Development & Consumer Marketing(7)

Daniel P. Hoogterp,	2010	275,000	—	—	(2)	—	294,750	—	40,313		610,063
SVP and Chief Technology Officer	2009	256,250	—	55,500	(3)	—	—	—	31,649		343,399
	2008	230,000	110,000	—		—	—	—	22,726		362,726

(1)	The amounts in the “Bonus” column for 2008 represent the dollar amounts of discretionary bonuses approved by the Compensation Committee in lieu of payments under the incentive plan. The amounts in the “Bonus” column for 2010 represents a special bonus payable based on exceptional performance by Mr. Ricciardelli in completing a special project in connection with an acquisition.
(2)	The named executive officers purchased shares of Class B Common Stock of Holdings for the fair market value of $1.90 per share on April 30, 2010. No value is recorded in the Stock Awards column because the aggregate grant date fair value computed in accordance with FASB Accounting Standard Codification Topic 718 associated with the acquisition of the shares of Class B Common Stock was $0.
(3)	This amount reflects the grant date fair value of the restricted stock awards. As required by FASB Accounting Standard Codification Topic 718, the grant date fair value was determined based on the closing price of shares of Bankrate common stock on the date of grant.
(4)	The amounts in the Non-Equity Incentive Plan Compensation column represent payments under the management incentive program.
(5)	All other compensation in 2010 for the named executive officers includes the below amounts.

	Mr. Evans	Mr. DiMaria	Mr. Ross	Mr. Ricciardelli	Mr. Hoogterp
401(k) Match	$7,350	$7,350	$7,350	$7,350	$7,350

Management Fees	$58,136	$6,464	$3,971	$1,390	$4,964

Executive Health Insurance	$26,020	$28,059	$28,755	$23,819	$27,010

Transportation Expense	$0	$4,032	$0	$0	$0

Life & Disability Insurance	$1,227	$1,140	$1,112	$1,055	$989

(6)	This amount includes $138,588 in management fees.
(7)	Mr. Ricciardelli was not a named executive officer in 2008 and 2009.

Employment Agreements

On June 21, 2004, we entered into an employment agreement with Thomas R. Evans, our President and Chief Executive Officer and we amended his employment agreement on September 25, 2009 in connection with the Bankrate Acquisition. Under the terms of the amended employment agreement, Mr. Evans is entitled to receive an annual base salary as stipulated in the employment agreement and an annual bonus contingent on achieving certain performance criteria. Under the terms of the employment agreement, Mr. Evans agrees to assign to us all of his copyrights, trade secrets, patent rights, inventions, materials and other works of authorship that relate to our business and he agrees not to disclose any of our confidential information during the term of his employment and for a period of three years thereafter and not to disclose any of our trade secrets for so long as they remain trade secrets. Additionally, during the term of his employment and for a period of one year thereafter, Mr. Evans agrees not to compete with us and not to recruit any of our employees. Upon Mr. Evans’s termination of employment for certain reasons (i.e., without cause or resignation for good reason (as amended to provide that any changes to Mr. Evans’ duties and responsibilities as a direct consequence of Bankrate no longer being a public company do not constitute good reason), we have agreed to pay a separation payment equal to Mr. Evans’ accrued bonus through the termination date, payable within 15 days after the termination date, and one year’s base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable 12 months from the termination date.

On April 3, 2006, we entered into an employment agreement with Edward J. DiMaria, our Senior Vice President-Chief Financial Officer. Under the terms of the employment agreement, Mr. DiMaria is entitled to receive an annual base salary as stipulated in the employment agreement and an annual bonus contingent on achieving certain performance criteria. Under the terms of the employment agreement, Mr. DiMaria agrees to assign to us all of his copyrights, trade secrets, patent rights, inventions, materials and other works of authorship that relate to our business and he agrees not to disclose any of our confidential information during the term of his employment and for a period of three years thereafter and not to disclose any of our trade secrets for so long as they remain trade secrets. Additionally, during the term of his employment and for a period of twelve months thereafter, Mr. DiMaria agrees not to compete with us and not to recruit any of our employees. Upon Mr. DiMaria’s termination of employment without cause, we have agreed to pay a separation payment equal to Mr. DiMaria’s accrued bonus through the termination date, payable within 15 days after the termination date, and one year’s base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable 12 months from the termination date.

On September 11, 2006, we entered into an employment agreement with Donaldson M. Ross, our Senior Vice President-Chief Revenue Officer and we amended his employment agreement on September 25, 2009 in connection with the Bankrate Acquisition. Under the terms of the employment agreement, Mr. Ross is entitled to receive an annual base salary as stipulated in the employment agreement (and increased by the amendment) and an annual bonus contingent on achieving certain performance criteria. Under the terms of the employment agreement, Mr. Ross agrees to assign to us all of his copyrights, trade secrets, patent rights, inventions, materials and other works of authorship that relate to our business and he agrees not to disclose any of our confidential information during the term of his employment and for a period of three years thereafter and not to disclose any of our trade secrets for so long as they remain trade secrets. Additionally, during the term of his employment and for a period of twelve months thereafter, Mr. Ross agrees not to compete with us and not to recruit any of our employees. Upon Mr. Ross’ termination of employment without cause or if he terminates his employment due to specific breaches of the employment agreement by us (excluding any breaches relating to changes to Mr. Ross’ duties and responsibilities as a direct consequence of Bankrate no longer being a public company), we agree to pay a separation payment equal to Mr. Ross’ accrued bonus through the termination date, payable within 15 days after the termination date, and one year’s base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable twelve months from the termination date.

On July 22, 2010, we entered into an employment agreement with Michael J. Ricciardelli, our Senior Vice President, Business Development & Consumer Marketing. Under the terms of the employment agreement, Mr. Ricciardelli is entitled to receive an annual base salary as stipulated in the employment agreement and an annual bonus contingent on achieving certain performance criteria. Under the terms of the employment agreement, Mr. Ricciardelli agrees to assign to us all of his copyrights, trade secrets, patent rights, inventions, materials and other works of authorship that relate to our business and he agrees not to disclose any of our confidential information during the term of his employment and in perpetuity thereafter and not to disclose any of our trade secrets for so long as they remain trade secrets. Additionally, during the term of his employment and for a period of twelve months thereafter, Mr. Ricciardelli agrees not to compete with us and not to recruit any of our employees. Upon Mr. Ricciardelli’s termination of employment without cause or if he terminates his employment due to specific breaches of the employment agreement by us, we agree to pay a separation payment equal to Mr. Ricciardelli’s accrued bonus through the termination date, payable within 15 days after the termination date, and one year’s base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable twelve months from the termination date.

On May 31, 2005, we entered into an employment agreement with Daniel P. Hoogterp, our Senior Vice President-Chief Technology Officer and we amended his employment agreement on September 25, 2009 in connection with the Bankrate Acquisition. Under the terms of the employment agreement, Mr. Hoogterp is entitled to receive an annual base salary as stipulated in the employment agreement (and increased by the amendment) and an annual bonus contingent on achieving certain performance criteria. Under the terms of the employment agreement, Mr. Hoogterp agrees to assign to us all of his copyrights, trade secrets, patent rights, inventions, materials and other works of authorship that relate to our business and he agrees not to disclose any of our confidential information during the term of his employment and for a period of three years thereafter and not to disclose any of our trade secrets for so long as they remain trade secrets. Additionally, during the term of his employment and for a period of twelve months thereafter, Mr. Hoogterp agrees not to compete with us and not to recruit any of our employees. Upon Mr. Hoogterp’s termination of employment without cause, we have agreed to pay a separation payment equal to Mr. Hoogterp’s accrued bonus through the termination date, payable within 15 days after the termination date, and one year’s base salary at the then-current rate payable in three equal installments; one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable 12 months from the termination date.

Grants of Plan-Based Awards in 2010

The table below provides information regarding equity and non-equity awards granted to the Company’s named executives in 2010.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stocks or Units (2)	All Other Option Awards: Number of Securities Underlying Option Awards	Exercise/ Base Price of Option Award	Grant Date Fair Value of Stock and Option Awards (3)
		Threshold	Target	Maximum
Thomas R. Evans	02/15/10	$125,000	$250,000	$500,000
	04/30/10				35,000	—	—	$0
Edward J. DiMaria	02/15/10	100,000	200,000	400,000
	04/30/10				14,000	—	—	0
Donaldson M. Ross	02/15/10	100,000	200,000	400,000
	04/30/10				14,000	—	—	0
Michael J. Ricciardelli	02/15/10	75,000	150,000	300,000
	04/30/10				7,000	—	—	0
Daniel P. Hoogterp	02/15/10	75,000	150,000	300,000		—	—	0
	04/30/10				7,000	—	—	0

(1)	Amounts shown under Estimated Possible Payouts under Non-Equity Incentive Plan Awards represent the minimum payment level under the management incentive program, the target payment level under the management incentive program and the maximum payment level under the management incentive program. If the threshold level is not attained, no bonus is paid under the management incentive program. Actual amounts earned and paid are set forth above. See “Compensation Discussion and Analysis—2010 Named Executive Officer Compensation—Incentive Cash Bonus.”
(2)	The awards in this column represent shares of Class B Common Stock of Holdings acquired by the named executive officers for fair market value on April 30, 2010.
(3)	The award associated with the purchase of shares of Class B Common Stock of Holdings described in footnote 2 above had no grant date fair value because the purchase price was equivalent to the value of the purchased shares.

Outstanding Equity Awards at Fiscal Year-End

The table below provides information regarding various equity awards held by Bankrate’s named executive officers as of December 31, 2010.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (1)(2)	Market Value of Shares or Units of Stock That Have Not Vested (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value Of Unearned Shares, Units or Other Rights That Have Not Vested
Thomas R. Evans	—	—	—	$—	—	26,250	$0	—	$—
Edward J. DiMaria	—	—	—	—	—	10,500	0	—	—
Donaldson M. Ross	—	—	—	—	—	10,500	0	—	—
Michael J. Ricciardelli	—	—	—	—	—	5,250	0	—	—
Daniel P. Hoogterp	—	—	—	—	—	5,250	0	—	—

(1)	The awards in this column represent shares of Class B Common Stock of Holdings acquired by the named executive officers for fair market value on April 30, 2010.
(2)

25% of the shares of Class B Common Stock of Holdings acquired by the named executive officers could have contingently vested (depending on achievement of performance goals) on each of December 31, 2010, December 31, 2011 and

December 31, 2012 (no more than 75% of shares of Class B Common Stock could have contingently vested). 25% of such shares vested in connection with achievement of the 2010 performance goals. The unvested shares of Class B Common Stock of Holdings otherwise fully vest upon the achievement of an Apax IRR of 8% in connection with an Exit Event. See “Compensation Discussion and Analysis—2010 Named Executive Officer Compensation—Long-Term Incentive Compensation” for a fuller discussion of the terms of the Class B Common Stock.
(3)	As of December 31 2010, the shares of Class B Common Stock had no value because the fair market value did not exceed the purchase price of the purchased shares.

Stock Awards Vested in 2010

	Stock Awards
Name	Number of Shares Acquired on Vesting	Value Realized on Vesting
Thomas R. Evans	8,750	$0
Edward J. DiMaria	3,500	$0
Donaldson M. Ross	3,500	$0
Michael J. Ricciardelli	1,750	$0
Daniel P. Hoogterp	1,750	$0

Pension Benefits

None of our named executive officers participate in defined benefit pension plans.

Nonqualified Deferred Compensation

None of our named executive officers participate in nonqualified deferred compensation plans.

Payments upon Termination and Change of Control

Payments upon Termination without Cause or Resignation for Good Reason

Pursuant to our employment agreements with Messrs. Evans, DiMaria, Ross, Ricciardelli and Hoogterp, in the event that we terminate the employment of any of these executive officers without “cause”, or, in the case of Messrs. Evans, Ross and Ricciardelli, if they resign for “good reason”, in the case of Mr. Evans, or constructive termination in the case of Messrs. Ross and Ricciardelli, the applicable executive officer would be entitled to an accrued bonus through the effective date of the termination of employment (the Company does not pay an accrued bonus unless the bonus has been approved and declared payable by the board of directors, which occurs after the end of the applicable fiscal year once final annual results are determined and approved by the auditors, therefore an accrued bonus would only be paid if the bonus has been declared and not paid at the time of termination of employment), payable within fifteen (15) days of the effective termination date, and a separation payment equal to one year’s base salary, at the then-current base salary rate, payable in three equal installments: one-third payable 15 days after the termination date; one-third payable six months after the termination date; and one-third payable 12 months after the termination date. For these purposes, the term “cause” generally means the executive officers’ (i) material breach of his or her employment agreement; (ii) dishonesty or fraud; (iii) willful or negligent insubordination; (iv) conviction of, or guilty plea to, a felony or crime involving moral turpitude; or (v) resignation. Termination without “cause” generally means any termination other than for “cause” and other than in the event of death or a mental or physical disability, which prevents the executive from performing his or her duties for an extended period of time. For the purposes of Mr. Evans’s employment agreement, the term “good reason” generally means a reduction in his title, duties or responsibilities; his relocation; the failure of any successor to assume his employment agreement; our breach of the agreement; and our failure to allow him to participate in employee benefit plans generally available to executive officers. For purposes of Messrs. Ross and Ricciardelli’s employment agreements, they can terminate their employment and receive severance as described above if the Company does not maintain the executive’s position and duties, or provide base salary, bonus opportunity, executive benefits or expense reimbursement in a manner consistent with the terms of their respective employment agreements.

In addition, if the employment of Messrs Evans, DiMaria, Ross, Ricciardelli and Hoogterp had been terminated without “cause” or for “good reason” effective December 31, 2010, Holdings would have had the right, but not the obligation, to repurchase all or any portion of the vested shares of Class B Common Stock at fair market value and any unvested shares at the lesser of cost of fair market value.

Payments upon Termination for Cause, Resignation, Death or Disability

Pursuant to employment agreements entered into with Messrs. Evans, DiMaria, Ross, Ricciardelli and Hoogterp, in the event of a termination with “cause” or resignation, death or disability, each named executive officer would be entitled to any accrued bonus through the effective date of the termination (the Company does not pay an accrued bonus unless the bonus has been approved and declared payable by the board of directors, which occurs after the end of the applicable fiscal year once final annual results are determined and approved by the auditors, therefore an accrued bonus would only be paid if the bonus has been declared and not paid at the time of termination of employment), payable within fifteen (15) days of the effective termination date.

In addition, if the employment of Messrs Evans, DiMaria, Ross, Ricciardelli and Hoogterp had been terminated with “cause” or by the executive without “good reason” effective December 31, 2010, Holdings has the right, but not the obligation, to repurchase all or any portion of the shares of Class B Common Stock for the lesser of (i) the initial cost of the Class B Common Stock (less any distributions with respect to such shares) and (ii) fair market value.

Payments upon a Change of Control

Upon an Exit Event, which is defined as (i) the consummation by Holdings or any of its subsidiaries of an initial public offering or (ii) a transaction whereby Apax VII Funds no longer owns, directly or indirectly, 50% of the shares of Holdings or the Company, and the target Apax IRR is achieved, each of the named executive officers would have been entitled to an incentive bonus payable in cash or securities that is equal to a portion of the aggregate amount payable under the Exit Incentive Plan. The individual bonus payable to the named executive officer was determined based on the aggregate amount payable under the Exit Incentive Plan multiplied by the percentage of the total shares of Class B Common Stock issued or reserved for issuance held by such named executive officer. This percentage is determined by dividing the number of shares of Class B Common Stock held by the named executive officer by the aggregate number of shares of Class B Common Stock issued or reserved for issuance under our Certificate of Incorporation. The individual percentages for the named executive officers were: 32.95% for Mr. Evans, 13.18% for Mr. DiMaria, 13.18% for Mr. Ross, 6.59% for Mr. Ricciardelli and 6.59% for Mr. Hoogterp.

In addition, if target Apax IRR is not achieved in connection with an Exit Event, Holdings will have had the right, but not the obligation, to acquire all or any portion of each named executive officer’s vested shares of Class B Common Stock. Holdings will generally have the right to acquire such vested shares of Class B Common Stock at fair market value.

Termination Following a Change of Control

None of our executive officers has a change of control agreement with us. However, pursuant to Mr. Evans’s employment agreement, in the event that a successor to all or substantially all of our business and/or assets that fails to assume his employment agreement, Mr. Evans would be permitted to resign for “good reason.” Upon a termination of employment without “cause” following a change of control, our named executive officers will be entitled to the same severance benefits under their respective employment agreements as if the termination of employment had occurred independent of a change of control (see “—Payments upon Termination without Cause or Resignation for Good Reason”).

The following table reflects estimated payments to our named executive officers that may be made upon termination of employment or a termination of employment in connection with a change of control. The estimated payments in the table are calculated based on the assumption that the hypothetical termination of employment and the hypothetical change of control each occurred on December 31, 2010.

Name	Scenario	Cash Severance ($)(1)	Class B Common Stock ($)(2)	Exit Event Payment ($)(3)	Total ($)
Thomas R. Evans	Resignation	0	0	0	0
	Involuntary Termination not for Cause	450,000	0	0	450,000
	Involuntary Termination for Cause	0	0	0	0
	Involuntary Termination Following Change of Control	450,000	0	3,526,595	3,976,595
	Change of Control (No Termination of Employment)	0	0	3,526,595	3,526,595

Edward J. DiMaria	Resignation	0	0	0	0
	Involuntary Termination not for Cause	375,000	0	0	375,000
	Involuntary Termination for Cause	0	0	0	0
	Involuntary Termination Following Change of Control	375,000	0	1,410,638	1,785,638
	Change of Control (No Termination of Employment)	0	0	1,410,638	1,410,638

Donaldson M. Ross	Resignation	0	0	0	0
	Involuntary Termination not for Cause	350,000	0	0	350,000
	Involuntary Termination for Cause	0	0	0	0
	Involuntary Termination Following Change of Control	350,000	0	1,410,638	1,760,638
	Change of Control (No Termination of Employment)	0	0	1,410,638	1,410,638

Michael J. Ricciardelli	Resignation	0	0	0	0
	Involuntary Termination not for Cause	300,000	0	0	300,000
	Involuntary Termination for Cause	0	0	0	0
	Involuntary Termination Following Change of Control	300,000	0	705,319	1,005,319
	Change of Control (No Termination of Employment)	0	0	705,319	705,319

Daniel P. Hoogterp	Resignation	0	0	0	0
	Involuntary Termination not for Cause	275,000	0	0	275,000
	Involuntary Termination for Cause	0	0	0	0
	Involuntary Termination Following Change of Control	275,000	0	705,319	980,319
	Change of Control (No Termination of Employment)	0	0	705,319	705,319

(1)	Cash severance amounts are based on base pay using current base salary.
(2)	For the purposes of determining payments relating to the Class B Common Stock, the calculation is based on the December 31, 2010 stock price valuation of $0 per share of Class B Common Stock.
(3)	For the purposes of determining the payments relating to the Exit Incentive Plan, the calculation assumes a December 31, 2010 valuation based on comparables, taking into account a liquidity discount.

Restrictive Covenants

Pursuant to the employment agreements with Messrs. Evans, DiMaria, Ross, Ricciardelli and Hoogterp, each executive officer has agreed not to compete with us and not to recruit any of our employees during the term of his employment and for a period of one year thereafter. In addition, each executive officer has also agreed not to disclose any of our confidential information during the term of his employment and for a period of three years thereafter (except Mr. Ricciardelli, who has a perpetual confidentiality covenant) and not to disclose any of our trade secrets for so long as they remain trade secrets. In order to receive the benefits described above in “—Payments upon Termination without Cause or Resignation for Good Reason,” the executive officers must comply with each of these restrictive covenants and must enter into a separation and release agreement with us releasing us from any and all liability and settling all claims of any kind.

Director Compensation

The following table sets forth, for the fiscal year ended December 31, 2010, certain information regarding the compensation each person who was a non-employee director of the Company (the “Non-Employee Directors”) in 2010. Mr. Evans, who is an employee of the Company, does not receive additional direct compensation for his services as a director. In addition, Messrs. Brody, Stahl and Truwit, members of our board of directors designated by Apax Partners, do not receive compensation for their services as directors. Mr. Morse also does not receive fees for his service as a director. We provided Mr. Jeffery H. Boyd, who served as an independent director, with a monthly retainer of $4,166 a month for board service.

Upon request, we reimburse directors for travel and lodging expenses that they incur in connection with their attendance at directors’ meetings.

Name	Fees Earned or Paid in Cash		Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation		Total
Jeffery H. Boyd	$56,522	(1)	—	—	$971	(2)	$57,493
Seth Brody	—		—	—	—		—
Thomas R. Evans	—		—	—	—		—
Peter C. Morse	—		—	—	1,634,451	(3)	1,634,451
Christian Stahl	—		—	—	—		—
Mitch Truwit	—		—	—	—		—

(1)	Director fees paid to Mr. Boyd for service on the board of directors. This amount includes director fees earned in October, November and December of 2009 and paid in February 2010.
(2)	The amounts in this column reflect an equity fee paid to Mr. Boyd pursuant to the Company’s issuance of additional preferred stock for cash. Mr. Boyd is paid an equity fee equal to 3% of any new equity raised or issued multiplied by his proportionate investment share, which is 0.02%.
(3)	Includes certain advisory fees unrelated to Mr. Morse’s service as a director.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of November 21, 2011, subject to certain assumptions set forth in the footnotes and as adjusted to reflect the sale of the shares of our common stock offered in this offering under this prospectus for:

•	each stockholder, or group of affiliated stockholders, who we know beneficially owns more than 5% of the outstanding shares of our common stock;

•	each of our current directors;

•	each of our named executive officers;

•	all of our current directors and current executive officers as a group; and

•	the selling stockholders.

Beneficial ownership is determined in accordance with rules of the SEC and generally includes any shares over which a person exercises sole or shared voting and/or investment power. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names.

The number of shares and percentages of beneficial ownership prior to this offering set forth below are based on shares of common stock outstanding as November 21, 2011.

The number of shares and percentages of beneficial ownership after this offering set forth below are based on the number of shares of our common stock to be issued and outstanding immediately after the consummation of this offering, assuming no exercise of the underwriters’ option to purchase up to an aggregate of 1,575,000 shares of our common stock from the selling stockholders.

Unless otherwise indicated, the address of each of the individuals and entities named in the table below under “Directors and Named Executive Officers” is c/o Bankrate, Inc., 11760 U.S. Highway One, Suite 200, North Palm Beach, Florida 33408.

	Shares Beneficially Owned Prior to Offering		Number of Shares Offered(1)	Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage		Number	Percentage
5% Stockholders:
Ben Holding S.à r.l.(2)	67,876,566	67.9%	10,235,835	57,640,731	57.6%
Directors and Named Executive Officers:

Peter C. Morse	3,905,652	3.9%	—	3,905,652	3.9%
Thomas R. Evans	1,610,294	1.6%	242,833	1,367,461	1.4%
Edward J. DiMaria	428,169	*	—	428,169	*
Daniel P. Hoogterp	197,209	*	—	197,209	*
Michael J. Ricciardelli	186,505	*	—	186,505	*
Donaldson M. Ross	373,872	*	—	373,872	*
Seth Brody	—	—	—	—	—
Bruce Nelson(3)	—	—	—	—	—
Richard J. Pinola(4)	10,000	*	—	10,000	*
Christian Stahl	—	—	—	—	—
James Tieng	—	—	—	—	—
Mitch Truwit	—	—	—	—	—
All Directors, Nominees and Executive Officers as a group (12 persons)	6,711,701	6.7%	242,833	6,468,868	6.5%
Other Selling Stockholders	213,505	*	21,332	192,173	*
Total (All Selling Stockholders)	69,700,365	69.7%	10,500,000	59,200,365	59.2%

*	Amount represents less than 1% of outstanding common stock.
(1)	Assumes no exercise of the underwriters’ option to purchase additional shares.
(2)	Ben Holding S.à r.l. is beneficially owned by the Apax VII Funds. Apax Partners, L.P. is an advisor to Apax US VII Fund under an investment advisory agreement with Apax US VII Fund. Apax Partners LLP is an advisor to Apax Partners Europe Managers Limited, the discretionary investment manager to the Apax Europe VII Funds, under separate investment advisory contracts, and does not have the power to direct investments of any of the Apax VII Funds. Apax US VII GP, L.P., a Cayman Islands exempted limited partnership, Apax Europe VII GP L.P. Inc., a Guernsey incorporated limited partnership, Apax US VII GP, Ltd., a Cayman Islands exempted limited company, Apax Europe VII GP Co. Limited, a Guernsey incorporated company, and Apax Partners Europe Managers Limited, a company constituted under English company law, are general partners and/or controlling entities of the Apax VII Funds.

Apax Europe VII GP L.P. Inc., a Guernsey limited partnership, is the general partner of each of the Apax Europe VII Funds. Apax Europe VII GP Co. Limited, a Guernsey company, is the general partner of Apax Europe VII GP L.P. Inc. Apax Partners Europe Managers Ltd, an English company, has been appointed by Apax Europe VII GP L.P. Inc. as discretionary investment manager of the investments of the Apax Europe VII Funds. Apax Europe VII GP Co. Limited and Apax Partners Europe Managers Ltd are responsible for the investments and general administration of the Apax Europe Funds. The directors of Apax Europe VII GP Co. Limited are Messrs. Andrew Guille, Jeremy Arnold, David Staples and Stephen Hare and Ms. Denise Fallaize. The directors of Apax Partners Europe Managers Limited are Ian Jones and Martin Halusa.

Apax US VII GP, L.P., a Cayman Islands exempted limited partnership, is the general partner of the Apax US Fund. Apax US VII GP, Ltd., a Cayman Islands exempted limited company, is the general partner of Apax US VII GP, L.P. John F. Megrue, a citizen of the United States, owns 100% of the equity interests of Apax US VII GP, Ltd.

(3)	Mr. Nelson holds options to acquire 20,000 shares of common stock, which are not vested and are not exercisable within the next 60 days.
(4)	Includes 3,334 shares held by Mr. Pinola’s spouse.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Recapitalization and Merger

Prior to the consummation of the Initial Public Offering, each holder of shares of Class A Common Stock, Class B Common Stock, and preferred stock of Holdings exchanged such shares for a number of newly issued shares of common stock of Holdings based on the value of the Company implied by the initial public offering price. Following the Recapitalization and prior to the consummation of the Initial Public Offering, Holdings merged with and into the Company, with the Company surviving. In the Merger, each share of common stock of Holdings outstanding immediately prior to the Merger was converted into shares of common stock of the Company, and all outstanding shares of Company common or preferred stock outstanding immediately prior to the Merger were cancelled. The consummation of the Initial Public Offering was premised on the prior consummation of the Recapitalization and the Merger.

Each Preferred Share (as defined below) was valued at its liquidation preference of $1,000 per share, plus a yield of 15% from the date of such share’s issuance through the date of the Recapitalization, plus an early distribution premium equal to the present value of $1,070 plus the yield that would have accrued on such Holdings Preferred Share through August 25, 2011, discounted at an applicable treasury rate plus 50 basis points, less $1,000. Depending on the date of issuance, each Holdings Preferred Share was ultimately exchanged for between 80.1 and 83.6 new shares of Company common stock. Each share of Class A Common Stock was valued at its initial purchase price, plus a yield of 15.10% from the date of such share’s issuance through the date of the Recapitalization, plus a proportionate share of the residual implied value of the Company. Depending on the date of issuance, each share of Class A Common Stock was ultimately exchanged for between 157.6 and 171.0 new shares of Company common stock. Each share of Class B Common Stock was valued at its initial purchase price, plus a proportionate share of fees, yields, and early distribution premiums realized by holders of Holdings Preferred Shares and shares of Class A Common Stock, plus a proportionate share of the residual implied value of the Company. Depending on the number of shares sold, each share of Class B Common Stock was ultimately exchanged for between 31.9 and 32.1 new shares of Company common stock.

Stockholders Agreement

In connection with the Merger, the Company entered into a Fourth Amended and Restated Stockholders Agreement (the “Stockholders Agreement”) with Ben Holding S.à r.l., Mr. Peter Morse, those Bankrate directors and executives who hold Company common stock and certain other holders of Company common stock (the “Stockholders”). The Stockholders Agreement provides that Ben Holding S.à r.l. or any of its direct or subsequent transferees (other than pursuant to a widely distributed public sale or open market purchase) (the “Apax Holders”) is entitled to designate nominees for election to our board of directors as follows: (i) a majority of the total number of directors comprising our board of directors for so long as the Apax Holders, directly or indirectly, collectively beneficially own 50% or more of the outstanding voting power of all shares of our capital stock entitled to vote generally in the election of our directors; (ii) 30% of the total number of directors comprising our board of directors for so long as the Apax Holders, directly or indirectly, collectively beneficially own 30% or more of the outstanding voting power of all shares of our capital stock entitled to vote generally in the election of our directors; and (iii) 15% of the total number of directors comprising our board of directors for so long as the Apax Holders, directly or indirectly, collectively beneficially own 5% or more of the outstanding voting power of all shares of our capital stock entitled to vote generally in the election of our directors. Thereafter the Apax Holders will no longer be entitled to designate any nominees for election to the board of directors except pursuant to our general director nomination process generally applicable to all stockholders, which is described below. For purposes of calculating the number of directors that the Apax Holders are entitled to designate pursuant to the formulas described above, any fractional amounts will be rounded up to the nearest whole number and the calculation will be made taking into account the increase in the size of our board of directors (e.g., one and one quarter (1 1/4) directors will equate to two (2) directors). All parties to the Stockholders Agreement are obligated to vote in favor of the Apax Holders’ nominees. In addition, the Apax Holders have the right to remove and replace any or all of its director-nominees at any time and for any reason and to designate any individual(s) to fill any such vacancies.

In addition, (i) for so long as the Apax Holders, directly or indirectly, beneficially own a majority of the outstanding voting power of all shares of our capital stock entitled to vote generally in the election of our directors, at the Apax Holders’ option, a majority of the members of each committee of our board of directors will be directors nominated by the Apax Holders, and (ii) for so long as the Apax Holders, directly or indirectly, beneficially own 5% or more of the outstanding voting power of all shares of our capital stock entitled to vote generally in the election of our directors, at the Apax Holders’ option, at least one member of each committee of our board of directors will be a director nominated by the Apax Holders, in each case to the extent permitted by law and applicable stock exchange rules. At the option of the Apax Holders, the Company will cause the board of directors of any of its subsidiaries (and any committees of such board) to have the same proportionate representation as our board of directors and of each committee of our board of directors.

The Stockholders Agreement also provides that the following actions by us or any of our subsidiaries require the approval of the Apax Holders for so long as the Apax Holders beneficially own, directly or indirectly, at least 35% or more of the outstanding voting power of all shares of our capital stock entitled to vote generally in the election of our directors:

•	the hiring and removal of our Chief Executive Officer;

•	any change of control as defined in the Stockholders Agreement or initiating any liquidation, dissolution or winding up or other bankruptcy proceeding;

•	entering into any agreement providing for the acquisition or divestiture of assets for aggregate consideration in excess of $100 million;

•	any issuance of equity securities for an aggregate consideration in excess of $100 million; and

•	declaring any extraordinary dividends or making any pro rata share repurchases.

The Stockholders Agreement also includes registration rights providing that the Apax Holders and Mr. Peter Morse may require registration under the Securities Act of all or any portion of the common stock or certain stock equivalents of the Company held by such persons. The Company is obligated to effectuate a maximum of four registrations at the request of the Apax Holders on Form S-1 and an unlimited number of registrations on Form S-3, as well as a maximum of two registrations at the request of Mr. Morse on Form S-3. If a registration is demanded, the Company must provide written notice to other holders of registrable securities who may then elect to include their registrable securities in such a registration. The Stockholders Agreement also includes “piggyback” registration rights providing that whenever the Company proposes to register shares of common stock of the Company for its own account or for the account of any holder of registrable securities (other than a registration the primary purpose of which is to register debt securities or in connection with a business acquisition or combination or an employee benefit plan) any holder of registrable securities party to the Stockholders Agreement, including certain of the current directors and all of the executive officers of the Company, is entitled to include their shares in the registration, subject to customary cutback provisions. The Company will be responsible for all fees and expenses incurred in connection with the filing of a registration statement required under the Stockholders Agreement. The Company must also indemnify all holders of registrable securities for any losses incurred or arising out of any untrue or alleged untrue statement of a material fact contained in any registration statement or related document or any violation of any applicable law or regulation applicable to registrable securities in connection with a registration, other than arising out of statements provided by selling stockholders for inclusion in the registration statement or arising primarily out of actions of the selling stockholders.

Class B Common Share Purchase Agreements

Prior to the Initial Public Offering, Holdings was party to certain Class B Common Share Purchase Agreements, each dated as of either April 30, 2010 or October 31, 2010, with Jeffery H. Boyd, a former director of the Company; each of the following executive officers of the Company: Thomas R. Evans, Edward J. DiMaria, Donaldson M. Ross, Daniel P. Hoogterp, and Michael J. Ricciardelli; and certain non-executive officer employees of the Company. In the aggregate, under the Class B Purchase Agreements, Holdings sold a total of 102,451.43 Class B Common Stock of Holdings to the Class B Purchasing Executives in exchange for a cash payment or the issuance of recourse promissory notes to Holdings by the Class B Purchasing Executives in the aggregate amount of approximately $195,000. None of the individual transactions involved an amount exceeding $120,000.

The Class B Common Stock issued under the Class B Purchase Agreements was unvested at time of issuance and are subject to a number of vesting conditions and repurchase rights by Holdings. As a result of the Recapitalization and Merger, all of the Class B Common Stock was converted into shares of common stock of the Company. The Class B Purchase Agreements also included certain confidentiality, non-competition and non-solicitation provisions, and provisions for the assignment of intellectual property rights to Holdings by the Class B Purchasing Executives.

Indemnification Agreement

Prior to the Initial Public Offering, Holdings had entered into an Indemnification Agreement with certain purchasers of Class B Common Stock whereby such purchasers agreed to indemnify Holdings for certain federal, state and local taxes and related attorneys’ fees, costs and expenses incurred by Holdings as a result of an executive’s acquisition, holding, restoring or disposition of the acquired shares or election under Section 83(b) of the Internal Revenue Code of 1986, as amended. Under the agreement, the executives agreed to promptly pay the amount of any tax incurred by Holdings that is covered by the terms of the agreement. Moreover, the executives agreed to take commercially reasonable actions to execute, deliver and file the documents necessary to claim, obtain, secure and substantiate an exemption from tax withholding in connection with the Section 83(b) election.

Exit Event Incentive Bonus Plan

Following the Bankrate Acquisition, the Company adopted the amended and restated Exit Event Incentive Bonus Plan, effective as of October 31, 2010, that provided for the payment of incentive bonuses to eligible employees and directors upon the occurrence of certain “Exit Events.” The Initial Public Offering was an “Exit Event” under such plan, but no amounts were payable under such plan. The Exit Event Incentive Bonus Plan was terminated in connection with the Initial Public Offering.

Material Event Investment Advisory Agreement

Prior to the Initial Public Offering, the Company was party to a Material Event Investment Advisory Agreement with Apax Partners L.P. dated September 25, 2009 (the “Apax Advisory Agreement”) pursuant to which the Company retained Apax Partners L.P. to provide advisory services to the Company relating to refinancing, recapitalization, public offerings and other exit events, advice relating to acquisitions and divestitures and certain other services. In addition, certain other stockholders of Holdings received similar amounts proportionate to their equity ownership. The Apax Advisory Agreement specifically provided that Apax Partners L.P. would only serve as an advisor and not be involved in the management or operations of the Company. The Apax Advisory Agreement remained in effect until the completion of the Initial Public Offering and has now been terminated. Under the Apax Advisory Agreement and related arrangements, the following persons have received payments from the Company in approximately the following amounts: to Apax Partners, L.P., $34,700,220; to Peter C. Morse, $2,361,468; to Jeffery H. Boyd, $6,531; to Thomas R. Evans, $300,979; to Edward J. DiMaria, $11,079; to Donaldson M. Ross, $6,688; to Daniel P. Hoogterp, $8,361; and to Michael J. Ricciardelli, $2,341. The Company also agreed to indemnify Apax Partners L.P. and its partners, shareholders, members, directors and other agents for certain losses arising under the Apax Advisory Agreement, losses relating to the Company’s merger agreement with respect to the Bankrate Acquisition and losses arising from advice or services provided by Apax Partners L.P. to the Company. The Apax Advisory Agreement was terminated immediately prior to the Initial Public Offering, provided that certain indemnification provisions in favor of Apax Partners L.P. shall survive as specified in the agreement.

Grant of Equity Awards

Prior to the consummation of the Initial Public Offering, the Company granted to its employees under the Equity Plan shares of restricted stock which will vest over a one-year period and stock options vesting over a four-year period (in each case subject to continued employment through the applicable vesting date). We granted approximately 120,135 shares of restricted stock, of which the named executive officers of the Company received the following grants of shares of restricted stock: to Edward J. DiMaria, Donaldson M. Ross, Daniel P. Hoogterp, and Michael J. Ricciardelli, 2,706 shares each, and options exercisable for approximately 5,000,000 shares of our common stock, of which the named executive officers of the Company received options exercisable for the following amounts of shares: to Richard J. Pinola, 10,000; to Thomas R. Evans, 995,000; to Edward J. DiMaria, 550,000; to Donaldson M. Ross, 400,000; to Daniel P. Hoogterp, 300,000; and to Michael J. Ricciardelli, 300,000 shares.

VCOC Investors’ Rights Agreement

The Company is a party to an amended and restated VCOC Investors’ Rights Agreement (the “VCOC Investors’ Rights Agreement”) with Apax US VII Fund, Apax Europe VII-A, L.P. (together with Apax US VII Fund, the “Apax VCOC Partnerships”), Apax Europe VII-B, L.P., Apax Europe VII-1, L.P., Apax WW Nominees Ltd., and Ben Holding S.à r.l.

Pursuant to the VCOC Investors’ Rights Agreement, so long as an Apax VCOC Partnership directly or indirectly owns stock of Ben Holding S.à r.l., such Apax VCOC Partnerships are entitled to appoint one manager of Ben Holding S.à r.l. (the “Nominated VCOC Director”). So long as the Apax Holders collectively have the right to designate one or more nominees for election to our board of directors, the Apax VCOC Partnerships are entitled to designate certain of such Apax Holders nominees (each a “Company VCOC Director”). To the extent permitted by applicable law and securities exchange listing requirements and consistent with the committee representation provisions of the Stockholders Agreement, each Nominated VCOC Director and Company VCOC Director will be entitled to serve on all the committees and subcommittees of the board of directors of Ben Holding S.à r.l. and the Company, respectively. Each Apax VCOC Partnership also is entitled to appoint an observer to attend the board meetings of Ben Holding S.à r.l. Moreover, each Apax VCOC Partnership is entitled to receive annual and quarterly consolidated financials statements of Ben Holding S.à r.l., the Company, and their respective subsidiaries, and has the right to examine and inspect the properties, books and records, and meet with management of, Ben Holding S.à r.l., the Company and their respective subsidiaries.

Director Indemnification Agreement

The Company entered into Director Indemnification Agreements with each of our directors whereby we agreed to fully indemnify and hold harmless each such director if such director was or is a party to, among other things, any threatened, pending or completed action, suit, arbitration, investigation or inquiry, whether civil, criminal, administrative or investigative, by reason of such director’s status as a director, officer, manager, employee, agent or fiduciary of the Company. A director will not be indemnified against any claim for which payment has actually been made under any insurance policy or other indemnity provision, for an accounting of profits made from the purchase and sale of securities of Bankrate, in connection with any proceeding initiated by the director or if it is adjudicated that the director failed to act in good faith and in a manner such director reasonably believed to be in, or not opposed to, the best interests of Bankrate. The agreement will last for so long as such director is a director, officer, employee or agent of Bankrate and for so long as such person is subject to any proceeding by reason of such status.

The Bankrate Acquisition

On August 25, 2009, Holdings acquired the Company by way of a merger of Ben Merger Sub, Inc., with and into the Company, with the Company surviving. Ben Holding S.à r.l. and certain of our directors and executive officers at the time invested funds into Holdings in exchange for shares of common stock and notes (the “Stockholder Notes”). In total, Holdings issued approximately $222.0 million in aggregate principal amount of the Stockholder Notes to the equity owners of Ben Holding S.à r.l., and the other stockholders of Holdings, including Mr. Peter Morse and certain members of our management. The Stockholder Notes accrued interest (1) at a rate of 11.75% per annum, payable semi-annually in cash, and (2) at a rate of 2.25% per annum, payable semi-annually in cash or by increasing the principal amount of the Stockholder Notes, at the election of Holdings. The Stockholder Notes were to mature on August 24, 2014. Holdings had redemption rights requiring a payment equal to: (1) before August 25, 2011, 107% of the principal amount redeemed plus the yield that would have accrued on such principal amount from the redemption date to August 25, 2011 had such principal amounts remained outstanding, in each case discounted from August 25, 2011 to the repayment date at an applicable treasury rate plus 50 basis points; (2) on or after August 25, 2011 and before August 25, 2012, 107% of the principal amount redeemed; (3) on or after August 25, 2012 and before August 25, 2013, 103.5% of the principal amount redeemed; and (4) on or after August 25, 2013, 100% of the principal amount redeemed. Holdings also had certain redemption obligations in the event of a change of control. Holdings used the proceeds from the Stockholder Notes to purchase approximately $222.0 million in aggregate principal amount of a note issued by the Company (the “Intercompany Note”), which contained terms similar to those of the Stockholder Notes.

The following table sets forth the names of significant security holders, directors and officers who purchased shares of common stock of Holdings and Stockholder Notes in connection with the Bankrate Acquisition and the respective number of shares issued to, principal amount of Stockholder Notes issued to, and total amount invested by, each such holder.

Name of holder	Number of shares of Holdings common stock issued to holder	Principal amount of Stockholder Notes issued to holder		Total amount invested by holder
Ben Holding S.à r.l.	305,215	$203,476,762	*	$508,691,906	**
Peter C. Morse	22,800	$15,200,008		$38,000,019
Robert P. O’Block	1,920	$1,280,000		$3,200,000
Thomas R. Evans	2,700	$1,800,000		$4,500,000
Edward J. DiMaria	75	$50,000		$125,000
Daniel P. Hoogterp	75	$50,000		$125,000
Michael J. Ricciardelli	21	$14,000		$35,000
Donaldson M. Ross	60	$40,000		$100,000

*	Issued to Apax US VII, L.P. (7%) and Apax WW Nominees Ltd. for the benefit of the Apax Europe VII Funds (93%).
**	Amounts equal to the principal amount of Stockholder Notes contributed by Apax US VII, L.P. and Apax WW Nominees Ltd. for the benefit of the Apax Europe VII Funds.

The 2010 Recapitalization

In connection with the 2010 Acquisitions and the issuance of the Notes, on July 12, 2010, the parties converted the Stockholder Note and the Intercompany Note into preferred shares of Holdings and the Company respectively, by the following steps (the “2010 Recapitalization”): (i) the Company made a payment to Holdings of unpaid accrued interest on the Intercompany Note of approximately $20.9 million, (ii) Holdings paid $20.6 million of such amount to the holders of the Stockholder Notes in partial satisfaction of all unpaid accrued interest on the Stockholder Notes (the “note holder interest”), (iii) the equity owners of Ben Holding S.à r.l.

contributed their Stockholder Notes plus the note holder interest they received from Holdings to Ben Holding S.à r.l. in exchange for additional equity in Ben Holding S.à r.l., (iv) Ben Holding S.à r.l., together with the members of Holdings management that held Stockholder Notes, contributed all of the Stockholder Notes plus all (or 30% in the case of Holdings management) of the note holder interest to Holdings in exchange for a principal amount of approximately $244.3 million of newly-issued non-voting preferred shares of Holdings with a yield of 15% per annum (the “Preferred Shares”), and (v) Holdings contributed the Intercompany Note, together with the cash received in respect of note holder interest by Holdings in step (iv) and the excess cash interest received in step (i), to the Company in exchange for approximately $244.7 million of newly-issued non-voting preferred stock of the Company with a yield of 15.15% per annum (the “Company Preferred Shares”).

The Preferred Shares and the Company Preferred Shares had no fixed maturity date, were non-voting, and had a cumulative dividend yield of approximately 15% per annum, compounded semi-annually. The Preferred Shares and the Company Preferred Shares could only be transferred in connection with a proportionate transfer of common stock of Holdings or common stock of the Company, respectively. The Preferred Shares and the Company Preferred Shares included an increased preference in the event of a repayment of the principal amount thereof at the same premiums and on the same schedule as optional redemptions under the Stockholder Notes.

The following table sets forth the names of significant security holders, directors and officers who participated in the 2010 Recapitalization and the respective principal amount of Stockholder Notes held at the time of the 2010 Recapitalization by, the interest accrued on the Stockholder Notes held by, the total amount contributed to Holdings in the 2010 Recapitalization by, and the number of Preferred Shares issued in the 2010 Recapitalization to, each such holder.

Name of holder	Principal amount of Stockholder Notes held by holder		Note holder interest accrued on Stockholder Notes held by holder		Total amount contributed to Holdings in 2010 Recapitalization		Amount of Holdings Preferred Shares issued to holder in 2010 Recapitalization
Ben Holding S.à r.l.	$203,476,762	*	$18,973,201	*	$298,063,682	*	298,063.7
Peter C. Morse	$14,120,008		$1,256,135		$19,722,990		19,723.0
Robert P. O’Block	$1,280,000		$112,169		$1,786,818		1,786.8
Thomas R. Evans	$1,800,000		$157,737		$2,512,713		2,512.7
Edward J. DiMaria	$50,000		$4,382		$69,798		69.8
Daniel P. Hoogterp	$50,000		$4,382		$69,798		69.8
Michael J. Ricciardelli	$14,000		$1,227		$19,543		19.5
Donaldson M. Ross	$40,000		$3,505		$55,838		55.8
Jeffery H. Boyd	$40,000		$1,998		$55,145		55.1

*	Held or contributed by Apax US VII, L.P. (7%) and Apax WW Nominees Ltd. for the benefit of the Apax Europe VII Funds (93%).

In connection with the issuance of the Notes, the stockholders of Holdings contributed $79.7 million to the capital of Holdings in exchange for additional Holdings Preferred Shares with the terms described above, and Holdings in turn contributed such amount to the capital of the Company in exchange for Company common stock.

DESCRIPTION OF INDEBTEDNESS

The summaries set forth below are qualified in their entirety by the actual text of the applicable agreements and indentures, each of which has been filed as an exhibit to the registration statement, of which this prospectus is a part.

11  3/4% Senior Secured Notes due 2015

On July 13, 2010, we issued $300.0 million aggregate principal amount of Notes. On June 30, 2011, in accordance with the terms of the Indenture, the Company used $123.0 million of the proceeds from the Initial Public Offering to redeem $105,000,000 aggregate principal amount of the outstanding Notes and to pay interest accrued on that portion of the outstanding Notes up to but not including the date of redemption and the required optional redemption premium under the Indenture. The Company also consummated the Exchange Offer in which the remaining aggregate principal amount of $195,000,000 of unregistered Notes were exchanged for an equal principal amount of registered Notes.

The Notes will mature on July 15, 2015. All principal will be paid at maturity. The Notes were issued at a purchase price of 99.077% of the aggregate principal amount, resulting in gross proceeds of approximately $297 million. The gross proceeds from the Notes were used to partially finance the 2010 Acquisitions, to pay related fees and expenses and for general corporate purposes. The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior secured basis by each of our existing and future domestic restricted subsidiaries, other than certain immaterial subsidiaries.

The Indenture governing the Notes contains covenants, including, among other things, covenants that restrict our ability to incur additional indebtedness, pay dividends or make other distributions, make investments and other restricted payments or create liens. These covenants are subject to a number of important qualifications and limitations. In addition, the indenture contains customary terms and covenants, including certain events of default upon the occurrence of which, the Notes may be immediately due and payable. On or after July 15, 2013, we may redeem some or all of the Notes at a premium that will decrease over time, plus accrued and unpaid interest to the date of redemption. Prior to July 15, 2013, we may, at our option, redeem up to 35% of the aggregate principal amount of the Notes at a premium, plus accrued and unpaid interest to the date of redemption, with the proceeds of certain equity offerings. In addition, we may, at our option, redeem some or all of the Notes at any time prior to July 15, 2013, by paying a “make whole” premium, plus accrued and unpaid interest to the date of redemption. Interest on the Notes is payable in cash semi-annually in arrears through maturity on July 15 and January 15, of each year, beginning on January 15, 2011.

Revolving Credit Facilities

On June 10, 2011, we entered into the Credit Agreement, pursuant to which Revolving Credit Facilities will be made available to the Company, as borrower, from time to time upon its request and satisfaction of certain conditions. We summarize below the principal terms of the Credit Agreement which is filed as Exhibit 10.23 hereto.

The Company, as borrower, has entered into the Credit Agreement with Goldman Sachs Bank USA (“GS Bank”), as administrative agent, and GS Bank and Merrill Lynch, Pierce, Fenner & Smith Incorporated as joint lead arrangers, joint book runners and joint syndication agents. The Tranche A Revolving Credit Facility matures on July 15, 2015 and the Tranche B Revolving Credit Facility matures on April 15, 2015.

At the Company’s election, the interest rate per annum applicable to the loans under the Revolving Credit Facilities is based on a fluctuating rate of interest determined by reference to either (i) a base rate determined by reference to the higher of (a) the prime rate quoted in the print edition of The Wall Street Journal, Money Rates

Section as the prime rate and (b) the federal funds effective rate plus 0.50%, plus an applicable margin currently expected to be 2.00%, or (ii) a Eurodollar rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin currently expected to be 3.00%; provided, however, that at any time less than $20,000,000 in aggregate principal amount of loans are drawn under the Tranche A Revolving Credit Facility, the applicable margin with respect to loans under the Tranche B Revolving Credit Facility at the base rate will be 2.25% and the applicable margin with respect to loans under the Tranche B Revolving Credit Facility at the Eurodollar rate will be 3.25%.

The obligations of the Company under the Revolving Credit Facilities are guaranteed by each direct and indirect, existing and future, domestic restricted subsidiary that guarantees the Company’s obligations under the Notes. The Revolving Credit Facilities are secured on an equal and ratable basis by a perfected security interest on substantially all of the Company’s and each guarantor’s tangible and intangible assets (subject to certain exceptions) in which a security interest has been granted to secure the Company’s and each guarantor’s obligations under the Indenture and the Notes (it being understood that upon any enforcement of remedies resulting in the realization of proceeds from such collateral, the outstanding loans under the Tranche A Revolving Credit Facility would be paid in full first before applying any such amount to pay the Notes and the outstanding loans under the Tranche B Revolving Credit Facility on a pari passu basis).

The Credit Agreement contains customary affirmative and negative covenants, that among other things, limit or restrict the ability of the Company and its restricted subsidiaries to incur additional indebtedness (including guarantee obligations), incur liens, make investments, engage in mergers, consolidations, liquidations and dissolutions (other than pursuant to the Merger), make dividends and distributions on account of their equity interests and enter into transactions with affiliates, in each case, subject to certain exceptions. In addition, the Credit Agreement prohibits the consolidated leverage ratio of the Company and its restricted subsidiaries on a pro forma basis from exceeding, (i) with respect to any period of four consecutive fiscal quarters of the Company for which financial statement have been or are required to be delivered under the Credit Agreement (each such period, a “Test Period”) ending on or prior to December 31, 2011, 4.50 to 1.00, and (ii) with respect to any Test Period ending thereafter, 4.25 to 1.00; provided, that from and after the termination of the Tranche B Revolving Credit Facility the Company shall not permit the consolidated leverage ratio on a pro forma basis to exceed 4.50 to 1.00. The consolidated leverage ratio of the Company was tested for the first time commencing with the Test Period ending September 30, 2011. As of September 30th, 2011, the Company had $0 in debt outstanding under the Revolving Credit Facilities. We expect to incur approximately $35 million in additional indebtedness under the Revolving Credit Facilities to finance the anticipated $65 million purchase price for the InsWeb Acquisition.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws as each will be in effect as of the consummation of this offering, and of specific provisions of Delaware law. The following description is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law (the “DGCL”).

General

Pursuant to our amended and restated certificate of incorporation, our capital stock consists of 350,000,000 total authorized shares, of which 300,000,000 shares, par value $0.01 per share, are designated as “common stock” and 50,000,000 shares, par value $0.01 per share, are designated as “preferred stock.” Immediately following the completion of this offering, we will have an aggregate of 99,993,300 shares of common stock outstanding. There will be no shares of preferred stock outstanding immediately following this offering.

Common Stock

Voting Rights.    Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights.    Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any. Under Delaware law, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Liquidation Rights.    Upon liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

Other Matters.    The common stock has no preemptive or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, shares of preferred stock are issuable from time to time, in one or more series, with the designations of the series, the voting rights (if any) of the shares of the series, the powers, preferences and relative, participation, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof as our board of directors from time to time may adopt by resolution, subject to certain limitations. Each series will consist of that number of shares as will be stated and expressed in the certificate of designations providing for the issuance of the stock of the series.

Composition of Board of Directors; Election and Removal of Directors

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, the number of directors comprising our board of directors will be determined from time to time by our board of directors, and only a majority of the Board of Directors may fix the number of directors. We intend to continue to avail ourselves of the “controlled company” exception under the applicable stock exchange rules which exempts us from certain requirements, including the requirements that we have a majority of independent directors on our board of directors and that we have compensation and nominating and corporate governance committees composed entirely of independent directors. Our audit committee is composed of three directors. We will, however, remain subject to the requirement that we have an audit committee of at least three members composed entirely of independent directors by the first anniversary of the Initial Public Offering. We have seven directors and each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. At any meeting of our board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

The Stockholders Agreement we entered into with Apax Partners and certain members of our management provided that the Apax Holders are entitled to designate nominees for election to our board of directors as follows: (i) a majority of the total number of directors comprising our board of directors for so long as the Apax Holders, directly or indirectly, collectively beneficially own 50% or more of the outstanding voting power of all shares of our capital stock entitled to vote generally in the election of our directors; (ii) 30% of the total number of directors comprising our board of directors for so long as the Apax Holders, directly or indirectly, collectively beneficially own 30% or more of the outstanding voting power of all shares of our capital stock entitled to vote generally in the election of our directors; and (iii) 15% of the total number of directors comprising our board of directors for so long as the Apax Holders, directly or indirectly, collectively beneficially own 5% or more of the outstanding voting power of all shares of our capital stock entitled to vote generally in the election of our directors. Thereafter the Apax Holders will no longer be entitled to designate any nominees for election to the board of directors except pursuant to our general director nomination process generally applicable to all stockholders which is described below. For purposes of calculating the number of directors that the Apax Holders are entitled to designate pursuant to the formulas described above, any fractional amounts will be rounded up to the nearest whole number and the calculation will be made taking into account the increase in the size of our board of directors (e.g., one and one quarter (1 1/4) directors will equate to two (2) directors). In addition, the Apax Holders, will have the right to remove and replace any or all of its director-nominees at any time and for any reason and to designate any individual(s) to fill any such vacancies. In addition, (i) for so long as the Apax Holders, directly or indirectly, beneficially own a majority of the outstanding voting power of all shares of our capital stock entitled to vote generally in the election of our directors, at the Apax Holders’ option, a majority of the members of each committee of our board of directors will be directors nominated by the Apax Holders, and (ii) for so long as the Apax Holders, directly or indirectly, beneficially own 5% or more the outstanding voting power of all shares of our capital stock entitled to vote generally in the election of our directors, at the Apax Holders’ option, at least one member of each committee of our board of directors will be a director nominated by the Apax Holders, in each case to the extent permitted by law and applicable stock exchange rules. At the option of the Apax Holders, the Company will cause the board of directors of any of its subsidiaries (and any committees of such board) to have the same proportionate representation as the Board (and of each committee of the Board).

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board. Our amended and restated certificate of incorporation also provide that stockholders do not have the right to cumulative votes in the election of directors.

Our amended and restated certificate of incorporation and bylaws provides that, except to the extent otherwise provided in the Stockholders Agreement, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum, subject to the Apax Holders’ rights as described above. The board of directors has the power to increase or decrease the authorized number of directors, with or without stockholder approval.

Special Meetings of Stockholders

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time by the holders representing a majority of the outstanding voting power of all outstanding shares of our capital stock entitled to vote generally in the election of directors; provided, however, that from and after such time as the Apax Holders cease to beneficially own, in the aggregate, a majority of the outstanding voting power of all outstanding shares of our capital stock entitled to vote generally in the election of directors, special meetings of our stockholders may be called at any time only by or at the direction of the chairman of our board of directors, the board of directors, a committee of the board of directors which has been designated by the board of directors.

Certain Corporate Anti-Takeover Provisions

Certain provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and the DGCL summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred Stock

Our amended and restated certificate of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series, and the powers, preferences and relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. See “Description of Capital Stock—Preferred Stock.”

Classified Board; Number of Directors

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible and the number of directors on our board may be fixed only by the majority of our board of directors, as described above in “—Composition of Board of Directors; Election and Removal of Directors.”

Removal of Directors, Vacancies

Our amended and restated certificate of incorporation provides that (i) prior to the first date on which the Apax Holders beneficially own less than a majority in outstanding voting power of all outstanding shares of our capital stock entitled to vote generally in the election of directors, directors may be removed with or without cause upon the affirmative vote of holders representing at least a majority of the outstanding voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class and (ii) on or after the date on which the Apax Holders beneficially own, in the aggregate, less than a majority but more than 10% of the outstanding voting power of all outstanding shares of our capital stock entitled to vote generally in the election of directors, directors may be removed only for cause and only upon the affirmative vote of holders representing at least 75% of the outstanding voting power of all the then outstanding shares of our stock entitled to vote generally in the election of directors, voting together as a single class. Thereafter, directors may be removed only for cause and only upon the affirmative vote of holders representing at least a majority in outstanding voting power of all then outstanding shares of stock entitled to vote generally in the election of directors. In addition, our amended and restated bylaws provide that, except as set forth in the stockholders’ agreement, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum, and in the event there is only one director remaining in office, by such sole remaining director.

No Cumulative Voting

Our amended and restated certificate of incorporation provides that stockholders do not have the right to cumulative votes in the election of directors.

Calling of Special Meetings of Stockholders

Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time by the holders representing a majority of the outstanding voting power of all outstanding shares of our capital stock entitled to vote generally in the election of directors; provided, however, that from and after such time as the Apax Holders cease to beneficially own, in the aggregate, a majority of the outstanding voting power of all outstanding shares of our capital stock entitled to vote generally in the election of directors, special meetings of our stockholders may be called at any time only by or at the direction of the chairman of our board of directors, the board of directors, a committee of the board of directors which has been designated by the board of directors.

Stockholder Action by Written Consent

The DGCL permits stockholder action by written consent unless otherwise provided in a corporation’s certificate of incorporation. Our amended and restated certificate of incorporation precludes stockholder action by written consent from and after such time as the Apax Holders cease to beneficially own, in the aggregate, at least 40% of the outstanding voting power of all outstanding shares of our capital stock entitled to vote generally in the election of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting of stockholders. Our amended and restated bylaws also specifies requirements as to the form and content of a stockholder’s notice. These provisions, which do not apply to the Apax Holders with respect to their board nomination rights described above, may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•

at or subsequent to that time, the business combination is approved by out board of directors and by the affirmative vote of holders representing at least 66  2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that the Apax Holders, until they cease to beneficially own, in the aggregate, 10% of our voting stock, and any of their direct or indirect transferees and any group as to which such persons are a party, until any such transferee or group ceases to beneficially own, in the aggregate, 10% of our voting stock, do not constitute “interested stockholders” for purposes of this provision.

All the foregoing proposed provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. These same provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. In addition, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

Corporate Opportunity

Our amended and restated certificate of incorporation provides that, for so long as the Apax Holders have the right to nominate any directors to our board of directors as described above, we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for Ben Holding S.à r.l., the Apax VII Funds, and certain related persons or the members of the board of directors who are not our employees (including any directors who also serve as officers). We do not renounce our interest in any corporate opportunity offered to any such director or officer if such opportunity is expressly offered to such person solely in his or her capacity as our director or officer.

Amendment of Our Certificate of Incorporation; Supermajority Provisions

The DGCL provides generally that the affirmative vote of holders representing a majority of the outstanding shares of stock entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation will provide that at any time when the Apax Holders cease to beneficially own less than a majority and more than 10% in outstanding voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation and amended and restated bylaws may be amended only by the affirmative vote of holders representing at least 75% of the shares of common stock entitled to vote generally in the election of directors:

•	classified board (the election and term of our directors);

•	the resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	filling vacancies on the board of directors and newly created directorships;

•	the advance notice requirements for stockholder proposals and director nominations;

•	the indemnification provisions; and

•	the amendment provision requiring that the above provisions be amended only with a 75% majority vote.

Amendment of Our Bylaws

Our amended and restated certificate of incorporation grants the board of directors the authority to amend and repeal our amended and restated bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation provides that no director will be personally liable for monetary damages for breach of any fiduciary duty as a director, except with respect to liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL (governing distributions to stockholders); or

•	for any transaction from which the director derived any improper personal benefit.

However, if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. The modification or repeal of this provision of our amended and restated certificate of incorporation will not adversely affect any right or protection of a director existing at the time of such modification or repeal.

Our amended and restated certificate of incorporation provides that we will, to the fullest extent from time to time permitted by law, indemnify our directors and officers against all liabilities and expenses in any suit or proceeding, arising out of their status as an officer or director or their activities in these capacities. We will also indemnify any person who, at our request, is or was serving as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. We may, by action of our board of directors, provide indemnification to our employees and agents within the same scope and effect as the foregoing indemnification of directors and officers.

The right to be indemnified will include the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding, provided that, if required by law, we receive an undertaking to repay such amount if it is determined that he or she is not entitled to be indemnified.

Listing

The shares of our common stock are listed on the New York Stock Exchange under the trading symbol “RATE.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare.

SHARES ELIGIBLE FOR FUTURE SALE

No predictions can be made about the effect, if any, that market sales of shares of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, our common stock in the public market may have an adverse effect on the market price for the common stock and could impair our ability to raise capital through future sales of our securities. See “Risk Factors—Risks Related to this Offering and Ownership of Shares of Our Common Stock—Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock.”

Sale of Restricted Shares

Upon completion of this offering, we will have an aggregate of 99,993,300 shares of our common stock outstanding. Of these shares, 34,994,455 shares of our common stock (36,794,455 if the underwriters exercise their option to acquire additional shares in full) are or will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be subsequently acquired by any of our affiliates as that term is defined in Rule 144 under the Securities Act. The remaining 64,998,845 shares of our common stock outstanding (or 63,198,845 shares of our common stock if the underwriters exercise their option to acquire additional shares in full) will be restricted securities, as that term is defined in Rule 144, and such shares and any unrestricted shares acquired by any of our affiliates may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act.

We have granted the Apax Holders, our equity sponsor, and Mr. Morse demand and incidental registration rights with respect to the shares of our common stock owned by them after this offering, and have granted the Apax Holders and certain other stockholders, including members of our management, incidental registration rights with respect to the 64,998,845 shares of our common stock owned by them after this offering (or 63,198,845 shares of our common stock if the underwriters exercise the over-allotment option in full). See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Equity Incentive Plan

We have registered on a registration statement on Form S-8 under the Securities Act with the SEC 12,120,000 shares of our common stock issued or reserved for issuance under our long-term incentive plan. Subject to the expiration of any lock-up restrictions as described below and following the completion of any vesting periods, shares of our common stock issuable upon the exercise of options granted or to be granted under our plan will be freely tradable without restriction under the Securities Act, unless such shares are held by any of our affiliates.

Lock-up Agreements

Except for the sale of shares of our common stock pursuant to this offering, the Company, Mr. Morse and the selling stockholders, including Ben Holding S.à r.l., have agreed not to sell any shares of our common stock for a period of at least 90 days from the date of this prospectus, subject to certain exceptions.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

This summary does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any U.S. federal non-income, state, local or foreign tax consequences, estate or gift tax consequences, or alternative minimum tax consequences, nor does it address any tax considerations to persons other than non-U.S. holders.

The following is a general discussion of certain U.S. federal income tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders who acquire such shares in this offering and hold such shares as a capital asset (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia, or a non-U.S. corporation treated as such;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any U.S. federal estate and gift taxes, any U.S. alternative minimum taxes or any state, local or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” non-U.S. holders that hold our common stock as part of a straddle, hedge, conversion transaction or other integrated investment, and certain U.S. expatriates).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our common stock should consult their tax advisor as to the particular U.S. federal income tax consequences applicable to them.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, FOREIGN INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

In general, any distributions we make to a non-U.S. holder with respect to its shares of our common stock that constitutes a dividend for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of our common stock, as gain from the sale or exchange of such stock.

Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States, provided that the non-U.S. holder timely files a U.S. federal income tax return. Dividends received by a foreign corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of our common stock.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

Under legislation enacted in 2010, a 30% withholding tax would be imposed on certain payments that are made after December 31, 2012 to certain foreign financial institutions, investment funds and other non-U.S. persons that fail to comply with information reporting requirements in respect of their direct and indirect U.S. stockholders and/or U.S. accountholders. Such payments would include U.S. source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S. source dividends. The Internal

Revenue Service has since released transitional guidance indicating that it will not apply this new withholding tax (i) to dividend income on stock that is paid on or before December 31, 2013 or (ii) to gross proceeds from the sale or other disposition of stock that are paid on or before December 31, 2014. However, we cannot guarantee that the Internal Revenue Service will not modify, or even repeal, this transitional guidance and impose withholding earlier than such dates.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding for dividends on our common stock paid to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of our common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the Internal Revenue Service and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person or otherwise establish an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code). Information reporting will also apply if a non-U.S. holder sells its shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

UNDERWRITING

The Company, the selling stockholders and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the joint book-running managers and representatives of the underwriters. Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are also joint book-running managers on this transaction.

Underwriter	Number of Shares
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Allen & Company LLC
Stephens Inc.
RBC Capital Markets, LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,575,000 shares from the selling stockholders. They may exercise that option for 30 days after the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,575,000 additional shares.

Paid by the Selling Stockholders

($ in thousands, except per share data)	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The Company, Mr. Morse and the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to sell, short sell or otherwise dispose of any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period the Company releases earnings results or announces material news or a material event; or (2) prior to the expiration of the 90-day restricted period, the Company announces that it will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the earnings release or the announcement of the material news or material event, as applicable, unless the representatives waive such extension in writing.

The offering price will be negotiated among Ben Holding S.à r.l., the other selling shareholders and the representatives. Among the factors to be considered in determining the offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

The shares are listed on the New York Stock Exchange under the symbol “RATE.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State no offer of shares may be made to the public in that Relevant Member State other than:

A. to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B. to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C. in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust will not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3.0 million.

The Company and selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Affiliates of certain of the underwriters are lenders under our Credit Agreement. The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch, Pierce, Fenner & Smith Incorporated may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Other than the prospectus in electronic format, the information on the Merrill Lynch, Pierce, Fenner & Smith Incorporated web site is not part of this prospectus.

LEGAL MATTERS

Wachtell, Lipton, Rosen & Katz will pass upon for us the validity of the shares of our common stock offered hereby. The underwriters have been represented by Kirkland & Ellis LLP.

EXPERTS

The consolidated financial statements of Bankrate, Inc. as of December 31, 2010 (Successor) and December 31, 2009 (Successor), and for the year ended December 31, 2010 (Successor), the period from July 17, 2009 to December 31, 2009 (Successor), the period from January 1, 2009 to August 24, 2009 (Predecessor) and the year ended December 31, 2008 (Predecessor), included in this prospectus and elsewhere in this registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in giving said report.

The consolidated financial statements of NetQuote Holdings, Inc. as of December 31, 2009 and for the year ended December 31, 2009, included in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing herein.

The consolidated financial statements of CreditCards.com, Inc. as of December 31, 2009 and December 31, 2008 and for each of the years ended December 31, 2009 and December 31, 2008, included in this prospectus, have been audited by Ernst & Young LLP, independent accountants, as stated in their reports appearing herein.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the common stock that includes important business and financial information about us that is not included in or delivered with this prospectus. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or the matter involved.

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

Copies of such documents are available upon request, without charge, by writing or telephoning us at Bankrate, Inc., 11760 U.S. Highway One, Suite 200, North Palm Beach, Florida 33408, Attention: Corporate Communications, (561) 630-2400. Our website is located at Bankrate.com. As soon as reasonably practicable after the electronic filing of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, if applicable, we make available such reports free of charge on our website. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or registration statement of which this prospectus forms a part and you should not rely on any such information in making your decision whether to purchase our securities.

INDEX TO FINANCIAL STATEMENTS

Bankrate, Inc. and Subsidiaries

Page Number
Audited Consolidated Financial Statements
Report of Grant Thornton LLP, an Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2010 and 2009	F-3

Consolidated Statements of Operations for the Year Ended December  31, 2010 (Successor), the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009 (Predecessor) and the Year Ended December 31, 2008 (Predecessor)

F-4

Consolidated Statement of Stockholders’ Equity for the Year Ended December  31, 2010 (Successor), the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009 (Predecessor) and the Year Ended December 31, 2008 (Predecessor)

F-5

Consolidated Statements of Cash Flows for the Year Ended December  31, 2010 (Successor), the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009 (Predecessor) and the Year Ended December 31, 2008 (Predecessor)

F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of September 30, 2011 and December 31, 2010	F-52
Condensed Consolidated Statements of Operations for the three months and nine months ended September 30, 2011	F-53
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2011 and 2010	F-54
Notes to Condensed Consolidated Financial Statements	F-55

NetQuote Holdings, Inc.

CreditCards.com, Inc.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Bankrate, Inc.

We have audited the accompanying consolidated balance sheets of Bankrate, Inc. (a Florida corporation) and its subsidiaries (the Company) as of December 31, 2010 (Successor) and December 31, 2009 (Successor), and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2010 (Successor), the period from July 17, 2009 to December 31, 2009 (Successor), the period from January 1, 2009 to August 24, 2009 (Predecessor) and the year ended December 31, 2008 (Predecessor). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bankrate, Inc. and its subsidiaries as of December 31, 2010 (Successor) and December 31, 2009 (Successor), and the results of their operations and their cash flows for the year ended December 31, 2010 (Successor), the period from July 17, 2009 to December 31, 2009 (Successor), the period from January 1, 2009 to August 24, 2009 (Predecessor) and the year ended December 31, 2008 (Predecessor) in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11, the Predecessor adopted new accounting guidance on January 1, 2009 relating to the accounting for business combinations.

/s/ Grant Thornton LLP

Fort Lauderdale, Florida
November 21, 2011

Bankrate, Inc. and Subsidiaries

Consolidated Balance Sheets

($ in thousands)

	Successor
	December 31,
	2010	2009
Assets
Cash and cash equivalents	$115,630	$77,690
Accounts receivable, net of allowance for doubtful accounts of $943 and $129 at December 31, 2010 and 2009, respectively	42,731	13,394
Deferred income taxes	16,326	7,743
Prepaid expenses and other current assets	5,489	29,559

Total current assets	180,176	128,386
Furniture, fixtures and equipment, net of accumulated depreciation of $2,797 and $330 at December 31, 2010 and 2009, respectively	6,321	2,669
Intangible assets, net of accumulated amortization of $42,058 and $9,459 at December 31, 2010 and 2009, respectively	365,745	224,372
Goodwill	559,168	349,749
Other assets	14,217	1,192

Total assets	$1,125,627	$706,368

Liabilities and stockholders’ equity

Liabilities
Accounts payable	$11,565	$2,688
Accrued expenses	17,143	8,922
Acquisition-related payables	1,735	13,533
Deferred revenue and customer deposits	6,435	2,233
Payable to dissenting stockholders	56,698	60,893
Accrued interest	16,393	10,837
Other current liabilities	5,066	1,544

Total current liabilities	115,035	100,650
Deferred income taxes	81,305	55,416
Shareholder notes	—	222,011
Senior secured notes, net of unamortized discount	297,417	—
Other liabilities	5,814	5,051

Total liabilities	499,571	383,128

Commitment and contingencies (Note 8)

Stockholders’ equity
Common stock, par value $.01 per share—300,000,000 shares authorized; 87,379,865 shares and 56,901,304 shares issued and outstanding at December 31, 2010 and 2009, respectively	874	569
Additional-paid in capital, common stock	657,095	332,447
Accumulated deficit	(31,173)	(9,776)
Accumulated other comprehensive loss	(740)	—

Total stockholders’ equity	626,056	323,240

Total liabilities and stockholders’ equity	$1,125,627	$706,368

See accompanying notes to consolidated financial statements.

Bankrate, Inc. and Subsidiaries

Consolidated Statements of Operations

($ in thousands, except per share data)

	Successor		Predecessor
	Year ended December 31, 2010	Period from July 17 to December 31, 2009	Period from January 1 to August 24, 2009	Year ended December 31, 2008
Revenue	$220,598	$43,837	$87,646	$166,855
Cost of revenue (excludes depreciation and amortization)	85,326	18,669	38,291	66,095

Gross margin	135,272	25,168	49,355	100,760

Operating expenses:
Sales	8,624	2,555	10,106	9,097
Marketing	23,672	3,629	6,848	13,197
Product development	8,722	2,546	5,284	7,135
General and administrative	22,991	5,905	23,097	26,662
Legal settlements	1,646	—	—	—
Acquisition related expenses and related party fees	17,390	4,936	34,562	—
Restructuring charges	3,288	—	—	—
Impairment charges	—	—	—	2,433
Depreciation and amortization	35,226	9,789	8,294	9,134

	121,559	29,360	88,191	67,658

Income (loss) from operations	13,713	(4,192)	(38,836)	33,102

Interest (expense) income, net	(38,455)	(12,093)	30	1,562
Other	(306)	—	—	—

Other (expenses) income, net	(38,761)	(12,093)	30	1,562

(Loss) income before income taxes	(25,048)	(16,285)	(38,806)	34,664
Income tax expense (benefit)	(3,651)	(6,509)	(4,222)	15,043

Net (loss) income	$(21,397)	$(9,776)	$(34,584)	$19,621

Basic and diluted net (loss) income per share (Note 14):
Basic	$(0.30)	$(0.22)	$(1.83)	$1.04
Diluted	(0.30)	(0.22)	(1.83)	1.01
Weighted average common shares outstanding:
Basic	71,494,223	43,692,073	18,862,259	18,848,125
Diluted	71,494,223	43,692,073	18,862,259	19,498,209

See accompanying notes to consolidated financial statements.

Bankrate, Inc., and Subsidiaries

Consolidated Statement of Stockholders’ Equity

($ and shares in thousands)

	Common Stock		Additional-paid in capital, common stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive (Loss)	Total Stockholders’ Equity
	Shares	Amount
Predecessor
Balance at December 31, 2007	18,876	$189	$205,306	$11,771	$—	$217,266
Stock options exercised	106	1	1,996	—	—	1,997
Common stock purchased	(165)	(2)	(1,946)	(2,444)	—	(4,392)
Stock based compensation	—	—	13,417	—	—	13,417
Tax benefit-stock options	—	—	521	—	—	521
Net income	—	—	—	19,621	—	19,621

Balance at December 31, 2008	18,817	188	219,294	28,948	—	248,430
Stock options exercised	447	4	2,003	(394)	—	1,613
Common stock purchased	(40)	—	(472)	(258)	—	(730)
Stock based compensation	—	—	22,514	—	—	22,514
Tax benefit-stock options	—	—	684	—	—	684
Net loss	—	—	—	(34,584)	—	(34,584)

Balance at August 24, 2009	19,224	$192	$244,023	$(6,288)	$—	$237,927

Successor
Balance at July 17, 2009	—	$—	$—	$—	$—	$—
Issuance of stock	56,901	569	332,447	—	—	333,016
Net loss	—	—	—	(9,776)	—	(9,776)

Balance at December 31, 2009	56,901	569	332,447	(9,776)	—	323,240
Debt converted to common stock	18,783	188	224,374	—	—	224,562
Common stock issued	11,696	117	100,274	—	—	100,391
Foreign currency translation, net of tax of $493	—	—	—	—	(740)	(740)
Net loss	—	—	—	(21,397)	—	(21,397)

Balance at December 31, 2010	87,380	$874	$657,095	$(31,173)	$(740)	$626,056

See accompanying notes to consolidated financial statements.

Bankrate, Inc., and Subsidiaries

Consolidated Statements of Cash Flows

($ in thousands)

	Successor		Predecessor
	Year ended December 31, 2010	Period from July 17, 2009 through December 31, 2009	Period from January 1, 2009 through August 24, 2009	Year ended December 31, 2008
Cash flows from operating activities
Net (loss) income	$(21,397)	$(9,776)	$(34,584)	$19,621
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	35,226	9,789	8,294	9,134
Provision for doubtful accounts receivable	776	126	540	1,225
Deferred income taxes	(7,561)	(1,572)	10,916	(3,680)
Amortization of deferred financing costs	1,191	—	—	—
Stock based compensation	—	—	22,514	13,417
Excess tax benefit from stock based compensation	—	—	(684)	(521)
Impairment charges	—	—	—	2,433
Loss (gain) on disposal of assets	570	—	(7)	—
Change in operating assets and liabilities, net of effect of business acquisitions:
(Increase) decrease in accounts receivable	(11,120)	(1,068)	9,574	(1,013)
Decrease (increase) in prepaid expenses and other assets	23,832	780	(28,626)	4,540
Increase (decrease) in accounts payable	2,197	(463)	(572)	(194)
(Decrease) increase in accrued expenses	(3,060)	2,771	33,327	(2,835)
Increase in other liabilities	6,500	12,254	4,773	55
Increase (decrease) in deferred revenue	4,082	1,392	(177)	468

Net cash provided by operating activities	31,236	14,233	25,288	42,650
Cash flows from investing activities
Proceeds from sale of Savingforcollege.com	250	—	—	—
Purchases of furniture, fixtures and equipment	(4,488)	(895)	(1,820)	(4,883)
Cash used in business acquisitions, net	(355,169)	(501,467)	(11,780)	(114,896)
Restricted cash	2	—	—	—
Cash paid for acquisition earnouts	(13,583)	(3,766)	—	—

Net cash used in investing activities	(372,988)	(506,128)	(13,600)	(119,779)
Cash flows from financing activities
Proceeds from issuance of senior secured notes	297,231	—	—	—
Underwriting fees and direct costs on issuance of senior secured notes	(11,578)	—	—	—
Proceeds from issuance of stockholder debt	40	203,477	—	—
Purchase of Company common stock	—	—	(730)	(4,392)
Proceeds from issuance of common stock	100,196	305,215	1,613	1,997
Excess tax benefit from share-based compensation	—	—	684	521
(Payment) proceeds to/from dissenting stockholders	(6,141)	60,893	—	—

Net cash provided by (used in) financing activities	379,748	569,585	1,567	(1,874)

Effect of exchange rate on cash and cash equivalents	(56)	—	—	—

Net increase (decrease) in cash	37,940	77,690	13,255	(79,003)
Cash—beginning of period	77,690	—	46,055	125,058

Cash—end of period	$115,630	$77,690	$59,310	$46,055

Cash paid for interest	$25,485	$—	$—	$—
Income tax (refunds), net of payments	(14,876)	160	6,144	13,244
Supplemental disclosures of non-cash investing and financing activities
Acquisition earn-outs payable	$—	$—	$—	$11,750
Acquisition-related payables	1,785	—	—	—
Note payable to seller in Bargaineering.com acquisition	500	—	—	—
Debt converted to common stock	224,562	—	—	—
Promissory notes issued for common stock	195	—	—	—

See accompanying notes to consolidated financial statements.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

NOTE 1—Organization and Summary of Significant Accounting Policies

The Company

Bankrate, Inc. and subsidiaries (“Bankrate” or the “Company,” “we,” “us,” “our”) own and operate an Internet-based consumer banking and personal finance network (“Online Network”). Our flagship website, Bankrate.com, is one of the Internet’s leading aggregators of information on more than 300 financial products and fees, including mortgages, deposits, insurance, credit cards, and other personal finance categories. Additionally, we provide financial applications and information to a network of distribution partners and through national and state publications.

The Company was originally organized under the laws of the State of Florida, however, on April 15, 2011, the Company merged with a newly formed Delaware corporation in order to reincorporate from Florida to Delaware. Upon the consummation of the merger, each outstanding common and preferred share of the Company was converted into an equivalent share of the new Delaware corporation which assumed the name Bankrate, Inc.

Ben Holdings, Inc. (“Holdings”), a majority owned subsidiary of Ben Holdings S.à r.l, was formed on July 17, 2009 for the sole purpose of acquiring Bankrate. On July 22, 2009, Holdings, together with Ben Merger Sub, Inc. a Florida corporation and a wholly owned subsidiary of Holdings (“Merger Sub”) entered into an agreement and plan of merger (the “Acquisition”) with Bankrate. As a result, Bankrate became a wholly owned subsidiary of Holdings. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations, the Acquisition was accounted for on August 25, 2009, the date of which Holdings obtained control of the Bankrate. From July 17, 2009 (date of inception) to August 25, 2009, Holdings had no operating activity except for certain expenses incurred in the acquisition of Bankrate.

2011 Recapitalization and Merger

On June 21, 2011, Holdings merged with and into the Company with the Company surviving the merger (“2011 Merger”). In connection with the 2011 Merger, Holdings underwent an internal recapitalization in which all preferred and common shares of Holdings were exchanged for shares of a single series of common stock of Holdings (the “Recapitalization”). As a result of the Recapitalization and 2011 Merger, all preferred and common stock (other than restricted stock) of the Company were cancelled and all shares of common stock of Holdings were converted into common stock of the Company. Immediately following the Recapitalization and 2011 Merger, the Company had 87,500,000 shares of common stock issued and outstanding, including 120,135 shares of restricted stock. The surviving corporation in the 2011 Merger retained the name “Bankrate, Inc.” The 2011 Merger was accounted for as a common control merger and in a manner similar to a pooling of interests. Accordingly, Holdings and Bankrate were consolidated retroactively to the earliest Successor period presented, using the historical cost basis of each entity. The common stock, per common share, and increase in authorized share amounts in these consolidated financial statements and notes to consolidated financial statements have been presented to retroactively reflect these transactions to the earliest Successor period presented.

In connection with the 2011 Merger and the initial public offering, the Company entered into a Fourth Amended and Restated Stockholders Agreement that provides the Company’s existing direct and indirect stockholders with certain rights, including rights of Ben Holdings S.à r.l., a stockholder of the Company, which is, in turn, controlled by Apax US VII, L.P., and Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. (the “Apax VII Funds”).

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Initial Public Offering

On June 22, 2011, the Company completed its initial public offering (“IPO”) whereby it and certain of its existing stockholders sold 22,994,455 shares of common stock at a public offering price of $15.00 per share, including 2,994,455 shares sold by certain of its existing stockholders upon the exercise of the underwriters’ option to purchase additional shares. The Company’s shares are traded on the New York Stock Exchange (NYSE) under the symbol “RATE.” The offer and sale of all of the shares in the IPO were registered under the Securities Act pursuant to a registration statement on Form S-1 (File No. 333-173550), which was declared effective by the SEC on June 16, 2011. Our portion of the net proceeds from the IPO was approximately $170.3 million after deducting underwriting discounts of $11.3 million and offering costs of $5.9 million. In addition, during the nine months ended September 30, 2011, we incurred costs associated with the IPO and S-4 registration statement in relation to our exchange offer, which included $34.7 million paid to Apax Partners, L.P. for termination of monitoring fees, merger and acquisition advisory services, IPO services for secondary shares, exchange offer advisory services, and other services provided to Bankrate’s management. The payment to APAX has been recorded in the following manner based on our best estimate of the time incurred and the value attributable to each transaction: $30.0 million as a part of acquisition, offering and related expenses and related party fees, $3.8 million netted against IPO proceeds and $917,000 to deferred financing costs. We used approximately $123.0 million of the net proceeds from the offering to repay the principal and accrued interest on our Senior Secured Notes (see Note 7). We intend to use the balance of the net proceeds from the offering for working capital and other general corporate purposes, including financing our growth.

As part of the 22,994,455 shares of common stock sold in the IPO, 10,494,455 shares of common stock were sold by certain existing stockholders at a public offering price of $15.00 per share, including 2,994,455 shares sold by the selling stockholders upon the exercise of the underwriters’ option to purchase additional shares. The Company did not receive any of the proceeds from the sale of such shares by the selling stockholders.

Holdings’ Acquisition of Bankrate (the “Acquisition”)

On July 22, 2009, Holdings, together with Ben Merger Sub, Inc., a Florida corporation and a wholly-owned subsidiary of Holdings (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bankrate. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions of the Merger Agreement, Merger Sub commenced a tender offer (the “Tender Offer”) to purchase all of Bankrate’s outstanding shares of common stock, par value $0.01 per share (the “Shares”), for $28.50 per share payable net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2009 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constituted the “Offer”). A total of 5,397,131 Shares (including 635,671 Shares tendered by notice of guaranteed delivery) were validly tendered and not withdrawn as of the expiration time, representing approximately 28% of the then outstanding Shares. As permitted by the Merger Agreement and the terms of the Offer, Merger Sub elected to take into account all Shares subject to the Non-Tender and Support Agreements entered into by certain directors and officers of Bankrate resulting in approximately 52% of the then outstanding Shares being validly tendered. Merger Sub accepted for payment all Shares that were validly tendered and not withdrawn prior to expiration of the Offer.

Subsequent to the expiration of the Offer, on August 25, 2009, Merger Sub exercised the option (the “Top-Up Option”) to purchase additional Shares directly from Bankrate. The Top-Up Option Shares, when

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

combined with the number of Shares owned by Holdings and Merger Sub immediately prior to the time of exercise of the Top-Up Option, resulted in Holdings owning more than 90% of Bankrate Shares. Pursuant to the Merger Agreement, Merger Sub merged with and into Bankrate (the “2009 Merger”) with Bankrate surviving the 2009 Merger as a wholly-owned subsidiary of Holdings. All remaining outstanding Shares not tendered in the Tender Offer (other than Shares owned by Holdings, Merger Sub, Bankrate, and certain of Bankrate’s officers and directors as set forth in the Support Agreements), were acquired for cash at the Offer Price after a 30-day notice period ending on September 25, 2009 and on the terms and conditions set forth in the Merger Agreement. The transaction was valued at approximately $576.2 million. The amount paid in cash by Holdings was $552.5 million with the remaining amount paid using Bankrate’s cash.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Bankrate, Inc., and subsidiaries Wescoco LLC, Mortgage Market Information Services, Inc., Interest.com, Inc., NetQuote Holdings, Inc., NetQuote Inc., CreditCards.com, Inc., CCRD Operating Company Inc., CreditCards.com Limited (United Kingdom), Freedom Marketing (United Kingdom), and Rate Holding Company (100% owner of Bankrate Information Consulting (Beijing) Co., Ltd.) after elimination of all intercompany accounts and transactions.

The 2011 Merger was accounted for as a common control merger and in a manner similar to a pooling of interests. Accordingly, Holdings and Bankrate were consolidated retroactively to the earliest Successor period presented using the historical cost basis of each entity.

In conjunction with the 2009 Merger, the acquisition of Bankrate by Holdings was accounted for on August 25, 2009, the date of which Holdings obtained control of Bankrate, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations. The assets and liabilities of Bankrate were adjusted to reflect Holdings’ basis in accordance with ASC 805. From July 17, 2009 (date of inception) to August 25, 2009, Holdings had no operating activity except for certain expenses incurred in the Acquisition. The Company is sometimes referred to as the “Successor” for periods on or after July 17, 2009, and the “Predecessor” for periods prior to August 25, 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We believe that the judgments, estimates and assumptions involved in the accounting for income taxes, the allowance for doubtful accounts receivable, useful lives of intangible assets and intangible asset impairment, goodwill impairment, acquisition accounting, and contingencies have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid debt investments purchased with an original maturity of less than three months to be cash equivalents. The carrying value of these investments approximates fair value. As of

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

December 31, 2010, our cash equivalents consisted of approximately $91.0 million of U.S. Treasury securities with 30-day maturities, approximately $1.3 million held in British pound sterling, $22.1 million of operating cash subject to the $250,000 FDIC insured deposit limit, and $350,000 held in Renminbi in China.

Allowance for Doubtful Accounts, net of recoveries

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of our customers to make required payments. We look at historical write-offs and sales growth when determining the adequacy of the allowance. Should the financial condition of our customers deteriorate, resulting in an impairment of their ability to make payments, or if the level of accounts receivable increases, the need for possible additional allowances may be necessary. Any additions to the allowance for doubtful accounts are recorded as bad debt expense and included in general and administrative expenses. During the year ended December 31, 2010, the period from July 17, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and year ended December 31, 2008 we charged approximately $776,000 (Successor), $126,000 (Successor), $540,000 (Predecessor), and $1.2 million (Predecessor), respectively, to bad debt expense, and wrote off approximately $12,000 (Successor), $0 (Successor), $683,000 (Predecessor), and $2.0 million (Predecessor), respectively, of accounts deemed uncollectible.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation, and are depreciated on a straight-line basis over the estimated useful lives of the assets which range from three to seven years. Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term or the estimated useful lives of the improvements. Certain equipment held under capital leases are classified as equipment and the related obligations are recorded as capital lease obligations.

Intangible Assets

Intangible assets consist primarily of domain names and URLs, customer relationships, affiliate relationships and developed technologies acquired in connection with the Acquisition and our subsequent acquisitions in 2010 (see Note 11). Intangible assets are being amortized over their estimated useful lives on both straight-line and accelerated bases.

Subsequent to the Acquisition, the asset categories and their estimated useful lives are as follows:

Successor Estimated Useful Life
Trademarks and URLs	10-23 years
Customer relationships	8-10 years
Affiliate network relationships	1-2 years
Developed technologies	3-6 years

See Impairment of Long-Lived Assets below for a discussion of impairment charges recorded by the Predecessor in the three months ended December 31, 2008.

Impairment of Long-Lived Assets Including Intangible Assets with Finite Lives

ASC 360, Property, Plant and Equipment, requires that long-lived assets including intangible assets with finite lives be amortized over their estimated useful life and reviewed for impairment. We continually monitor

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

events and changes in circumstances that could indicate carrying amounts of our long-lived assets including intangible assets with finite lives may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of such assets by determining whether the carrying value will be recovered through the undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of such assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets.

There was no impairment of long-lived assets including intangible assets with finite lives for the year ended December 31, 2010, the period from July 17, 2009 to December 31, 2009 and the period from January 1, 2009 to August 24, 2009. In the three months ended December 31, 2008, we recorded impairment charges of approximately $519,000 (Predecessor) related to certain developed technology and Internet domain names that we ceased using. In the three months ended December 31, 2008, we also recorded an impairment charge of approximately $1.9 million (Predecessor) related to customer relationships in our print publishing and licensing business due to the continuing trend of declining revenue and operating margins with no indications of improvement in the near future.

Goodwill

In accordance with ASC 350, Intangibles—Goodwill and Other, we review our goodwill for impairment annually, or more frequently, if facts and circumstances warrant a review, at the reporting unit level. Our annual impairment test is performed as of October 1st of each year. We have determined that we have one segment with one reporting unit. The provisions of ASC 350 require that a two-step test be performed to assess goodwill for impairment. First, the fair value of the reporting unit is compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The implied fair value of the reporting unit’s goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied value, an impairment loss equal to the difference will be recorded. Our impairment tests are based on the Company’s single operating segment and reporting unit structure. We performed impairment evaluations in 2010 and 2009, and concluded that there was no impairment of goodwill.

Website Development

We account for our website development costs under ASC 350-50, Intangibles—Goodwill and Other—Website Development Costs. ASC 350-50 provides guidance on the accounting for the costs of development of company websites, dividing the website development costs into five stages: (1) the planning stage, during which the business and/or project plan is formulated and functionalities, necessary hardware and technology are determined, (2) the website application and infrastructure development stage, which involves acquiring or developing hardware and software to operate the website, (3) the graphics development stage, during which the initial graphics and layout of each page are designed and coded, (4) the content development stage, during which the information to be presented on the website, which may be either textual or graphical in nature, is developed, and (5) the operating stage, during which training, administration, maintenance and other costs to operate the existing website are incurred. The costs incurred in the website application and infrastructure stage, the graphics development stage and the content development stage are capitalized; all other costs are expensed as incurred. The Company capitalized website development costs totaling approximately $2.6 million (Successor), $0 (Successor), $1.0 million (Predecessor), and $3.2 million (Predecessor) during the year ended December 31, 2010, the period from July 17, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and year ended December 31, 2008, respectively. These amounts are amortized over a three year period.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Basic and Diluted Earnings (Loss) Per Share

We compute basic earnings (loss) per share by dividing net income (loss) for the year by the weighted average number of shares outstanding for the year. Diluted earnings (loss) per share includes the effects of dilutive common stock equivalents, consisting of outstanding share-based awards, unrecognized compensation expense and tax benefits in accordance with ASC 718, Compensation – Stock Compensation, to the extent the effect is not antidilutive, using the treasury stock method.

The following table presents the computation of basic and diluted earnings (loss) per share:

	Successor		Predecessor
($ in thousands, except per share data)	Year ended December 31, 2010	Period from July 17 to December 31, 2009	Period from January 1 to August 24, 2009	Year ended December 31, 2008
Net (loss) income	$(21,397)	$(9,776)	$(34,584)	$19,621

Weighted average common shares outstanding for basic earnings per share calculation	71,494,223	43,692,073	18,862,259	18,848,125
Additional dilutive shares related to share-based awards	—	—	—	650,084

Weighted average common shares and equivalents outstanding for diluted earnings per share calculation	71,494,223	43,692,073	18,862,259	19,498,209

Basic and diluted earnings per share:
Basic	$(0.30)	$(0.22)	$(1.83)	$1.04
Diluted	(0.30)	(0.22)	(1.83)	1.01

The weighted average number of common shares outstanding used in computing diluted net loss per share equals basic earnings per share for the year ended December 31, 2010, the period from July 17, 2009 to December 31, 2009, and the period from January 1, 2009 to August 24, 2009. The weighted average number of common shares outstanding used in computing diluted net income per share for the year ended December 31, 2008 includes the shares resulting from the dilutive effect of outstanding share-based awards. For the year ended December 31, 2008, 716,500 shares attributable to the assumed exercise of outstanding stock options were excluded from the calculation of diluted net income per share because the effect was anti-dilutive. Additionally, 140,000 shares of restricted stock in 2008 were excluded from the calculation of diluted net income since the vesting of those shares was contingent on achieving certain market conditions (see Note 3).

Deferred Compensation Plan

During 2002, we established a non-qualified deferred compensation plan that permits eligible employees to defer a portion of their compensation. The deferred compensation liability (other non-current liabilities) was $183,000 and $174,000 at December 31, 2010 and 2009, respectively. We have established a grantor trust (Rabbi Trust) to provide funding for benefits payable under our non-qualified deferred compensation plan. The assets held in the trust amounted to $144,000 and $142,000 at December 31, 2010 and 2009, respectively. The Rabbi Trust’s assets consist of short-term cash investments and a managed portfolio of equity securities. These assets are included in other assets in the accompanying consolidated balance sheets.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Deferred Financing Costs

In connection with the acquisitions of NetQuote and CreditCards and the issuance of the Senior Secured Notes (Note 10), on July 13, 2010, the parties converted the Shareholder Notes (Note 9) into common shares and we fully amortized the remaining deferred financing costs in the amount of $436,000.

In connection with the issuance of the Senior Secured Notes on July 13, 2010, the Company incurred approximately $11.6 million in underwriting fees and direct costs that have been classified as deferred financing costs related to the issuance of the Senior Secured Notes, which are amortized to interest expense using the effective interest method over the term of the related debt.

During the year ended December 31, 2010 and the period from July 17, 2009 to December 31, 2009, we amortized approximately $700,000 (Successor) and $37,000 (Successor), respectively, in deferred financing costs which is recorded in interest expense. At December 31, 2010 and 2009, deferred financing costs had a balance of approximately $10.9 million and $489,000, respectively, and are included in other assets on the accompanying consolidated balance sheets.

Income Tax Expense (Benefit)

We account for income taxes in accordance with ASC 740, Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results, or the ability to implement tax-planning strategies varies, adjustments to the carrying value of the deferred tax assets and liabilities may be required. Valuation allowances are based on the “more likely than not” criteria of ASC 740.

The accounting for uncertain tax positions guidance under ASC 740 requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. We recognize interest and penalties on uncertain tax positions as a component of income tax expense.

Foreign Currency Translation

Our foreign operations generally use the local currency as their functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect on the balance sheet date. Income statement items are translated at the average exchange rates for the year. The impact of currency fluctuations is recorded in accumulated other comprehensive loss as a currency translation adjustment.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other gains and losses for foreign currency translation that, under generally accepted accounting principles, are excluded from net (loss) income.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

The components of comprehensive income (loss) for the year ended December 31, 2010, the period from July 17, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and year ended December 31, 2008 are as follows:

	Successor		Predecessor
($ in thousands)	Year ended December 31, 2010	Period from July 17 to December 31, 2009	Period from January 1 to August 24, 2009	Year ended December 31, 2008
Net (loss) income	$(21,397)	$(9,776)	$(34,584)	$19,621
Other comprehensive loss:
Foreign currency translation, net of tax of $493	(740)	—	—	—

Total comprehensive (loss) income	$(22,137)	$(9,776)	$(34,584)	$19,621

The components of accumulated other comprehensive loss as of December 31, 2010 and 2009 are as follows:

	December 31,
($ in thousands)	2010	2009
Foreign currency translation, net of tax of $493	$(740)	$—

Accumulated other comprehensive loss	$(740)	$—

Revenue Recognition

Online revenue made up 97% (Successor), 94% (Successor), 94% (Predecessor), and 95% (Predecessor) of total revenues during the year ended December 31, 2010, the period from July 17, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and year ended December 31, 2008, respectively. Online advertising is the sale of advertising, sponsorships, hyperlinks, and lead generation within our Online Network through Bankrate.com, Interest.com, Bankaholic.com, Mortgage-calc.com, CreditCardGuide.com, Nationwidecardservices.com, Creditcardsearchengine.com, Feedisclosure.com, Insureme.com, Bankrate.com.cn (China), CreditCards.com, Creditcards.ca, Netquote.com, and CD.com. The print publishing and licensing business is primarily engaged in the sale of advertising in the Mortgage Guide and CD & Deposit Guide rate tables, newsletter subscriptions, and licensing of research information.

No single customer accounted for more than 10% of total revenue for the periods presented. No material revenues were generated outside of the United States (see Note 6).

Online Revenue

Our online revenue is primarily derived from three monetization methods: display advertising, hyperlink advertising and lead generation advertising. In general, the amount of advertising we sell is a function of a number of market conditions including (1) the number of visitors to our Online Network, (2) the number of ad pages we serve to those visitors, (3) the click-through rate of our visitors on hyperlinks, (4) the number of advertisements per page, (5) the rate at which visitors apply for financial product offerings, and (6) advertiser demand.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Display advertising on our Online Network consists primarily of leader boards, sponsorship banners, badges, islands, posters and skyscraper advertisements. These advertisements are sold to advertisers on a cost-per-thousand impressions (“CPM”) and to a lesser extent on a fixed-billed campaign basis. Display advertising sales are invoiced monthly at amounts based on specific contract terms predominantly based on the number of impressions actually delivered to the advertiser and to a lesser extent (less than 1.2% of total online revenue for all periods presented), on a contractual fixed bill basis. Revenue is recognized monthly based on the actual number of impressions delivered with any undelivered contracted billed impressions deferred on the Balance Sheet and recognized when impressions are delivered. We monitor fixed bill campaigns weekly and strive to match our fixed bill contracted impression terms to actual impressions delivered and make changes to our delivery schedule so that actual delivery and contracted impressions remain relatively consistent.

We also sell hyperlink advertising (interest rate table listings, credit card and insurance company listings) on our Online Network on a cost-per-click (“CPC”). Revenue is earned each time a visitor to our Online Network clicks on a rate table listing, net of invalid clicks. We also sell text links on our rate pages to advertisers on a CPC basis. Advertisers enter an auction bidding process on a third-party website for placement of their text link based on the amount they are willing to pay for each click-through to their website. We recognize revenue monthly for each text link based on the number of clicks, at the CPC contracted price.

Additionally, we sell lead generation advertising on a “per action” basis (i.e., a consumer application for a credit card, mortgage or insurance product) when a visitor to our Online Network completes an application for one of our advertisers’ products. Revenue is recognized monthly based on the number of actions reported by the advertiser, subject to our verification. We are also involved in revenue sharing arrangements with our online partners where the consumer uses co-branded sites hosted by us. Revenue is effectively allocated to each partner based on the revenue earned from each site. The allocated revenue is shared according to distribution agreements. Revenue is recorded at gross amounts and partnership payments are recorded in cost of revenue, pursuant to the provisions of ASC 605-45, Revenue Recognition—Principal Agent Considerations.

We also generate revenue by delivering measurable online marketing results to our clients in the credit card and personal insurance verticals. These results are typically in the form of qualified leads or clicks, the outcomes of customer prospects submitting requests on, or to be contacted regarding a quote of a personal insurance product or an application for a credit card. These qualified leads are generated from our marketing activities on our websites or on third party websites with whom we have relationships. For credit cards, clients primarily pay us for leads that they can convert into customers. For credit card issuers that pay on a per approved application basis, revenue is earned and recognized when a credit card application is approved for issuance. For customers that pay on a per application or per click-through basis, revenue is recognized at the moment such activity is completed. For personal insurance products, clients pay us on a per lead basis whether or not they convert into customers. Revenue is recognized from each lead at the time the consumer information is delivered to the insurance agent and the Company has no further obligation to the consumer or insurance agent. Our customers may apply for credits on leads that are invalid. Revenue is reduced by credits matched to the month the lead was delivered. Depending on the product, advertisers have between 5 and 10 days following month end to request credit for a lead purchased in the previous month, after which they can no longer request or be granted a credit. We partner with vertical content websites that attract Internet visitors from organic search engine rankings due to the quality and relevancy of their content to search engine users. With these partners, we have entered into revenue sharing arrangements based on the revenue earned from their leads. Revenue is recorded at gross amounts and partnership payments are recorded in cost of revenue, pursuant to the provisions of ASC 605-45. In certain instances, customers prepay for our services and these unearned amounts are booked as deferred revenue and customer deposits.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Print Publishing and Licensing Revenue

Print publishing and licensing revenue represents advertising revenue from the sale of advertising in the Mortgage Guide and CD & Deposit Guide (formerly called Consumer Mortgage Guide) rate tables, newsletter subscriptions, and licensing of research information. We charge a commission for placement of the Mortgage Guide and CD & Deposit Guide in a print publication. Advertising revenue and commission income is recognized when the Mortgage Guide and CD & Deposit Guide run in the publication. Revenue from our newsletters is recognized ratably over the period of the subscription, which is generally up to one year. Revenue from the sale of research information is recognized ratably over the contract period.

We also earn fees from distributing editorial rate tables that are published in newspapers and magazines across the United States, from paid subscriptions to three newsletters, and from providing rate surveys to institutions and government agencies. In addition, we license research data under agreements that permit the use of rate information we develop to advertise the licensee’s products in print, radio, television, and website promotions. Revenue for these products is recognized ratably over the contract/subscription periods.

Marketing Expenses

Marketing costs represent expenses associated with expanding brand awareness of our products and services to consumers and include key word (pay-per-performance) campaigns on Internet search engines, print and Internet advertising, marketing and promotion costs. Marketing costs are expensed as incurred. During the year ended December 31, 2010, the period from July 17, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and year ended December 31, 2008 we incurred approximately $19.2 million (Successor), $2.4 million (Successor), $4.3 million (Predecessor), and $9.4 million (Predecessor), respectively, in direct advertising expense.

Segment Reporting

Through the three months ended September 30, 2008, the Predecessor operated in two reportable business segments: online publishing, and print publishing and licensing. The online publishing segment was primarily engaged in the sale of advertising, sponsorships, leads and hyperlinks, and the print publishing and licensing segment is primarily engaged in the sale of advertising in the Mortgage Guide and CD & Deposit Guide rate tables, newsletter subscriptions, and licensing of research information. Prior to certain acquisitions in 2007 and 2008, the print publishing and licensing business represented as much as 20% of consolidated revenue. Subsequent to that time, the Predecessor acquired six online businesses that significantly increased our online revenue by enhancing our existing product lines as well as adding lead generating businesses in the credit card and insurance product lines. Print publishing and licensing revenue dropped to under 5% of consolidated revenue for the three months ended December 31, 2008.

Since that time the Predecessor and the Successor have operated in one reportable business segment. We made certain changes in our organizational structure. We evaluate the operating performance of our business as a whole. Our chief operating decision maker (i.e., chief executive officer) reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by type for purposes of allocating resources and evaluating financial performance. There are no business unit managers who are held accountable by our chief operating decision maker, or anyone else, for operations, operating results, budgeting and strategic planning for levels or components below the consolidated unit level.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Fair Value Measurement

The carrying amounts of cash, accounts receivable, accrued interest, note payable to Parent and accounts payable approximate estimated fair value. The U.S. Treasury securities are measured using quoted market prices available on active markets. In measuring the fair value of the Senior Secured Notes, the Company used market information. These estimates require considerable judgment in interpreting market data, and changes in assumptions or estimation methods could significantly affect the fair value estimates.

The following table presents estimated fair value, and related carrying amounts, as of December 31, 2010 and December 31, 2009:

	December 31, 2010		December 31, 2009
($ in thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$115,630	$115,630	$77,690	$77,690
Accounts receivable	42,731	42,731	13,394	13,394

Financial liabilities:
Shareholder Notes	$—	$—	$222,011	$222,011
Senior secured notes	297,417	331,500	—	—
Accrued interest	16,393	16,393	10,837	10,837

Significant Accounting Policies Applicable Only to Predecessor

Stock Based Compensation

We account for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Under the fair value recognition provisions of ASC 718, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period, which is generally the vesting period. The valuation provisions of ASC 718 apply to new grants and to grants that were outstanding as of the effective date of ASC 718 and are subsequently modified. See Note 3 for further information regarding our share-based compensation assumptions and expense.

New Accounting Pronouncements

Recently Adopted Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820)—Fair Value Measurements and Disclosures, to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity. Those disclosures are effective for fiscal years beginning after December 15, 2010. The implementation of ASU 2010-06 did not have a material impact on the Company’s consolidated financial statements. The Company does not expect the adoption of the standard relative to Level 3 investments to have a material impact on the Company’s consolidated financial statements.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Recently Issued Pronouncements, Not Adopted as of December 31, 2010

In October 2009, the FASB issued ASU 2009-13 (an update to ASC 605-25), Revenue Recognition: Multiple-Element Arrangements, which is effective for annual periods beginning on or after June 15, 2010; however, early adoption is permitted. In arrangements with multiple deliverables, ASU 2009-13 permits entities to use management’s best estimate of selling price to value individual deliverables when those deliverables have never been sold separately or when third-party evidence is not available. In addition, any discounts provided in multiple-element arrangements will be allocated on the basis of the relative selling price of each deliverable. The Company does not expect the adoption of ASU - 2009-13 to have a material impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other (Topic 350)—When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. ASU 2010-28 modifies Step 1 of the goodwill impairment test so that for those reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not based on an assessment of qualitative indicators that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. We do not expect the adoption of this guidance to have a material impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations (ASC Topic 805, “Business Combinations”). The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010, however, the Company is currently following this guidance.

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and others (Topic 350)—Testing Goodwill for Impairment. The amendments permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. As permitted under ASU 2011-08, the Company intends to early adopt this ASU as of October 1, 2011. The adoption of ASU 2011-08 is not expected to have a material impact on the Company’s condensed consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS’s. ASU 2011-04 amends Topic 820, Fair Value Measurement to change the wording used to describe the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments include wording changes that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and those that change a particular principle or requirement for measuring fair value or

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

for disclosing information about fair value measurements. The amendments are effective during interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 is not expected to have a material impact on the Company’s condensed consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 amends Topic 220, Comprehensive Income, to give an entity the option for presenting the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment in this update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The adoption of ASU 2011-05 is not expected to have a material impact on the Company’s condensed consolidated financial statements.

Note 3—Stock Based Compensation

Stock Options

All stock options outstanding as of August 24, 2009 were settled in the Acquisition and none have been issued to December 31, 2010.

Prior to the Acquisition, the Company maintained a stock option program. Our stock option program was a long-term retention program that was intended to attract, retain and provide incentives for directors, officers and employees in the form of incentive and non-qualified stock options and restricted stock. Until June 17, 2008, when our stockholders approved the 2008 Equity Compensation Plan (the “2008 Plan”), we granted stock options from the Second Amended and Restated 1999 Equity Compensation Plan (the “1999 Plan”) and the 1997 Equity Compensation Plan (the “1997 Plan”). The 1997 Plan terminated in 2007, the 1999 Plan terminated in March 2009, and the 2008 Plan was terminated when all options were settled effective with the acquisition of the Company as described in Note 11.

Restricted Stock

In April 2007, we awarded 200,000 shares of restricted common stock to seven executive officers. The awards have an eight-year term and only vest if, at any point during the term of the award, the closing price of our stock is at or above the following specific thresholds for ninety consecutive days; $44.00—25% of award shares vest; $50.00—33% of award shares vest; $56.00—remaining 42% of award shares vest. Once the specific threshold has been satisfied, the applicable percentage of award shares vest as follows; one-third upon satisfying the incremental threshold; one-third on the first anniversary of satisfying the incremental threshold; and the remaining one-third on the second anniversary of satisfying the incremental threshold. The awards also vest on a change in control provided certain conditions are met. We valued the awards using a Monte Carlo simulation model that used the following assumptions: volatility factor—61.8% based on a weighted average of historical stock price volatility and implied volatility in market traded options; risk-free interest rate—4.73% on U.S. Treasury constant maturity issues having remaining terms similar to the expected term of the awards; and the dividend yield is 0%. The weighted average grant date fair value was $35.59 and the weighted average expected time to vest as of grant date was 2.37 years.

In April 2008, all seven restricted stock award agreements were amended to provide for vesting of 40,000 shares as follows: 10,000 shares upon the earlier of (i) the date on which the $44 threshold is satisfied or

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

(ii) April 30, 2009; 13,200 shares upon the earlier of (i) the date on which the $50 threshold is satisfied or (ii) April 30, 2009; and 16,800 shares upon the earlier of (i) the date on which the $56 threshold is satisfied; or (ii) April 30, 2009. The incremental stock based compensation expense related to the modification was approximately $91,000.

In August 2008, a restricted stock award agreement for 25,000 shares was amended pursuant to the terms of a Severance and General Release Agreement (the “Agreement”) for one of the executive officers. The Agreement provided for post-termination vesting of 5,000 shares on April 30, 2009. The grant date fair value of the 20,000 shares forfeited was approximately $712,000. Approximately $158,000 of compensation expense was recorded related to the modification and approximately $307,000 of previously recognized compensation expense was reversed.

In February 2009, all six restricted stock award agreements were again amended to provide for vesting of the remaining 140,000 shares as follows: 35,000 shares upon the earlier of (i) the date on which the $44 threshold is satisfied or (ii) April 30, 2009; 35,000 shares upon the earlier of (i) the date on which the $50 threshold is satisfied or (ii) April 30, 2010; 35,000 shares upon the earlier of (i) the date on which the $56 threshold is satisfied or (ii) April 30, 2011; and 35,000 shares upon the earlier of (i) the date on which the $56 threshold is satisfied or (ii) April 30, 2012. The incremental stock based compensation expense related to the modification was $776,000, which was recorded during the period from January 1, 2009 to August 24, 2009.

Also in February 2009, we awarded 110,000 shares of restricted common stock to three executive officers. The awards have a 7-year term and vest as follows: 29,792 shares on April 30, 2010; 27,500 shares on April 30, 2011; 27,500 shares on April 30, 2012; and 25,208 shares on April 30, 2013. The awards also vest on a change in control provided certain conditions are met. We valued these awards at $27.75, the grant date fair value and the weighted average expected time to vest was 2.31 years. We also awarded 17,499 shares of restricted common stock to seven executive officers. The awards have a 7-year term and vest as follows: 6,319 shares on February 11, 2010; 5,833 shares on February 11, 2011; and 5,347 shares on February 11, 2012. The awards also vest on a change in control provided certain conditions are met. We valued these awards at $27.75, the grant date fair value and the weighted average expected time to vest was 1.81 years.

In accordance with the amendments to the restricted stock agreements described above, 70,000 shares vested on April 30, 2009 (excluding the 5,000 shares that vested pursuant to the Agreement described above). Since the vesting date was within a Blackout Period, as defined, in the Bankrate, Inc. Insider Trading Policy, the shares were distributed, and tax withholdings were calculated, on May 12, 2009. We withheld 23,982 shares to cover tax withholdings and issued 46,018 shares to the executive officers.

On July 15, 2009, we awarded 30,000 shares of restricted stock to an executive officer. The award has a 7-year term and vests as follows: 7,500 shares on July 15, 2010; 7,500 shares on July 15, 2011; 7,500 shares on July 15, 2012; and 7,500 shares on July 15, 2013. The awards also vests on a change in control provided certain conditions are met. We valued this award at $24.96, the grant date fair value, and the weighted average expected time to vest was 2.5 years.

Stock based compensation expense was approximately $2.4 million and $2.8 million for the period from January 1, 2009 to August 24, 2009 and the year ended December 31, 2008, respectively, related to the restricted stock awards. There was no share-based compensation expense during the year ended December 31, 2010 and for the period from July 17, 2009 to December 31, 2009.

Effective with the Acquisition as described in Note 11, all the restricted stock shares were settled in cash.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Stock Based Compensation

We use the Black-Scholes option pricing model to determine the fair value of our stock options. The determination of the fair value of the awards on the date of grant using an option-pricing model is affected by the price of our common stock, as well as assumptions regarding a number of complex and subjective variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, expected dividends and the estimated forfeiture rate.

We estimated the expected term of outstanding stock options by taking the average of the vesting term and the contractual term of the option, as illustrated in ASC 718, Compensation—Stock Compensation. We use the simplified method to estimate the expected term for employee stock option grants as adequate historical experience is not available to provide a reasonable estimate. We will continue to apply the simplified method until enough historical experience is available to provide a reasonable estimate of the expected term for stock option grants. We estimated the volatility of our common stock by using a weighted average of historical stock price volatility and implied volatility in market traded options in accordance with ASC 718. The decision to use a weighted average volatility factor was based upon the relatively short period of availability of data on actively traded options on our common stock, and our assessment that implied volatility is more representative of future stock price trends than historical volatility. We based the risk-free interest rate used in the option pricing model on U.S. Treasury constant maturity issues having remaining terms similar to the expected terms of the options. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest. All share-based payment awards are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period.

If factors change and we employ different assumptions for estimating share-based compensation expense in future periods or if we decide to use a different valuation model, the future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and net income per share.

The following table provides the weighted average fair value of the stock options granted using the Black-Scholes option pricing model together with a description of the weighted average assumptions used to calculate the fair value.

	Predecessor
	Period from January 1 to August 24, 2009	Year ended December 31, 2008
Weighted Average Assumptions:
Weighted average grant date fair value	$16.90	$25.54
Expected volatility	58%	58%
Risk free rate	1.7%	2.9%
Expected lives	4.2 years	4.99 years
Expected dividend yield	0%	0%

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

The stock based compensation expense for stock options and restricted stock awards recognized in our consolidated statements of income was as follows:

	Predecessor
($ in thousands)	Period from January 1 to August 24, 2009	Year ended December 31, 2008
Cost of revenue:	$2,958	$1,963
Operating expenses:
Sales	5,540	2,206
Marketing	890	760
Product development	948	1,068
General and administrative	12,178	7,420

Total share-based compensation expense	$22,514	$13,417

Included in stock based compensation expenses for the period from January 1, 2009 to August 24, 2009 is $16.3 million due to the recognition of unamortized compensation costs as the acquisition of the Company triggered the change in control provisions of the stock based compensation instruments and resulted in the immediate acceleration of the vesting.

Pursuant to the income tax provisions of ASC 718, we follow the “long-haul method” of computing our hypothetical additional paid-in capital, or APIC, pool. The total fair value of stock options that vested during the period from January 1 to August 24, 2009 and in the year ended December 31, 2008, was approximately $8.0 million (Predecessor) and $8.0 million (Predecessor), respectively, excluding the impact of the vesting acceleration at the time of the Acquisition.

Stock option activity was as follows:

	Number of Shares	Price Per Share	Weighted Average Exercise Price	Aggregate Intrinsic Value
Balance, December 31, 2007	2,384,684	$0.85 - $47.47	$19.61
Granted	687,500	38.90 - 53.68	49.04
Exercised	(105,592)	0.85 - 38.43	18.91
Forfeited	(122,982)	14.96 - 53.68	47.87
Expired	—	—	—

Balance, December 31, 2008	2,843,610	$0.85 - $53.68	$25.52
Granted	67,500	26.61 - 38.93	36.61
Exercised	(133,291)	0.85 - 27.26	17.18
Forfeited	(237,264)	18.44 - 53.68	51.73
Expired	—	—	—

Balance, August 24, 2009	2,540,555	$0.85 - $53.68	$23.80
Granted	—	—	—
Exercised	(1,326,803)	0.85 - 27.26	9.01
Forfeited	(1,213,752)	28.91 - 53.68	33.86
Expired	—	—	—

Balance, December 31, 2009	—		$—	$—

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

The aggregate intrinsic value of stock options exercised during the period from July 17, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and year ended December 31, 2008, was approximately $25.9 million (Successor), $1.6 million (Predecessor) and $2.3 million (Predecessor), respectively.

Effective with the Acquisition of the Company as described in Note 11, all outstanding “in-the-money” stock options were settled with cash, and all outstanding “out-of-money” stock options were cancelled.

Note 4—Financial Statement Details

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,
($ in thousands)	2010	2009
Prepaid income taxes	$1,243	$26,512
Other	4,246	3,047

	$5,489	$29,559

Allowance for Doubtful Accounts

Allowance for doubtful accounts activity consisted of the following:

	Successor		Predecessor
($ in thousands)	Year ended December 31, 2010	Period from July 17 to December 31, 2009	Period from January 1 to August 24, 2009	Year ended December 31, 2008
Balance, beginning of period	$129	$—	$1,566	$2,290
Provision	776	126	540	1,225
Write-offs	(12)	—	(683)	(1,961)
Recoveries	50	3	24	12

Balance, end of period	$943	$129	$1,447	$1,566

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment consisted of the following:

	December 31,
	2010	2009
($ in thousands)
Furniture and fixtures	$493	$283
Computers and software	7,471	2,403
Equipment	166	152
Leasehold improvements	988	161

	9,118	2,999
Less accumulated depreciation	(2,797)	(330)

	$6,321	$2,669

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Depreciation expense was approximately $2.5 million (Successor), $330,000 (Successor), $1.4 million (Predecessor) and $1.2 million (Predecessor), for the year ended December 31, 2010, the period from July 17, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and the year ended December 31, 2008, respectively.

The net book value of equipment recorded under capital leases was approximately $102,000 and $112,000 at December 31, 2010 and 2009, respectively.

Intangible Assets

Intangible assets consisted of the following at December 31, 2010:

($ in thousands)	Cost	Accumulated Amortization	Net	Weighted Average Amortization Period Years
Trademarks and URLs	$178,823	$(8,289)	$170,534	20.6
Customer relationships	202,390	(21,728)	180,662	8.8
Agent/vendor relationships	10,490	(8,944)	1,546	1.5
Developed technologies	16,100	(3,097)	13,003	4.7

	$407,803	$(42,058)	$365,745	13.6

Intangible assets consisted of the following at December 31, 2009:

				Weighted Average
		Accumulated		Amortization Period
($ in thousands)	Cost	Amortization	Net	Years
Trademarks and URLs	$99,131	$(1,528)	$97,603	23.0
Customer relationships	115,200	(4,521)	110,679	9.1
Affiliate network relationships	10,400	(2,875)	7,525	1.4
Developed technologies	9,100	(535)	8,565	6.0

	$233,831	$(9,459)	$224,372	14.5

Amortization expense was approximately $32.7 million (Successor), $9.5 million (Successor), $6.9 million (Predecessor) and $8.0 million (Predecessor), for the year ended December 31, 2010, the period from July 17, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and the year ended December 31, 2008, respectively.

Future amortization expense as of December 31, 2010 is expected to be:

($ in thousands)	Amortization Expense
Year Ending December 31,
2011	$37,683
2012	36,227
2013	35,181
2014	33,894
2015	33,356
Thereafter	189,404

Total expected amortization expense of intangible assets	$365,745

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Goodwill

Goodwill activity consisted of the following:

($ in thousands)	Successor
Balance, December 31, 2009	$349,749
Acquisition of Bargaineering.com	290
Acquisition of InsuranceQuotes.com	65
Acquisition of Netquote Holdings, Inc.	133,184
Acquisition of Creditcards.com, Inc.	75,795
Acquisition of InfoTrak	285
Disposal of Savingforcollege.com	(200)

Balance, December 31, 2010	$559,168

In association with the sale of Savingforcollege.com during the year ended December 31, 2010 (Successor), we wrote off $200,000 of goodwill that was attributable to Savingforcollege.com. In association with the Bankrate Acquisition, we recorded goodwill of $349,749 during the Successor period of July 17, 2009 through December 31, 2009. There was a $30,000 increase in the carrying value of goodwill ($101,856,000 to $101,886,000) during the Predecessor period of January 1, 2009 through August 24, 2009.

Accrued Expenses

Accrued expenses consisted of the following:

	December 31,
($ in thousands)	2010	2009
Accrued payroll and related benefits	$6,743	$998
Accrued vacation	675	588
Sales commissions	424	424
Marketing	2,210	435
Due to distribution partners	1,286	1,169
Advisory fees—related parties	—	1,390
Professional fees	590	292
Deferred rent	607	637
Legal fees	961	532
Transaction related costs	824	—
Restructuring expenses	369	—
Franchise taxes	336	—
Legal settlements	—	2,000
Income taxes	995	—
Other	1,123	457

	$17,143	$8,922

The increase in accrued payroll and related benefits is due to bonuses accrued under the Management Incentive Plan during 2010.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Note 5—Income Taxes

Income (loss) before income taxes includes losses from foreign operations of approximately $1.3 million (Successor), $324,000 (Successor), $554,000 (Predecessor), and $712,000 (Predecessor) for the year ended December 31, 2010, the period from July 17, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and the year ended December 31, 2008, respectively. The components of the income tax expense (benefit) are as follows:

	Successor		Predecessor
($ in thousands)	Year ended December 31, 2010	Period from July 17 to December 31, 2009	Period from January 1 to August 24, 2009	Year ended December 31, 2008
Current:
Federal	$3,758	$(3,784)	$(12,539)	$15,179
State	152	(1,153)	(2,599)	3,544

Total current	3,910	(4,937)	(15,138)	18,723

Deferred:
Federal	(6,811)	(1,349)	9,996	(3,284)
State	(750)	(109)	1,108	(455)
Foreign	—	(114)	(188)	59

Total deferred	(7,561)	(1,572)	10,916	(3,680)

Total income tax expense (benefit)	$(3,651)	$(6,509)	$(4,222)	$15,043

The difference between income tax expense (benefit) computed at the statutory rate and the reported income tax expense (benefit) is as follows:

	Successor		Predecessor
($ in thousands)	Year ended December 31, 2010	Period from July 17 to December 31, 2009	Period from January 1 to August 24, 2009	Year ended December 31, 2008
Income taxes at statutory rate	$(8,767)	$(5,700)	$(13,582)	$12,133
State income taxes, net of federal benefit	(715)	(789)	(1,157)	2,068
Stock compensation	—	—	405	—
ISO conversion	—	—	(797)	—
Non deductible items related to acquisition	2,082	13	6,418	945
Uncertain tax positions	986	—	4,779	—
Non-deductible dividend	2,796	—	—	—
Change in deferred asset effective rate and other	(33)	(33)	(288)	(103)

Total income tax expense (benefit)	$(3,651)	$(6,509)	$(4,222)	$15,043

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consisted of the following:

	December 31,
($ in thousands)	2010	2009
Deferred tax assets (liabilities):
Allowance for doubtful accounts	$367	$50
Accrued expenses	477	345
Prepaid expenses	(324)	(106)
Net operating loss carryforwards	13,183	634
Accrued contingencies	2,623	6,820

Total current deferred tax assets	16,326	7,743
Intangibles acquired	(94,308)	(61,147)
Depreciation and amortization	13,003	5,731

Total non-current deferred tax liabilities	(81,305)	(55,416)

Net deferred tax liabilities	$(64,979)	$(47,673)

Total deferred tax assets and total deferred tax liabilities components of net deferred tax liabilities are as follows:

	December 31,
($ in thousands)	2010	2009
Deferred tax assets:
Total current assets	$16,650	$7,849
Total noncurrent assets	13,003	5,731

Valuation allowance	—	—

	29,653	13,580

Deferred tax liabilities:
Total current deferred liabilities	(324)	(106)
Total noncurrent deferred liabilities	(94,308)	(61,147)

	(94,632)	(61,253)

Total net deferred tax liabilities	$(64,979)	$(47,673)

As required by ASC 740, Income Taxes, we recognize deferred tax assets on the balance sheet if it is more likely than not that they will be realized on future tax returns. The factors used to assess the likelihood of realization are the reversing impact of our deferred tax liabilities, our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Management believes it is more likely than not that we will realize the benefits of our net deferred tax assets, and thus no valuation allowance was recorded at December 31, 2010. As of December 31, 2009 and December 31, 2010, we had net operating loss carry forwards of $0 and $30.8 million, respectively, for federal income tax purposes, and we had net operating loss carry forwards of $44.3 million and $67.0 million, respectively, for state income tax purposes. These carry forwards will begin to expire in 2025. Certain net operating loss carry forwards are subject to the limitations of the IRC Section 382.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

As required by ASC 740, we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. During the year ended December 31, 2010 and the period from January 1, 2009 to August 24, 2009, we recorded a $794,000 (Successor) and $4.8 million (Predecessor) liability for unrecognized tax benefits in connection with the acquisition of NetQuote and CreditCards in 2010 and the Acquisition as described in Note 11. As of December 31, 2010 and 2009, our liability, including interest and penalties, for unrecognized tax benefits was $5.8 million and $4.8 million. Our total net unrecognized tax benefits are classified as other liabilities in the consolidated balance sheet.

	Successor		Predecessor
($ in thousands)	Year ended December 31, 2010	Period from July 17 to December 31, 2009	Period from January 1 to August 24, 2009
Unrecognized tax benefits, beginning balance	$4,779	$4,779	$—
Gross increases—current year tax positions	794	—	4,779

Unrecognized tax benefits, ending balance	$5,573	$4,779	$4,779

We are subject to income taxes in the U.S. federal jurisdiction, various state, and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2007. On June 18, 2010, the Internal Revenue Service (“IRS”) notified us of an examination into the 2009 tax year. The IRS is currently in its data collection stage. We cannot presently estimate the outcome of this examination.

We recognize interest and penalties (if any) on uncertain tax positions as a component of income tax expense. Interest and penalties recognized on uncertain tax positions during the year ended December 31, 2010, the period from July 17, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009, were $192,000 (Successor) , $0 (Successor) and $0 (Predecessor), respectively.

Note 6—Geographic Data and Concentration

No single country outside of the U.S. accounted for more than 10% of revenue during the year ended December 31, 2010, the period from July 17, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and the year ended December 31, 2008. There was no single customer that accounted for more than 10% of net sales during the year ended December 31, 2010, the period from July 17, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and the year ended December 31, 2008; however, two customers’ accounts receivable balances each constituted more than 10% of the accounts receivable balance at December 31, 2010.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Revenue and long-lived assets related to the U.S. and international operations and revenue by type for the year ended December 31, 2010, the period from July 17, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and the year ended December 31, 2008, are as follows:

	Successor		Predecessor
($ in thousands)	Year ended December 31, 2010	Period from July 17 to December 31, 2009	Period from January 1 to August 24, 2009	Year ended December 31, 2008
Revenue:
U.S.	$217,220	$43,795	$87,611	$166,832
International	3,378	42	35	23

	$220,598	$43,837	$87,646	$166,855

Long lived assets:
U.S.	$927,354	$576,519	$184,909	$187,461
International	3,880	271	268	263

Balance, end of period	$931,234	$576,790	$185,177	$187,724

Revenue:
Online	$213,579	$41,369	$82,618	$158,053
Print	7,019	2,468	5,028	8,802

	$220,598	$43,837	$87,646	$166,855

Note 7—Restructuring Charges

During the year ended December 31, 2010, the Company terminated 81 employees to achieve cost synergies as a result of the acquisitions of NetQuote and CreditCards. We have exited two building facilities. In accordance with ASC 420, Exit or Disposal Cost Obligations, generally “a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred.” Accordingly, during 2010, we recorded $3.3 million (Successor) in expense for severance-related costs for terminated employees and other associated costs that are included in restructuring charges of the accompanying consolidated statement of operations and paid $2.9 million during the year ended December 31, 2010. We expect to pay the remaining $369,000 of restructuring obligations during 2011. The restructuring charge and their utilization are summarized as follows:

($ in thousands)	Liability Balance at Beginning of Period	Restructuring Charges	Utilized	Liability Balance at End of Period
Balance at December 31, 2009	$—	$—	$—	$—
One-time termination benefits	—	2,760	(2,431)	329
Other associated costs	—	528	(488)	40

Balance at December 31, 2010	$—	$3,288	$(2,919)	$369

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Note 8—Commitments and Contingencies

Legal Proceedings

Lower Fees, Inc. Litigation

On or about November 20, 2008, Lower Fees, Inc. (“LF”) filed in the Circuit Court in and for Palm Beach County, Florida a civil action against the Company, Bankrate’s Chief Executive Officer and Chief Financial Officer, alleging “fraud in the inducement” by the defendants in respect of the Company having entered into an asset purchase agreement with LF dated February 5, 2008 (the “Asset Purchase Agreement”). Pursuant to the Asset Purchase Agreement, the Company purchased certain assets and assumed certain liabilities of LF and made a cash payment of the consideration specified in the agreement. Following a motion by Bankrate to dismiss the complaint as baseless and failing to state a claim, on March 23, 2009, the court dismissed the complaint, and allowed LF 30 days within which to file an amended complaint. LF filed an amended complaint on April 22, 2009 which was dismissed on October 9, 2009. LF filed another amended complaint on November 6, 2009, which sought relief in the form of rescission of the transaction and attorneys’ fees and which was dismissed with prejudice on March 23, 2010. On or about April 21, 2010, LF filed a notice of appeal of the court’s March 23 order (the “Appeal”).

On April 30, 2010, LF sent a letter to us (the “LF Letter”) asking for indemnification under Paragraph 6.3 of the Asset Purchase Agreement for the same alleged “misrepresentations” it had alleged in its prior complaints in the civil action. The amount the LF Letter claims LF will incur as losses is $8.2 million. The LF Letter also asks for payment of $900,000 and $180,000 to Michael Kratzer, one of the owners of LF, in respect of his former employment with us. On May 14, 2010, we responded to the LF Letter denying the allegations in full.

The parties have filed their briefs in the Appeal and the case is awaiting decision by the appellate court. Oral arguments were heard in July 2011. On October 19, 2011 the fourth District Court of Appeals reversed the trial court’s dismissal of the complaint and directed the trial court to proceed with the case. On November 3, 2011, Bankrate filed a motion for rehearing. We will continue to vigorously defend the Appeal and the requests of the LF Letter. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

On March 9, 2011, LF filed a civil action against the Company styled: Lower Fees, Inc., Plaintiff, vs. Bankrate, Inc., Defendant, in the Circuit Court of the Fifteen Judicial Circuit in and for Palm Beach County (the “New LF Lawsuit”). In the New LF Lawsuit, LF alleges that the Company breached a duty of good faith to operate a website transferred under the Asset Purchase Agreement to generate revenues that would have resulted in the Company having to pay LF certain earn-out payments under the Asset Purchase Agreement. The New LF Lawsuit is in its very early stages. LF seeks relief in the form of unspecified damages suffered, pre-judgment interest, attorneys’ fees, and costs. The Company will vigorously defend the New Lawsuit and currently intends to file a motion to dismiss the New LF Lawsuit. The motion for summary judgment was heard in July 2011 and the Company is awaiting a ruling from the court. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

BanxCorp Litigation

On or about July 20, 2007, BanxCorp, an online publisher of rate information provided by financial institutions with respect to various financial products, filed suit against Bankrate in the United States District Court for the District of New Jersey alleging violations of Federal and New Jersey State antitrust laws, including

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

the Sherman Act and the Clayton Act (the “Complaint”). In the Complaint, BanxCorp seeks injunctive relief, treble damages in an unspecified amount, and attorneys’ fees and costs. BanxCorp alleges that it has been injured as a result of monopolistic and otherwise anticompetitive conduct on the part of Bankrate. Specifically, BanxCorp alleges that Bankrate has engaged in illegal predatory pricing, vendor lock-in, exclusionary product and distribution bundling and tie-in arrangements, anticompetitive acquisitions and market division agreements.

On October 19, 2007, Bankrate filed a motion to dismiss the Complaint for failure to state a claim, That motion to dismiss has been fully briefed and was submitted to the Court on January 25, 2008. On July 7, 2008, the Court issued an opinion in which it found that the complaint failed to state claims under the Sherman Act, but denied the motion to dismiss and directed the plaintiff to file an amended complaint providing greater detail regarding the Sherman Act claims and certain other claims. On August 21, 2008, the plaintiff filed a first amended complaint (the “First Amended BanxCorp Complaint”). In the First Amended BanxCorp Complaint, the plaintiff added new causes of action under the Sherman Act, including a cause of action alleging that Bankrate conspired with some 90 online media outlets to fix prices in connection with the publication of bank rate tables. Bankrate moved to dismiss the First Amended BanxCorp Complaint. While that motion was pending, on October 31, 2008 the plaintiff withdrew the First Amended BanxCorp Complaint and filed a second amended complaint (the “Second Amended BanxCorp Complaint”), in which it alleges violations of the Sherman Act, the Clayton Act, and New Jersey State antitrust laws based on the allegations described above.

Bankrate moved to dismiss the Second BanxCorp Amended Complaint. In an opinion dated September 14, 2009, the Court identified deficiencies in the Second Amended Complaint and directed the plaintiff to file a third amended complaint (the “Third Amended BanxCorp Complaint”) curing those deficiencies. On October 15, 2009. the plaintiff filed the Third Amended Complaint. On November 13, 2009, Bankrate moved to dismiss the Third Amended Complaint for failure to state a claim. By Order dated July 13, 2010, the Court denied Bankrate’s motion, and directed the parties to conduct discovery.

On April 1, 2011, BanxCorp filed a Fourth Amended Complaint in which BanxCorp added two new theories of liability to those set forth in the Third Amended Complain. The two new theories of liability are based upon (1) allegations that Bankrate engaged in a predatory pricing conspiracy with a number of online media outlets for an unspecified period prior to 2006, and thereafter engaged in a price-fixing conspiracy with those same online media outlets to charge supracompetitive prices, and (2) allegations that Bankrate’s contractual arrangements with online media outlets constituted illegal exclusionary conduct for exclusive dealing—that it had previously conceded it could not maintain. Bankrate denies the new allegations, will move to dismiss all claims in the Fourth Amended Complaint that are based upon these allegations, and will content all remaining claims vigorously. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

Variant Litigation

On April 23, 2009, a lawsuit was filed against Bankrate claiming that Bankrate’s website infringed United States Patent No. 7,379,900. The suit was filed by Variant, Inc., the alleged exclusive licensee of the patent, and styled Variant, Inc. v. Flexsol Packaging Corp., et al., in the United States District Court for the Eastern District of Texas (Tyler Division). Bankrate took discovery in the case and based on that discovery, filed a summary judgment motion for invalidity of the patent and a brief to construe the patent claims in a way that demonstrated our non-infringement. All claims and counterclaims in the case between Variant, Inc. and Bankrate, Inc. were dismissed with prejudice. The case was settled for $25,000 and dismissed with prejudice on April 2, 2010.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Bankrate, Inc. Shareholder Litigations

On July 22, 2009, Apax Partners, L.P. announced that funds advised by certain of its affiliates would acquire Bankrate, Inc. for approximately $576 million (the “Acquisition”). Four complaints challenging the Acquisition were filed. The first three complaints were filed in the Circuit Court of the Fifteenth Judicial Circuit in and for Palm Beach County, Florida. The first, Pfeffer v. Evans et al., was filed against Ben Holdings, Inc. and Ben Merger Sub, Inc. (the Apax-affiliated entities created to facilitate the Acquisition), Bankrate, and Bankrate’s directors. The second, captioned KBC Asset Management v. Bankrate, Inc., et al., was filed against Apax, Ben Holdings, Ben Merger Sub, and Bankrate’s directors. The third, captioned Bloch v. Bankrate, Inc. et al., was filed against Bankrate and its directors only. A fourth complaint, Novick v. Bankrate, Inc., et al., was filed in the United States District Court for the Southern District of Florida against Bankrate, its directors, Apax, Ben Holdings, and Ben Merger Sub.

These lawsuits alleged that, in connection with the Acquisition, Bankrate’s directors breached fiduciary duties owed to Bankrate’s shareholders, and to the extent that Apax, Ben Holdings, or Ben Merger Sub were named as defendants, that they aided and abetted in such alleged breach of the directors’ fiduciary duties. The basic allegations at issue were, inter alia, that (1) the process by which Bankrate entered into a proposed transaction with Apax was flawed and did not maximize Bankrate shareholder value, and (2) the consideration to be paid to Bankrate’s shareholders in connection with the Acquisition was inadequate.

The three state lawsuits were consolidated before Judge Thomas H. Barkdull and, after a period of discovery, plaintiffs moved for a preliminary injunction, only to withdraw that motion two days prior to the scheduled hearing date. On September 29, 2009, the parties involved in the lawsuits entered into a settlement in principle that was later memorialized in a memorandum of understanding. That settlement involved mutual releases and settlement of any claims arising out of the Acquisition, with the exception of appraisal claims. On April 16, 2010, Judge Barkdull signed an order preliminarily approving the settlement.

On September 22, 2010, Coatue Affiliates (“Coatue”) filed the sole objection to the proposed settlement. Bankrate filed an opposition to Coatue’s objection on October 18, 2010. On October 25, 2010, a settlement hearing was held before Judge Barkdull. At the hearing, Judge Barkdull approved the settlement (the “Settlement”) while simultaneously allowing Coatue to opt out of the Settlement. On November 8, 2010, Judge Barkdull issued a written order (the “Order”), certifying the action as a mandatory, non-opt-out class action and awarding plaintiffs’ counsel attorneys’ fees and expenses in the amount of $2.0 million, that was paid on December 8, 2010. Judge Barkdull’s approval of the Settlement forever released any and all claims, known or unknown, against Bankrate and Apax, and, among others, any of their present or former affiliates, parents, subsidiaries, general partners, limited partners, partnerships, and their respective officers, directors, managing directors, employees, and agents, related to the Acquisition. Judge Barkdull, however, ruled that Coatue was not a member of the class, and the Settlement and the Order should not, in any way, affect the rights or claims of Coatue in the appraisal action then-pending in Palm Beach County Circuit Court. No appeal was taken. Our director and officer insurance reimbursed us for $1.5 million during February 2011. The $2.0 million settlement was accrued in the period from August 25, 2009 to December 31, 2009. The $1.5 million insurance amount was recorded as an other asset at December 31, 2009 and offset the charge to acquisition related expenses and related party fees for the period from August 25, 2009 to December 31, 2009.

Bankrate Appraisal Litigation

On December 28, 2009, Bankrate initiated an appraisal lawsuit pursuant to the requirements of Florida statutory law against several former shareholders of the publicly traded common stock of Bankrate, who had

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

sought to obtain a judicial appraisal of the value of that stock as of the time immediately prior to the completion of the Acquisition. As required by Florida law, in lieu of accepting the offer price of $28.50 per outstanding share of Bankrate common stock following the Acquisition, Bankrate’s shareholders had the option of seeking a judicial appraisal of their shares. The holders of 2,136,586 such shares (approximately 11% of all shares outstanding before the Acquisition) exercised this option. Bankrate brought suit to provide a single forum for a judicial determination of the value of these dissenting shares (the “Action”).

On February 18, 2010, Coatue, defendants in the Action, served their first set of interrogatories and first request for production on Bankrate. On March 2, 2010, Bankrate served its first interrogatories and request for production on all defendants in the Action. On March 3, 2010, the Glazer defendants (the “Glazer Defendants”) served their first request for production on Bankrate. On April 5, 2010, defendant Binqiang Shi served his responses to Bankrate’s discovery requests. Bankrate responded to Coatue’s discovery requests on May 21, 2010 providing Coatue with responses and objections to the interrogatories and request production. Both the Glazer Defendants and all Coatue Affiliates except one responded to Bankrate’s discovery requests on June 3, 2010, providing Bankrate with responses and objections to their interrogatories and request for production. Bankrate responded to the Glazer Defendants’ discovery requests on June 4, 2010, providing the Glazer Defendants with responses and objections to their request for production. Finally, on June 8, 2010, the final Coatue Affiliate, the Coat Cayman Fund Ltd., served its requests and objections of Bankrate’s discovery requests.

On September 15, 2010, Coatue filed an amended answer and counterclaims. In Coatue’s counterclaims, they alleged breach of fiduciary duty claims against both Bankrate and its CEO, Thomas Evans. Bankrate and Evans responded to the counterclaims by filing a motion to dismiss on September 22, 2010. On October 8, 2010, Judge Barkdull held a hearing on the motion to dismiss and, on October 19, 2010, Judge Barkdull dismissed Coatue’s counterclaims without prejudice.

On September 20, 2010, the Glazer Defendants resolved and settled all claims with Bankrate. As per the settlement agreement, Bankrate paid $5.7 million at the original $28.50 per share transaction price plus $141,000, which represents certain reimbursement for certain expenses and $368,000 in accrued interest under Florida’s statutory rate. The Glazer Defendants were dropped from the Action with prejudice on October 21, 2010. See Note 14 for further information regarding legal proceedings.

At December 31, 2010, we have approximately $56.7 million in payable to these dissenting shareholders and accrued interest of approximately $4.6 million at the Florida statutory rate of 6%. Interest expense was approximately $3.6 million (Successor) and $1.3 million (Successor) during the year ended December 31, 2010 and the period July 17, 2009 to December 31, 2009, respectively. Interest expense compounds annually and is included as a component of interest expense in the accompanying consolidated statement of operations.

On February 11, 2011, Coatue resolved and settled their claims with Bankrate. As per the settlement agreement, Bankrate paid $55.2 million at the original $28.50 per share transaction price plus reimbursement of $1.5 million in certain expenses and $4.6 million in accrued interest under Florida’s statutory rate. Coatue was dropped from the Action with prejudice on February 17, 2011. The $1.5 million (Successor) reimbursement was recorded as a legal settlement expense in the Company’s consolidated statement of operation for the year ended December 31, 2010.

On February 18, 2011, defendant Binqiang Shi (“Shi”) resolved and settled his claims with Bankrate. As per the settlement agreement, Bankrate paid $14,250 at the original $28.50 per share transaction price plus reimbursement of $3,100 for certain expenses and accrued interest of $1,200 under Florida’s statutory rate. Shi was dropped from the Action with prejudice on February 22, 2011.

On February 23, 2011, Bankrate field a notice of voluntary dismissal without prejudice in the Action, as, at that point, all defendants had been dropped as parties to the Action. The matter is now closed.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Mortgage Grader Lawsuit

In October 2010, an action was commenced in the United States District Court for the Central District of California entitled Mortgage Grader, Inc. v. Lenderfi, Inc., et al., in which Bankrate is one of nine defendants. The complaint alleges that the plaintiff is the owner of a patent relating to “a computer-implemented system for enabling borrowers to anonymously shop for loan packages offered by a plurality of lenders” and that the patent is being infringed by each of the defendants. The complaint seeks relief in the form of an adjudication of patent infringement, unspecified treble damages together with pre-judgment and post-judgment interest, an injunction prohibiting further infringement, and reasonable attorneys’ fees and costs. Bankrate has answered the complaint and asserted counterclaims alleging that the patent in question should be invalidated. An initial investigation on the merits of the action has been undertaken and Bankrate denies any liability. Settlement discussions have been initiated between the parties and are ongoing. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

Leases

We lease office space in certain cities in the United States, United Kingdom and in Beijing, China. These leases are accounted for as operating leases. Total rent expense for the year ended December 31, 2010, the period from July 17, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and the year ended December 31, 2008, respectively amounted to approximately $2.4 million (Successor), $0.8 million (Successor), $1.4 million (Predecessor), and $2.0 million (Predecessor), respectively.

We recognize rent expense for operating leases with periods of free rent, step rent provisions and escalation clauses on a straight-line basis over the applicable lease term. We consider lease renewals in the useful life of our leasehold improvements when such renewals are reasonably assured. We take these provisions into account when calculating minimum aggregate rental commitments under non-cancelable operating leases. Future minimum lease payments under non-cancelable operating and capital leases and having initial lease terms in excess of one year as of December 31, 2010 were:

($ in thousands)	Operating Leases	Capital Leases
Year Ending December 31,
2011	$2,289	$36
2012	2,279	36
2013	2,089	36
2014	1,331	30
2015	1,373	—
Thereafter through 2017	1,057	—

Total minimum lease payments	$10,418	$138

Less: Interest		23

Present value of minimum capital lease payments		115
Obligations under capital leases, current		25

Obligations under capital leases, noncurrent		$90

Other Commitments

We have executed employment agreements with 14 key executives, including Bankrate’s President and Chief Executive Officer. Three of the executives’ employment contracts were modified as a result of the Acquisition. Each employment agreement provides for a minimum annual base salary, an annual bonus

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

contingent on our achieving certain performance criteria, and severance provisions ranging from three months to one year’s annual base salary. Under the terms of the employment agreements, the individuals are entitled to receive minimum annual base salaries of $2.8 million in the aggregate.

Note 9—Shareholder Notes

At December 31, 2009, long-term debt consisted of $222 million to the equity owners of Ben Holding S.à r.l., the majority owner of Holdings, and certain members of the Company’s management, which was borrowed to provide funding for the Acquisition (“Shareholder Notes”). The notes payable to the Apax Funds were issued on August 24, 2009, and the notes payable to certain senior executives and former board members of Bankrate were issued on September 25, 2009. The Shareholder Notes had maturity dates of August 24, 2014. Interest on the Shareholder Notes accrued daily on the outstanding principal amount at 11.75% and are payable semi-annually on June 30 and December 31 in cash. Additional interest on these notes accrued daily on the outstanding principal amount at 2.25% and was payable semi-annually on June 30 and December 31 as cash interest, PIK interest or in any combination of cash interest or PIK interest. Interest expense was approximately $17.2 million (Successor) and $10.8 (Successor) during the year ended December 31, 2010 and the period from July 17, 2009 to December 31, 2009.

In connection with the acquisitions of NetQuote and CreditCards (see Note 11) and the issuance of the Senior Secured Notes, on July 13, 2010 (see Note 10), the parties converted the Shareholder Note into shares of the Company by the following steps (the “Recapitalization”): (i) The Company paid $20.5 million to the holders of the Shareholder Notes in satisfaction of all unpaid accrued interest on the Shareholder Notes (the “Note Holder Interest”), (ii) the equity owner of Ben Holding S.à r.l. contributed their Shareholder Notes plus the Note Holder Interest they received from the Company to Ben Holding S.à r.l. in exchange for additional equity in Ben Holding S.à r.l., (iii) Ben Holding S.à r.l., together with the members of Company management that hold Shareholder Notes, contributed all of the Shareholders Notes plus all (or 30% in the case of Company management), of the Note Holder Interest to Holdings in exchange for a principal amount of approximately $244.3 million of newly-issued stock of the Company. For the stock issued, the Company received cash of $19.7 million.

In connection with the issuance of the Senior Secured Notes (see Note 10), Apax Partners, L.P. and Company management contributed $73.0 million and $6.7 million, respectively, to the capital of the Company in exchange for additional common stock.

Note 10—Senior Secured Notes

On July 13, 2010, the Company issued $300 million of 11 3/4% Senior Secured Notes (“Senior Secured Notes”) due July 15, 2015 at an Offering Price of 99.077%. The original issue discount of $2.8 million has been amortized by $200,000 and has a balance of $2.6 million at December 31, 2010. Interest on the Senior Secured Notes accrued daily on the outstanding principal amount at 11 3/4% and is payable semi-annually, in arrears, on July 15 and January 15, beginning on January 15, 2011, in cash. The net proceeds of approximately $286.9 million were used to fund the acquisitions of NetQuote and CreditCards, pay related fees and expenses and for general corporate purposes. On or after July 15, 2013, the Company may redeem some or all of the Senior Secured Notes at a premium that will decrease over time as set forth in Bankrate, Inc’s Indenture, dated as of July 13, 2010, governing its 11 3/4% Senior Secured Notes due 2015 (the “Indenture”). Additionally, if the Company experiences a change of control, the holders of the Senior Secured Notes have the right to require the Company to purchase the Senior Secured Notes at a price in cash equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. The Indenture contains other restrictions and limitations. The Senior Secured Notes are collateralized by all of the Company’s assets subject to certain excluded properties.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Note 11—Acquisitions

All acquisitions occurring after January 1, 2009 are accounted for under the acquisition method. Under this method, the acquirer recognizes the assets acquired, the liabilities assumed, contractual contingencies, as well as any non-controlling interest in the acquiree at their fair values at the acquisition date. For acquisitions occurring after January 1, 2009, transaction costs are excluded from the acquisition cost and are expensed as incurred.

Fiscal Year 2010

Acquisition of Bargaineering.com

On January 29, 2010, the Company completed the acquisition of the website www.Bargaineering.com from Jim Wang Enterprises, LLC., a Maryland limited liability company (“Bargaineering”), for $3.0 million in cash with an additional $500,000 in potential cash earn-out payments based on achieving certain performance metrics over the period commencing January 29, 2012 and ending January 29, 2013. Bargaineering, based in Columbia, Maryland, operates a blog site that educates consumers about personal finance in the areas of mortgages, banking products and credit cards. This acquisition was made to expand the product lines offered in the online publishing business. The Company paid $2.0 million on February 29, 2010 and will make additional payments of $500,000 on each of January 29, 2011 and January 29, 2012. Additional earn out payments of up to $500,000 may be payable as described above.

The results of operations of Bargaineering are included in the Company’s consolidated results from the acquisition date. Except for intangible assets, no other assets or liabilities were assumed. Thus, we recorded approximately $290,000 in goodwill, which reflects the adjustments necessary to allocate the purchase price net of intangible assets acquired. We expect goodwill to be amortizable and deductible for income tax purposes. Approximately $2.8 million was recorded as finite-lived intangible assets consisting of Internet domain name for $2.7 million and non-compete agreement for $140,000.

The fair value of the earn-out arrangement associated with the Bargaineering acquisition was estimated at $130,000 using the income approach incorporating significant inputs not observable in the market (Level 3 inputs under ASC 820). Key assumptions include probability of visitor projections and the use of the risk-free rate as a discount factor, as the risk is reflected in the visitor probability assessment. The range of potential undiscounted payments that the Company could be required to make under the earn-out arrangement was estimated to be between $0 and maximum amount of $500,000. We remeasured the contingent consideration liability as of December 31, 2010 using currently available facts and circumstances including Bargaineering’s 2010 performance, resulting in an incremental increase in the contingent consideration liability of $60,000, which was recorded in the statement of operations during the year ended December 31, 2010.

We determined the fair value of the intangible assets and the resulting goodwill in the purchase price allocations for the acquisitions. These valuations principally use the discounted cash flow methodology and were made concurrent with the effective date of the acquisition. The amortization periods for intangible assets recorded in the acquisition are as follows:

Years
Trademarks and URLS	7
Non-compete Agreement	5

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Acquisition of InsuranceQuotes.com

On March 31, 2010, the Company acquired certain intangible assets of InsuranceQuotes.com Development, LLC, a Delaware limited liability company (“InsuranceQuotes”), for $6.0 million in cash. InsuranceQuotes, based in Newton, Massachusetts, operates a website that offers consumers competitive insurance rates for auto, home, life, and health. This acquisition was made to compliment the online publishing business. The Company paid $5.3 million on March 31, 2010, and $750,000 was placed in escrow to satisfy certain indemnification obligations of the InsuranceQuote’s shareholders. As of December 31, 2010, no escrow payments have been made.

The results of operations of InsuranceQuotes are included in the Company’s consolidated results from the acquisition date. Except for intangible assets, no other assets or liabilities were assumed. We recorded approximately $65,000 in goodwill, which reflects the adjustments necessary to allocate the purchase price to the fair value of the intangible assets acquired. We expect goodwill to be amortizable and deductible for income tax purposes. Approximately $5.9 million was recorded as finite-lived intangible assets consisting of Internet domain name for $5.9 million, non-compete agreement for $20,000, and Internet content for $15,000.

We determined the fair value of the intangible assets and the resulting goodwill in the purchase price allocations for the acquisitions. These valuations principally use the discounted cash flow methodology and were made concurrent with the effective date of the acquisition. The amortization periods for intangible assets recorded in the acquisition are as follows:

Years
Trademarks and URLS	20
Non-compete Agreement	3
Content	2

Acquisition of NetQuote.com

On July 13, 2010, the Company completed the stock acquisition of NetQuote Holdings, Inc. (“NetQuote”), a Delaware corporation, for $202.8 million in cash, net of cash acquired and net of NetQuote’s debt and transaction costs. NetQuote, based in Denver, Colorado, operates websites that offer consumers competitive insurance rates for auto, home, life, and health. The Company paid $191.8 million, net of cash acquired, and $11 million was placed in escrow to satisfy certain indemnification obligations of NetQuote’s shareholders. As of December 31, 2010, no escrow payments have been made.

This acquisition was made to complement the online publishing business. The results of operations of NetQuote for the period from July 14, 2010 to December 31, 2010 are included in the Company’s consolidated financial statements. We recorded approximately $133.2 million in goodwill, which reflects the adjustments necessary to allocate the purchase price to the fair value of the assets acquired and the liabilities assumed. We expect goodwill will not be deductible for income tax purposes. The goodwill of approximately $133.2 million represents the value that is expected from combining NetQuote with Bankrate to provide buyer-specific synergies to leverage the Bankrate platform to increase revenue, reduce expenses, ultimately leading to increased profits. This type of synergy is not readily available to marketplace participants. Approximately $92.0 million was recorded as finite-lived intangible assets consisting of Internet domain name for $40.9 million, customer relationships for $46.0 million, and developed technology for $5.1 million.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

The following table presents the estimated fair value of assets acquired and liabilities assumed at acquisition date, measurement period adjustments through December 31, 2010 and the adjusted acquisition date estimated fair values at December 31, 2010.

($ in thousands)	Acquisition Date Estimated Fair Value	Measurement Period Adjustments	Adjusted Acquisition Date Estimated Fair Value
Current assets, net of cash acquired	$9,402	$(79)	$9,323
Property and equipment, net	3,070	—	3,070
Intangible assets	92,000	—	92,000
Preliminary goodwill	115,014	18,170	133,184
Other noncurrent assets	82	—	82
Current liabilities	(10,386)	—	(10,386)
Deferred tax liability	—	(18,294)	(18,294)
Other noncurrent liabilities	(6,184)	—	(6,184)

Preliminary purchase price	$202,998	$(203)	$202,795

The measurement period adjustments relate to current assets, goodwill and other noncurrent liabilities and are due to a change in the valuation of receivables and deferred tax liabilities.

Amounts at December 31, 2010 are provisional and goodwill, income taxes and working capital have not been finalized. Additional measurement period adjustments could reflect new information obtained about facts and circumstances that existed as of the acquisition date. Such changes could be significant. We expect to finalize the valuation and complete the purchase price allocation no later than one-year from the acquisition date.

The valuations used to determine the estimated fair value of the intangible assets and the resulting goodwill in the purchase price allocation principally use the discounted cash flow methodology and were made concurrent with the effective date of the acquisition. The weighted average amortization periods for intangible assets recorded in the acquisition are as follows:

Years
Trademarks and URLs	15.0
Customer relationships	8.3
Developed technologies	3.0

Acquisition of CreditCards.com

On August 6, 2010, the Company completed the stock acquisition of CreditCards.com, Inc. (“CreditCards”), a Delaware corporation, for $143.1 million in cash, net of cash acquired and net of CreditCards’ debt and transaction costs. CreditCards, based in Austin, Texas, operates websites that offer consumers information on credit cards. The Company paid $135.8 million, net of cash acquired, and $7.3 million was placed in escrow to satisfy certain indemnification obligations of CreditCards’ shareholders. As of December 31, 2010, no escrow payments have been made.

This acquisition was made to complement the online publishing business. The results of operations of CreditCards for the period from August 7, 2010 to December 31, 2010 are included in the Company’s consolidated financial statements. We recorded approximately $75.8 million in goodwill, which reflects the

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

adjustments necessary to allocate the purchase price to the fair value of the assets acquired and the liabilities assumed. We expect goodwill will not be deductible for income tax purposes. The goodwill of approximately $75.8 million represents the value that is expected from combining CreditCards with Bankrate to provide buyer-specific synergies to leverage the Bankrate platform to increase revenue, reduce expenses, ultimately leading to increased profits. This type of synergy is not readily available to marketplace participants. Approximately $71.9 million was recorded as finite-lived intangible assets consisting of Internet domain name for $29.4 million, customer relationships for $40.6 million, and developed technology for $1.9 million.

The following table presents the estimated fair value of assets acquired and liabilities assumed at acquisition date, measurement period adjustments through December 31, 2010 and the adjusted acquisition date estimated fair values at December 31, 2010.

($ in thousands)	Acquisition Date Estimated Fair Value	Measurement Period Adjustments	Adjusted Acquisition Date Estimated Fair Value
Current assets, net of cash acquired	$10,445	$—	$10,445
Property and equipment, net	571	—	571
Intangible assets	74,100	(2,200)	71,900
Preliminary goodwill	61,649	14,146	75,795
Other noncurrent assets	4,000	(3,941)	59
Current liabilities	(9,776)	2,100	(7,676)
Deferred tax lilability	—	(6,584)	(6,584)
Other noncurrent liabilities	(1,446)	—	(1,446)

Preliminary purchase price	$139,543	$3,521	$143,064

The measurement period adjustments relate to goodwill and intangible assets, other noncurrent assets and current liabilities and are due to changes in working capital and changes in the valuation of deferred tax liabilities.

Amounts at December 31, 2010 are provisional and goodwill, income taxes and working capital have not been finalized. Additional measurement period adjustments could reflect new information obtained about facts and circumstances that existed as of the acquisition date. Such changes could be significant. We expect to finalize the valuation and complete the purchase price allocation no later than one-year from the acquisition date.

The valuations used to determine the estimated fair value of the intangible assets and the resulting goodwill in the purchase price allocation principally use the discounted cash flow methodology and were made concurrent with the effective date of the acquisition. The weighted average amortization periods for intangible assets recorded in the acquisition are as follows:

Years
Trademarks and URLs	20.0
Customer relationships	8.2
Developed technologies	3.0

Acquisition of InfoTrak

On September 30, 2010, the Company acquired certain assets and liabilities of InfoTrak National Data Services, a Massachusetts corporation (“InfoTrak”), for $1.6 million in cash. InfoTrak, based in Boston,

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Massachusetts, operates a print publication business with major newspapers in the United States. This acquisition was made to expand the product lines offered in the print publishing business. The Company paid $1.45 million on September 30, 2010, and $150,000 was placed in escrow to satisfy certain indemnification obligations of InfoTrak National Data Services, Inc.’s shareholders. As of December 31, 2010, no escrow payments have been made.

The results of operations of InfoTrak are included in the Company’s consolidated results starting on October 1, 2010. Except for intangible assets, no other assets or liabilities were assumed. Thus, we recorded approximately $285,000 in goodwill, which reflects the adjustments necessary to allocate the purchase price net of intangible assets acquired. We expect goodwill will be deductible for income tax purposes. Approximately $1.3 million was recorded as finite-lived intangible assets consisting of Customer relationships for $680,000, non-compete agreement for $625,000, and trademark for $10,000.

The estimated fair value of assets acquired and liabilities assumed are provisional and are based on the information that was available as of the acquisition date. Measurement period adjustments could reflect new information obtained about facts and circumstances that existed as of the acquisition date. Such changes could be significant. We expect to finalize the valuation and complete the purchase price allocation no later than one-year from the acquisition date.

We determined the fair value of the intangible assets and the resulting goodwill in the purchase price allocations for the acquisitions. These valuations principally use the discounted cash flow methodology and were made concurrent with the effective date of the acquisition. The weighted average amortization periods for intangible assets recorded in the acquisition are as follows:

Years
Trademarks and URLs	1.0
Customer relationships	13.7
Developed technologies	5.0

Acquisition of CD.com

On October 15, 2010, the Company completed the acquisition of the internet domain name CD.com from Rick Latona Auctions, LLC, a Georgia Limited Liability Company for $500,000. This acquisition was made to complement the online publishing business. The results of operations of CD.com are included in the Company’s consolidated results from the acquisition date. The Company preliminarily booked the $500,000 to internet domain name and is in the process of determining the fair value of the intangible asset and resulting goodwill in its purchase price allocation.

Acquisition of CreditCards.ca

On November 23, 2010, the Company completed the acquisition of internet domain name CreditCards.ca from an Enterprise Analyticals Modeling and Process, LLC, for $650,000. This acquisition was made to complement the online publishing business. The results of operations of CreditCards.ca are included in the Company’s consolidated results from the acquisition date. The Company preliminarily booked $650,000 to internet domain name and is in the process of determining the fair value of the intangible asset and resulting goodwill in its purchase price allocation.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Pro Forma Data (Unaudited)

The following unaudited pro forma data summarizes the results of operations for the periods presented as if the acquisitions of NetQuote and CreditCards had been completed on January 1, 2009. We did not include Bargaineering, InsuranceQuotes, InfoTrak, CD.com and CreditCards.Ca as these are individually and in aggregate not material to the operations of Bankrate. The pro forma data give effect to the actual operating results prior to the acquisitions and adjustments to revenue, cost of revenue, depreciation and intangibles asset amortization, interest expense, and income taxes. The pro forma data does not give effect to transaction costs related to the acquisitions. These pro forma amounts are not intended to be indicative of the results that would have been actually reported if the acquisitions of NetQuote and CreditCards had occurred on January 1, 2009 or that may be reported in the future.

	(Unaudited)
	Successor	Successor	Predecessor
($ in thousands, except per share data)	Year ended December 31, 2010	Period from July 17, 2009 through December 31, 2009	Period from January 1, 2009 through August 24, 2009
Total revenue	$300,887	$89,037	$175,282

Income (loss) from operations	$12,050	$424	$(34,053)

Net loss	$(25,304)	$(11,419)	$(50,023)

Basic and diluted net loss per share:
Basic	$(0.35)	$(0.26)	$(2.65)
Diluted	(0.35)	(0.26)	(2.65)

Acquisition Impact

NetQuote and CreditCards’ impact to revenue for the year ended December 31, 2010 was approximately $70.7 million. Additionally, we incurred $10.1 million of acquisition related expenses and $2.5 million in restructuring costs associated with the acquisitions of NetQuote, CreditCards, and the Senior Secured Notes issued for the acquisition of NetQuote and CreditCards, which are included in the statement of operations for the year ended December 31, 2010. Calculating the acquisition impact to net loss is impractical because certain expenses are not allocated to the acquired subsidiaries.

Fiscal Year 2009
Holdings’ Acquisition of Bankrate

As described in Note 1, Holdings completed its acquisition of all of the outstanding shares of Bankrate common stock on September 25, 2009. Holdings acquired Bankrate as a platform for future synergistic acquisitions in the personal finance vertical. For accounting purposes, August 25, 2009 is deemed the acquisition date because it is the date that Holdings obtained control of Bankrate.

Pursuant to the Merger Agreement, Merger Sub offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Bankrate at a price of $28.50 per share. Following the purchase by

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Merger Sub of Bankrate, Merger Sub merged with and into Bankrate, with Bankrate surviving the Merger as a wholly-owned subsidiary of Holdings.

The Acquisition was accounted for by Holdings under the acquisition method of accounting in accordance ASC 805. Holdings then applied push-down accounting to Bankrate as of August 25, 2009.

The fair values assigned to identifiable intangible assets acquired were based on estimates and assumptions determined by management primarily using the income approach. We estimated the fair values with the assistance of a third party appraisal firm. We recorded the excess purchase consideration over the fair value of the assets acquired of approximately $350 million as goodwill.

The acquisition date fair value of the total consideration transferred was approximately $553 million, which consisted of the following:

($ in thousands)
Cash paid by Holdings to acquire shares of outstanding Bankrate common stock	$506,175
Estimated fair value of shares of Holdings common stock issued to acquire shares of outstanding Bankrate common stock	27,801
Estimated fair value of notes issued by Holdings to acquire shares of outstanding Bankrate common stock	18,534

Total purchase consideration paid by Holdings	552,510
Bankrate cash used to acquire shares of outstanding Bankrate common stock, net of $3.8 million from exercise of Bankrate stock options	23,722

Total paid for outstanding Bankrate common stock	$576,232

Direct transaction costs incurred as a result of the Acquisition related to investment banking, legal, accounting, and other professional services directly related to the Acquisition. Direct transaction costs of approximately $2.4 million were expensed during the period from August 25, 2009 to December 31, 2009 and are included as acquisition related expenses in the accompanying consolidated statement of operations. Approximately $34.6 million of transaction costs were incurred by Bankrate during the period of January 1, 2009 to August 24, 2009. Additionally, approximately $2.5 million of transaction costs were incurred by Holdings prior to August 25, 2009 and are reflected in the accompanying consolidated statement of operations for the period from July 17, 2009 to December 31, 2009 (Successor). To the extent the costs incurred by Bankrate were not paid prior to August 25, 2009, they are included within accrued expenses in the net assets acquired in the Acquisition. Approximately $30.9 million of transaction costs were paid during the period from July 17, 2009 to December 31, 2009 of which $526,000 and approximately $30.3 million are included within cash used in business acquisition in the accompanying consolidated statement of cash flows.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date:

($ in thousands)	August 25, 2009
Cash	$59,310
Accounts receivable	12,452
Deferred income taxes	1,071
Prepaid expenses and other current assets	26,032
Furniture, fixtures and equipment	2,135
Intangible assets	233,800
Other non-current assets	720

Total identifiable assets	335,520

Accounts payable	(3,151)
Accrued expenses and payable to certain Bankrate shareholders	(60,759)
Acquisition earn-outs payable	(17,299)
Deferred tax liability	(50,316)
Deferred revenue	(841)
Other non-current liabilities	(393)
Total liabilities assumed	(132,759)

Net assets acquired	202,761

Goodwill	349,749

Total	$552,510

We determined the fair value of the intangible assets and the resulting goodwill in the purchase price allocations for the acquisitions. These valuations principally use the discounted cash flow methodology and were made concurrent with the effective date of the acquisition. The weighted average amortization periods for finite-lived intangible assets recorded in the acquisition are as follows:

Years
Trademarks and URLs	23.0
Customer relationships	9.1
Affiliate network relationships	1.4
Developed technologies	6.0

The goodwill arising from this transaction is not deductible for tax purposes. The goodwill of approximately $350 million represents the value that is expected from combining Bankrate with Apax Partners to provide buyer-specific synergies to leverage the Bankrate platform to increase revenue, reduced expenses, ultimately leading to increased profits. This type of synergy is not readily available to marketplace participants.

Fiscal Year 2008—Predecessor Transactions

On September 23, 2008, we completed the acquisition of certain assets and liabilities of Blackshore Properties, Inc. (“Blackshore”), a California corporation, for $12.4 million in cash with an additional $2.5 million

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

in potential cash Earn-Out Payments based on achieving certain performance metrics over the next twelve months. During the year ended December 31, 2010, the Company made $2.5 million of Earn-out payments to the sellers, which was recorded as additional goodwill. The principal asset of Blackshore was its website, Bankaholic.com (“Bankaholic”), which offers consumers rate and product information as well as research tools on a variety of financial products including mortgage loans and lender information, certificates of deposit, money market accounts, savings accounts, credit cards, insurance quotes and college savings plans. We paid $11.9 million in cash on September 23, 2008, and $500,000 in cash was placed in escrow to satisfy certain indemnification obligations of Blackshore and its sole shareholder. The purchase price was paid with cash on hand. No escrow payments have been made to date. The acquisition was accounted for as a purchase and the results of operations of Bankaholic are included in our consolidated results from the acquisition date. In the three months ended September 30, of 2008 we preliminarily estimated the fair values of identified assets acquired and recorded approximately $12.4 million in intangible assets consisting of $12.0 million for the Internet domain name, $347,000 for the customer list and $75,000 for the non-compete agreement. In the three months ended December 31, 2008, approximately $4.7 million was reclassified from Internet domain name to goodwill based on valuation work that was completed in the three months ended December 31, 2008.

On September 5, 2008, we completed the acquisition of certain assets and liabilities of LinkSpectrum Co., a North Carolina corporation, for $34.1 million in cash with an additional $10.0 million in potential cash Earn-out Payments based on achieving certain financial performance metrics over the next two years. The principal asset of LinkSpectrum Co. was its web site, CreditCardGuide.com (“CCG”), which offers consumers the ability to shop, compare and apply for credit cards online. We paid $30.9 million in cash on September 5, 2008, and $3.2 million in cash was placed in escrow to satisfy certain indemnification obligations of LinkSpectrum Co. and its sole shareholder. The purchase price was paid with cash on hand. No cash Earn-Out payments or escrow payments have been made to date. The acquisition was accounted for as a purchase and the results of operations of CCG are included in our consolidated results from the acquisition date. No goodwill was recorded as the excess cost over the value of assets acquired was equal to the fair value of identified intangible assets. Approximately $32.2 million was recorded as intangible assets consisting of Internet domain name—$31.1 million; customer relationships—$900,000; and non-compete agreement—$200,000.

On February 5, 2008, we completed the acquisition of certain assets and liabilities of InsureMe, Inc., a Colorado corporation (“InsureMe”), for $65 million in cash with an additional $21.0 million in potential cash Earn-Out Payments based on achieving certain performance metrics over the next two years. During the year ended December 31, 2010, the Company made $11.0 million of Earn-out payments to the sellers, which was recorded as additional goodwill. InsureMe, based in Englewood, Colorado, operates a website and a network of hundreds of affiliates that offer consumers competitive insurance rates for auto, home, life, health and long-term care. The Company paid $58.5 million in cash on February 5, 2008, and $6.5 million in cash was placed in escrow to satisfy certain indemnification obligations of InsureMe and its shareholders. The purchase price was paid with cash on hand. No escrow payments have been made to date. We paid the InsureMe sellers a $10 million Earn-Out payment in February 2009 related to the year ended December 31, 2008 which was recorded as additional goodwill. The acquisition was accounted for as a purchase and the results of operations of InsureMe are included in our consolidated results from the acquisition date. We recorded approximately $40.9 million in goodwill, which reflects the adjustments necessary to allocate the purchase price to the fair value of the assets acquired and the liabilities assumed. We expect goodwill to be amortizable and deductible for income tax purposes. Approximately $24.1 million was recorded as intangible assets consisting of customer relationships—$12.0 million; agent relationships—$4.9 million; developed technology—$4.6 million; affiliated network—$1.9 million; non-compete agreements—$590,000; and Internet domain name—$130,000.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Also on February 5, 2008, we acquired certain assets and liabilities of Lower Fees, Inc., a California corporation d/b/a Fee Disclosure (“Fee Disclosure”), for $2.85 million in cash and an additional amount in potential cash Earn-Out Payments based on the achievement of certain financial performance metrics over the next five years. The purchase price was paid with cash on hand. No cash Earn-Out Payments have been made to date. Fee Disclosure, based in Westlake Village, California, has developed a patent pending online portal to create an open marketplace to break down complicated vendor fees associated with the mortgage process. Fee Disclosure empowers consumers with comprehensive information to make informed real estate decisions and reduce their real estate and mortgage transaction costs. The acquisition was accounted for as a purchase and the results of operations of Fee Disclosure are included in our consolidated results from the acquisition date. Approximately $635,000 in goodwill was recorded by us, which reflects the adjustments necessary to allocate the purchase price to the fair value of the assets acquired and the liabilities assumed. We expect goodwill to be amortizable and deductible for income tax purposes. Approximately $2.2 million was recorded as intangible assets consisting of customer relationships—$1.1 million; developed technology—$1.0 million; and Internet domain name—$130,000. See Note 8 regarding legal proceedings related to this acquisition.

We determined the fair value of the intangible assets and the resulting goodwill in the purchase price allocations for the fiscal year 2008 acquisitions. These valuations principally use the discounted cash flow methodology and were made concurrent with the effective date of the acquisition. Purchase price allocations for business combinations accounted for under the purchase method of accounting in 2008 were as follows:

($ in thousands)
Property and equipment	$224
Goodwill	56,285
Customer relationships	14,000
Agent/vendor relationships	6,800
Developed technologies	5,600
Internet domain names	38,860
Non-compete agreements	987
Accounts receivable and other assets acquired	4,027
Accounts payable, accrued expenses and other liabilities assumed	(13,081)

Cash used in business acquisitions, net of cash acquired	$113,702

The weighted average amortization periods for intangible assets recorded in the InsureMe, Fee Disclosure, CCG and Bankaholic acquisitions are as follows:

Years
Trademarks and URLs	17.0
Customer relationships	10.3
Agent/vendor relationships	4.4
Developed technologies	5.0
Non-compete agreements	4.5
Total	8.6

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Note 12—Employee Benefit Plan

We sponsor a 401(k) plan for certain employees over the age of 18 who have completed a minimum of 12 months of employment. We make safe-harbor contributions of 3.0% of an employee’s salary. Our contributions totaled approximately $720,000 (Successor), $195,000 (Successor), $390,000 (Predecessor) and $556,000 (Predecessor) for the year ended December 31, 2010, the period July 17, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009 and the year ended December 31, 2008, respectively.

Note 13—Related Party Transactions

See Notes 1, 9 and 10 for certain related party transactions.

We have entered into a material event investment advisory agreement with Apax Partners, L.P. At the closing of the Acquisition on September 25, 2009, we paid a one-time $15.3 million fee to Apax Partners, L.P. In addition, there is a 30 basis point material event investment advisory services fee in an annual amount equal to the equity investment amount payable to Apax Partners, L.P. which were $1.7 million (Successor), $382,000 (Successor) and $0 (Predecessor) for the year ended December 31, 2010, the period July 17, 2009 to December 31, 2009, the period from January 1, 2009 to August 24, 2009, respectively and recorded in acquisition related expenses and related party fees. In addition, the Company also agreed to pay Apax Partners, L.P. a transaction fee equal to 1% of the aggregate funds raised via any source from any acquisition, divestiture, financing or refinancing, other than a sale of the Company or a public offering and a fee equal to 3% of the aggregate value of the Apax Funds investment upon sale of the Company or a public offering. The Company expensed $4.9 million (Successor) related to this investment advisory service fee during the year ended December 31, 2010 as acquisition related expenses and related party fees.

We also paid $1.4 million to certain senior executives and certain current and former Board members of Bankrate during January 2010, that was accrued as of December 31, 2009 and $519,000 which was paid and expensed during the year ended December 31, 2010, which was recorded in acquisition related expenses and related party fees.

BEN Holdings, Inc. is party to certain Class B Common Share Purchase Agreements, each dated as of April 30, 2010 and October 31, 2010 (the “Class B Common Share Purchase Agreements”), with certain individuals, including certain officers and directors of BEN Holdings, Inc. and Bankrate (each a “Class B Purchasing Executive”). Under the Class B Common Share Purchase Agreements, BEN Holdings, Inc sold, at fair value, a total of 102,451 shares of Class B Common Stock, par value $0.01 per share, of BEN Holdings, Inc. (the “Class B Common Stock”) to the Class B Purchasing Executives in exchange for the issuance of interest bearing recourse promissory notes of $195,000 to BEN Holdings, Inc. by the Class B Purchasing Executives. The agreements include a provision that at the option of Ben Holdings, Inc., allows Ben Holdings, Inc. to repurchase the class B common shares at defined values. The Class B Common Stock and related promissory notes are not reflected in these financial statements due to the 2011 Recapitalization and Merger (see Note 1). The Class B Common Stock and related promissory notes were settled in connection with the Company’s initial public offering.

Company management contributed $725,000 to the capital of the Company in exchange for common stock in the year ended December 31, 2010.

In connection with the acquisitions of NetQuote and CreditCards and the issuance of the Senior Secured Notes, on July 13, 2010, the parties converted the Shareholder Notes into common shares of the Company, respectively (See Note 10).

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

In connection with the issuance of the Senior Secured Notes, Apax Partners, L.P. and Company management contributed $73.0 million and $6.7 million, respectively, to the capital of BEN Holdings, Inc. in exchange for additional Holdings Preferred Shares with the terms described above in Note 9 and Holdings in turn contributed such amounts to the capital of the Company in exchange for Company common stock (See Note 10).

In connection with its corporate insurance the Company used HUB International, a subsidiary of APAX Partners. We paid HUB International approximately $30,000 (Successor) in insurance brokerage fees during the year ended December 31, 2010.

During the year ended December 31, 2010, the Company leased office space in Memphis, Tennessee from Robert Langdon, a former employee and Scott Langdon, a current employee. The leased terminated on December 31, 2010. During the year ended December 31, 2010, the Company incurred $253,000 (Successor) in rent expense.

Note 14—Subsequent Events

See Note 1 for subsequent events related to the Company’s reincorporation in Delaware, initial public offering, and the “Recapitalization and Merger.”

See Note 8 for subsequent events related to legal proceedings.

On January 1, 2011, the Company completed the acquisition of Trouvé Media, Inc.’s assets and liabilities from Trouvé Media, Inc., a California corporation, and Scott Schnuck for $12.5 million. This acquisition was made to complement the online publishing business. The acquisition will be accounted for under the acquisition method of accounting and the results of operations of Trouvé will be included in the Company’s consolidated results from the acquisition date. The Company is in the process of determining the fair value of the intangible assets and any resulting goodwill in its purchase price allocation.

On June 10, 2011, we entered into Revolving Credit Facilities in an aggregate amount not to exceed $100.0 million. The obligations under such credit facilities are equally and ratably secured by liens on the same collateral that secures our Notes (it being understood that upon any enforcement of remedies resulting in the realization of proceeds from such collateral, up to $30.0 million of revolving loans under the Tranche A Revolving Credit Facility would be paid in full first before applying any such amount to pay the Notes and the revolving loans under the Tranche B Revolving Credit Facility on a pari passu basis). The agreements governing such credit facilities contain terms generally commensurate with issuers of the same debt rating, and our ability to draw down any such credit facilities is subject to certain limitations as described herein and in the Credit Agreement.

Also on June 16, 2011, the Company granted to employees approximately 120,135 shares of restricted stock and options exercisable for approximately 5,000,000 shares (in each case, the number of shares is given taking into account the share adjustment described below).

On June 24, 2011, a civil action against Trouve Media, Inc. (“Trouve”) was filed in the Superior Court of California. The lawsuit alleges that Trouve sent unlawful unsolicited commercial email messages in violation of California business and professional code. The lawsuit is in its very early stages and Bankrate intends to vigorously defend the lawsuit. The Company cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

On October 10, 2011, the Company entered into an asset purchase agreement (“Insweb Asset Purchase Agreement”) with InsWeb Corporation (“InsWeb”) that provides for the purchase of substantially all of the assets relating to the insurance lead generation and marketing business (“Assets”). Under the terms of the InsWeb Asset Purchase Agreement, Bankrate has agreed to pay $65.0 million in cash for the Assets, subject to certain adjustments, and to assume certain liabilities of InsWeb. The transaction is expected to close by the end of 2011. The InsWeb Asset Purchase Agreement includes customary termination provisions, including that either Bankrate or InsWeb may terminate the InsWeb Asset Purchase Agreement if the other party has materially breached any representation, warranty or covenant contained in the InsWeb Asset Purchase Agreement and failed to cure such breach, if our stockholders do not approve the transaction, or if the closing has not occurred within six months from the signing. If the InsWeb Asset Purchase Agreement is terminated under certain circumstances, InsWeb will be required to pay a termination fee of $2.5 million to Bankrate. The transaction is subject to various closing conditions, including the receipt of regulatory approvals and the approval of InsWeb’s stockholders. The transaction is not subject to a financing condition.

Note 15—Condensed Consolidating Financial Statement Information

On July 13, 2010, the Company completed an offering of $300.0 million of 11 3/4% Senior Secured Notes due on July 15, 2015 at an Offering Price of 99.077%. The Senior Secured Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the sale of the Senior Secured Notes, the Company entered into a Registration Rights Agreement with the initial purchasers of the Original Notes party thereto, pursuant to which the Company and its Subsidiary Guarantors (as defined below) agreed to file a registration statement with respect to an offer to exchange the Senior Secured Notes for a new issue of substantially identical notes registered under the Securities Act (the “Exchange Notes,” and together with the Senior Secured Notes, the “11 3/4% Senior Notes”). The registration statement was held and this exchange offer was consummated in June 2011. The 11 3/4% Senior Notes are fully and unconditionally guaranteed on a joint and several senior unsecured basis by the Company and certain of its wholly-owned domestic subsidiaries (the “Subsidiary Guarantors”).

The following condensed consolidating financial information, which has been prepared in accordance with the requirements for presentation of Rule 3-10(d) of Regulation S-X promulgated under the Securities Act, presents the condensed consolidating financial information separately for:

(i)	Bankrate, Inc., as the issuer of the 11 3/4% Senior Notes;

(ii)	The Subsidiary Guarantors, on a combined basis, which are 100% owned by Bankrate, Inc., and which are Guarantors of the 11 3/4% Senior Notes;

(iii)	The Company’s other subsidiaries on a combined basis, which are not guarantors of the 11 3/4% Senior Notes (the “Subsidiary Non-Guarantors”);

(iv)	Consolidating entries and eliminations representing adjustments to

a.	Eliminate intercompany transactions between or among the Company, the Subsidiary Guarantors and the Subsidiary Non-Guarantors and

b.	Eliminate the investments in the Company’s subsidiaries;

(v)	The Company and its subsidiaries on a consolidated basis.

As the Senior Notes, to which the Guarantors are related, were issued during 2010, prior periods are not presented. As the Subsidiary Guarantors have guaranteed the 11 3/4% Senior Notes and have pledged their assets as collateral, the Company has “pushed down” the recording of the 11 3/4% Senior Notes and related interest expense to the Subsidiary Guarantors balance sheet and statement of operations as a non-cash transaction.

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Condensed Consolidating Balance Sheets

As of December 31, 2010

	Bankrate, Inc.	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Consolidated
Assets
Cash and cash equivalents	$109,323	$5,014	$1,293	$—	$115,630
Accounts receivable, net of allowance for doubtful accounts	20,872	22,535	1,734	(2,410)	42,731
Deferred income taxes	14,768	1,554	4	—	16,326
Prepaid expenses and other current assets	(10,073)	20,507	(4,945)	—	5,489

Total current assets	134,890	49,610	(1,914)	(2,410)	180,176

Furniture, fixtures and equipment, net of accumulated depreciation	2,991	2,967	363	—	6,321
Intangible assets, net of accumulated amortization	209,844	152,723	3,178	—	365,745
Goodwill	350,189	208,979	—	—	559,168
Other assets	2,424	11,793	—	—	14,217
Investment in subsidiary	66,151	285,653	—	(351,804)	—

Total assets	$766,489	$711,725	$1,627	$(354,214)	$1,125,627

Liabilities and Stockholders’ Equity

Liabilities
Accounts payable	$6,678	$6,877	$420	$(2,410)	$11,565
Accrued expenses	10,889	5,946	308	—	17,143
Deferred revenue and customer deposits	3,773	2,519	143	—	6,435
Payable to dissenting stockholders	56,698	—	—	—	56,698
Accrued interest	—	16,393	—	—	16,393
Other current liabilities	6,790	—	11	—	6,801

Total current liabilities	84,828	31,735	882	(2,410)	115,035

Deferred income taxes	49,860	30,179	1,266	—	81,305
Note payable to related parties	—	—	—	—	—
Senior secured notes, net of unamortized discount	—	297,417	—	—	297,417
Other liabilities	5,745	69	—	—	5,814

Total liabilities	140,433	359,400	2,148	(2,410)	499,571
Total stockholders’ equity	626,056	352,325	(521)	(351,804)	626,056

Total liabilities and stockholders’ equity	$766,489	$711,725	$1,627	$(354,214)	$1,125,627

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Condensed Consolidating Statement of Operations

For the Year ended December 31, 2010

($ in thousands)

	Bankrate, Inc.	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Consolidated
Revenue	$152,500	$67,514	$3,378	$(2,794)	$220,598
Cost of revenue (excludes depreciation and amortization)	60,038	28,008	74	(2,794)	85,326

Gross margin	92,462	39,506	3,304	—	135,272

Operating expenses:
Sales	7,393	1,232	—	—	8,624
Marketing	12,226	8,740	2,705	—	23,672
Product development	6,824	1,893	5	—	8,722
General and administrative	17,426	4,620	946	—	22,991
Legal settlements	1,646	—	—	—	1,646
Acquisition related expenses and related party fees	17,390	—	—	—	17,390
Restructuring charges	2,225	1,063	—	—	3,288
Impairment charges					—
Depreciation and amortization	26,794	7,781	650	—	35,226

	91,924	25,329	4,306	—	121,559

Income (loss) from operations	538	14,177	(1,002)	—	13,713

Interest expense, net	(21,184)	(17,014)	(257)	—	38,455
(Loss) earnings in equity investments, net of taxes	(3,028)	(482)	—	3,510	—
Other	(340)	34	—	—	(306)

Other (expenses) income	(24,552)	(17,462)	(257)	3,510	(38,761)

(Loss) income before income taxes	(24,014)	(3,285)	(1,259)	3,510	(25,048)
Income tax expense (benefit)	(2,617)	(1,034)	—	—	(3,651)

Net (loss) income	$(21,397)	$(2,251)	$(1,259)	$3,510	$(21,397)

Bankrate, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(continued)

For the Year Ended December 31, 2010, the Period from July 17, 2009 to December 31, 2009 (Successor), the Period from January 1, 2009 to August 24, 2009,

and the Year Ended December 31, 2008 (Predecessor)

Condensed Consolidating Statement of Cash Flows

For the Year ended December 31, 2010

($ in thousands)

	Bankrate, Inc.	Guarantor Subsidiary	Non-Guarantor Subsidiary	Consolidated
Cash flows from operating activities
Net cash provided by (used in) operating activities	$31,809	$2,636	$(3,209)	$31,236
Cash flows from investing activities
Purchases of short-term investments				—
Proceeds from sale of Savingsforcollege.com	250	—	—	250
Purchases of furniture, fixtures and equipment	(2,996)	(1,243)	(249)	(4,488)
Cash used in business acquisitions, net	(355,169)	—	—	(355,169)
Restricted cash	2	—	—	2
Cash paid for acquisition earnouts	(13,583)	—	—	(13,583)

Net cash used in investing activities	(371,496)	(1,243)	(249)	(372,988)
Cash flows from financing activities
Proceeds from issuance of senior secured notes	297,231	—	—	297,231
Original issue discount on issuance of senior secured notes				—
Underwriting fees and direct costs on issuance of senior secured notes	(11,578)	—	—	(11,578)
Proceeds from issuance of stockholder debt	40	—	—	40
Proceeds from issuance of preferred and common stock	100,196	—	—	100,196
Distribution to dissenting stockholders	(6,141)	—	—	(6,141)

Net cash provided by financing activities	379,748	—	—	379,748

Effect of exchange rate on cash and cash equivalents	—	—	(56)	(56)

Net increase (decrease) in cash	(40,061)	1,393	(3,514)	37,940
Cash—beginning of period	69,262	3,621	4,807	77,690

Cash—end of period	$109,323	$5,014	$1,293	$115,630

Bankrate, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited)

($ in thousands, except share and per share data)

	September 30, 2011	December 31, 2010

Assets
Cash and cash equivalents	$64,489	$115,630
Accounts receivable, net of allowance for doubtful accounts of $860 and $943 at September 30, 2011 and December 31, 2010	69,205	42,731
Deferred income taxes	16,326	16,326
Prepaid expenses and other current assets	10,921	5,489

Total current assets	160,941	180,176

Furniture, fixtures and equipment, net of accumulated depreciation of $5,445 and $2,797 at September 30, 2011 and December 31, 2010	9,321	6,321
Intangible assets, net of accumulated amortization of $71,473 and $42,058 at September 30, 2011 and December 31, 2010	352,299	365,745
Goodwill	573,745	559,168
Other assets	10,691	14,217

Total assets	$1,106,997	$1,125,627

Liabilities and Stockholders’ Equity

Liabilities
Accounts payable	$7,936	$11,565
Accrued expenses	20,139	17,143
Deferred revenue and customer deposits	2,662	6,435
Payable to dissenting stockholders	—	56,698
Accrued interest	4,859	16,393
Other current liabilities	3,477	6,801

Total current liabilities	39,073	115,035

Deferred income taxes	83,546	81,305
Senior secured notes, net of unamortized discount	193,537	297,417
Other liabilities	18,949	5,814

Total liabilities	335,105	499,571

Commitment and contingencies (Note 5)

Stockholders’ equity
Common stock, par value $.01 per share - 300,000,000 shares authorized at September 30, 2011 and December 31, 2010; 99,994,600 and 87,379,865 shares issued and outstanding at September 30, 2011 and December 31, 2010	1,000	874
Additional-paid in capital	830,215	657,095
Accumulated deficit	(58,640)	(31,173)
Accumulated other comprehensive loss	(683)	(740)

Total stockholders’ equity	771,892	626,056

Total liabilities and stockholders’ equity	$1,106,997	$1,125,627

See accompanying notes to condensed consolidated financial statements.

Bankrate, Inc. and Subsidiaries

Condensed Consolidated Statements of Operations

(Unaudited)

($ in thousands, except share and per share data)

	Three months ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Revenue	$112,904	$70,616	$310,431	$143,333
Cost of revenue (excludes depreciation and amortization)	38,044	27,813	111,229	56,507

Gross margin	74,860	42,803	199,202	86,826

Operating expenses:
Sales	3,660	2,301	9,701	6,255
Marketing	23,966	7,897	59,617	13,783
Product development	3,608	2,761	10,565	6,280
General and administrative	10,106	6,544	25,317	15,671
Legal settlement	—	141	—	141
Acquisition, offering and related expenses and related party fees	1,163	13,099	40,857	16,139
Restructuring charges	—	2,698	238	3,358
Depreciation and amortization	10,899	11,190	32,566	25,574

	53,402	46,631	178,861	87,201

Income (loss) from operations	21,458	(3,828)	20,341	(375)

Interest expense, net	(6,519)	(10,392)	(25,439)	(28,242)
Loss on redemption of senior secured notes	—	—	(16,629)	—

Income (loss) before income taxes	14,939	(14,220)	(21,727)	(28,617)
Income tax expense (benefit)	7,807	(6,478)	5,740	(11,974)

Net income (loss)	$7,132	$(7,742)	$(27,467)	$(16,643)

Basic and diluted net income (loss) per share:
Basic	$0.07	$(0.09)	$(0.30)	$(0.25)
Diluted	$0.07	$(0.09)	$(0.30)	$(0.25)
Weighted average common shares outstanding:
Basic	99,879,865	82,839,063	92,233,345	66,239,400
Diluted	100,427,391	82,839,063	92,233,345	66,239,400

See accompanying notes to condensed consolidated financial statements.

Bankrate, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

($ in thousands)

	Nine months ended
	September 30, 2011	September 30, 2010
Cash flows from operating activities
Net loss	(27,467)	$(16,643)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation and amortization	32,566	25,574
Provision for doubtful accounts receivable	1,738	487
Amortization of deferred financing costs and original issue discount	1,812	884
Stock-based compensation	2,927	—
Loss on disposal of assets	188	159
Loss on redemption of senior secured notes	16,629	—
Change in operating assets and liabilities, net of effect of business acquisitions	—	—
Accounts receivable	(28,672)	(9,906)
Prepaid expenses and other assets	(5,145)	447
Accounts payable	(3,629)	1,769
Accrued expenses	3,959	(1,974)
Other liabilities	1,119	2,368
Deferred revenue	(3,773)	(878)

Net cash (used in) provided by operating activities	(7,748)	2,287

Cash flows from investing activities
Purchases of furniture, fixtures and equipment and capitalized website development costs	(4,992)	(3,477)
Cash used in business acquisitions, net	(26,440)	(352,141)
Cash paid for acquisition earnouts and contingent liabilities	(576)	(13,583)
Restricted cash	2	2

Net cash used in investing activities	(32,006)	(369,199)

Cash flows from financing activities
Proceeds from issuance of preferred and common stock, net of costs	170,319	99,471
Repurchase of senior secured notes	(117,337)	—
Payments to dissenting stockholders	(61,253)	—
Proceeds from issuance of senior secured notes	—	297,231
Deferred financing costs	(2,950)	(11,578)
Proceeds from issuance of stockholder debt	—	40

Net cash (used in) provided by financing activities	(11,221)	385,164

Effect of exchange rate on cash and cash equivalents	(166)	(215)

Net (decrease) increase in cash	(51,141)	18,037
Cash - beginning of period	115,630	77,690

Cash - end of period	$64,489	$95,727

Supplemental disclosures
Cash paid for interest	$35,060	$25,485
Cash refunded for taxes, net of payments	$(317)	$(14,792)

See accompanying notes to condensed consolidated financial statements.

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Bankrate, Inc. and subsidiaries (“Bankrate” or the “Company,” “we,” “us,” “our”) own and operate an Internet-based consumer banking and personal finance network (“Online Network”). Our flagship website, Bankrate.com, is one of the Internet’s leading aggregators of information on more than 300 financial products and fees, including mortgages, deposits, insurance, credit cards, and other personal finance categories. Additionally, we provide financial applications and information to a network of distribution partners and through national and state publications.

The Company was originally organized under the laws of the State of Florida, however, on April 15, 2011, the Company merged with a newly formed Delaware corporation in order to reincorporate from Florida to Delaware. Upon the consummation of the merger, each outstanding common and preferred share of the Company was converted into an equivalent share of the new Delaware corporation which assumed the name Bankrate, Inc.

On July 2, 2009, Ben Holdings, Inc. (“Holdings”), a majority owned subsidiary of Ben Holdings S.à r.l, together with Ben Merger Sub, Inc. a Florida corporation and a wholly owned subsidiary of Holdings (“Merger Sub”) entered into an agreement and plan of merger (the “Acquisition”) with Bankrate. As a result, the Company became a wholly owned subsidiary of Holdings. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations, the Acquisition was accounted for on August 25, 2009, the date of which Holdings obtained control of the Company.

2011 Recapitalization and Merger

On June 21, 2011, Holdings merged with and into the Company with the Company surviving the merger (“2011 Merger”). In connection with the 2011 Merger, Holdings underwent an internal recapitalization in which all preferred and common shares of Holdings were exchanged for shares of a single series of common stock of Holdings (the “Recapitalization”). As a result of the Recapitalization and 2011 Merger, all preferred and common stock (other than restricted stock) of the Company were cancelled and all shares of common stock of Holdings were converted into common stock of the Company. Immediately following the Recapitalization and 2011 Merger, the Company had 87,500,000 shares of common stock issued and outstanding, including 120,135 shares of restricted stock. The surviving corporation in the 2011 Merger retained the name “Bankrate, Inc.” The 2011 Merger was accounted for as a common control merger and in a manner similar to a pooling of interests. Accordingly, Holdings and Bankrate were consolidated retroactively to the earliest period presented, using the historical cost basis of each entity. The common stock, per common share, and increase in authorized share amounts in these consolidated financial statements and notes to consolidated financial statements have been presented to retroactively reflect these transactions to the earliest period presented.

In connection with the 2011 Merger and the initial public offering, the Company entered into a Fourth Amended and Restated Stockholders Agreement that provides the Company’s existing direct and indirect stockholders with certain rights, including rights of Ben Holdings S.à r.l., a stockholder of the Company, which is, in turn, controlled by Apax US VII, L.P., and Apax Europe VII-A, L.P., Apax Europe VII-B, L.P. and Apax Europe VII-1, L.P. (the “Apax VII Funds”).

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

Initial Public Offering

On June 22, 2011, the Company completed its initial public offering (“IPO”) whereby it and certain of its existing stockholders sold 22,994,455 shares of common stock at a public offering price of $15.00 per share, including 2,994,455 shares sold by certain of its existing stockholders upon the exercise of the underwriters’ option to purchase additional shares. The Company’s shares are traded on the New York Stock Exchange (NYSE) under the symbol “RATE.” The offer and sale of all of the shares in the IPO were registered under the Securities Act pursuant to a registration statement on Form S-1 (File No. 333-173550), which was declared effective by the SEC on June 16, 2011. Our portion of the net proceeds from the IPO was approximately $170.3 million after deducting underwriting discounts of $11.3 million and offering costs of $5.9 million. In addition, during the nine months ended September 30, 2011, we incurred costs associated with the IPO and S-4 registration statement in relation to our exchange offer, which included $34.7 million paid to Apax Partners, L.P. for termination of monitoring fees, merger and acquisition advisory services, IPO services for secondary shares, exchange offer advisory services, and other services provided to Bankrate’s management. The payment to APAX has been recorded in the following manner based on our best estimate of the time incurred and the value attributable to each transaction: $30.0 million as a part of acquisition, offering and related expenses and related party fees, $3.8 million netted against IPO proceeds and $917,000 to deferred financing costs. We used approximately $123.0 million of the net proceeds from the offering to repay the principal and accrued interest on our Senior Secured Notes (see Note 7). We intend to use the balance of the net proceeds from the offering for working capital and other general corporate purposes, including financing our growth.

As part of the 22,994,455 shares of common stock sold in the IPO, 10,494,455 shares of common stock were sold by certain existing stockholders at a public offering price of $15.00 per share, including 2,994,455 shares sold by the selling stockholders upon the exercise of the underwriters’ option to purchase additional shares. The Company did not receive any of the proceeds from the sale of such shares by the selling stockholders.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in United States (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for the fair statement of our results have been included. Operating results for the three and nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011, for any other interim period or for any other future year.

The condensed consolidated balance sheet at December 31, 2010 has been derived from the audited financial statements at that date, but does not include all of the disclosures required by GAAP. The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto contained in the Company’s Prospectus filed with the Securities and Exchange Commission (“SEC”) on June 17, 2011 pursuant to Rule 424(b) under the Securities Act of 1933.

There have been no significant changes in the Company’s accounting policies from those disclosed in its prospectus filed with the SEC on June 17, 2011.

The accompanying condensed consolidated financial statements include the accounts of Bankrate, Inc., NetQuote Holdings, Inc., NetQuote, Inc., CreditCards.com , Inc., CCRD Operating Company Inc.,

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

CreditCards.com Limited (United Kingdom), Freedom Marketing (United Kingdom), and Rate Holding Company (100% owner of Bankrate Information Consulting (Beijing) Co., Ltd.) after elimination of all intercompany accounts and transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We believe that the judgments, estimates and assumptions involved in the accounting for income taxes, stock based compensation, the allowance for doubtful accounts receivable, useful lives of intangible assets and intangible asset impairment, goodwill impairment, acquisition accounting, and contingencies have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid debt investments purchased with a maturity at date of purchase of less than three months to be cash and cash equivalents. The carrying value of these investments approximates fair value. As of September 30, 2011, our cash and cash equivalents consisted of approximately $5.1 million of U.S. Treasury securities with 30-day maturities, approximately $1.2 million held in British pound sterling, approximately $57.6 million of operating cash subject to the $250,000 FDIC insured deposit limit, and approximately $573,000 held in Renminbi in China.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of our customers to make required payments. We look at historical write-offs and sales growth when determining the adequacy of the allowance. Should the financial condition of our customers deteriorate, resulting in an impairment of their ability to make payments, or if the level of accounts receivable increases, the need for possible additional allowances may be necessary. Any additions to the allowance for doubtful accounts receivable are recorded as bad debt expense and included in general and administrative expenses. During the three months ended September 30, 2011 and 2010, we charged approximately $561,000 and $419,000 to bad debt expense, and wrote off (net of recoveries) $562,000 and $388,000, respectively, of accounts deemed uncollectible. During the nine months ended September 30, 2011 and 2010, we charged approximately $1.7 million, and $487,000 to bad debt expense, and wrote off (net of recoveries) $1.8 million and recovered (net of write offs) $373,000, respectively, of accounts deemed uncollectible.

Intangible Assets

Intangible assets consist primarily of internet domain names and URLs, trademarks, customer relationships, affiliate network relationships and developed technologies acquired in connection with the Acquisition and our subsequent acquisitions in 2011 and 2010 (see Note 8). Intangible assets are being amortized over their estimated useful lives primarily on a straight-line basis.

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

Intangible asset categories and their estimated useful lives are as follows:

Estimated Useful Life
Trademarks, domain names and URLs	2-25 years
Customer relationships	8-15 years
Affiliate network relationships	1-9 years
Developed technologies	3-6 years

Intangible assets subject to amortization and their weighted average amortization periods were as follows as of September 30, 2011:

($ in thousands)	Cost	Accumulated Amortization	Net	Weighted Average Amortization Period Years
Trademarks and URLs	$192,573	$(15,495)	$177,078	20.1
Customer relationships	200,939	(39,254)	$161,685	8.8
Affiliate network relationships	12,790	(10,533)	$2,257	3.9
Developed technologies	17,470	(6,191)	11,279	4.7

	$423,772	$(71,473)	$352,299	13.6

Intangible assets subject to amortization and their weighted average amortization periods were as follows as of December 31, 2010:

(In thousands)	Cost	Accumulated Amortization	Net	Weighted Average Amortization Period Years
Trademarks and URLs	$178,823	$(8,289)	$170,534	20.6
Customer relationships	202,390	(21,728)	180,662	8.8
Affiliate network relationships	10,490	(8,944)	1,546	1.5
Developed technologies	16,100	(3,097)	13,003	4.7

	$407,803	$(42,058)	$365,745	13.6

Amortization expense for the three months ended September 30, 2011 and 2010 was $9.8 million and $10.4 million, respectively. Amortization expense for the nine months ended September 30, 2011 and 2010 was $29.6 million and $24.0 million, respectively.

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

Future amortization expense as of September 30, 2011 is expected to be:

($ in thousands)	Amortization Expense
Remainder of 2011	$9,217
2012	38,099
2013	37,053
2014	35,762
2015	34,984
Thereafter	197,184

Total expected amortization expense of intangible assets	$352,299

Impairment of Long-Lived Assets Including Assets with Finite Lives

ASC 360, Property, Plant and Equipment, requires that long-lived assets including intangible assets with finite lives be amortized over their estimated useful life and reviewed for impairment. We continually monitor events and changes in circumstances that could indicate carrying amounts of our long-lived assets including intangible assets with finite lives may not be recoverable. When such events or changes in circumstances occur, we assess the recoverability of such assets by determining whether the carrying value will be recovered through the undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of such assets, we recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. There was no impairment of long-lived assets including intangible assets with finite lives for the nine months ended September 30, 2011 and 2010.

Goodwill

In accordance with ASC 350, Intangibles—Goodwill and Other, we review our goodwill for impairment annually, or more frequently, if facts and circumstances warrant a review, at the reporting unit level. Our annual impairment test is performed as of October 1 of each year. We have determined that we have one segment with one reporting unit. The provisions of ASC 350 require that a two-step test be performed to assess goodwill for impairment. First, the fair value of the reporting unit is compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The implied fair value of the reporting unit’s goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied value, an impairment loss equal to the difference will be recorded. In determining the fair value of our reporting units, we rely on the Income Approach and the Market Approach. Under the Income Approach, the fair value of a business unit is based on the cash flows it can be expected to generate over its remaining life. The estimated cash flows are converted to their present value equivalent using an appropriate rate of return. The Market Approach utilizes a market comparable method whereby similar publicly traded companies are valued using Market Values of Invested Capital (“MVIC”) multiples (i.e., MVIC to revenue, MVIC to earnings before interest and taxes, MVIC to cash flow, etc.) and then these MVIC multiples are applied to a company’s operating results to arrive at an estimate of value.

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

Goodwill activity for the nine months ended September 30, 2011 is shown below:

($ in thousands)
Balance, December 31, 2010	$559,168
Adjustment during the measurement period relating to acquisition of NetQuote Holdings, Inc.	205
Adjustment during the measurement period relating to acquisition of CreditCards.com, Inc.	5,400
Other acquisitions	8,972

Balance, September 30, 2011	$573,745

There have been no triggering events during the nine months ended September 30, 2011 and 2010 that would require an impairment test during the periods.

Website Development

We account for our website development costs under ASC 350-50, Intangibles—Goodwill and Other – Website Development Costs. ASC 350-50 provides guidance on the accounting for the costs of development of company websites into five stages: (1) the planning stage, during which the business and/or project plan is formulated and functionalities, necessary hardware and technology are determined, (2) the website application and infrastructure development stage, which involves acquiring or developing hardware and software to operate the website, (3) the graphics development stage, during which the initial graphics and layout of each page are designed and coded, (4) the content development stage, during which the information to be presented on the website, which may be either textual or graphical in nature, is developed, and (5) the operating stage, during which training, administration, maintenance and other costs to operate the existing website are incurred. The costs incurred in the website application and infrastructure stage, the graphics development stage and the content development stage are capitalized; all other costs are expensed as incurred. Website development costs are initially recorded in other assets and then transferred to fixed assets upon the completion of the project. We capitalized website development costs totaling $2.1 million and $1.4 million for the nine months ended September 30, 2011 and 2010, respectively. These amounts are included in furniture, fixtures and equipment or other assets in the accompanying condensed consolidated balance sheets, depending upon whether or not the project has been completed.

Basic and Diluted Income (Loss) Per Share

We compute basic income (loss) per share by dividing net income (loss) attributable to common stockholders for the period by the weighted average number of shares outstanding for the period. Diluted income (loss) per share includes the effects of dilutive common stock equivalents, consisting of outstanding stock-based awards, unrecognized compensation expense and tax benefits in accordance with ASC 718, Compensation— Stock Compensation, to the extent the effect is not antidilutive, using the treasury stock method. Since we have a net loss attributable to common stockholders, basic and diluted loss per share are the same for the nine months ended September 30, 2011 and the three and nine months ended September 30, 2010.

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

The following table presents the computation of basic and diluted loss per share:

	Three months ended		Nine months ended
($ in thousands, except per share data)	September 30, 2011	September 30, 2010	September 30, 2011		September 30, 2010
Net income (loss)	$7,132	$(7,742)	$(27,467	) $	(16,643)

Weighted average common shares and equivalents outstanding for basic income (loss) per share calculation	99,879,865	82,839,063	92,233,345		66,239,400
Additional dilutive shares related to share-based awards	547,526	—	—		—

Weighted average common shares and equivalents outstanding for diluted loss per share calculation	100,427,391	82,839,063	92,233,345		66,239,400
Basic and diluted income (loss) per share:
Basic	$0.07	$(0.09)	$(0.30	) $	(0.25)
Diluted	$0.07	$(0.09)	$(0.30	) $	(0.25)
Options to purchase shares of common stock and other share-based awards outstanding which are not included in the calculation of diluted income (loss) per share because their impact is anti-dilutive	—	—	517,510		—

Stockholders’ Equity

The activity in stockholders’ equity for the nine months ended September 30, 2011 is shown below:

	Common Stock		Additional paid-in capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
($ and shares in thousands)	Shares	Amount
Balance at December 31, 2010	87,380	$874	$657,095	$(31,173)	$(740)	$626,056
Foreign currency translation, net of taxes	—	—	—	—	57	57
Restricted stock issued, net of forfeitures	115	1	(1)	—	—	—
Common stock issued	12,500	125	170,194	—	—	170,319
Stock compensation	—	—	2,927	—	—	2,927
Net loss	—	—	—	(27,467)	—	(27,467)

Balance at September 30, 2011	99,995	1,000	830,215	(58,640)	(683)	771,892

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

Deferred Financing Costs

In connection with the issuance of the Intercompany Note in 2009 (Note 6), the Company incurred deferred financing costs of $526,000 related to the issuance of the $222.0 million note payable to Holdings which were amortized to interest expense using a method which approximates the effective interest method over the term of the related debt.

In connection with the issuance of the Notes in 2010 (Note 7), the Company incurred $11.6 million in underwriting fees that have been classified as deferred financing costs related to the issuance of the Senior Secured Notes, which are amortized to interest expense using a method which approximates the effective interest method over the term of the related debt.

In connection with the issuance of the revolving credit facilities in an aggregate amount of $100.0 million in June 2011 (Note 7), the Company incurred $3.0 million in bank and legal fees. These fees have been classified as deferred financing costs and are being amortized to interest expense using a straightline method over the term of the revolving credit facilities.

At September 30, 2011 and December 31, 2010, deferred financing costs had a balance of $8.8 million and $10.9 million, respectively and are included in other assets on the accompanying condensed consolidated balance sheet.

During the three months ended September 30, 2011 and 2010, we amortized $497,000 and $745,000 respectively in deferred financing costs. During the nine months ended September 30, 2011 and 2010, we amortized $1.5 million and $798,000 respectively in deferred financing costs. In addition, the Company expensed approximately $3.5 million of deferred financing cost in June 2011 as a result of the redemption of $105.0 million aggregate principal amount of outstanding Notes, which is included in loss on redemption of Notes on the accompanying condensed consolidated statements of operations.

Stock Based Compensation

We account for stock-based compensation in accordance with ASC 718, Compensation—Stock Compensation. Under the fair value recognition provisions of ASC 718, stock based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period, which is generally the vesting period. See Note 2 for further information regarding our stock-based compensation assumptions and expense.

Income Tax Benefit

We calculate our income tax (expense) benefit for interim periods based on the estimate of the annual effective tax rate. We account for income taxes in accordance with ASC 740, Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, we consider tax regulations of the jurisdictions in which we operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results, or the ability to implement tax-planning strategies varies, adjustments to the carrying value of the deferred tax assets and liabilities may be required. Valuation allowances are based on the “more likely than not” criteria of ASC 740.

The accounting for uncertain tax positions guidance under ASC 740 requires that we recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. We recognize interest and penalties on uncertain tax positions as a component of income tax expense.

Foreign Currency Translation

Our foreign operations generally use the local currency as their functional currency. Assets and liabilities of these operations are translated at the exchange rates in effect on the balance sheet date. Income statement items are translated at the average exchange rates for the year. The impact of currency fluctuations is recorded in accumulated other comprehensive loss as a currency translation adjustment.

Comprehensive Income (Loss)

Comprehensive income for three months ended September 30, 2011 is approximately $7.0 million, which includes net income of approximately $7.1 million and approximately $132,000 loss in foreign currency translation adjustment. Comprehensive loss for the nine months ended September 30, 2011 is approximately $27.4 million, which includes net loss of approximately $27.5 million and $57,000 gain in foreign currency translation adjustment. Comprehensive loss for the three and nine months ended September 30, 2010 is $8.0 million and $16.9 million, respectively, due to $215,000 loss in foreign currency translation adjustment.

Segment Reporting

Through the nine months ended September 30, 2011, we operated in one reportable business segment. We evaluate the operating performance of our business as a whole. Our chief operating decision maker (i.e., chief executive officer) reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by type for purposes of allocating resources and evaluating financial performance. There are no business unit managers who are held accountable by our chief operating decision-maker, or anyone else, for operations, operating results, budgeting and strategic planning for levels or components below the consolidated unit level.

Geographic Data and Concentrations

The Company has approximately $57.6 million of operating cash subject to the $250,000 FDIC insured deposit limit as of September 30, 2011. No single country outside of the U.S. accounted for more than 10% of revenue during the three and nine months ended September 30, 2011 and 2010. There was one customer that accounted for 12% of net sales during the three months ended September 30, 2011 and no customers accounted for more than 10% of net sales during the three months ended September 30, 2010. There was one customer that accounted for 12% of net sales during the nine months ended September 30, 2011 and no customers accounted for more than 10% of net sales during the nine months ended September 30, 2010. One customer’s accounts receivable balances constituted 18%, while a second customer’s balance constituted 15% of the accounts receivable balance as of September 30, 2011. One customer’s accounts receivable balance constituted 15% while a second customer’s balance constituted 10% of the accounts receivable balance as of December 31, 2010.

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

Revenue and long-lived assets related to the U.S. and international operations and revenue by type for the three months and nine months ended September 30, 2011 and 2010 are as follows:

	Three months ended		Nine months ended
($ in thousands)	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Revenue:
USA	$110,774	$69,215	$304,132	$141,884
International	2,130	1,401	6,299	1,449

	$112,904	$70,616	$310,431	$143,333

Revenue:
Online	$110,937	$69,028	$304,313	$138,470
Print	$1,967	$1,588	$6,118	$4,863

	$112,904	$70,616	$310,431	$143,333

	September 30, 2011	December 31, 2010
Long lived assets:
USA	$931,025	$928,411
International	$4,340	$4,580

Balance, end of period	$935,365	$932,991

Fair Value Measurement

The carrying amounts of cash, accounts receivable, accrued interest, and accounts payable approximate estimated fair value. The U.S. Treasury securities are measured using quoted market prices available on active markets. In measuring the fair value of the Senior Secured Notes, the Company used market information. These estimates require considerable judgment in interpreting market data, and changes in assumptions or estimation methods could significantly affect the fair value estimates.

The following table presents estimated fair value, and related carrying amounts, as of September 30, 2011 and December 31, 2010:

	September 30, 2011		December 31, 2010
($ in thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Financial Assets:
Cash and cash equivalents	$64,489	$64,489	$115,630	$115,630
Accounts receivable	$69,205	$69,205	$42,731	$42,731

Financial Liabilities:
Revolving credit facility	$—	$—	$—	$—
Senior secured notes	$193,537	$218,400	$297,417	$331,500
Accrued interest	$4,859	$4,859	$16,393	$16,393

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

Recent Accounting Pronouncements

Recently Adopted Pronouncements

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820)—Fair Value Measurements and Disclosures, to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity. Those disclosures are effective for fiscal years beginning after December 15, 2010. The implementation of ASU 2010-06 relative to Level 3 investments did not have a material impact on the Company’s condensed consolidated financial statements.

In October 2009, the FASB issued ASU 2009-13 (an update to ASC 605-25), Revenue Recognition: Multiple-Element Arrangements which is effective for annual periods beginning on or after June 15, 2010; however, early adoption is permitted. In arrangements with multiple deliverables, ASU 2009-13 permits entities to use management’s best estimate of selling price to value individual deliverables when those deliverables have never been sold separately or when third-party evidence is not available. In addition, any discounts provided in multiple-element arrangements will be allocated on the basis of the relative selling price of each deliverable. The adoption of ASU 2009-13 did not have a material impact on the Company’s condensed consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, Intangibles - Goodwill and Other (Topic 350) - When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. ASU 2010-28 modifies Step 1 of the goodwill impairment test so that for those reporting units with zero or negative carrying amounts, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not based on an assessment of qualitative indicators that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. ASU 2010-28 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The adoption of ASU 2010-28 did not have a material impact on the Company’s condensed consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations (ASC Topic 805, Business Combinations). The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The adoption of ASU 2010-29 did not have a material impact on the Company’s condensed consolidated financial statements.

Accounting Pronouncements to be adopted in the future

In September 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and others (Topic 350)—Testing Goodwill for Impairment. The amendments permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

beginning after December 15, 2011. As permitted under ASU 2011-08, the Company intends to early adopt this ASU as of October 1, 2011. The adoption of ASU 2011-08 is not expected to have a material impact on the Company’s condensed consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Fair value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS’s. ASU 2011-04 amends Topic 820, Fair Value Measurement to change the wording used to describe the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. The amendments include wording changes that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments are effective during interim and annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 is not expected to have a material impact on the Company’s condensed consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 amends Topic 220, Comprehensive Income, to give an entity the option for presenting the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendment in this update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and should be applied retrospectively. The adoption of ASU 2011-05 is not expected to have a material impact on the Company’s condensed consolidated financial statements.

NOTE 2 – STOCK BASED COMPENSATION

In June 2011, the Company established a stock based compensation program to grant stock based awards for up to 12,120,000 shares of our common stock. Our stock based program is a long-term retention program that is intended to attract, retain and provide incentives for directors, officers and employees in the form of non-qualified stock options and restricted stock (the “2011 Plan”). Under the 2011 Plan, the Board of Directors or its delegate has the sole authority to determine who receives such grants, the type, size and timing of such grants, and to specify the terms of any non-competition agreements relating to the grants. The purpose of the 2011 Plan is to advance our interests by providing eligible participants in the Plan with the opportunity to receive equity-based or cash incentive awards, thereby aligning their economic interests with those of our stockholders.

The stock based compensation expense for stock options and restricted stock awards recognized in our condensed consolidated statements of operations for the three and nine months ended September 30, 2011 is as follows:

	Three Months Ended	Nine Months Ended
($ in thousands)	September 30, 2011	September 30, 2011
Income Statement Classifications
Cost of revenue	203	237
Operating expenses:
Sales	415	484
Marketing	222	259
Product development	448	523
General and administrative	1,221	1,424

Total	$2,509	$2,927

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

Restricted Stock

Bankrate grants restricted stock, which is valued based on the market price of the common stock on the date of grant. Compensation expense arising from restricted stock grants with cliff vesting is recognized using the straight line method over the vesting period. In June 2011, we awarded 120,135 shares of restricted common stock to employees located throughout the United States. The restricted stock awards cliff vest after the first anniversary of the grant date subject to continued employment through the applicable vesting date. As of September 30, 2011, there were 114,735 restricted stock grants outstanding due to forfeitures of 5,400 restricted stock grants.

Stock based compensation expense for the three and nine months ended September 30, 2011 included approximately $440,000 and $513,000, respectively, related to the restricted stock awards. Additionally, as of September 30, 2011, there was approximately $1.2 million of unrecognized compensation costs adjusted for estimated forfeitures, which will be recognized over a weighted average period of approximately 1 year, related to non-vested restricted stock awards.

Stock Options

We currently use the Black-Scholes option pricing model to determine the fair value of our stock options. The determination of the fair value of the awards on the date of grant using an option-pricing model is affected by the price of our common stock, as well as assumptions regarding a number of complex and subjective variables. These variables include the expected term of the options, expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, expected dividends and the estimated forfeiture rate.

We estimated the expected term using the simplified method for all stock options as the Company does not have sufficient historical exercise data. The volatility assumption is based on implied stock price volatility of a peer group of publicly traded companies. The decision to use a weighted average volatility factor was based upon the relatively short period of availability of data on actively traded stock options on our common stock, and our assessment that implied volatility is more representative of future stock price trends than historical volatility. We based the risk-free interest rate used in the option pricing model on U.S. Treasury constant maturity issues having remaining terms similar to the expected terms of the stock options. We do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. All share-based payment awards are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period.

If factors change and we employ different assumptions for estimating stock based compensation expense in future periods or if we decide to use a different valuation model, the future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income (loss), net income (loss) and net income (loss) per share.

There were no stock options granted during the three months ended September 30, 2011 and stock options exercisable into 5.0 million shares were granted during the nine months ended September 30, 2011. The stock options granted have an exercise price of $15.00 per option and a contractual term of seven years. There were no stock options granted during the three and nine months ended September 30, 2010. The following table provides the weighted average fair value of the stock options granted during the nine month periods ended September 30,

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

2011 using the Black-Scholes option pricing model together with a description of the weighted average assumptions used to calculate the fair value.

Nine Months Ended September 30, 2011
Weighted average fair value	$6.78
Expected volatility	53%
Weighted average risk free rate	1.42%
Expected lives	4.75 years
Expected dividend yield	0.00%

Stock-based compensation expense for the three and nine months ended September 30, 2011 included approximately $2.1 million and $2.4 million, respectively, related to the stock option awards. Additionally, as of September 30, 2011, there was approximately $30.7 million of unrecognized compensation costs adjusted for estimated forfeitures, which will be recognized over a weighted average period of approximately 3.7 years, related to non-vested stock option awards.

The following table sets forth the summary of option activity under our stock option plan for the nine months ended September 30, 2011:

	Number of Shares	Price Per Share	Weighted Average Exercise Price	Aggregate Intrinsic Value
Balance, December 31, 2010	—			$—
Granted	5,000,000	$15.00	$15.00	$—
Exercised	—	$—	$—	$—
Forfeited	160,000	$15.00	$15.00	$—
Expired	—	$—	$—	$—

Balance, September 30, 2011	4,840,000			$1,016,400

The aggregate intrinsic value of stock options outstanding as of September 30, 2011 is calculated as the difference between the market value at September 30, 2011 ($15.21) and the exercise price of the stock options.

Additional information with respect to outstanding stock options as of September 30, 2011, is as follows:

Options Outstanding			Options Exercisable
Prices	Number of Shares	Weighted Average Remaining Contractual Term (Years)	Number of Shares	Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
$ 15.00	4,840,000	6.71	—	—	—	$—

NOTE 3 – INCOME TAXES

We calculate our income tax provision (benefit) for interim periods based on the estimate of the annual effective tax rate. The difference between income tax expense computed at the statutory rate and the reported income tax expense is primarily due to non-deductible transaction costs incurred and an increase in the liability for unrecognized tax benefits during the nine months ended September 30, 2011.

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

We have approximately $18.6 million and $5.6 million of unrecognized tax benefits as of September 30, 2011 and December 31, 2010, respectively.

We are subject to income taxes in the U.S. federal jurisdiction, various states, and foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. With few exceptions, we are no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for the years before 2007.

We accrued $56,000 and $168,000 for the payment of interest and penalties for the respective three and nine months ended September 30, 2011, which was charged to income tax expense during the respective three and nine month periods ended September 30, 2011. We accrued $48,000 and $144,000 for the payment of interest and penalties for the respective three and nine months ended September 30, 2010, which was charged to income tax expense during the respective three month and nine month periods ended September 30, 2010.

Our 2009 Federal income tax return is under examination the Internal Revenue Service (“IRS”). We have not received any indication from the IRS as to a conclusion for the audit.

NOTE 4 – RESTRUCTURING CHARGES

In connection with the acquisition of NetQuote and CreditCards, the Company adopted a restructuring plan to achieve cost synergies. During the nine months ended September 30, 2011 and September 30, 2010, the Company terminated one and fifty-six employees, respectively, pursuant to such restructuring plan. Accordingly, during the nine months ended September 30, 2011 and 2010, we recorded $238,000 and $3.4 million expense for severance-related costs for terminated employees. These costs have been included within restructuring charges in the accompanying condensed consolidated statement of operations. Accrued severance related costs were approximately $134,000 at September 30, 2011 and are included within accrued expenses on the accompanying condensed consolidated balance sheet.

The restructuring charges and their utilization are summarized as follows:

($ in thousands)	Liability Balance at Beginning of Period	Restructuring Charges	Utilized	Liability Balance at End of Period
Balance at December 31, 2010	$369	$—	$—	$369
One-time termination benefits	—	238	(473)	(235)
Other associated costs	—	—	—	—

Balance at September 30, 2011	$369	$238	$(473)	$134

($ in thousands)	Liability Balance at Beginning of Period	Restructuring Charges	Utilized	Liability Balance at End of Period
Balance at December 31, 2009	$—	$—	$—	$—
One-time termination benefits	—	2,353	(961)	1,392
Other associated costs	—	1,005	(314)	691

Balance at September 30, 2010	$—	$3,358	$(1,275)	$2,083

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

The Company expects to pay the remaining $134,000 within the next six months.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Proceedings

Lower Fees, Inc. Litigation

On or about November 20, 2008, Lower Fees, Inc. (“LF”) filed in the Circuit Court in and for Palm Beach County, Florida a civil action against the Company, Bankrate’s Chief Executive Officer and Chief Financial Officer, alleging “fraud in the inducement” by the defendants in respect of the Company having entered into an asset purchase agreement with LF dated February 5, 2008 (the “Asset Purchase Agreement”). Pursuant to the Asset Purchase Agreement, the Company purchased certain assets and assumed certain liabilities of LF and made a cash payment of the consideration specified in the agreement. Following a motion by Bankrate to dismiss the complaint as baseless and failing to state a claim, on March 23, 2009, the court dismissed the complaint, and allowed LF 30 days within which to file an amended complaint. LF filed an amended complaint on April 22, 2009 which was dismissed on October 9, 2009. LF filed another amended complaint on November 6, 2009, which sought relief in the form of rescission of the transaction and attorneys’ fees and which was dismissed with prejudice on March 23, 2010. On or about April 21, 2010, LF filed a notice of appeal of the court’s March 23 order (the “Appeal”).

On April 30, 2010, LF sent a letter to us (the “LF Letter”) asking for indemnification under Paragraph 6.3 of the Asset Purchase Agreement for the same alleged “misrepresentations” it had alleged in its prior complaints in the civil action. The amount the LF Letter claims LF will incur as losses is $8.2 million. The LF Letter also asks for payment of $900,000 and $180,000 to Michael Kratzer, one of the owners of LF, in respect of his former employment with us. On May 14, 2010, we responded to the LF Letter denying the allegations in full.

The parties have filed their briefs in the Appeal and the case is awaiting decision by the appellate court. Oral arguments were heard in July 2011. On October 19, 2011 the fourth District Court of Appeals reversed the trial court’s dismissal of the complaint and directed the trial court to proceed with the case. Bankrate has 15 days to file a motion for rehearing. We will continue to vigorously defend the Appeal and the requests of the LF Letter. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

On March 9, 2011, LF filed a civil action against the Company styled: Lower Fees, Inc., Plaintiff, vs. Bankrate, Inc., Defendant, in the Circuit Court of the Fifteen Judicial Circuit in and for Palm Beach County (the “New LF Lawsuit”). In the New LF Lawsuit, LF alleges that the Company breached a duty of good faith to operate a website transferred under the Asset Purchase Agreement to generate revenues that would have resulted in the Company having to pay LF certain earn-out payments under the Asset Purchase Agreement. The New LF Lawsuit is in its very early stages. LF seeks relief in the form of unspecified damages suffered, pre-judgment interest, attorneys’ fees, and costs. The Company will vigorously defend the New Lawsuit and currently intends to file a motion to dismiss the New LF Lawsuit. The motion for summary judgment was heard in July 2011 and the Company is awaiting a ruling from the court. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

BanxCorp Litigation

On or about July 20, 2007, BanxCorp, an online publisher of rate information provided by financial institutions with respect to various financial products, filed suit against the Company in the United States District

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

Court for the District of New Jersey alleging violations of Federal and New Jersey State antitrust laws, including the Sherman Act and the Clayton Act on the basis of illegal predatory pricing, vendor lock-in, exclusionary product and distribution bundling and tie-in arrangements, anticompetitive acquisitions and market division agreements. In the complaint, BanxCorp seeks injunctive relief, treble damages in an unspecified amount, and attorneys’ fees and costs. In response to motions by the Company to dismiss for failure to state a claim, the court has three times permitted Banxcorp to file amended complaints, in which Banxcorp has added new causes of action under the Sherman Act, including an allegation that the Company conspired with some 90 online media outlets to fix prices in connection with the publication of certain rate information tables. Following the latest amendment in March 2011, the Company intends to again move to dismiss the amended complaint. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

Mortgage Grader Lawsuit

In October 2010, an action was commenced in the United States District Court for the Central District of California entitled Mortgage Grader, Inc. v. Lenderfi, Inc., et al., in which Bankrate is one of nine defendants. The complaint alleges that the plaintiff is the owner of a patent relating to “a computer-implemented system for enabling borrowers to anonymously shop for loan packages offered by a plurality of lenders” and that the patent is being infringed by each of the defendants. The complaint seeks relief in the form of an adjudication of patent infringement, unspecified treble damages together with pre-judgment and post-judgment interest, an injunction prohibiting further infringement, and reasonable attorneys’ fees and costs. Bankrate has answered the complaint and asserted counterclaims alleging that the patent in question should be invalidated. An initial investigation on the merits of the action has been undertaken and Bankrate denies any liability. Settlement discussions have been initiated between the parties and are ongoing. We cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

Bankrate, Inc. Shareholder Litigations

In connection with the announcement of the Bankrate Acquisition, certain persons who were then stockholders of the Company filed a number of lawsuits alleging breach of fiduciary duties and/or seeking appraisal of the fair value of their shares of the Company stock. The lawsuits alleging breach of fiduciary duties were consolidated and, on November 8, 2010, certified as a mandatory, non-opt-out class action (with the exception of one of the parties seeking appraisal, who was ruled not to be part of the class) and settled based on an award of plaintiffs’ counsel attorneys’ fees and expenses in the amount of $2.0 million, which was paid on December 8, 2010. One of the appraisal claims was resolved in September 2010 and the remaining claims were resolved in February 2011, on the basis of a per-share valuation equal to that offered in the Bankrate Acquisition. All of these claims are now resolved.

Trouve Lawsuit

On June 24, 2011, a civil action against Trouve Media, Inc. (“Trouve”) was filed in the Superior Court of California. The lawsuit alleges that Trouve sent unlawful unsolicited commercial email messages in violation of California business and professional code. The lawsuit is in its very early stages and Bankrate intends to vigorously defend the lawsuit. The Company cannot presently estimate the amount of loss, if any, that would result from an adverse resolution of this matter.

Other Commitments

We have executed employment agreements with 16 senior executives, including Bankrate’s President and Chief Executive Officer. Three of the executives’ employment contracts were modified as a result of the

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

Acquisition. Each employment agreement provides for a minimum annual base salary, an annual bonus contingent on our achieving certain performance criteria, and severance provisions ranging from six months to one year’s annual base salary. Under the terms of the employment agreements, the individuals are entitled to receive minimum severance amounts of $3.1 million in the aggregate.

NOTE 6 – NOTE PAYABLE TO RELATED PARTIES, EQUITY TRANSACTIONS and 2011 MERGER

At December 31, 2009, long-term debt consisted of $222.0 million of an inter-company note payable to Holdings (“Intercompany Note”). The Intercompany Note had a maturity date of August 24, 2014. Interest on the Intercompany Note accrued daily on the outstanding principal amount at 14.15% and was payable semi-annually on June 30 and December 31 in cash interest, payment-in-kind (“PIK”) interest (which is added to the loan principal balance) or in any combination of cash interest and PIK interest, at the option of the Company. There was no interest expense for the three and nine months ended September 30, 2011. Interest expense was approximately $1.1 million and $17.3 million during the three and nine months ended September 30, 2010.

In addition, Holdings had a long-term debt of $222.0 million to the equity owners of Ben Holding S.à r.l., the majority owner of Holdings, and certain members of the Company’s management, which was borrowed to provide funding for the Acquisition (“Shareholder Notes”). The notes payable to the Apax VII Funds were issued on August 24, 2009, and the notes payable to certain senior executives and former board members of Bankrate were issued on September 25, 2009. The Shareholder Notes had maturity dates of August 24, 2014. Interest on the Shareholder Notes accrued daily on the outstanding principal amount at 11.75% and are payable semi-annually on June 30 and December 31 in cash. Additional interest on these notes accrued daily on the outstanding principal amount at 2.25% and was payable semi-annually on June 30 and December 31 as cash interest, payments-in-kind (“PIK”) interest or in any combination of cash interest or PIK interest. There was no interest expense for the three and nine months ended September 30, 2011. Interest expense was approximately $1.2 million and $17.2 million for the three and nine months ended September 30, 2010, respectively.

In connection with the acquisitions of NetQuote and CreditCards (see Note 8) and the issuance of the Senior Secured Notes, on July 13, 2010 (see Note 7), the parties converted the Shareholder Note and the Intercompany Note into preferred shares of Holdings and of the Company, respectively, by the following steps (the “Recapitalization”): (i) the Company made a payment to Holdings of unpaid accrued interest on the Intercompany Note of approximately $20.5 million, (ii) Holdings paid such amount to the holders of the Shareholder Notes in satisfaction of all unpaid accrued interest on the Shareholder Notes (the “Note Holder Interest”), (iii) the equity owner of Ben Holding S.à r.l. contributed their Shareholder Notes plus the Note Holder Interest they received from Holdings to Ben Holding S.à r.l. in exchange for additional equity in Ben Holding S.à r.l., (iv) Ben Holding S.à r.l., together with the members of Company management that hold Shareholder Notes, contributed all of the Shareholders Notes plus all (or 30% in the case of Company management), of the Note Holder Interest to Holdings in exchange for a principal amount of approximately $244.3 million of newly-issued preferred stock of Holdings (the “Holdings Preferred Stock”), and (v) Holdings contributed the Intercompany Note, together with the cash received in respect of Note Holder Interest by Holdings in step (iv), to the Company in exchange for newly-issued preferred stock of the Company (the “Company Preferred Stock”). The Company Preferred Stock has a principal amount of approximately $244.7 million (representing the sum of the principal amount of and accrued but unpaid interest on the Intercompany Note plus the amount of recontributed Note Holder Interest), had no fixed maturity date, was non-voting, yielded 15.15% per annum, compounded semi-annually, and was entitled, on a preferred basis in relation to the Company’s common stock, to receive distributions from the Company or the principal amount thereof plus accrued and unpaid yield thereon (and certain additional amounts in the event of a repayment of the principal amount thereof before August 25, 2013).

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

The Holdings Preferred Stock had terms consistent with the Company Preferred Stock, with the exception that the yield is 15% per annum. For the preferred stock issued, the Company received a return of cash of $19.7 million of the $20.5 million of cash it paid in (i) above.

In connection with the issuance of the Senior Secured Notes (see Note 7), Apax Partners, L.P. and Company management contributed $73.0 million and $6.7 million, respectively, to the capital of BEN Holdings, Inc. in exchange for additional Holdings Preferred Stock with the terms described above and Holdings in turn contributed such amounts to the capital of the Company in exchange for Company common stock.

On June 21, 2011, Holdings merged with and into the Company with the Company surviving the merger and emerging with a new capital structure (“2011 Merger”). In connection with the 2011 Merger, the Company had an internal recapitalization whereby the Company’s 244,706 shares of preferred stock, 4,129,611 shares of common stock and 7,202 shares of restricted stock outstanding were cancelled (other than the restricted stock) and 87,500,000 shares of common stock issued and outstanding including 120,135 shares of restricted stock resulting from the conversion of restricted stock outstanding immediately prior the 2011 Merger. The surviving corporation in the Merger retained the name “Bankrate, Inc.” The 2011 Merger was accounted for as a common control merger and in a manner similar to a pooling of interests. Accordingly, Holdings and Bankrate were consolidated retroactively to the earliest period presented, using the historical cost basis of each entity. The common stock, per common share, and increase in authorized share amounts in these consolidated financial statements and notes to consolidated financial statements have been presented to retroactively reflect these transactions to the earliest period presented.

NOTE 7 – DEBT

Senior Secured Notes

On July 13, 2010, the Company issued $300.0 million aggregate principal amount of 11  3/4% Senior Secured Notes (“Senior Secured Notes”) due July 15, 2015 at an offering price of 99.077% with an original issue discount of $2.8 million. Interest on the Senior Secured Notes accrue daily on the outstanding principal amount at 11  3/4% and is payable semi-annually, in arrears, on July 15 and January 15, beginning on January 15, 2011, in cash. The net proceeds of approximately $286.9 million were used to fund the acquisitions of NetQuote and CreditCards, pay related fees and expenses and for general corporate purposes. On or after July 15, 2013, the Company may redeem some or all of the Senior Secured Notes at a premium that will decrease over time as set forth in our Indenture, dated as of July 13, 2010, governing its 11  3/4% Senior Secured Notes due 2015 (the “Indenture”). Additionally, if the Company experiences a change of control, the holders of the Senior Secured Notes have the right to require the Company to purchase the Senior Secured Notes at a price in cash equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. The indenture governing the Senior Secured Notes contains other restrictions and limitations. The Senior Secured Notes are collateralized by all of the Company’s assets subject to certain excluded properties and have no financial covenant requirements.

On June 30, 2011, in accordance with the terms of the Indenture, the Company used approximately $123.0 million of the proceeds from the Initial Public Offering to redeem $105.0 million aggregate principal amount of the outstanding Senior Secured Notes (the “Notes Redemption”) and to pay interest accrued in the amount of $5.7 million on the portion of the outstanding Senior Secured Notes up to but not including the date of redemption plus the redemption premium. As a result of the Notes Redemption, the Company incurred charges of

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

approximately $16.6 million, including charges of approximately $828,000 and $3.5 million for the write-off of unamortized original issue discount and deferred financing cost, respectively, and $12.3 million for the redemption fee. These charges are recorded within loss on redemption of Notes for the nine months ended September 30, 2011 on the accompanying unaudited condensed consolidated statements of operations.

On August 1, 2011, the Company completed an exchange offer pursuant to which all of the Senior Secured Notes, which were issued without registration under the Securities Act of 1933, as amended (the “Securities Act”), were exchanged for a new issue of substantially identical notes registered under the Securities Act.

The Company had a balance of approximately $193.5 million and $297.4 million in Senior Secured Notes, net of amortization, as of September 30, 2011 and December 31, 2010, respectively recorded on the accompanying unaudited condensed consolidated balance sheet.

During the three and nine months ended September 30, 2011, the Company amortized $74,000 and $289,000 of original issue discount which is included within interest expense on the accompanying condensed consolidated statement of operations. At September 30, 2011, the Company had approximately $1.5 million in original issue discounts remaining to be amortized.

For the three months ended September 30, 2011 and 2010, interest expense related to the Senior Secured Notes was $6.1 million and $8.1 million, respectively. For the nine months ended September 30, 2011 and 2010, interest expense related to the Senior Secured Notes was $25.4 million and $8.1 million, respectively.

Revolving Credit Facilities

On June 10, 2011, we entered into revolving credit facilities in an aggregate amount of $100.0 million, consisting of two tranches, tranche A for $30.0 million which matures on July 15, 2015 and tranche B for $70.0 million which matures on April 15, 2015. Our obligations under the revolving credit facilities are guaranteed by each direct and indirect, existing and future, domestic restricted subsidiary that guarantees our obligations under the Senior Secured Notes. The obligations under such credit facilities are equally and ratably secured by liens on the same collateral that secures our Senior Secured Notes (it being understood that upon any enforcement of remedies resulting in the realization of proceeds from such collateral, up to $30.0 million of revolving tranche A loans under the tranche A facility would be paid in full first before applying any such amount to pay the Notes and the tranche B revolving loans under the tranche B credit facility on a pari passu basis). The agreements governing such credit facilities contain terms generally commensurate with issuers of the same debt rating, and our ability to draw down any such credit facilities is subject to certain limitations, including that at the time of and immediately after giving effect to such drawing and the application proceeds thereof the Consolidated Secured Debt Ratio (as defined in the revolving credit facilities) on a pro forma basis shall not exceed 3.50:1.00.

At the Company’s election, the interest rate per annum applicable to the loans under the revolving credit facilities is based on a fluctuating rate of interest determined by reference to either (i) a base rate determined by reference to the higher of (a) the prime rate quoted in the print edition of The Wall Street Journal, Money Rates Section as the prime rate and (b) the federal funds effective rate plus 0.50%, plus an applicable margin equal to 2.00%, or (ii) a Eurodollar rate determined by reference to LIBOR, adjusted for statutory reserve requirements, plus an applicable margin equal to 3.00%; provided, however, that at any time less than $20,000,000 in aggregate principal amount of loans are drawn under the tranche A credit facility, the applicable margin with respect to loans under the tranche B credit facility at the base rate will be 2.25% and the applicable margin with respect to loans under the tranche B credit facility at the Eurodollar rate will be 3.25%.

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

Interest accrues daily and is payable in arrears for both base rate and Eurodollar loans. For base rate loans, interest is payable on the last business day of March, June, September and December. For Eurodollar loans interest is payable on electable periods of one, two, three or six months (or, if each affected lender so agrees, nine or twelve months). As of September 30, 2011, the Company had $100.0 million available for borrowing under the revolving credit facilities and there were no amounts outstanding, nor did the Company incur any interest during the three or nine months ended September 30, 2011.

The Revolving Credit Facilities agreement contains customary financial and other covenants, including maximum consolidated leverage ratio of 4.50:1.00 and in certain instances 4.25:1.00. In addition, the Company is subject to covenants limiting incurrence of debt, liens on properties, investments, loans and advances, mergers and consolidations, asset sales, dividends and transactions with affiliates. The Company was in compliance with all required covenants as of September 30, 2011.

NOTE 8 – ACQUISITIONS

Fiscal Year 2011

During the nine months ended September 30, 2011, the Company acquired certain entities for an aggregate purchase price of $25.5 million in cash. Additionally, the Company paid $576,000 in relation to contingent consideration for previously acquired entities. These entities are individually and in the aggregate immaterial to the Company’s net assets and operations, were accounted for as purchases and are included in the Company’s condensed consolidated results from the acquisition date.

The Company recorded $9.0 million in goodwill and $19.7 million in intangible assets related to these acquisitions consisting of agent relationships for $2.3 million, developed technologies for $1.4 million and internet domain names for $16.0 million. We expect goodwill will be deductible for income tax purposes.

Fiscal Year 2010

Acquisition of NetQuote.com

On July 13, 2010, the Company completed the stock acquisition of NetQuote Holdings, Inc. (“NetQuote”), a Delaware corporation, for $202.8 million in cash, net of cash acquired and net of NetQuote’s debt and transaction costs. NetQuote, based in Denver, Colorado, operates websites that offer consumers competitive insurance rates for auto, home, life, and health. The Company paid $191.8 million, net of cash acquired, and $11 million was placed in escrow to satisfy certain indemnification obligations of NetQuote’s shareholders. As of September 30, 2011, no escrow payments have been made.

This acquisition was made to complement the online publishing business. The results of operations of NetQuote is included in the Company’s consolidated results from the acquisition date. We recorded approximately $133.4 million in goodwill, which reflects the adjustments necessary to allocate the purchase price to the fair value of the assets acquired and the liabilities assumed. We expect goodwill will not be deductible for income tax purposes. Approximately $92.0 million was recorded as intangible assets consisting of Internet domain name for $40.9 million, customer relationships for $46.0 million, and developed technology for $5.1 million.

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

The following table presents the January 1, 2011 estimated fair value of assets acquired and liabilities assumed at acquisition date, measurement period adjustments during the nine months ended September 30, 2011 and the final adjusted acquisition date fair values as of September 30, 2011.

($ in thousands)	Acquisition Date Estimated Fair Value	Measurement Period Adjustments	Adjusted Acquisition Date Estimated Fair Value
Current assets, net of cash acquired	$9,323	$—	$9,323
Property and equipment, net	3,070	—	3,070
Intangible assets	92,000	—	92,000
Goodwill	133,184	205	133,389
Other noncurrent assets	82	—	82
Current liabilities	(10,386)	445	(9,941)
Deferred tax liability	(18,294)	(650)	(18,944)
Other noncurrent liabilities	(6,184)	—	(6,184)

Preliminary purchase price	$202,795	$—	$202,795

The measurement period adjustments relate to current liabilities, goodwill and other noncurrent liabilities and are due to a change in the valuation of receivables and deferred tax liabilities.

The Company has adjusted the provisional amounts at December 31, 2010 that were recognized at the acquisition dates to reflect new information obtained about facts and circumstances that existed as of the acquisition dates that, if known, would have affected the measurement of the amounts recognized as of those dates. Such adjustments resulted in a net increase of $205,000 in goodwill, a decrease of $445,000 to accrued expenses and an increase to deferred income tax liability of $650,000. These amounts were not retrospectively adjusted as of December 31, 2010 as the amounts were not deemed material. The fair values of assets acquired and liabilities assumed were finalized as of June 30, 2011.

The valuations used to determine the fair value of the intangible assets and the resulting goodwill in the purchase price allocation principally use the discounted cash flow methodology and were made concurrent with the effective date of the acquisition. The weighted average amortization periods for intangible assets recorded in the acquisition are as follows:

Years
Trademarks and URLs	15.0
Customer relationships	8.3
Developed technologies	3.0

Acquisition of CreditCards.com

On August 6, 2010, the Company completed the stock acquisition of CreditCards.com, Inc. (“CreditCards”), a Delaware corporation, for $143.1 million in cash, net of cash acquired and net of CreditCards’ debt and transaction costs. CreditCards, based in Austin, Texas, operates websites that offer consumers information on credit cards. The Company paid $135.8 million, net of cash acquired, and $7.3 million was placed in escrow to satisfy certain indemnification obligations of CreditCards’ shareholders. As of September 30, 2011, no escrow payments have been made.

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

This acquisition was made to complement the online publishing business. The results of operations of CreditCards is included in the Company’s consolidated results from the acquisition date. We recorded approximately $81.2 million in goodwill, which reflects the adjustments necessary to allocate the purchase price to the fair value of the assets acquired and the liabilities assumed. We expect goodwill will not be deductible for income tax purposes. The goodwill of approximately $81.2 million represents the value that is expected from combining CreditCards with Bankrate to provide buyer-specific synergies to leverage the Bankrate platform to increase revenue, reduce expenses, ultimately leading to increased profits. This type of synergy is not readily available to marketplace participants. Approximately $67.8 million was recorded as finite-lived intangible assets consisting of Internet domain name for $26.5 million, customer relationships for $39.4 million, and developed technology for $1.9 million.

The following table presents the January 1, 2011 estimated fair value of assets acquired and liabilities assumed at acquisition date, measurement period adjustments and the final adjusted acquisition date fair values.

($ in thousands)	Acquisition Date Estimated Fair Value	Measurement Period Adjustments	Adjusted Acquisition Date Estimated Fair Value
Current assets, net of cash acquired	$10,445	$—	$10,445
Property and equipment, net	571	—	571
Intangible assets	71,900	(4,100)	67,800
Goodwill	75,795	5,400	81,195
Other noncurrent assets	59	—	59
Current liabilities	(7,676)	292	(7,384)
Deferred tax liability	(6,584)	(1,592)	(8,176)
Other noncurrent liabilities	(1,446)	—	(1,446)

Preliminary purchase price	$143,064	$—	$143,064

The measurement period adjustments relate to goodwill and intangible assets, other noncurrent assets and current liabilities and are due to changes in working capital and changes in the valuation of deferred tax liabilities.

The Company has adjusted the provisional amounts at December 31, 2010 that were recognized at the acquisition dates to reflect new information obtained about facts and circumstances that existed as of the acquisition dates that, if known, would have affected the measurement of the amounts recognized as of those dates. Such adjustments resulted in a decrease of $4.1 million to intangible assets, an increase of $5.4 million in goodwill, a decrease of $292,000 to accrued expenses and an increase to deferred income tax liability of $1.6 million. These amounts were not retrospectively adjusted as of December 31, 2010 as the amounts were not deemed material. The fair values of assets acquired and liabilities assumed were finalized as of June 30, 2011.

The valuations used to determine the fair value of the intangible assets and the resulting goodwill in the purchase price allocation principally use the discounted cash flow methodology and were made concurrent with the effective date of the acquisition. The weighted average amortization periods for intangible assets recorded in the acquisition are as follows:

Years
Trademarks and URLs	20.0
Customer relationships	8.0
Developed technologies	3.0

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

Other Acquisitions

During the year ended December 31, 2010, the Company acquired certain entities for an aggregate purchase price of $11.8 million in cash. These entities are individually and in the aggregate immaterial to the Company’s net assets and operations, were accounted for as purchases and are included in the Company’s condensed consolidated results from the acquisition date.

The Company recorded $640,000 in goodwill and $11.2 million in intangible assets related to the acqusitions consisting of domain names for $10.5 million, customer relationships for $590,000 and affiliate network relationship for $90,000. We expect goodwill will be deductible for income tax purposes.

Pro Forma Data

The following unaudited pro forma data summarizes the results of operations for the periods presented as if the acquisitions of NetQuote and CreditCards had been completed on January 1, 2010. The pro forma data give effect to the actual operating results prior to the acquisitions and adjustments to revenue of $323,000, cost of revenue of $323,000, stock based compensation expense of $2.2 million, depreciation and intangible assets amortization of $4.4 million, interest expense of $666,000, and income taxes of $1.4 million for the three months ended September 30, 2010. The pro forma data give effect to the actual operating results prior to the acquisitions and adjustments to revenue of $4.0 million, cost of revenue of $4.0 million, depreciation and intangible assets amortization of $8.6 million, interest expense of $2.6 million, and income taxes of $2.3 million for the nine months ended September 30, 2010. The pro forma data does not give effect to transaction costs related to the acquisitions. These pro forma amounts are not intended to be indicative of the results that would have been actually reported if the acquisitions of NetQuote and CreditCards had occurred on January 1, 2010 or that may be reported in the future.

	Three months ended	Nine months ended
(In thousands )	September 30, 2010	September 30, 2010

Total revenue	$78,690	$223,524

Loss from operations	$(10,602)	$(712)

Net loss	$(13,572)	$(18,820)

Basic and diluted net loss per share:
Basic and Diluted	$(.10)	$(.29)

NOTE 9 – RELATED PARTY TRANSACTIONS

We previously were party to a material event investment advisory agreement with Apax Partners, L.P. At the closing of the Acquisition on September 25, 2009, we paid a one-time $15.3 million fee to Apax Partners, L.P. In addition, there is a 30 basis point material event investment advisory services fee (“Advisory Fee”) in an annual amount equal to the equity investment amount payable to Apax Partners, L.P. There was no Advisory Fee for the three months ended September 30, 2011. The Advisory Fee was $389,000 for the three months ended September 30, 2010, $883,000 and $1.2 million for the nine months ended September 30, 2011 and 2010, respectively and have been recorded in acquisition, offering and related costs and related party fees. In addition, as a part of the material event investment advisory agreement, during the nine months ended September 30, 2011, we incurred costs associated with the IPO and S-4 registration statement in relation to our exchange offer, which

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

included $34.7 million to Apax Partners, L.P. for termination of monitoring fees, merger and acquisition advisory services, IPO services for secondary shares, exchange offer advisory services, and other services provided to Bankrate’s management. The payment to APAX has been recorded in the following manner: $30.0 million as a part of acquisition, offering and related expenses and related party fees, $3.8 million netted against IPO proceeds and $917,000 to deferred loan fees.

We also paid no amount and $418,000, respectively to certain senior executives and certain current and former board members of Bankrate during the three months ended September 30, 2011 and 2010, respectively, and $63,000 and $1.8 million during the nine months ended September 30, 2011 and 2010 respectively, which were recorded in acquisition, offering and related expenses and related party fees. In addition, during the nine months ended September 30, 2011, the Company paid approximately $3.1 million to certain senior executives and certain current and former board members of Bankrate as a result of the consummation of the IPO. This amount is also recorded in acquisition, offering and related expenses and related party fees on the accompanying condensed consolidated statement of operations.

In connection with its corporate insurance the Company used HUB International, a portfolio company of funds advised by Apax Partners L.P. We paid HUB International approximately $15,000 and $141,000 in insurance brokerage fees during the three and nine months ended September 30, 2011, respectively, and $16,000 and $28,000 during the three and nine months ended September 30, 2010, respectively.

During the year ended December 31, 2010, the Company leased office space in Memphis, Tennessee from Robert Langdon, a former employee and Scott Langdon, a current employee. The lease terminated on December 31, 2010. During the three and nine months ended September 30, 2010, the Company incurred $32,000 and $95,000, respectively in rent expense.

BEN Holdings, Inc. is party to certain Class B Common Share Purchase Agreements, each dated as of April 30, 2010 and October 31, 2010 (the “Class B Common Share Purchase Agreements”), with certain individuals, including certain officers and directors of BEN Holdings, Inc. and Bankrate (each a “Class B Purchasing Executive”). Under the Class B Common Share Purchase Agreements, BEN Holdings, Inc sold, at fair value, a total of 102,451 shares of Class B Common Stock, par value $0.01 per share, of BEN Holdings, Inc. (the “Class B Common Stock”) to the Class B Purchasing Executives in exchange for the issuance of interest bearing recourse promissory notes of $195,000 to BEN Holdings, Inc. by the Class B Purchasing Executives. The agreements include a provision that at the option of Ben Holdings, Inc., allows Ben Holdings, Inc. to repurchase the class B common shares at defined values. The Class B Common Stock and related promissory notes are not reflected in these financial statements due to the 2011 Recapitalization and Merger (see Note 1). The Class B Common Stock and related promissory notes were settled in connection with the Company’s initial public offering.

NOTE 10 – SUBSEQUENT EVENTS

On October 10, 2011, the Company entered into an Asset Purchase Agreement (“APA”) with InsWeb Corporation (“InsWeb”) that provides for the purchase of substantially all of the assets relating to the insurance lead generation and marketing business (“Assets”). Under the terms of the Asset Purchase Agreement, Bankrate has agreed to pay $65.0 million in cash for the Assets, subject to certain adjustments, and to assume certain liabilities of InsWeb. The transaction is expected to close by the end of 2011. The APA includes customary termination provisions, including that either Bankrate or InsWeb may terminate the APA if the other party has materially breached any representation, warranty or covenant contained in the Asset Purchase Agreement and

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

failed to cure such breach, if our stockholders do not approve the transaction, or if the closing has not occurred within six months from the signing. If the APA is terminated under certain circumstances, InsWeb will be required to pay a termination fee of $2.5 million to Bankrate. The transaction is subject to various closing conditions, including the receipt of regulatory approvals and the approval of InsWeb’s stockholders. The transaction is not subject to a financing condition.

NOTE 11 – CONDENSED CONSOLIDATING FINANCIAL STATEMENT INFORMATION

On July 13, 2010, the Company completed an offering of $300 million of 11 3/4% Senior Secured Notes due on July 15, 2015 at an offering price of 99.077%. The Senior Secured Notes were sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act or to non-U.S. buyers in accordance with Regulation S under the Securities Act. In connection with the sale of the Senior Secured Notes, the Company entered into a Registration Rights Agreement with the initial purchasers of the Original Notes party thereto, pursuant to which the Company and its Subsidiary Guarantors (as defined below) agreed to file a registration statement with respect to an offer to exchange the Senior Secured Notes for a new issue of substantially identical notes registered under the Securities Act (the “Exchange Notes”). On June 30, 2011, the Company’s Form S-4 Registration Statement for the Exchange Notes filed with the Securities and Exchange Commission became effective, and all of the Original Notes were exchanged for Exchange Notes on August 1, 2011. The Exchange Notes are fully and unconditionally guaranteed on a joint and several senior secured basis by the Company and certain of its wholly-owned domestic subsidiaries (the “Subsidiary Guarantors”).

The following condensed consolidating financial information, which has been prepared in accordance with the requirements for presentation of Rule 3-10(f) of Regulation S-X promulgated under the Securities Act, presents the condensed consolidating financial information separately for:

(i)	Bankrate, Inc., as the issuer of the Senior Secured Notes;

(ii)	The Subsidiary Guarantors, on a combined basis, which are 100% owned by Bankrate, Inc., and which are guarantors of the Senior Secured Notes;

(iii)	The Company’s other subsidiaries on a combined basis, which are not guarantors of the Senior Secured Notes (the “Subsidiary Non-Guarantors”);

(iv)	Consolidating entries and eliminations representing adjustments to:

a.	Eliminate intercompany transactions between or among the Company, the Subsidiary Guarantors and the Subsidiary Non-Guarantors and

b.	Eliminate the investments in the Company’s subsidiaries;

(v)	The Company and its subsidiaries on a consolidated basis.

As the Senior Secured Notes were issued during July 2010, prior periods are not presented. As the Subsidiary Guarantors have guaranteed the Senior Secured Notes and have pledged their assets as collateral, the Company has “pushed down” the recording of the Senior Secured Notes and related interest expense to the Subsidiary Guarantors balance sheet and statement of operations as a non-cash transaction.

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

Bankrate, Inc. and Subsidiaries

Condensed Consolidating Balance Sheets

As of September 30, 2011

($ In thousands)

	Bankrate, Inc.	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Consolidated
Assets
Cash and cash equivalents	$57,526	$5,207	$1,756	$—	$64,489
Accounts receivable, net of allowance for doubtful accounts	33,448	33,849	1,908	—	69,205
Deferred income taxes	14,768	1,554	4	—	16,326
Prepaid expenses and other current assets	10,192	709	20	—	10,921

Total current assets	115,934	41,319	3,688	—	160,941

Furniture, fixtures and equipment, net of accumulated depreciation	5,592	3,312	417	—	9,321
Intangible assets, net of accumulated amortization	212,174	135,602	4,523	—	352,299
Goodwill	359,160	214,585	—	—	573,745
Other assets	1,440	9,251	—	—	10,691
Investment in subsidiary and inter-company	172,501	195,314	—	(367,815)	—

Total assets	$866,801	$599,383	$8,628	$(367,815)	$1,106,997

Liabilities and Stockholders’ Equity

Liabilities
Accounts payable	$4,713	$3,159	$64	$—	$7,936
Accrued expenses	16,047	3,451	641	—	20,139
Deferred revenue and customer deposits	1,917	702	43	—	2,662
Accrued interest	—	4,859	—	—	4,859
Other current liabilities	3,465	—	12	—	3,477

Total current liabilities	26,142	12,171	760	—	39,073

Deferred income taxes	49,860	32,420	1,266	—	83,546
Senior secured notes, net of unamortized discount	—	193,537	—	—	193,537
Other liabilities	18,907	42	—	—	18,949

Total liabilities	94,909	238,170	2,026	—	335,105

Commitment and contingencies (Note 5)

Stockholders’ equity
Total stockholders’ equity	771,892	361,213	6,602	(367,815)	771,892

Total liabilities and stockholders’ equity	$866,801	$599,383	$8,628	$(367,815)	$1,106,997

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

Bankrate, Inc. and Subsidiaries

Condensed Consolidating Balance Sheets

As of December 31, 2010

($ In thousands)

	Bankrate, Inc.	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Consolidated
Assets
Cash and cash equivalents	$109,323	$5,014	$1,293	$—	$115,630
Accounts receivable, net of allowance for doubtful accounts	20,872	22,535	1,734	(2,410)	42,731
Deferred income taxes	14,768	1,554	4	—	16,326
Prepaid expenses and other current assets	(10,073)	20,507	(4,945)	—	5,489

Total current assets	134,890	49,610	(1,914)	(2,410)	180,176

Furniture, fixtures and equipment, net of accumulated depreciation	2,991	2,967	363	—	6,321
Intangible assets, net of accumulated amortization	209,844	152,723	3,178	—	365,745
Goodwill	350,189	208,979	—	—	559,168
Other assets	2,424	11,793	—	—	14,217
Investment in subsidiary	66,151	285,653	—	(351,804)	—

Total assets	$766,489	$711,725	$1,627	$(354,214)	$1,125,627

Liabilities and Stockholders’ Equity

Liabilities
Accounts payable	$6,678	$6,877	$420	$(2,410)	$11,565
Accrued expenses	10,889	5,946	308	—	17,143
Deferred revenue and customer deposits	3,773	2,519	143	—	6,435
Payable to dissenting stockholders	56,698	—	—	—	56,698
Accrued interest	—	16,393	—	—	16,393
Other current liabilities	6,790	—	11	—	6,801

Total current liabilities	84,828	31,735	882	(2,410)	115,035

Deferred income taxes	49,860	30,179	1,266	—	81,305
Note payable to Parent	—	—	—	—	—
Senior secured notes, net of unamortized discount	—	297,417	—	—	297,417
Other liabilities	5,745	69	—	—	5,814

Total liabilities	140,433	359,400	2,148	(2,410)	499,571
Total stockholders’ equity	626,056	352,325	(521)	(351,804)	626,056

Total liabilities and stockholders’ equity	$766,489	$711,725	$1,627	$(354,214)	$1,125,627

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

Bankrate, Inc. and Subsidiaries

Condensed Consolidating Statements of Operations

For the three months ended September 30, 2011

($ in thousands)

	Bankrate, Inc.	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Consolidated
Revenue	$73,577	$54,564	$2,130	$(17,367)	$112,904
Cost of revenue (excludes depreciation and amortization)	34,291	21,109	11	(17,367)	38,044

Gross margin	39,286	33,455	2,119	—	74,860

Operating expenses:
Sales	2,052	1,606	2	—	3,660
Marketing	11,911	10,279	1,776	—	23,966
Product development	1,621	1,984	3	—	3,608
General and administrative	6,411	3,388	307	—	10,106
Acquisition, offering and related expenses and related party fees	1,163	—	—	—	1,163
Restructuring charges	—	—	—	—	—
Depreciation and amortization	6,100	4,617	182	—	10,899

	29,258	21,874	2,270	—	53,402

Income (loss) from operations	10,028	11,581	(151)	—	21,458

Interest expense, net	(189)	(6,158)	(172)	—	(6,519)
Earnings (loss) in equity investments, net of tax	3,059	(118)	—	(2,941)	—

Other income (expenses)	2,870	(6,276)	(172)	(2,941)	(6,519)

Income (loss) before income taxes	12,898	5,305	(323)	(2,941)	14,939
Income tax expense	5,766	2,041	—	—	7,807

Net income (loss)	$7,132	$3,264	$(323)	$(2,941)	$7,132

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

Bankrate, Inc. and Subsidiaries

Condensed Consolidating Statements of Operations

For the three months ended September 30, 2010

($ in thousands)

	Bankrate, Inc.	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Consolidated
Revenue	$41,299	$29,241	$1,402	$(1,326)	$70,616
Cost of revenue (excludes depreciation and amortization)	15,604	13,511	24	(1,326)	27,813

Gross margin	25,695	15,730	1,378	—	42,803

Operating expenses:
Sales	1,744	557	—	—	2,301
Marketing	3,412	3,381	1,104	—	7,897
Product development	1,629	1,130	2	—	2,761
General and administrative	4,135	2,138	271	—	6,544
Legal settlements	141	—	—	—	141
Acquisition, offering and related expenses and related party fees	13,099	—	—	—	13,099
Restructuring charges	1,709	989	—	—	2,698
Depreciation and amortization	7,240	3,616	334	—	11,190

	33,109	11,811	1,711	—	46,631

(Loss) income from operations	(7,414)	3,919	(333)	—	(3,828)

Interest expense, net	(9,879)	(409)	(104)	—	(10,392)
(Loss) earnings in equity investments, net of tax	1,596	(266)	—	(1,330)	—

Other (expenses) income	(8,283)	(675)	(104)	(1,330)	(10,392)

(Loss) income before income taxes	(15,697)	3,244	(437)	(1,330)	(14,220)
Income tax expense (benefit)	(7,955)	1,477	—	—	(6,478)

Net (loss) income	$(7,742)	$1,767	$(437)	$(1,330)	$(7,742)

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

Bankrate, Inc. and Subsidiaries

Condensed Consolidating Statements of Operations

For the nine months ended September 30, 2011

($ in thousands)

	Bankrate, Inc.	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Consolidated
Revenue	$194,727	$148,458	$6,299	$(39,053)	$310,431
Cost of revenue (excludes depreciation and amortization)	91,774	58,457	51	(39,053)	111,229

Gross margin	102,953	90,001	6,248	—	199,202

Operating expenses:
Sales	5,255	4,442	4	—	9,701
Marketing	27,791	26,485	5,341	—	59,617
Product development	4,626	6,036	(97)	—	10,565
General and administrative	14,894	9,431	992	—	25,317
Acquisition, offering and related expenses and related party fees	40,857	—	—	—	40,857
Restructuring charges	—	238	—	—	238
Depreciation and amortization	18,183	14,203	180	—	32,566

	111,606	60,835	6,420	—	178,861

(Loss) income from operations	(8,653)	29,166	(172)	—	20,341

Interest expense, net	(193)	(24,737)	(509)	—	(25,439)
Loss on redemption of senior secured notes	—	(16,629)	—	—	(16,629)
(Loss) earnings in equity investments, net of tax	(8,074)	(33)	—	8,107	—

Other (expenses) income	(8,267)	(41,399)	(509)	8,107	(42,068)

(Loss) income before income taxes	(16,920)	(12,233)	(681)	8,107	(21,727)
Income tax expense (benefit)	10,547	(4,807)	—	—	5,740

Net (loss) income	$(27,467)	$(7,426)	$(681)	$8,107	$(27,467)

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

Bankrate, Inc. and Subsidiaries

Condensed Consolidating Statements of Operations

For the nine months ended September 30, 2010

($ in thousands)

	Bankrate, Inc.	Guarantor Subsidiary	Non-Guarantor Subsidiary	Eliminations	Consolidated
Revenue	$113,969	$29,241	$1,449	$(1,326)	$143,333
Cost of revenue (excludes depreciation and amortization)	44,298	13,511	24	(1,326)	56,507

Gross margin	69,671	15,730	1,425	—	86,826

Operating expenses:
Sales	5,698	557	—	—	6,255
Marketing	9,281	3,381	1,121	—	13,783
Product development	5,148	1,130	2	—	6,280
General and administrative	12,909	2,138	624	—	15,671
Legal settlements	141	—	—	—	141
Acquisition, offering and related expenses and related party fees	16,139	—	—	—	16,139
Restructuring charges	2,371	987	—	—	3,358
Depreciation and amortization	21,562	3,618	394	—	25,574

	73,249	11,811	2,141	—	87,201

(Loss) income from operations	(3,578)	3,919	(716)	—	(375)

Interest expense, net	(27,729)	(409)	(104)	—	(28,242)
(Loss) earnings in equity investments, net of tax	1,213	(266)	—	(947)	—

Other (expenses) income	(26,516)	(675)	(104)	(947)	(28,242)

(Loss) income before income taxes	(30,094)	3,244	(820)	(947)	(28,617)
Income tax expense (benefit)	(13,451)	1,477	—	—	(11,974)

Net (loss) income	$(16,643)	$1,767	$(820)	$(947)	$(16,643)

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

Bankrate Inc., and Subsidiaries

Condensed Consolidating Statement of Cash Flows

For the nine months ended September 30, 2011

($ in thousands)

	Bankrate, Inc.	Guarantor Subsidiary	Non-Guarantor Subsidiary	Consolidated
Cash flows from operating activities
Net cash (used in) provided by operating activities	$(10,819)	$2,251	$820	$(7,748)
Cash flows from investing activities
Purchases of furniture, fixtures and equipment and capitalized website development costs	(2,743)	(2,058)	(191)	(4,992)
Cash used in business acquisitions, net	(26,440)	—	—	(26,440)
Restricted cash	(576)	—	—	(576)
Cash paid for acquisition earnouts and contingent liabilities	2	—	—	2

Net cash used in investing activities	(29,757)	(2,058)	(191)	(32,006)
Cash flows from financing activities
Deferred financing costs	(2,950)	—	—	(2,950)
Repurchase of senior secured notes	(117,337)	—	—	(117,337)
Proceeds from issuance of preferred and common stock, net of costs	170,319	—	—	170,319
Payments to dissenting stockholders	(61,253)	—	—	(61,253)

Net cash used in financing activities	(11,221)	—	—	(11,221)

Effect of exchange rate on cash and cash equivalents	—	—	(166)	(166)

Net (decrease) increase in cash	(51,797)	193	463	(51,141)
Cash - beginning of period	109,323	5,014	1,293	115,630

Cash - end of period	$57,526	$5,207	$1,756	$64,489

BANKRATE, INC., AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2011

(Unaudited)

Bankrate Inc., and Subsidiaries

Condensed Consolidating Statement of Cash Flows

For the nine months ended September 30, 2010

($ in thousands)

	Bankrate, Inc.	Guarantor Subsidiary	Non-Guarantor Subsidiary	Consolidated
Cash flows from operating activities
Net cash (used in) provided by operating activities	$3,765	$(4,222)	$2,744	$2,287
Cash flows from investing activities
Purchases of furniture, fixtures and equipment and capitalized website development costs	(2,914)	(406)	(157)	(3,477)
Cash used in business acquisitions, net	(352,141)	—	—	(352,141)
Restricted cash	2	—	—	2
Cash paid for acquisition earnouts and contingent liabilities	(13,583)	—	—	(13,583)

Net cash used in investing activities	(368,636)	(406)	(157)	(369,199)
Cash flows from financing activities
Proceeds from issuance of senior secured notes	297,231	—	—	297,231
Deferred financing costs	(11,578)	—	—	(11,578)
Proceeds from issuance of stockholder debt	40	—	—	40
Proceeds from issuance of preferred and common stock, net of costs	99,471	—	—	99,471

Net cash provided by financing activities	385,164	—	—	385,164

Effect of exchange rate on cash and cash equivalents	—	—	(215)	(215)

Net (decrease) increase in cash	20,293	(4,628)	2,372	18,037
Cash - beginning of period	69,262	7,216	1,212	77,690

Cash - end of period	$89,555	$2,588	$3,584	$95,727

Report of Independent Auditors

To the Board of Directors and

Stockholders of NetQuote Holdings, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, changes in mandatorily redeemable convertible preferred stock and stockholders’ deficit, and cash flows present fairly, in all material respects, the financial position of NetQuote Holdings, Inc. and its subsidiary (the “Company”) at December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Denver, Colorado

May 7, 2010

NetQuote Holdings, Inc.

Consolidated Balance Sheet

December 31, 2009

Assets
Current assets
Cash and cash equivalents	$16,168,231
Accounts receivable, net of allowance of $1,349,203	9,248,002
Prepaid expenses and other current assets	497,628

Total current assets	25,913,861
Property and equipment, net	5,935,946
Goodwill	49,764,207
Intangible assets, net	11,792,776
Investment	500,000
Other assets	62,582

Total assets	$93,969,372

Liabilities, Mandatorily Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities
Accounts payable	$5,393,623
Interest payable	349,521
Accrued liabilities	3,792,337
Deferred revenue	728,454
Income taxes payable	35,000
Current portion of notes payable	4,000,000

Total current liabilities	14,298,935
Notes payable	29,973,500
Deferred income taxes	5,501,855
Accrued rent	440,674
Interest payable	3,937,500

Total liabilities	54,152,464

Commitments and contingencies (Note 9)
Series A mandatorily redeemable convertible preferred stock, $0.01 par value, 24,000,000 shares authorized, and 22,817,482 shares issued and outstanding at December 31, 2009 (aggregate liquidation preference of $73,962,125)	56,687,745
Stockholders’ deficit
Common stock, $0.01 par value, 29,000,000 shares authorized, 278,450 shares issued and outstanding at December 31, 2009	2,785
Additional paid-in capital	4,902,506
Accumulated deficit	(21,776,128)

Total stockholders’ deficit	(16,870,837)

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders’ deficit	$93,969,372

The accompanying notes are an integral part of these consolidated financial statements.

NetQuote Holdings, Inc.

Consolidated Statement of Operations

Year ended December 31, 2009

Revenue	$98,479,908
Cost of revenue (excluding depreciation and amortization, shown separately below)	(63,348,214)
Salaries and benefits	(12,633,639)
Other selling, general and administrative	(9,364,959)
Depreciation and amortization	(7,893,623)

Total cost of revenue and operating expenses	(93,240,435)

Income from operations	5,239,473
Interest expense	(3,961,331)
Gain on legal settlement	152,423

Total other expense	(3,808,908)

Income before income taxes	1,430,565
Income tax expense	(1,281,979)

Net income	$148,586

NetQuote Holdings, Inc.

Consolidated Statement of Changes in Mandatorily Redeemable

Convertible Preferred Stock and Stockholders’ Deficit

Year ended December 31, 2009

	Mandatorily Redeemable Convertible Preferred Stock Series A		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balances at January 1, 2009	22,817,482	$56,687,745	196,350	$1,964	$3,487,662	$(21,924,714)	$(18,435,088)
Issuance of common stock pursuant to options exercised	—	—	82,100	821	164,200	—	165,021
Stock based compensation	—	—	—	—	1,250,644	—	1,250,644
Net income	—	—	—	—	—	148,586	148,586

Balances at December 31, 2009	22,817,482	$56,687,745	278,450	$2,785	$4,902,506	$(21,776,128)	$(16,870,837)

The accompanying notes are an integral part of these consolidated financial statements.

NetQuote Holdings, Inc.

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities
Net Income	$148,586
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,893,623
Provision for bad debt expense	2,570,720
Non-cash interest expense	965,770
Stock based compensation expense	1,250,644
Deferred tax expense	1,261,979
Accrued rent	440,674
Changes in operating assets and liabilities, net of assets acquired and liabilities assumed in acquisition of businesses
Accounts receivable	(4,369,759)
Prepaid expenses and other assets	84,741
Accounts payable	297,643
Interest payable	856,854
Taxes payable	20,000
Accrued liabilities	1,245,898
Deferred Revenue	619,644

Net cash provided by operating activities	13,287,017

Cash flows from investing activities
Purchases of property and equipment	(4,630,497)
Purchase of investment	(500,000)
Purchase of intangible assets	(202,065)

Net cash used in investing activities	(5,332,562)

Cash flows from financing activities
Repayment of capital lease obligations	(7,895)
Repayment of borrowings	(3,000,000)
Proceeds from issuances of common stock	165,021

Net cash used in financing activities	(2,842,874)

Net increase in cash and cash equivalents	5,111,581
Cash and cash equivalents
Beginning of period	11,056,650

End of period	$16,168,231

Supplemental disclosure of cash flow information
Interest paid	$2,197,073

The accompanying notes are an integral part of these consolidated financial statements.

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements

December 31, 2009

1. Company Background and Significant Accounting Policies

Organization

NetQuote Holdings, Inc., a Delaware corporation (the “Company”), was formed and incorporated in July 2005, and acquired 100% of the voting equity interests of NetQuote, Inc. on August 16, 2005. Between the date of formation of the Company and the acquisition of NetQuote, Inc. there was no activity. The Company provides insurance consumers with a free way to comparison shop for their insurance needs. The Company works with hundreds of partner companies and thousands of insurance agents to create a customized insurance market for consumers and agents. The Company does not sell insurance and the partner companies and insurance agents are third parties and are not employees of the Company.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ materially from these estimates.

Risks and Uncertainties

The Company’s operations are subject to certain risks and uncertainties, which include, but are not limited to: unpredictability of future revenue, uncertain economic conditions, variations in consumer usage of the Internet to shop for and purchase insurance, changes in the Company’s relationships with existing insurance companies and/or strategic partners, insurance industry regulation, competing Internet strategies by either current or potential competitors, the Company’s ability to attract and retain new insurance providers and strategic partners, significant changes in the insurance industry or changes in consumer buying behaviors which could adversely affect the Company’s operating results, the Company’s ability to attract and retain key employees, or other unforeseen factors.

The Company’s revenue is principally derived from the sale of completed applications by insurance consumers (“Insurance Shoppers”) to its network of Insurance agents and/or Insurance Companies (“Customers”) throughout the United States of America. Insurance Shoppers are directed to the Company’s websites by search engines and other third party Internet websites (“Traffic Sources”) primarily through online advertising, the market for which is highly competitive and rapidly changing. The Company obtained a significant number of customer applications from the following Traffic Sources for the years ended December 31, 2009:

Traffic Sources

Source A	11.8%
Source B	14.8%
Source C	14.5%

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less on the purchase date to be cash equivalents.

Concentration of Credit Risk and Significant Customers

Financial instruments that may potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable and revenue. Although cash and cash equivalents balances exceed applicable insurance limits, the Company believes these balances are with creditworthy financial institutions.

The Company had one customer in 2009 who accounted for more than 10% of revenue (11.2% in 2009) or total accounts receivable balance.

The Company performs initial and ongoing credit evaluations of its Customers’ financial condition and generally requires no collateral. The Company minimizes credit risk by enrolling a significant number of its Customers on a monthly auto-pay system, whereby the Customer’s credit card is automatically charged for each month’s activity.

The Company reviews accounts receivable on a periodic basis to determine if any specific receivables could be potentially uncollectible. Further, for the purpose of determining its total provision for uncollectible accounts, the Company also considers historical losses and current economic conditions when evaluating past due amounts to determine the likeliness that collection will occur. Based on current customer credit information, the Company believes the allowance for doubtful accounts at December 31, 2009 is adequate.

Fair Value of Financial Instruments

The Company’s financial instruments include cash, accounts receivable, accounts payable, accrued liabilities, capital leases and notes payable. The carrying amounts of the Company’s financial instruments excluding notes payable, approximate fair value due to their short maturities. Based upon the borrowing rate currently available to the Company, for notes with similar terms and average maturities, the fair value of the notes payable, calculated as the present value of future cash outflows, was approximately $33,400,603 as compared to the net carrying amount of $33,973,500 as of December 31, 2009.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of three to five years. Internally developed software costs are capitalized in accordance with accounting standards which require certain costs incurred during the application development stage to be capitalized once certain criteria are met. Internally developed software costs are amortized on a straight-line method over the estimated useful lives of the asset, generally three years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the respective assets or the lease term. Repairs and maintenance costs are expensed as incurred.

Long-Lived Assets

The Company evaluates long-lived assets other than goodwill based on undiscounted cash flows, whenever significant events or changes in circumstances occur which indicate the carrying amount may not be recoverable. If that evaluation indicates that an impairment has occurred, any loss is measured based on a comparison of the

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

fair value to the carrying value of the related asset. Fair value is estimated based on the best information available in the circumstances using an appropriate valuation technique.

In 2009, the Company purchased an investment in an LLC for $500,000. The Company’s investment represents approximately 5% of the total ownership interests of the LLC and therefore, the Company has virtually no influence over the operating and financial policies of the LLC. As such, the Company has determined to account for the investment using the cost-method. The investment does not have a readily determined fair value and at December 31, 2009, the Company has evaluated whether an event or change in circumstances has occurred since the purchase of the investment that may have a significant adverse affect or indicate impairment and none were noted.

Goodwill

Goodwill represents the excess of the purchase price over the fair market value of the net assets of the acquired businesses at the dates of acquisition. The Company tests for impairment at least annually, or whenever events or changes in circumstances indicate the carrying value may not be recoverable, using a two-step process. The first step identifies potential impairment by comparing the fair value of a reporting unit with its book value, including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill is not impaired and the second step is not necessary. If the carrying value exceeds the fair market value, the second step calculates the possible impairment loss by comparing the implied fair value of goodwill with its carrying amount. If the implied goodwill is less than its carrying amount, an impairment is recorded.

The Company performed its annual goodwill impairment test at December 31, 2009, and no impairment was recorded.

Revenue Recognition

The Company generates revenue by providing leads to insurance agents from applications received from consumers through the Company’s websites. The Company recognizes revenue when (i) persuasive evidence of an arrangement between the Company and the insurance agent exists, (ii) delivery of the lead to the insurance agent has occurred, (iii) the price to the insurance agent is fixed or determinable and (iv) collectability of the sales price is reasonably assured. Revenue is recognized from each lead at the time the consumer information is forwarded to the insurance agent and the Company has no further obligation to the consumer or insurance agent. The Company’s customers may apply for credits on leads that are invalid or otherwise do not meet the customer’s needs by either enrolling for an automatic 10% discount on all leads or applying for a credit on a lead-by-lead basis. Revenue is reduced for estimated customer credit memos. Payments received in advance of revenue recognition are recorded as deferred revenue.

The Company purchases applications from certain third party vendors that the Company sells to its agent network. Further, the Company sells applications to these same vendors who in turn sell these applications to their agent network. The Company receives/pays monies from/to these vendors based upon an agreed-upon formula for the applications. The Company records revenue from these vendors on a gross basis based on the agreed-upon contract rates. For the year ended December 31, 2009, sales of applications to vendors amounted to $9.8 million.

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

Accounting for Stock Based Compensation

The Company has calculated the fair value of share based awards granted in 2009 using the Black-Scholes-Merton (“BSM”) option-pricing model and recognizes the expense straight line over the requisite service period. The BSM model requires various assumptions including expected option life, volatility, and forfeiture rates. If any of the assumptions used in the BSM model change significantly, stock based compensation expense for future share based awards may differ materially in the future from that recorded in the current period.

Costs of Revenue

Costs of revenue consist primarily of advertising costs paid to Traffic Sources for the transfer of an Insurance Shopper to the Company’s website as well as the purchase of applications from vendors. Advertising costs are expensed as incurred. Total advertising expenses for the year ended December 31, 2009 was $61,072,143 and is included in cost of revenue in the consolidated statements of operations. Costs of revenue include the purchase of applications from vendors.

Income Taxes

Income taxes are accounted for under the asset and liability method under which deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be ultimately realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates relate to the allowance for doubtful accounts, useful lives of property and equipment, useful lives of intangible assets, reserves for credits, accrued expenses and financial forecasts.

Subsequent Events

These consolidated financial statements reflect management’s consideration of the accounting and disclosure implications of subsequent events through May 7, 2010.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Project—In June 2009, the FASB established the FASB Accounting Standards Codification (“the Codification”) as the source of authoritative GAAP. All guidance contained in the Codification carries an equal level of authority. The adoption of the Codification as the source of authoritative GAAP had no impact on the consolidated financial statements.

Income taxes—In 2009 the Company adopted a new accounting standard which establishes the accounting for uncertainty in income taxes recognized in the Company’s financial statements. As a result, the Company

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the relevant taxing authorities. Adoption of this standard did not have a material effect on the consolidated financial statements.

Business Combinations—In 2009, the Company adopted the new business combination standard which requires the acquiring entity in a business combination to recognize the full fair value of assets acquired, liabilities assumed and noncontrolling interest recorded in the transaction (whether a full or partial acquisition); establishes the acquisition-date fair value as the measurement objective for all assets acquired, liabilities assumed and noncontrolling interest recorded requiring the expensing of most acquisition related costs; and requires the acquirer to disclose to investors and other users all of the information needed to evaluate and understand the nature and financial effect of the business combination. This guidance applies to business acquisitions occurring on or after January 1, 2009. Adoption of this standard did not have a material effect on the consolidated financial statements.

Fair Value Guidance When Not in an Orderly Market—In April 2009, the FASB issued an additional standard for measuring the price that would be received to sell an asset or transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants under market conditions at the measurement date. This fair value guidance indicates that if an entity determines that either the volume and/or level of activity for an asset or liability has significantly decreased from normal conditions or price quotations or observable inputs are not associated with orderly transactions, increased analysis and management judgment will be required to estimate fair value. Adoption of this standard did not have a material effect on the consolidated financial statements.

Subsequent Events—In May 2009, the FASB codified the guidance regarding disclosure of events occurring subsequent to the balance sheet date. The guidance does not change the definition of a subsequent event (i.e. an event or transaction that occurs after the balance sheet date but before the financial statements are issued) but requires disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statements is required. The Company has evaluated subsequent events and disclosed those events in Note 10. Adoption of this standard did not have a material effect on the consolidated financial statements.

Consolidation of Variable Interest Entities—In June 2009, the FASB amended the accounting and disclosure standard for the consolidation of VIEs. The quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a VIE was replaced with an approach focused on identifying which enterprise has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity. Portions of the standard are effective for the Company’s annual reporting period beginning January 1, 2010 while others have been deferred by the FASB. The adoption of this standard is not expected to have a material effect on the consolidated financial statements.

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

2. Balance Sheet Components

Certain balance sheet components at December 31, 2009 are as follows:

Property and equipment
Computer hardware	$3,334,089
Computer software	4,833,191
Furniture and fixtures	494,973
Leasehold improvements	932,921

9,595,174
Less: Accumulated depreciation	(3,659,228)

Property and equipment, net	$5,935,946

Depreciation expense for the year ended December 31, 2009 totaled $1,838,951.

Accrued liabilities
Accrued bonus	$1,013,532
Vendor accruals	2,004,974
Wages and benefits	773,831

$3,792,337

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

3. Intangible Assets and Goodwill

Intangible assets consist of the following at December 31, 2009:

		December 31, 2009
	Useful Life (Months)	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets
August 16, 2005 NetQuote, Inc. acquisition related intangibles
Domain name portfolio	84	$10,050,000	$6,283,180
Trademark/Tradename portfolio	60	4,159,000	3,640,243
Non-compete agreements—Former Owners	48	1,064,000	1,064,000
Non-compete agreements—Employees	44	1,628,000	1,628,000
Affiliate network	48	5,043,000	5,043,000
Customer relationships	84	11,006,000	6,880,863
Core technology	84	7,139,000	4,463,246
Insurance4USA.com acquisition related intangibles
Domain name portfolio	84	43,000	19,964
Trademark/Tradename portfolio	60	4,000	2,600
Non-compete agreements	36	330,000	330,000
Affiliate network	60	4,000	2,600
Customer relationships	84	365,000	169,464
Core technology	84	4,000	1,857
LocalInsurance.com acquisition related intangibles
Domain name portfolio	84	86,000	39,334
Trademark/Tradename portfolio	60	6,333	4,055
Non-compete agreements	24	450,000	450,000
Affiliate network	60	6,333	4,055
Customer relationships	84	445,000	203,531
Core technology	84	6,334	2,897
Other
Domain name—Autoinsurancequotes.com	84	200,000	19,048
Domain name—InsuranceQuoteMart.com	36	2,065	574
Domain name—Freeautorates.net	84	6,820	2,598

Total		$42,047,885	$30,255,109

All intangible assets are amortized on a straight-line basis, (which is proxy for the period of expected economic benefit) over their estimated useful lives. Amortization expense of intangible assets was $6,054,672 for the year ended December 31, 2009. Estimated annual amortization over each of the next five years is expected to be as follows:

Year ending December 31,
2010	$4,716,601
2011	4,196,933
2012	2,677,277
2013	134,974
2014	28,896
Thereafter	38,095

$11,792,776

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

No impairment of goodwill was recorded during 2009. There were no other changes in the carrying amount of goodwill during 2009.

4. Notes Payable

On January 3, 2008, the Company borrowed aggregate principal amounts of $25,500,000 from a third party in the form of a term note (“2008 Term Note”). The 2008 Term Note matures on May 1, 2011, but is immediately due if the Company has a qualified public offering, issues additional debt securities, disposes of significant assets or property, or if the Company is sold. The 2008 Term Note bore an initial interest rate of 10.5%. The applicable interest rate is adjusted annually and is a rate of interest per annum equal to the sum of 6% plus LIBOR applicable to the interest rate period. At no time will the interest rate be less than 9.5% or greater than 11.5% per annum. Principal and interest are payable quarterly. The 2008 Term Note is collateralized by substantially all of the assets, capital stock (excluding stock options), and other outstanding equity interests of the Company. The Term Note also includes ongoing financial covenants including a maximum leverage ratio and a minimum consolidated EBITDA. As of December 31, 2009, the Company was in compliance with all financial covenants. At July 31, 2008, the interest rate was adjusted to 9.5%, where it remained at December 31, 2009.

In 2005, the Company borrowed aggregate principal amounts of $15,000,000 from the former owners of NetQuote, Inc. in the form of a subordinated promissory note (“Subordinated Notes”) which mature on August 16, 2011. The Subordinated Notes have a stated interest rate of 6%. As this was a below market rate, a debt discount of $5,367,520 was recognized to reflect an estimated market rate of 15%. Since inception, $3,341,020 of amortization of the discount was incurred as interest expense, resulting in an ending balance of $12,973,500 as of December 31, 2009. No principle or interest payments are due until the Subordinated Notes mature. The Company did not incur debt issuance costs associated with obtaining the Subordinated Notes. The Subordinated Notes are junior to the Preferred Stock in a liquidation event.

In 2009, $69,953 of interest was capitalized as internally developed software costs.

Scheduled principal maturities of notes payable are as follows:

Year ending December 31,
2010	$4,000,000
2011	32,000,000

$36,000,000

5. Preferred Stock

The Company is authorized to issue up to 24,000,000 shares of Preferred Stock. As of December 31, 2009, the Company has issued 22,817,482 shares of Series A Preferred Stock for $56,687,745 of net cash proceeds. The holders of Series A Preferred Stock have the following rights and preferences:

Voting Rights

The holders of Series A Preferred Stock are entitled to vote, together with the holders of the common stock, on all matters submitted to stockholders. Each Series A Preferred Stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

Dividends

Holders of the Series A Preferred Stock shall be entitled to receive dividends prior and in preference to any declaration or payment of any dividend on common stock. Dividends on the Series A Preferred Stock shall accrue daily at a rate of 6% per annum (compounded quarterly) of the sum of the original issue price and all accumulated and unpaid dividends. Dividends will be payable only when, and if declared by the Board of Directors and accrue whether or not declared by the Board of Directors. No dividends have been declared or paid by the Company since inception; however, the Company has included dividends of $4,276,177 for the year ended December 31, 2009, in the liquidation preference in accordance with the terms noted above. Total dividends included in the liquidation preference at December 31, 2009, was $16,918,419.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, including a greater than 50% change in control, whether voluntary or involuntary, the holders of the then outstanding Series A Preferred Stock shall receive for each share, an amount equal to the original issuance price of the Preferred Stock, plus all accrued but unpaid dividends thereon, payable in preference and priority to any payments made to the holders of the then outstanding common stock. As there is not a fixed or determinable redemption date, the Company has not recorded the accretion of dividends.

Conversion

The Series A Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance, into a number of common stock shares determined by multiplying the number of Series A Preferred shares to be converted by the applicable conversion rate at the date of the conversion. Series A Preferred Stock conversion rate was initially set at $2.50. However, the conversion rate is subject to change each time common stock is issued, except for common stock issued pursuant to stock option exercises or grants to employees, and is calculated as the sum of (1) the product derived by multiplying the conversion rate in effect immediately prior to such issue or sale of common stock by the number of shares of common stock deemed outstanding immediately prior to such issue or sale plus (2) the consideration received by the Company for the issue or sale of common stock divided by the number of shares of common stock outstanding immediately after such issue or sale of common stock. Management evaluates the potential existence of a beneficial conversion feature at any time the conversion rate is adjusted due to the issuance of common stock. At December 31, 2009, each share of Series A Preferred Stock is convertible into shares of common stock at a 1:1 ratio.

Redemption

A change in control, in which the Series A Preferred Stockholder loses the voting power to elect a majority of the Company’s Board of Directors, is considered a liquidation event and, as such, a redemption event outside the control of the Company. Therefore, all Series A Preferred Stock are considered mandatorily redeemable at December 31, 2009.

6. Stock Options and Employee Benefits

Stock Option Program

The Company established the 2005 Equity Incentive Plan (the “Plan”) to grant incentive and nonqualified stock options to employees, directors, and consultants for the purchase of common stock. Options granted under

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

the Plan generally vest at a rate of no less than 25% per year and expire no more than 10 years from the date of grant. Pursuant to the Plan, incentive stock options are granted at an exercise price not less than the fair value of the common stock on the date of grant as determined by the Board of Directors. At December 31, 2009, the Company had reserved an aggregate of 3,288,888 shares of common stock for issuance under the Plan. At December 31, 2009, there were 1,022,020 shares available for grant under the Plan.

The Company has computed the fair value of options granted using the BSM option pricing model. In order to calculate the fair value of the options, certain assumptions are made regarding components of the model, including risk free interest rate, volatility, expected dividend yield, and expected option life. Changes to the assumptions could cause significant adjustments to valuation. For stock option grants issued during 2009, the Company estimated volatility utilizing a weighted average of comparable published volatilities. The Company applied the simplified method to determine the expected term of grants. The risk free interest rate is based on the U.S. Treasury yield curve in effect at the time of each grant. The Company has estimated the future annual forfeiture rate at 18% after evaluating historical and expected employee turnover. Accordingly, the Company has computed the fair value of all options granted during the period ended December 31, 2009, using the BSM option pricing model and the following weighted average assumptions:

Expected volatility	65.00%
Expected dividends	0%
Expected life (in years)	6.25
Risk free rate (average)	2.33%
Estimated forfeiture rate	18%

The following is a summary of stock option activity:

	Number of Options	Weighted- Average Exercise Price	Options Exercisable
			Number Exercisable	Weighted- Average Exercise Price
Outstanding at January 1, 2009	2,460,843	$2.83	1,071,948	$2.46
Granted	508,117	1.74	600,476	1.75
Exercised	(82,100)	2.01	(82,100)	2.01
Canceled/forfeited	(161,192)	2.76	(99,943)	2.55

Outstanding at December 31, 2009	2,725,668	$2.66	1,490,381	$2.60

The aggregate intrinsic value for options exercised in 2009 was $43,513.

All stock options outstanding and exercisable under the Plan at December 31, 2009, have a weighted average exercise price of $2.66. The weighted-average remaining contractual life of options outstanding at December 31, 2009 was 7.7 years. The aggregate negative intrinsic value for options outstanding is $302,425. The weighted average remaining contractual term for options exercisable was 7.1 years. The aggregate negative intrinsic value for options exercisable is $83,026. The weighted-average fair value of options granted during the year ended December 31, 2009, was $1.09. The total grant date fair value of options vested during 2009 was $1,356,189.

The Company recorded compensation expense for the year ended December 31, 2009, of $924,739. The unamortized portion of compensation expense as of December 31, 2009 is $1,983,043 which will be amortized over a weighted average period of 3 years.

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

7. Restricted Stock Purchase Agreement and Promissory Notes

The Company entered into a Restricted Stock Purchase Agreement during 2006 with an officer of the company, (the “Purchaser”). Under the Restricted Stock Purchase Agreement, the Purchaser agreed to purchase 1,192,447 shares of Common Stock at $1.96 per share, or $2,337,196, payable via $11,628 in cash, $1,162,784 in a Recourse Promissory Note (the “Recourse Note”), and $1,162,784 in a Non-Recourse Promissory Note (the “Non-Recourse Note”, collectively the “Notes”). Each Note bears interest at 4.84% compounding annually, with principal and interest due on August 16, 2010. The Notes are collateralized by the purchased Common Stock, as set forth in a Stock Pledge Agreement. Under the terms of the Notes, in the event of default, the Company may seek recourse against the Purchaser for amounts due under the Recourse Note and may not seek recourse against the Purchaser for amounts due under the Non-Recourse Note. Under the Restricted Stock Purchase, the shares vest at 25% after one year and monthly thereafter over 36 months. On November 4, 2008, 124,606 shares were cancelled and returned to the Company. In exchange for the cancelled shares a partial forgiveness of the note in the amount of $244,228 was given to the Purchaser. The Company may repurchase any unvested shares.

The receipt of the Notes as consideration for the issuance of the shares and the vesting provisions of the Restricted Stock Purchase Agreement are considered to constitute an option to be accounted for as an option, whereby compensation cost is recorded based upon the fair value of the option using the Black-Scholes option pricing model. The Company recorded compensation expense of $325,905 in 2009, associated with the shares issued under the Restricted Stock Purchase Agreement. The unamortized portion of compensation expense as of December 31, 2009 was $108,635 which the Company will recognize over the remaining life of the Restricted Stock Purchase Agreement.

Details of the BSM option pricing model used to value this 2006 award are as follows:

Expected volatility	91.25%
Expected dividends	0.00%
Expected term (in years)	4.00%
Risk free rate	0.00%
Estimated forfeiture rate	0.00%

8. Income Taxes

At December 31, 2009, the Company had net operating loss carryforwards of approximately of $7,111,568 for both federal and state income tax purposes which may be used to offset future taxable income. These carryforwards begin to expire in 2025 through 2028. If certain substantial changes in the Company’s ownership should occur, there may be an annual limitation on the amount of the carryforwards which can be utilized.

The provision for income taxes for the year ended December 31, 2009 consists of the following:

Current:
Federal	$20,000
State	—

Total current	20,000

Deferred tax expense
Federal	1,162,349
State	99,630

Total deferred tax expense	1,261,979

Provision for income taxes	$1,281,979

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

The tax effects of temporary differences that give rise to significant portions of the Company’s net deferred tax liability as of December 31, 2009 are as follows:

Deferred tax assets
Net operating loss carryforwards	$2,434,032
Amortization on intangibles	12,283,048
Reserves and accruals	318,430
Amortization on debt issuance cost	26,621
Discount amortization	1,386,011
State taxes	66,704
Depreciable assets	—

Total deferred tax assets, before valuation allowance	16,514,846
Valuation allowance	(10,610,773)

Net deferred tax asset	5,904,073

Deferred tax liabilities
Goodwill	5,501,855
Other intangible assets	4,764,162
Depreciable assets	989,483
Investment in LLC	150,428

Total deferred tax liabilities	11,405,928

Total net deferred tax liability	$5,501,855

Approximately $53,000,000 of goodwill is expected to be deductible for tax purposes.

A valuation allowance has been provided against the Company’s deferred tax assets. Based on the weight of available evidence, it is management’s opinion that it is more likely than not that such benefit would not be realized.

The Company has accounted for income taxes reflecting a step up in basis of assets acquired in connection with the purchase of NetQuote, Inc.

The expense for income tax is primarily the result of deferred tax expense and differs from the amount computed by applying the U.S. federal income tax rate of 35% to income before income taxes as follows for the year ended December 31, 2009:

U.S. federal income tax expense at statutory rates	$500,698
Permanent items	471,960
Change in valuation allowance	254,017
State income taxes	42,917
Other	12,387

Provision for income taxes	$1,281,979

Effective January 1, 2009, the Company adopted new recognition and measurement provisions for uncertain tax positions. For tax benefits to be recognized under this model, the tax position related to the benefit must be more likely than not to be sustained upon examination by the taxing authorities. The Company has evaluated its tax positions and has determined that it does not have any uncertain tax positions. Accordingly, it

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

does not recognize a liability for income taxes associated with unrecognized tax benefits in its financial statements for the year ended December 31, 2009. At December 31, 2009, tax years 2006 through 2009 remain open to examination under the statute of limitations. The tax period ended December 31, 2005, remains open to examination under the statute of limitations to the extent of net operating losses generated.

9. Commitments and Contingencies

The Company leases office space under an operating lease that expires on December 31, 2013. The Company is responsible for occupancy costs including taxes, insurance and maintenance under this lease.

The following summarizes future minimum lease payments under operating leases having an initial or remaining non-cancelable term of one year or more at December 31, 2009.

Operating Leases
2010	$876,685
2011	897,799
2012	781,549
2013	691,451
2014	—

$3,247,484

Rent expense for the year ended December 31, 2009 was $687,348.

Contingencies

From time to time, the Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. During 2009, the Company was in litigation with a third party and on April 17, 2009, the Company entered into a settlement agreement with that third party for approximately $3,200,000. The terms of the settlement required the third party to pay the Company $1,400,000 in cash on or before June 30, 2009. The remaining $1,800,000 was to be paid in the form of a lead generation agreement whereby the third party agreed to provide the Company with insurance leads beginning June 1, 2009. A portion of the proceeds generated from the sale of these leads would be used to reduce the $1,800,000 balance. The Company received $152,423 in cash during 2009 in partial fulfillment of the settlement and recognized a gain for the amount received in the Consolidated Statement of Operations for the year ended December 31, 2009. During 2009, the third party filed a Chapter 11 bankruptcy petition and it is unlikely the third party will comply with the terms of the settlement agreement. The Company is not currently aware of any other legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Indemnifications and Guarantor Arrangements

During the ordinary course of business, the Company makes certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include intellectual property indemnities to the Company’s customers in connection with the sale of its products, indemnities for liabilities associated with the infringement of other parties’ technology and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the

NetQuote Holdings, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

State of Delaware. The duration of these indemnities, commitments and guarantees does not provide for any limitation of the maximum potential future payments the Company could be obligated to make.

To date, the Company has not incurred any material costs as a result of these indemnities, commitments and guarantees and has not accrued any liabilities related to such indemnities, commitments and guarantees in the financial statements. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification.

10. Subsequent Events

During the March 2010 board of directors meeting, the board amended the Company’s 2005 equity incentive plan by raising the number of shares of common stock that may be issued over the term of the plan to 3,988,888 from the previous level of 3,288,888.

On April 1, 2010, the Company purchased assets of a third party for $1,007,778. The purchase was facilitated by the third party’s bankruptcy auction advisors. The Company had entered into a legal settlement with the third party prior to the third party’s bankruptcy proceedings. The asset purchase relieves the obligations of the third party to the Company. The purchase price was adjusted by an amount owed by the third party to the Company ($900,000) and adjusted further for the assumption by the Company of certain prepaid accounts having a value of ($107,778).

NetQuote Holdings, Inc.

Condensed Consolidated Balance Sheet

June 30, 2010

June 30, 2010
(Unaudited)
Assets
Cash and cash equivalents	$17,740,456
Accounts receivable, net of allowance of $1,251,141	12,993,484
Prepaid expenses and other current assets	349,554

Total current assets	31,083,494
Property and equipment, net	6,567,294
Goodwill	49,764,207
Intangible assets, net	9,290,453
Investment	500,000
Other assets	81,830

Total assets	$97,287,278

Liabilities, Mandatorily Redeemable Convertible Preferred Stock and Stockholders’ Deficit
Current Liabilities:
Accounts payable	$5,558,312
Interest payable	311,784
Accrued liabilities	4,684,053
Deferred revenue	1,123,792
Income taxes payable	297,906
Current portion of notes payable	19,000,000

Total current liabilities	30,975,847
Notes payable	13,513,133
Deferred income taxes	5,828,241
Accrued rent	364,994
Interest payable	4,387,500

Total liabilities	55,069,715

Commitments and contingencies (Note 9)
Series A mandatorily redeemable convertible preferred stock, $0.01 par value, 24,000,000 shares authorized, and 22,817,482 shares issued and outstanding (aggregate liquidation preference of $76,197,630)	56,687,745
Stockholders’ deficit:
Common stock, $0.01 par value, 29,000,000 shares authorized, 344,638 shares issued and outstanding	3,446
Additional paid-in capital	5,553,025
Accumulated deficit	(20,026,653)

Total stockholders’ deficit	(14,470,182)

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders’ deficit	$97,287,278

The accompanying notes are an integral part of these condensed consolidated financial statements.

NetQuote Holdings, Inc.

Condensed Consolidated Statements of Operations

June 30, 2009 and 2010

	Six months ended June 30, 2009	Six months ended June 30, 2010
	(Unaudited)
Revenue	$48,856,135	$55,011,856
Cost of revenue (excluding depreciation and amortization)	(30,781,449)	(35,724,057)
Salaries and benefits	(6,501,429)	(6,734,791)
Other selling, general and administrative	(4,291,494)	(4,592,979)
Depreciation and amortization	(4,149,489)	(3,878,776)

Total cost of revenue and operating expenses	(45,723,861)	(50,930,603)

Income from operations	3,132,274	4,081,253
Interest expense	(1,984,360)	(1,866,467)
Gain on legal settlement	—	150,581

Total other expenses, net	(1,984,360)	(1,715,886)

Income before income taxes	1,147,914	2,365,367
Income tax expense	(283,339)	(615,893)

Net income	$864,575	$1,749,474

The accompanying notes are an integral part of these condensed consolidated financial statements.

NetQuote Holdings, Inc.

Condensed Consolidated Statements of Cash Flows

June 30, 2009 and 2010

	Six months ended June 30, 2009	Six months ended June 30, 2010
	(Unaudited)
Cash flows from operating activities
Net Income	$864,575	$1,749,474
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,149,489	3,878,776
Provision for bad debt expense	1,021,137	1,075,852
Non-cash interest expense	464,897	539,633
Stock based compensation expense	588,789	518,143
Accrued rent	435,282	(75,680)
Changes in operating assets and liabilities, net of assets acquired and liabilities assumed in acquisition of businesses
Accounts receivable	(3,636,358)	(4,821,334)
Prepaid expenses and other assets	127,555	128,828
Accounts payable	(380,177)	164,688
Interest payable	425,656	412,263
Income taxes payable	6,210	262,906
Accrued liabilities	846,209	891,717
Deferred revenue	(95,769)	395,338
Deferred income taxes	277,129	326,386

Net cash provided by operating activities	5,094,624	5,446,990

Cash flows from investing activities
Purchases of property and equipment	(2,255,851)	(1,995,303)
Purchase of intangible assets	(214,712)	(12,500)

Net cash used in investing activities	(2,470,563)	(2,007,803)

Cash flows from financing activities
Repayment of borrowings	(1,507,895)	(2,000,000)
Proceeds from issuances of common stock	162,810	133,038

Net cash used in financing activities	(1,345,085)	(1,866,962)

Net increase in cash and cash equivalents	1,278,976	1,572,225
Cash and cash equivalents
Beginning of period	11,056,650	16,168,231

End of period	$12,335,626	$17,740,456

Supplemental disclosure of cash flow information
Interest paid	$1,093,807	$914,571
Taxes paid	—	26,601

The accompanying notes are an integral part of these condensed consolidated financial statements.

NetQuote Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)

June 30, 2009 and 2010

1. Basis of Presentation

The condensed consolidated financial statements include the accounts of NetQuote Holdings, Inc (the “Company”).

The Company has prepared these unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, applicable to interim financial information. These interim financial statements are prepared on the same basis and should be read in conjunction with the audited financial statements and related notes included in the Company’s consolidated financial statements for the year ended December 31, 2009. Interim results are not necessarily indicative of the results to be expected for the full year, and no representation is made thereto.

In the opinion of management, these condensed consolidated financial statements include all adjustments necessary to state fairly the financial position and result of operations for each interim period shown. All adjustments occur in the ordinary course of business and are of a normal recurring, nature.

2. Summary of Significant Accounting Policies

Our significant accounting policies were described in Note 1 of the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2009. These accounting policies have not significantly changed.

3. Significant Customers and Concentrations of Credit Risk

The Company had one customer in the first six months of 2010 and 2009 who accounted for more than 10% of revenue (13% in 2010 and 11% in 2009).

4. Note Payable

On January 3, 2008, the Company borrowed aggregate principal amounts of $25,500,000 from a third party in the form of a term note (“2008 Term Note”). The 2008 Term Note matures on May 1, 2011, but is immediately due if the Company has a qualified public offering, issues additional debt securities, disposes of significant assets or property, or if the Company is sold. The 2008 Term Note bore an initial interest rate of 10.5%. The applicable interest rate is adjusted annually and is a rate of interest per annum equal to the sum of 6% plus LIBOR applicable to the interest rate period. At no time will the interest rate be less than 9.5% or greater than 11.5% per annum. Principal and interest are payable quarterly. The 2008 Term Note is collateralized by substantially all of the assets, capital stock (excluding stock options), and other outstanding equity interests of the Company. The Term Note also includes ongoing financial covenants including a maximum leverage ratio and a minimum consolidated EBITDA. As of June 30, 2010, the Company was in compliance with all financial covenants. At July 31, 2008, the interest rate was adjusted to 9.5%, where it remained at June 30, 2010.

In 2005, the Company borrowed aggregate principal amounts of $15,000,000 from the former owners of NetQuote, Inc. in the form of a subordinated promissory note (“Subordinated Notes”) which mature on August 16, 2011. The Subordinated Notes have a stated interest rate of 6%. As this was a below market rate, a debt discount of $5,367,520 was recognized to reflect an estimated market rate of 15%. Since inception, $3,880,651 of amortization of the discount was incurred as interest expense, resulting in an ending balance of $13,513,131 as of June 30, 2010. No principle or interest payments are due until the Subordinated Notes mature. The Company did not incur debt issuance costs associated with obtaining the Subordinated Notes. The Subordinated Notes are junior to the Preferred Stock in a liquidation event.

NetQuote Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

June 30, 2009 and 2010

Scheduled principal maturities of notes payable are as follows:

Year ending December 31,
2010 (remaining six months)	$2,000,000
2011	32,000,000

$34,000,000

5. Commitments and Contingencies

The Company leases office space under an operating lease that expires on December 31, 2013. The Company is responsible for occupancy costs including taxes, insurance and maintenance under this lease.

The following summarizes future minimum lease payments under operating leases having an initial or remaining non-cancelable term of one year or more at June 30, 2010.

Operating Leases
2010 (remaining six months)	$449,218
2011	919,549
2012	867,066
2013	707,845
2014	—

$2,943,678

Rent expense for the six months ended June 30, 2010 and June 30, 2009 was $413,955 and $485,706, respectively.

Contingencies

From time to time, the Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. During 2009, the Company was in litigation with a third party and on April 17, 2009, the Company entered into a settlement agreement with that third party for approximately $3,200,000. The terms of the settlement required the third party to pay the Company $1,400,000 in cash on or before June 30, 2009. The remaining $1,800,000 was to be paid in the form of a lead generation Agreement whereby the third party agreed to provide the Company with insurance leads beginning June 1, 2009. The Company has accounted for this as a contingent gain and has not recognized any gain until the amounts are realized. A portion of the proceeds generated from the sale of these leads would be used to reduce the $1,800,000 balance. The Company received $152,423 in cash during 2009 in partial fulfillment of the settlement and recognized a gain for the amount received in the Consolidated Statement of Operations for the year ended December 31, 2009. During 2009, the third party filed a Chapter 11 bankruptcy petition and the third party will not fulfill the terms of the settlement agreement. The Company is not currently aware of any other legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on the Company’s financial condition, results of operations or cash flows.

NetQuote Holdings, Inc.

Notes to Condensed Consolidated Financial Statements (unaudited)—(continued)

June 30, 2009 and 2010

Indemnifications and Guarantor Arrangements

During the ordinary course of business, the Company makes certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include intellectual property indemnities to the Company’s customers in connection with the sale of its products, indemnities for liabilities associated with the infringement of other parties’ technology and indemnities to directors and officers of the Company to the maximum extent permitted under the laws of the State of Delaware. The duration of these indemnities, commitments and guarantees does not provide for any limitation of the maximum potential future payments the Company could be obligated to make.

To date, the Company has not incurred any material costs as a result of these indemnities, commitments and guarantees and has not accrued any liabilities related to such indemnities, commitments and guarantees in the financial statements. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification.

6. Subsequent Events

On July 13, 2010, the Company’s board of directors executed an agreement and plan of merger with Bankrate, Inc. The agreement and plan of merger was made, by and among Bankrate, Inc., a Florida corporation, BR Acquisitions Inc., a Delaware corporation and wholly-owned subsidiary of Bankrate, Inc, NetQuote Holdings, Inc., a Delaware corporation, and Spectrum Equity Investors IV, L.P., as the stockholders’ representative.

Report of Independent Auditors

The Board of Directors

CreditCards.com, Inc.

We have audited the accompanying consolidated balance sheets of CreditCards.com, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CreditCards.com, Inc. at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Austin, Texas

June 14, 2010

CreditCards.com, Inc.

Consolidated Balance Sheets

	December 31
($ in thousands)	2008	2009
Assets
Current assets:
Cash and cash equivalents	$11,576	$4,308
Accounts receivable	12,602	6,731
Prepaid expenses	262	289
Other current assets	468	66

Total current assets	24,908	11,394
Property and equipment, net	1,152	734
Deferred income tax assets	665	—
Goodwill	50,993	35,803
Intangible assets, net	88,094	60,666
Other assets	1,656	107

Total assets	$167,468	$108,704

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable	$1,820	$487
Accrued liabilities	7,992	1,638
Current portion of long-term debt	19,409	2,983
Current deferred tax liabilities	—	69
Income taxes payable	1,524	432

Total current liabilities	30,745	5,609
Long-term liabilities:
Deferred tax liabilities, less current portion	3,340	1,360
Long-term debt, less current portion	149,885	141,354

Total liabilities	183,970	148,323
Commitments and contingencies
Stockholders’ deficit:
Series A Preferred stock, par value $0.001; 1,000 authorized shares: -0- and 1,000 shares issued and outstanding at December 31, 2009 and 2008, respectively	—	—
Series A Redeemable Preferred stock, par value $0.001; 400,000 authorized shares:
277,000 and -0- shares issued and outstanding at December 31, 2009 and 2008, respectively	—	—
Common stock, par value $0.001; 200,000,000 authorized shares: 194,988,223 and 19,643,178 shares issued and outstanding at December 31, 2009 and 2008, respectively	13	189
Additional paid-in capital	3,174	30,535
Accumulated other comprehensive loss	(5,505)	(3,647)
Accumulated deficit	(14,184)	(66,696)

Total stockholders’ deficit	(16,502)	(39,619)

Total liabilities and stockholders’ deficit	$167,468	$108,704

See accompanying notes.

CreditCards.com, Inc.

Consolidated Statements of Operations

	Year Ended December 31
($ in thousands)	2008	2009
Revenues	$72,413	$42,851
Operating costs and expenses:
Cost of revenues	33,616	18,975
Sales and marketing expense	5,673	4,220
General and administrative expense	8,948	6,017
Impairment of goodwill and other intangible assets	—	39,202
Amortization of intangibles	3,337	3,630

Total operating costs and expenses	51,574	72,044
Income (loss) from operations	20,839	(29,193)
Other (income) expense	214	(18)
Interest expense (net of interest income)	19,611	22,040

Income (loss) before income taxes	1,014	(51,215)
Income tax expense	606	1,297

Net income (loss)	$408	$(52,512)

See accompanying notes.

CreditCards.com, Inc.

Consolidated Statements of Stockholders’ Deficit

	Series A Preferred Stock		Series B Redeemable Preferred Stock		Series A Redeemable Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Loss	Total Stockholders’ Deficit
($ in thousands)	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2007	—	$—	—	$—	—	$—	19,643,178	$13	$1,333	$(14,592)	$—	$(13,246)
Stock compensation	—	—	—	—	—	—	—	—	841	—	—	841
Issuance of preferred stock	1,000	—	—	—	—	—	—	—	1,000	—	—	1,000
Comprehensive loss:
Net income	—	—	—	—	—	—	—	—	—	408	—	408
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	(5,505)	(5,505)
Total comprehensive loss												(5,097)

Balance at December 31, 2008	1,000	—	—	—	—	—	19,643,178	13	3,174	(14,184)	(5,505)	(16,502)
Stock compensation	—	—	—	—	—	—	—	—	631	—	—	631
Issuance/conversion to Series B Preferred stock	(1,000)	—	18,336	—	—	—	—	—	17,336	—	—	17,336
Issuance and conversion of shares related to recapitalization transaction	—	—	(18,336)	—	277,000	—	175,336,045	176	9,389	—	—	9,565
Exercise of stock options	—	—	—	—	—	—	9,000	—	5	—	—	5
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	—	—	(52,512)	—	(52,512)
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	1,858	1,858

Total comprehensive loss												(50,654)

Balance at December 31, 2009	—	$—	—	$—	277,000	$—	194,988,223	$189	$30,535	$(66,696)	$(3,647)	$(39,619)

See accompanying notes.

CreditCards.com, Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31
($ in thousands)	2008	2009
Operating activities
Net income (loss)	$408	$(52,512)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operations:
Depreciation	358	464
Stock compensation expense	841	631
Accretion of interest converted to debt	—	4,804
Impairment of goodwill and other intangibles	—	39,202
Impairment of capitalized SEC registration statement expenses	1,589	—
Write-off of deferred financing costs	—	844
Amortization of intangibles	3,337	3,630
Amortization of deferred financing costs	622	509
Excess tax benefit applied to reduce goodwill	592	2,037
Changes in operating assets and liabilities:
Accounts receivable	2,486	5,871
Prepaid expenses	85	(27)
Other assets	133	601
Accounts payable	266	(1,334)
Accrued liabilities	(1,630)	(3,652)
Deferred income taxes	1,641	(1,246)
Income taxes payable	1,524	(1,092)

Net cash (used in) provided by operating activities	12,252	(1,270)

Investing activities
Cash portion of acquisition of business, net of cash acquired	(17,538)	(2,705)
Purchase of other assets	(32)	(1)
Purchase of property and equipment	(746)	(46)

Net cash used in investing activities	(18,316)	(2,752)

Financing activities
Proceeds from issuance of preferred stock, net	1,000	17,336
Proceeds from issuance of long-term debt, net	17,322	—
Repayments of long-term debt	(2,853)	(20,197)
Net proceeds from issuance of stock options	—	5

Net cash (used in) provided by financing activities	15,469	(2,856)
Net cash increase (decrease) for period	9,405	(6,878)
Effect of exchange rate changes on cash and cash equivalents	(5,505)	(390)
Cash and cash equivalents at beginning of period	7,676	11,576
Cash and cash equivalents at end of period	$11,576	$4,308

Supplemental disclosure of cash flow information
Interest paid	$17,228	$17,229
Income taxes paid	—	—

Supplemental disclosure of noncash information
Noncash conversion of debt-to-equity	$—	$9,565
Noncash acquisition costs	2,705	—

See accompanying notes.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements

December 31, 2009

1. Summary of Significant Accounting Policies

Organization and Operations

CreditCards.com, Inc. (the “Company”) operates leading online marketplaces for credit cards connecting consumers with multiple credit card issuers. At the Company’s free websites consumers can search for, compare and apply for credit card offers. The Company’s websites allow credit card issuers to acquire qualified applicants and source new accounts. The Company also provides consumers with research, news articles, advice and online tools to help them select and apply for credit cards based on their individual needs. The Company’s online marketplaces match consumers actively seeking credit cards with credit card issuers and allows credit card issuers to solicit and approve credit card applications in a manner that the Company’s management believes is more cost-effective than traditional offline channels.

In June 2008, the Company formed CreditCards.com, Ltd., a UK Company, for purposes of acquiring Freedom Marketing Limited, also a UK company. The accompanying consolidated financial statements of the Company include CreditCards.com, Ltd. and Freedom Marketing Limited since the acquisition date.

On December 31, 2009, the Company completed a recapitalization that included a partial exchange of debt into equity and affected the Company’s ownership structure. As a result of the recapitalization, the Company’s lender became the majority owner of the Company. See Note 6.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of CreditCards.com, Inc. and its wholly owned subsidiary, CCRD Operating Company, Inc., as well as CreditCards.com Ltd., a wholly owned subsidiary of CCRD Operating Company, Inc. All intercompany balances and transactions have been eliminated in consolidation.

Business Segment Information

The Company is managed and operated as one business segment. A single management team reports to the chief executive officer, the chief operating decision maker, who manages the entire business. The Company does not operate any material separate lines of business or separate business entities with respect to its products and services. The various products and services that the Company offers are all related to its online marketplace for consumer credit cards. The same data source is used to analyze its business regardless of the product and services delivered via its online marketplace. The Company’s expenses are shared and are not allocated to individual products or services. Accordingly, the Company does not accumulate discrete financial information by product line and does not have separately reportable segments, as defined by generally accepted accounting principles.

Cash and Cash Equivalents

Cash and cash equivalents, which primarily consist of money market funds, are stated at cost, which approximates fair value. For financial statement presentation purposes, the Company considers all highly liquid investments having original maturities of three months or less to be cash equivalents.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

Accounts Receivable

The Company’s accounts receivable, consisting entirely of trade receivables, are stated at amounts due from customers. Management continually reviews accounts receivable to determine if any receivables will potentially be uncollectible. The Company recorded an allowance for uncollectible accounts in 2009 and 2008 totaling approximately $316,000 and $27,000, respectively.

Goodwill and Intangible Assets

The Company records goodwill when the purchase price for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The indefinite-lived acquired intangible assets include the trademarks on brand names and domain names. Considering the recognition and the awareness of the Company’s brands in the credit card market and the intended use of the brands, the remaining useful life of each of the trademarks on the logo, the trade name, and domain names was determined to be indefinite. CreditCards.com is the Company’s primary trade name and customer facing domain name. The Company believes that this trademark, trade name, and domain name will provide for an indefinite period of future cash flows.

Goodwill and indefinite-life intangible assets are not amortized, but are subject to a test for impairment on an annual basis, or more frequently if indicators of potential impairment exist, using a fair value-based approach. The first step of the impairment review process compares the fair value of the reporting unit in which the goodwill or intangible asset resides to the carrying value of that reporting unit. The second step measures the amount of impairment loss, if any, by comparing the implied fair value of the reporting unit goodwill or intangible asset with its carrying amount. Any determination of whether or not goodwill or indefinite-life intangibles have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of the Company’s reporting units. Fair values are determined using a discounted cash flow methodology based on projections of the amounts and timing of future revenues and cash flows, assumed discount rates, and other assumptions as deemed appropriate. When the impairment analysis is performed, certain factors are considered such as historical performance, anticipated market conditions, operating expense trends and capital expenditure requirements. See Note 4 for a discussion of impairment charges.

For the years ended December 31, 2009 and 2008, the Company recorded a reduction to goodwill of $2 million and $592,000, respectively, to adjust for the tax benefit of the amortization of excess tax goodwill in association with the acquisition transaction. On the acquisition date, there was an excess of tax-deductible goodwill over the reported amount of goodwill. Similar reductions will be taken in subsequent years until the excess amount reaches zero.

Intangible assets, other than trademarks, trade names, and domain names, are being amortized over their respective useful lives according to the estimated present value of the net earning potential of each asset category. Amounts allocated to website content, developed technology/software, and customer relationships are being amortized over the respective assets’ estimated useful lives between five and twelve years using the straight-line method. Amounts allocated to noncompete agreements are being amortized over their estimated useful lives of three to six years using the straight-line method. Amortization of these intangibles is included in amortization of intangibles in the accompanying consolidated statements of operations.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method, generally over three years. Leasehold improvements are amortized over the shorter of the estimated useful life or the remaining lease term. Expenditures for maintenance and repairs of assets are charged to operations as incurred.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

Deferred Financing Costs

Financing costs are included in other assets in the consolidated balance sheets and are deferred and amortized to interest expense using the straight-line method over the terms of the related debt, which approximates the effective interest method. For the year ended December 31, 2009, the Company recognized amortization costs totaling approximately $1.4 million, which included approximately $509,000 of amortization costs and approximately $845,000 of unamortized financing costs that were expensed in connection with the recapitalization in December 2009. The Company recognized approximately $622,000 of amortization costs for the year ended December 31, 2008. See Note 6 for more information.

Long-Term Debt

During December 2009, the Company completed a debt recapitalization, which included an exchange of debt into equity. In evaluating the accounting for the debt modifications and exchanges, management was required to make a determination as to whether the debt modifications and exchanges should be accounted for as a troubled debt restructuring (TDR) or as an extinguishment or modification of debt. The relevant accounting guidance required the Company to determine first whether the exchanges of debt instruments should be accounted for as a TDR. A TDR results when it is determined that a debtor is experiencing financial difficulties and the creditors grant a concession; otherwise, such exchanges should be accounted for as an extinguishment or modification of debt. The assessment of this critical accounting estimate required management to apply a significant amount of judgment in evaluating the inputs, estimates, and internally generated forecast information to conclude on the accounting for the modifications and exchanges of debt.

The Company then evaluated if the debt modification constituted a material modification, in which case the debt modification would be accounted for as the extinguishment of the original debt and the creation of new debt, resulting in the recognition of a gain or loss on the extinguishment of debt. If it was determined that the debt modification was a TDR, then there is no recognition of gain or loss on the extinguishment of debt, and the carrying amount of the debt is adjusted for any premium or discount that is amortized over the modification period.

Based on this analysis and after the consideration of the applicable accounting guidance, management concluded that the modifications and exchanges of certain debt instruments with related parties were deemed to be TDRs. See Note 6.

Comprehensive Loss

The Company’s comprehensive income (loss) is included as a component of shareholders’ deficit and is composed of net income (loss) and foreign currency translation adjustments. See the components of comprehensive income (loss) for the years ended December 31, 2009 and 2008, including their ending balances and period changes, included in the consolidated statements of changes in stockholders’ deficit.

Revenue Recognition

Revenue is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectibility of the resulting receivable is reasonably assured.

The Company’s revenues are derived by fees paid to the Company by credit card issuers or their affiliate marketing agents for credit card applications that originate from the Company’s online marketplace and are submitted to the credit card issuers and/or credit card applications that originate from the Company’s online

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

marketplace and are submitted to and approved by the credit card issuers. For credit card issuers that pay on a per approved application basis, revenue is earned and recognized when a credit card application is approved for issuance. For customers that pay on a per application or per click-through basis, revenue is recognized at the moment such activity is completed.

Cost of Revenues

Cost of revenues primarily consist of the expenses associated with the Company’s online advertising and contractual revenue-sharing obligations resulting from its distribution arrangements. Online advertising costs are expensed in the period incurred and represent fees paid to search engines. Online advertising expenses were $17.5 million and $32.9 million for the years ended December 31, 2009 and 2008, respectively.

Sales and Marketing Expense

Sales and marketing expenses are expensed as incurred and primarily include the salaries and benefits of the Company’s sales and marketing personnel and offline marketing and advertising expenses.

Foreign Currency

The functional currency of the Company’s foreign subsidiaries is the respective local currency. Assets and liabilities of these foreign subsidiaries are translated to U.S. dollars at year-end exchange rates. Income statement items are translated to U.S. dollars at average exchange rates prevailing during the period. Accumulated net translation adjustments are recorded in accumulated other comprehensive income, a separate component of stockholders’ equity. Gains and losses from foreign currency denominated transactions are included in other (income) expense in the consolidated statements of operations. Foreign currency denominated transactions amounted to losses of approximately $29,000 and $20,000 for the years ended December 31, 2009 and 2008, respectively.

Stock Based Compensation

The Company has two stock plans, which are more fully described in Note 10. Compensation expense is recorded in accordance with generally accepted accounting principles. The expense is measured at the grant-date fair value of the award using the Black-Scholes option pricing model and recognized as compensation expense on a straight-line basis over the employee service period, which is the vesting period. The Company records expense based upon the number of awards expected to vest, offset by an assumed forfeiture rate.

Income Taxes

The Company is a C corporation. Deferred income taxes are provided for all temporary differences based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

On January 1, 2007, the Company adopted new Financial Accounting Standards Board (FASB) authoritative guidance surrounding accounting for uncertainty in income taxes. As a result of the adoption, the Company recognized no changes related to deferred taxes.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

Fair Value of Financial Instruments

The carrying amounts reported on the consolidated balance sheets for cash, accounts receivable, prepaid expenses, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. Notes payables are recorded at cost, which approximates fair value based on rates currently available to the Company.

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Company’s revenues are mostly attributed to customers in the United States. The table below sets forth the percentage of consolidated accounts receivable for customers who represented 10% or more of consolidated accounts receivable:

	December 31
	2008	2009
Customer A	60%	32%

The table below sets forth the percentage of consolidated revenues for customers who represented 10% or more of consolidated revenues.

	December 31
	2008	2009
Customer A	30%	38%
Customer B	7%	11%
Customer C	6%	10%

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued guidance for business combinations. The guidance establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. Disclosure requirements to enable the evaluation of the nature and financial effects of the business combination were also established. The guidance is effective for fiscal years beginning after December 15, 2008 and applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This guidance has not had a material impact as of December 31, 2009, but will impact the Company’s accounting treatment for future business combinations.

In June 2009, the FASB released the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the Codification), effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification does not change US GAAP, but does significantly change the way in which the accounting literature is organized, combining all authoritative standards in a comprehensive, topically organized database. All existing accounting standards documents were superseded and all other accounting literature not included in the Codification is considered nonauthoritative, other than guidance issued by the SEC. The Company adopted the provisions of this guidance during the year ended December 31, 2009.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

2. Acquisition and Related Transactions

Freedom Marketing Limited Acquisition

In June 2008, CreditCards.com, Inc. formed CreditCards.com, Limited, a UK Company, for the purpose of acquiring Freedom Marketing Limited, also a UK Company. The Company paid approximately $24.7 million for the issued share capital of Freedom Marketing Limited. The acquisition was accounted for as a business purchase combination in accordance with generally accepted accounting principles. The Company financed the acquisition primarily with $17.3 million ($18.0 million in additional debt less $678,000 in capitalized loan costs) in cash from the issuance of new debt. See Note 6 for more information on the issuance of new debt and related deferred financing costs.

The total purchase price of $24.7 million was allocated to the acquired assets based upon the relative fair values of the identifiable tangible and intangible assets acquired and liabilities assumed. The excess purchase price over those fair values was recorded as goodwill. The allocation of the purchase price is as follows:

($ in thousands)
Net current assets(1)	$6,153
Property and equipment	18
Identifiable intangibles(2)	10,866
Goodwill	7,698

Total consideration	$24,735

(1)	Net current assets are comprised of cash, accounts receivable, and other current assets, less current liabilities. Assumed current liabilities include accounts payable and accrued liabilities. The fair value of the current assets and current liabilities generally approximated the recorded book values at the date of acquisition.
(2)	The allocation of the intangible assets is as follows:

($ in thousands)
Asset (amortization period):
Trademark/trade name/domain name	$5,318
Customer relationships (5 years)	4,855
Developed technology (6 years)	256
Website content (12 years)	94
Noncompete (6 years)	343

$10,866

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

Pro Forma Results (Unaudited)

The following table presents the unaudited pro forma results of operations for the year ended December 31, 2008, as though the Freedom Marketing Limited acquisition occurred on January 1 of that period. These results give effect to certain pro forma adjustments primarily related to the amortization of acquired intangible assets and interest expense. These unaudited pro forma results are not necessarily indicative of the actual consolidated results of operations, had the acquisition actually occurred on the first day of the period, or of future results of operations of the consolidated entities. See Note 4 for more information.

($ in thousands)	Year Ended December 31 2008
Total revenues	$79,622

Income from operations	$21,548

Net income	$413

3. Property and Equipment

The balances of major classes of assets and accumulated depreciation are as follows:

	December 31
($ in thousands)	2008	2009
Leasehold improvements	$602	$609
Office furniture	474	476
Computer equipment	572	592

	1,648	1,677
Less accumulated depreciation	(496)	(943)

	$1,152	$734

4. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill are as follows:

	December 31
($ in thousands)	2008	2009
Balance at beginning of year	$41,691	$50,993
Acquisition and other purchase price adjustments	9,784	395
Impairment of goodwill	—	(14,594)
Tax benefit of excess amortization of tax goodwill	(592)	(2,037)
Foreign currency translation impact	110	1,046

Balance at end of year	$50,993	$35,803

For the years ended December 31, 2009 and 2008, the Company recorded a reduction to goodwill to account for the tax benefit of the amortization of excess tax goodwill in association with the 2006 acquisition transaction described in Note 2. On the acquisition date, there was an excess of tax-deductible goodwill over the reported amount of goodwill.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

The Company assesses goodwill and other intangible assets for impairment at the reporting unit level annually during the fourth quarter of each year and on an interim date should factors or indicators become apparent that would require an impairment test.

During the fourth quarter of fiscal year 2008, the Company performed an annual impairment test, which resulted in the estimated fair values of each of the Company’s reporting units exceeding their book values.

During 2009 the Company experienced less traffic to its sites than in previous years primarily due to the economic downturn. This has resulted in lower consumer demand for credit cards due to the ongoing recession and its impact on employment. Further, the economic environment has caused card issuers to tighten credit card underwriting requirements and shrink the inventory and issuance of new credit cards. The Company’s sales have decreased as the issuers have approved a smaller percentage of lower traffic levels.

Because of these ongoing challenges, the Company performed an impairment test on goodwill and intangible balances as of December 31, 2009 for all reporting units. The estimated fair values of the domestic and international reporting units were less than their related book values and the Company determined that their goodwill and identifiable intangibles balances were impaired. Accordingly, step two of the goodwill impairment test was completed for the domestic and international reporting units which resulted in an impairment charge totaling $39.2 million in the fourth quarter of 2009.

The following table presents intangible assets:

	December 31
($ in thousands)	2008	2009
Asset (amortization period):
Trademark/trade name/domain name	$58,911	$57,484
Customer relationships (5-12 years)	29,606	28,304
Developed technology (6-12 years)	7,734	7,665
Website content (12 years)	596	570
Noncompete (6 years)	646	554

	97,493	94,577
Less accumulated amortization of definite-lived intangibles	(6,482)	(10,195)
Impairment of definite-lived and indefinite-lived intangibles	—	(24,608)
Foreign currency translation impact	(2,917)	892

	$88,094	$60,666

The weighted-average amortization period for amortizable intangible assets is eight years. The following table presents the estimated amortization expense for these intangible assets:

($ in thousands)
Year ending December 31:
2010	$3,412
2011	3,412
2012	3,408
2013	2,925
2014	2,574
Thereafter	9,812

$25,543

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

5. Accrued Liabilities

The Company’s accrued liabilities consist of the following:

	December 31
($ in thousands)	2008	2009
Accrued search expense	$1,042	$95
Accrued management fees	1,300	—
Accrued interest	1,704	22
Accrued payroll	524	42
Accrued professional fees	306	475
Accrued acquisition costs	2,705	—
Other	411	1,004

	$7,992	$1,638

6. Long-Term Debt

The Company’s debt consists of the following:

	December 31
($ in thousands)	2008	2009
Term Loan A	$35,236	$26,620
Term Loan B	35,236	26,620
Term Loan C	35,236	26,620
Term Loan D	35,236	—
Subordinated A Loan	10,350	15,500
Subordinated B Loan	18,000	—
Additional amount related to interest	—	48,977

Total debt	169,294	144,337
Less current portion	(19,409)	(2,983)

Total long-term debt	$149,885	$141,354

Aggregate estimated annual maturities of long-term debt and related interest as of December 31, 2009 are as follows:

($ in thousands)
Year ending December 31:
2010	$2,983
2011	3,438
2012	3,925
2013	96,883
2014	37,108

$144,337

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

On June 5, 2008, in conjunction with the Freedom Marketing Limited acquisition, the Company entered into a second amended and restated credit agreement. The second amended and restated credit agreement provided for the following: (i) four secured $35.4 million five-year term loans in the aggregate amount of $141.6 million, amortized at a rate of 1.00% per year on a quarterly basis, with the balance paid at maturity, (ii) a $10.4 million secured subordinated six-year note with the balance due at maturity, (iii) an $18.0 million secured subordinated one-year note, and (iv) a five-year revolving credit facility that permits loans in an aggregate amount of up to $5.5 million and includes a letter of credit sub-facility. The term loans require total principal payments of $352,250 per quarter, with the unpaid balance of each term loan due at maturity on June 30, 2013. Also, the Company must make additional annual term loan principal payments upon achievement of “excess cash flow” as defined in the amended and restated credit agreement and following certain dispositions of assets and certain issuances of equity securities. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity.

During 2008, the borrowings under the four secured six-year term loans carried interest at a rate of 10.25%, 10.75%, 11.25%, and 11.75%, respectively. The borrowings under the secured subordinated seven-year note had interest at 15.0%. Borrowings under the six-year revolving credit facility were at 11.0%.

Substantially all of the Company’s assets are pledged as collateral pursuant to the second amended and restated credit agreement.

The terms of the second amended and restated credit agreement restrict certain activities, the most significant of which include limitations on additional indebtedness, liens, guarantees, payment or declaration of dividends, sales of assets, and transactions with affiliates. In addition, the senior secured credit agreement requires the Company to maintain certain covenants, including a maximum total net leverage ratio and a minimum fixed-charge coverage ratio. The second amended and restated credit agreement also contains certain customary affirmative covenants and events of default.

On May 7, 2009, the Company received a notice of default for failure to comply with these covenants for the period ending March 31, 2009. On June 30, 2009, the Company closed the Series B Preferred stock financing pursuant to which the Company issued shares of its Series B Preferred stock for approximately $18.3 million to some of its existing stockholders, including an exchange of its shares of Series A Preferred stock for an equal number of shares of Series B Preferred stock. All of the proceeds of the Series B financing were used to partially pay down the Company’s existing loans to the lender; however, the Company remained in default of its second amended and restated credit agreement. See Note 9 for more information. During December 2009, the Company and its lender agreed upon terms of a recapitalization, which were approved by the Board of Directors on December 17, 2009.

On December 31, 2009, in connection with the recapitalization and the curing of the event of default, the Company entered into a third amended and restated credit agreement. The new agreement allowed for the Company to refinance its existing loans and converted $58.8 million of outstanding principal and interest into shares of newly created Series A Redeemable Preferred stock and newly issued shares of the Company’s common stock (see Note 9). The third amended and restated credit agreement provides for the following: (i) three secured $27.0 million four-year senior term loans in the aggregate amount of $81.0 million, (ii) subordinated notes in an aggregate principal amount of $15.5 million, and a (iii) a revolving facility for an aggregate principal amount of up to $5.0 million. The term loans do not require quarterly principal payments and the unpaid balance is due at maturity on October 31, 2013. The revolving facility matures October 31, 2013. The unpaid balance on the subordinated loan is due at maturity on October 31, 2014. The Company must make quarterly term loan

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

principal payments upon achievement of “excess cash flow,” as defined in the third amended and restated credit agreement. Additionally, principal amounts outstanding under the revolving credit facility are due and payable in full at maturity.

The borrowings under the three secured four-year term loans bear interest at a rate of 13.5%, 14.0%, and 14.5% respectively. The borrowings under the secured subordinated five-year loan bear interest at 19.0%. Borrowings under the five-year revolving credit facility bear interest at 14.0%. Cash interest on the term and subordinated loans are due monthly. Paid-in-kind (PIK) interest is accrued monthly and compounded quarterly and is payable monthly upon discretion of the Company, or otherwise due upon maturity of the loans.

The recapitalization transaction and the refinancing of the existing loans were accounted for as a troubled debt restructuring in accordance with FASB authoritative guidance. On the modification date, it was determined that the total future cash payments under the terms of the modified notes were greater than the principal and interest owed on the original notes less the fair market value of the equity exchanged for the $58.8 million of old debt. Accordingly, the effects of the restructuring were accounted for prospectively from the time of the restructuring, and the difference between the total future cash payments under the terms of the modified note and the carrying amount of the original note, less the fair market value of the equity exchanged for the $58.8 million of old debt, will be amortized in future periods using the effective-interest method. No restructuring gain or net gains or losses on the debt restructuring were recorded by the Company.

7. Commitments

Operating Leases

The Company leases office space and certain equipment for its operations. These leases are accounted for as operating leases and typically have terms of up to five years. Rental expense for the years ended December 31, 2009 and 2008 was approximately $338,000 and $297,000, respectively.

Future minimum rental payments under operating leases as of December 31, 2009 are as follows:

($ in thousands)
2010	$307
2011	307
2012	292
2013	167
2014	17
Thereafter	36

$1,126

Employment Contracts

The Company has entered into employment contracts with certain of its key executive employees. These contracts could result in payments upon the termination of employment of these executives.

Legal Matters

The Company is involved in litigation arising in the ordinary course of business. In the opinion of management, and after consultation with legal counsel, the resolution of these matters is not expected to have a material adverse effect on the Company’s results of operations or financial position.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

8. Income Taxes

The components of the provision for income taxes attributable to continuing operations are as follows for the years ended December 31, 2009 and 2008:

	Year Ended December 31
($ in thousands)	2008	2009
Current:
Federal	$(625)	$—
Foreign	771	282
State	491	223

Total current	637	505

Deferred:
Federal	(277)	(697)
Foreign	(295)	(541)
State	(51)	(7)

Total deferred	(623)	(1,245)

Benefit applied to reduce goodwill	592	2,037

	$606	$1,297

Undistributed earnings of the Company’s foreign subsidiaries are considered permanently reinvested and, accordingly, no provision for U.S. federal and/or state income taxes has been provided thereon.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred taxes as of December 31 are as follows:

	Year Ended December 31
($ in thousands)	2008	2009
Deferred tax assets:
Current deferred tax assets:
Accrued liabilities	$729	$78

Gross current deferred tax assets	729	78
Valuation allowance	—	(78)

Net current deferred tax assets	729	—

Noncurrent deferred tax assets:
Stock option compensation	766	993
Net operating losses and other	2,036	24
Deferred interest	—	18,241
Deferred finance costs	—	154
Acquired intangibles	—	376
Depreciation and amortization	18	24

Gross noncurrent deferred tax assets	2,820	19,812
Valuation allowance	—	(19,743)

Net noncurrent deferred tax assets	2,820	69

Deferred tax liabilities:
Current deferred tax liabilities:
Prepaid expenses	(64)	(69)

Total current deferred tax liabilities	(64)	(69)

Noncurrent deferred tax liabilities:
Acquired foreign intangibles	(2,101)	(1,429)
Acquired intangibles	(4,059)	—

Total noncurrent deferred tax liabilities	(6,160)	(1,429)

Net current deferred tax asset (liability)	$665	$(69)

Net noncurrent deferred tax asset (liability)	$(3,340)	$(1,360)

The Company has established a valuation allowance equal to the net domestic deferred tax assets because of uncertainties regarding the realization of deferred tax assets based on the lack of earnings history. The valuation allowance increased by approximately $19.8 million during 2009, due to operations.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

The Company’s provision (benefit) for income taxes attributable to continuing operations differs from the expected tax expense (benefit) amount computed by applying the statutory federal income tax rate of 35% to income before income taxes for the years ended December 31, 2009 and 2008, primarily as a result of the following:

	Year Ended December 31
($ in thousands)	2008	2009
Tax at statutory rate of 35%	$355	$(17,918)
State taxes, net of federal benefit	286	(206)
Foreign income taxes	(112)	64
Valuation allowance	—	19,821
Permanent items and other	77	(464)

	$606	$1,297

The Company adopted the provisions of ASC Topic 740 on January 1, 2007. As a result of the implementation of Interpretation 48, the Company recognized no changes in the liability for unrecognized tax benefits and no adjustments to the January 1, 2007 balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

($ in thousands)
Balance at January 1, 2009	$—
Additions based on tax positions related to the current year	—
Additions for tax positions of prior years	—
Reductions for tax positions of prior years	—
Settlements	—

Balance at December 31, 2009	$—

In the event the Company has unrecognized tax benefits, the Company will recognize related accrued interest and penalties as income tax expense.

9. Redeemable Preferred Stock and Preferred Stock

On December 31, 2008, the Company filed a certificate of designation that established a 1,000 share series of stock called “Series A Preferred stock” with a par value of $0.001 per share and a stated value of $1,000 per share. Also on that date, the Company closed a $1,000,000 Series A Preferred stock financing.

On December 31, 2009, and in connection with the recapitalization, the Company filed a third amended and restated certificate of incorporation that established the following: (i) the Company is authorized to issue 200,400,000 shares of capital stock, of which 200,000,000 shares shall be common stock with a par value of $0.001 per share and 400,000 shares shall be preferred stock with a par value of $0.001 per share, and (ii) of the 400,000 shares of preferred stock, 277,000 are designated as Series A Redeemable Preferred stock with a par value of $0.001, and 123,000 shares shall remain as undesignated.

Series A Preferred Stock

On December 31, 2008, 1,000 shares of Series A Preferred stock were issued in exchange for $1.0 million of cash proceeds. The rights, preferences, privileges, and restrictions granted to and imposed on the preferred stock are set forth below.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

Dividend Provisions

The holders of shares of Series A Preferred stock shall not be entitled to receive any dividends on the shares unless specifically declared by the Board of Directors.

Redemption Rights

The Series A Preferred shares are not redeemable.

Liquidation Rights

In the event of any liquidation, the holders of the Series A Preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of common stock, an amount equal to $1,000 per share for each share of Series A Preferred stock held by them. If, upon the occurrence of such event, the assets and funds distributed among the holders of the Series A Preferred stock are insufficient to permit full payment, the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Series A Preferred shares in proportion to the preferential amount each holder is entitled to receive.

Voting Rights

The holders of Series A Preferred shares are not entitled to vote.

Series B Redeemable Preferred Stock

On June 30, 2009 18,336 shares of Series B Preferred stock, with a par value of $0.001 per share and a stated value equal to $1,000 per share were issued in exchange for 1,000 shares of $1,000 per share Series A Preferred shares that were issued on December 31, 2008 as well as approximately $17.3 million of cash. The rights, preferences, privileges, and restrictions granted to and imposed on the preferred stock are set forth below.

Dividend Provisions

The holders of shares of Series B Preferred stock are entitled to receive dividends prior and in preference to any declaration or payment of any dividend on the common stock, at the rate of 18% of the stated value per share per year calculated on a daily basis. Dividends are payable upon a liquidation transaction, redemption as described below, or upon the exchange of shares of Series B Preferred for a new class or series of preferred stock. Dividends accrue on each share beginning on the date of issuance, whether or not declared.

Redemption Rights

Series B Preferred stock is redeemable upon written request of the holders of a majority of the outstanding Series B Preferred stock at any time after June 30, 2010, upon a liquidation transaction, or immediately prior to the Company’s sale of its common stock in a public offering, whichever occurs first.

Conversion Rights

The Series B Preferred stock are not convertible into common stock.

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

Liquidation Rights

In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, each holder of the Series B Preferred stock shall be entitled to receive, prior and in preference to any payment or distribution of any of the assets of the Company to the holders of common stock, an amount equal to $1,000 per share for each share of Series B Preferred stock held by them plus an amount equal to all unpaid dividends on each share of Series B Preferred stock. If, upon the occurrence of such event, the assets and funds distributed among the holders of the Series B Preferred stock are insufficient to permit full payment, then, the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Series B Preferred stock in proportion to the Series B liquidation preference.

Voting Rights

The holders of Series B Preferred stock are not entitled to vote.

Recapitalization Transaction

On December 31, 2009, pursuant to the Company’s third amended and restated certificate of incorporation, the holders of Series B Preferred stock elected to convert all of their preferred shares into new Series A Redeemable Preferred shares, with a par value of $0.001 and a stated value of $225.39. The new Series A Redeemable Preferred shares are designated as Series A Redeemable Preferred stock and the number of shares constituting this series is 277,000. The rights, preferences, privileges, and restrictions granted to and imposed on the new Series A Preferred shareholders are set forth below. See Note 6 for more information on the recapitalization transaction.

New Series A Redeemable Preferred Stock

Dividend Provisions

The holders of shares of Series A Redeemable Preferred stock are entitled to receive cumulative dividends, out of any assets legally available prior and in preference to any declaration or payment of any dividend on the common stock, at a rate of 8% of the stated value per share per year calculated on a basis of a 360-day year and compounded quarterly, commencing January 1, 2010.

Redemption Rights

Series A Redeemable Preferred stock is redeemable upon a liquidation transaction, or immediately prior to the Company’s sale of its common stock in a public offering, whichever occurs first.

Conversion Rights

The Series A Redeemable Preferred shares are not convertible into common stock.

Liquidation Rights

In the event of any liquidation, dissolution, or winding up of the corporation, either voluntary or involuntary, each holder of the Series A Redeemable Preferred stock shall be entitled to receive, prior and in preference to any payment or distribution of any of the assets of the corporation to the holders of common stock, an amount equal to the stated value per share for each share of Series A Redeemable Preferred stock held by

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

them plus an amount equal to all unpaid dividends on each share of Series A Redeemable Preferred stock. If, upon the occurrence of such event, the assets and funds distributed among the holders of the Series A Redeemable Preferred stock are insufficient to permit full payment, the entire assets and funds legally available for distribution shall be distributed ratably among the holders of the Series A Redeemable Preferred stock in proportion to the Series A liquidation preference.

Voting Rights

The holders of Series A Redeemable Preferred stock are not entitled to vote.

10. Stock Based Compensation

2006 Stock Plan

The Company’s 2006 Stock Plan, or the 2006 Plan, was adopted by the Board of Directors on October 30, 2006 and approved by stockholders on October 30, 2006. The 2006 Plan provides for the granting of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to employees and for the grant of nonstatutory stock options and stock purchase rights to employees, consultants and directors.

As of December 31, 2009, the Company had reserved a total of 1,991,009 shares of common stock for issuance under the 2006 Plan. As of December 31, 2009, options to purchase 1,889,771 shares of common stock were outstanding and 101,238 shares were available for future grant under the 2006 Plan. The term of an option may not exceed ten years after the date of grant, except that with respect to any participant who owns 10% of the voting power of all classes of the Company’s outstanding stock as of the date of grant, the term must not exceed five years and with the exception of an option granted to an officer, director, or consultant. No option shall become exercisable at a rate less than 20% per year over a period of five years from the date of grant, subject to the participant’s continued service to the Company.

Stock purchase rights may also be granted under the 2006 Plan. Stock purchase rights are rights to purchase shares of the Company’s common stock that vest in accordance with terms and conditions established by the Company’s Board of Directors. The Board of Directors may determine the number of shares subject to a stock purchase right granted to any employee, director or consultant. The Board of Directors may impose whatever conditions to vesting it determines to be appropriate.

The 2006 Plan provides that in the event of certain change in control transactions the successor corporation may either assume or substitute an equivalent award with respect to each outstanding award under the 2006 Plan. The Board of Directors may, within its sole discretion, choose to accelerate vesting of outstanding options or shares acquired upon the exercise of the options. The Board of Directors may also, within its sole discretion, choose to cancel each option in exchange for payment for each vested share of stock subject to the cancelled option in either cash, stock or other property with a fair market value equal to the fair market value of the price per share of stock in the change in control transaction. With respect to stock purchase rights, upon a change in control, the successor corporation may either assume or substitute an equivalent stock purchase right with respect to an outstanding stock purchase right under the plan. Any stock purchase rights which are neither assumed nor substituted will terminate.

2008 Equity Incentive Plan

The Company’s 2008 Equity Incentive Plan, or 2008 Plan, was adopted by the board of directors in March 2008 and, subject to approval by the Company’s stockholders, it will become effective upon completion of an

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

initial public offering. The 2008 Plan provides for the grant of cash awards, stock options, stock appreciation rights, stock units, and other similar stock awards. Options granted under the 2008 Plan may be either “incentive stock options,” as defined under Section 422 of the Internal Revenue Code, or nonstatutory stock options. The 2008 Plan will terminate in 2018 unless it is extended or terminated earlier pursuant to its terms.

The Company has reserved a total of 1,000,000 shares for issuance under the 2008 Plan. Shares subject to awards granted under the 2008 Plan that are cancelled, expire or are forfeited shall be available for re-grant under the 2008 Plan. In addition to the 1,000,000 shares the Company has reserved for issuance under the 2008 Plan as discussed above, all of the shares remaining available for future grant under the 2006 Plan will be available for grant under the 2008 Plan. The number of shares reserved for issuance under the 2008 Plan will be increased on January 1 of each year, beginning January 1, 2008 and for ten years thereafter.

The 2008 Plan provides for the grant of stock appreciation rights (SARs). A SAR entitles the participant to receive the amount by which the fair market value of a specified number of shares, on the exercise date, exceeds the exercise price of the SAR. The excess amount will be payable in shares, cash, or in a combination thereof, as determined in the award agreement. The grant and/or vesting of a SAR may be made contingent upon the satisfaction of certain service requirements or the achievement of objective performance conditions.

The 2008 Plan provides for the grant of cash awards. Each cash award will contain target and maximum cash amounts payable to participants, with such awards based on performance and level of achievement, versus the pre-established criteria to be determined by the Company’s compensation committee.

Generally, in the event of a merger or consolidation in which the Company is not the surviving corporation, the sale of substantially all of the Company’s assets, the acquisition, sale, or transfer of a controlling interest of the outstanding shares by tender offer or similar change of control transaction as determined by the Board of Directors or compensation committee, any or all outstanding awards may be assumed or substituted by the surviving or acquiring entity. In the event such successor corporation (if any) does not assume or substitute awards, the Board of Directors may, in its discretion: (i) provide for the assumption, substitution of, or adjustment of each award, (ii) accelerate the vesting of all options and terminate any restrictions on stock awards, or (iii) provide for the termination of awards on such terms and conditions as it deems appropriate, including providing for the cancellation of awards for cash or other payment to the participant.

Stock Based Compensation

Compensation expense is recorded in accordance with the FASB’s authoritative guidance surrounding share-based compensation. The expense is measured at the grant-date fair value of the award and recognized as compensation expense on a straight-line basis over the employee service period, which is the vesting period. The Company records expense based upon the number of awards expected to vest, offset by an assumed forfeiture rate.

The fair value of options granted during the year ended December 31, 2009 was estimated on the grant date using the Black-Scholes option-pricing model based on the assumptions in the table below. This valuation model requires the input of highly subjective assumptions. Expected volatility of the Company’s stock is based on companies of similar growth and maturity in the peer group in the industry in which the Company does business, because the Company does not have sufficient historical volatility data for its own stock. The expected term of options represents the period of time that options granted are expected to be outstanding. The Company has elected to use the simplified method, in accordance with authoritative guidance surrounding share-based compensation, to develop the estimate of the expected term. The risk-free rate is based on U.S. Treasury issues

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

with a remaining term equal to the expected term of the options used in the Black-Scholes valuation model. In the future, as the Company gains historical data for volatility in its own stock and the actual term over which employees hold options, expected volatility and expected term may change, which could substantially change the grant-date fair value of future awards of stock options and, ultimately, the related compensation expense recorded by the Company.

	Year Ended December 31
($ in thousands)	2008	2009
Weighted-average fair value of options granted	$7.61	$2.23
Dividend yield	0.00%	0.00%
Weighted-average risk-free interest rate	3.50%	2.80%
Weighted-average expected volatility	53.40%	51.60%
Expected life (in years)	6.25	6.25

The table below presents the costs recorded related to stock based compensation for the years ended December 31:

($ in thousands)	2008	2009
Sales and marketing expense	$441	$282
General and administrative expense	400	349

Total stock based compensation	$841	$631

The following table summarizes options activity for the years ended December 31, 2009 and 2008:

	Options	Weighted- Average Exercise Price
Options outstanding—December 31, 2007	1,460,970	$3.25
Granted	479,250	7.61
Exercised	—	—
Forfeited	231,700	10.72

Options outstanding—December 31, 2008	1,708,520	3.46
Granted	859,744	2.23
Exercised	9,000	0.53
Forfeited	669,493	7.96

Options outstanding—December 31, 2009	1,889,771	$1.32

Outstanding and exercisable stock options at December 31, 2009, were as follows:

	Outstanding			Exercisable
Exercise Price	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Years	Shares	Weighted- Average Exercise Price
$0.53	1,037,983	$0.53	6.89	753,944	$0.53
2.23	842,788	2.23	9.08	21,877	2.23
7.61	9,000	12.97	8.16	4,000	12.97

	1,889,771	$1.32		779,821	$9.59

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

A summary of the Company’s nonvested shares as of December 31, 2009 and changes during the year ended December 31, 2009 is as follows:

	Shares	Weighted- Average Grant-Date Fair Value
Nonvested shares
Nonvested shares at December 31, 2008	1,115,859	$4.35
Granted	859,744	2.23
Exercised	9,000	0.53
Vested	187,160	0.61
Forfeited	669,493	7.96

Nonvested shares at December 31, 2009	1,109,950	$2.13

The Company recognized $631,000 and $841,000 of stock based compensation expense for the years ended December 31, 2009 and 2008, respectively. As of December 31, 2009, there was approximately $3.5 million of unrecognized compensation expense related to nonvested stock options, which is expected to be recognized over a period of approximately three years. The fair value of options vested during the year ended December 31, 2009 was $201,000.

In February 2009, the Company completed an offer to exchange certain employee stock options issued under our 2006 Stock Plan. Previously granted options were exchanged for new options with a lower exercise price granted on a one-for-one basis. Options for an aggregate of approximately 577,255 shares of the Company’s common stock were exchanged. Options granted pursuant to the exchange have an exercise price of $2.23 per share which is the fair value per share of the Company’s common stock as determined by a third party valuation expert as of February 3, 2009. Options granted pursuant to the exchange must commence with a new vesting schedule. The exchange resulted in a modification charge of approximately $213,000, which is being recognized over the vesting periods of the new options. These vesting periods range from three to four years. The modification charge for 2009 was approximately $60,000.

11. Related-Party Transactions

In connection with the acquisition of substantially all of the assets of CreditCards.com, L.P., in October 2006, the Company entered into a consulting agreement with Daniel H. Smith, who controlled the general partner of the predecessor. The consulting agreement is on a month-to-month basis and can be canceled at any time by either party. Further, the consulting agreement provides for payments of $1,000 per day for each day worked by the consultant. Per the February 1, 2008 amendment to the consulting agreement, the number of days worked each month, if any, are mutually agreed upon by the Company and the consultant.

In October 2006, the Company entered into a consulting agreement with BPO Newco II (BPO), an entity controlled by persons affiliated with the then majority owners of the Company. The president of BPO was a member on the Company’s Board of Directors and an investor in the December 31, 2008 Series A financing. The consulting agreement calls for the payment of $100,000 per quarter to BPO until such time as the individual and another specified individual both cease to be employed by BPO.

In September 2007, the Company and BPO entered into an amendment to the consulting agreement described above which provides that, upon the earliest to occur of: (i) March 31, 2008, and (ii) the effectiveness

CreditCards.com, Inc.

Notes to Consolidated Financial Statements—(continued)

December 31, 2009

of an S-1 registration statement filed with the Securities and Exchange Commission, the agreement would terminate and the Company would be obligated to make a one-time payment to BPO in the amount of $1.6 million.

On March 30, 2008, the Company and BPO entered into a second amendment to the consulting agreement, which provided that the Company continue to pay $100,000 per calendar quarter as mentioned above until the specified individuals cease to be employed by BPO. In which case the Company would make a one-time payment to BPO equal to $1.6 million, minus any quarterly fees paid beginning in the second quarter of 2008. In connection with the recapitalization transaction discussed in Note 6, during 2009, the Company’s obligation to make the payments pursuant to this agreement was eliminated.

During 2009, the Company issued approximately 277,000 shares of $0.001 per share Series A Redeemable Preferred stock to entities affiliated with its principal stockholders. See Note 9 for more information on the terms of these new equity instruments.

12. Employee Benefit Plan

Beginning in September of 2007, the Company maintains one active defined contribution 401(k) plan. Employees of the company are eligible to participate upon hire. Participants can make contributions subject to federally mandated maximums. Participants are immediately vested in their own contributions as well as the contributions matched by the Company. The Company matches 100% of each pre-tax dollar contributed by participating employees up to 3%, and 50% of each pre-tax dollar contributed by participating employees up to 2%, subject to IRS limitations. The Company recorded expense of approximately $169,000 and $194,000 in 2009 and 2008, respectively, for contributions to the plan.

13. Subsequent Events

On June 10, 2010, the Company signed an agreement and plan of merger (the Agreement) to sell the Company to Bankrate, Inc. The Agreement’s closing is contingent on certain conditions, including the Company’s ability to obtain stockholder, regulatory, and various other approvals and consents. Upon closing of the Agreement, the Company will become a wholly owned subsidiary of Bankrate, Inc.

CreditCards.com, Inc.

Condensed Consolidated Balance Sheet

June 30, 2010
($ in thousands)	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$6,738
Accounts receivable	9,817
Prepaid expenses	285
Other current assets	37

Total current assets	16,877
Property and equipment, net	605
Goodwill	35,006
Intangible assets, net	58,546
Other assets	58

Total assets	$111,092

Liabilities and stockholders’ deficit
Current Liabilities
Accounts payable	$627
Accrued liabilities	3,573
Current portion of long-term debt	3,206

Total current liabilities	7,406

Long-term liabilities
Deferred tax liabilities, less current portion	1,314
Long-term debt, less current portion	139,988
Other long-term liabilities	48

Total liabilities	148,756

Commitments and contingencies

Stockholders’ deficit:
Common stock, par value $0.001; 200,000,000 authorized shares:	189
194,988,223 shares issued and outstanding at June 30, 2010
Additional paid-in capital	30,901
Accumulated other comprehensive income (loss)	1,590
Accumulated deficit	(70,344)

Total stockholders’ deficit	(37,664)

Total liabilities and stockholders’ deficit	$111,092

See accompanying notes to unaudited condensed consolidated financial statements

CreditCards.com, Inc.

Condensed Consolidated Statements of Operations

	Six Months Ended June 30
	2009	2010
($ in thousands)	(Unaudited)
Revenues	$24,603	$20,738
Operating costs and expenses:
Cost of revenues	11,197	6,855
Sales and marketing expense	2,167	1,847
General and administrative expense	3,416	4,796
Amortization of intangibles	1,795	1,683

Total operating costs and expenses	18,575	15,181

Income from operations	6,028	5,557
Other (income) expense	(38)	(20)
Interest expense (net of interest income)	11,034	2,632

Income (loss) before income taxes	(4,968)	2,945
Income tax expense	94	17

Net income (loss)	$(5,062)	$2,928

See accompanying notes to unaudited condensed consolidated financial statements

CreditCards.com, Inc.

Condensed Consolidated Statements of Cash Flows

	Six Months ended June 30,
	2009	2010
($ in thousands)	(Unaudited)
Operating Activities
Net income	$(5,062)	$2,928
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation	234	204
Stock compensation expense	308	369
Amortization of intangibles	1,795	1,683
Amortization of deferred financing costs	452	—

Changes in operating assets and liabilities:
Accounts receivable	2,130	(3,086)
Prepaid expenses	(51)	4
Other assets	123	78
Accounts payable	(775)	140
Accrued liabilities	1,285	1,986
Deferred income taxes	347	(107)
Income taxes payable	(767)	(441)

Net cash provided by operating activities	19	3,758

Investing Activities
Cash portion of acquisition of business, net of cash acquired	(643)	—
Purchase of other assets	(27)	(75)

Net cash used in investing activities	(670)	(75)

Financing Activities
Repayments of long-term debt	(18,705)	(1,143)
Proceeds from Issuance of preferred stock	17,336	—
Net Proceeds from the exercise of stock options	5	—

Net cash used in financing activities	(1,364)	(1,143)
Net cash increase for period	(2,015)	2,540
Effect of exchange rate changes on cash and cash equivalents	(737)	(110)
Cash and cash equivalents at beginning of period	11,576	4,308

Cash and cash equivalents at end of period	$8,824	$6,738

Supplemental disclosure of cash flow information
Interest paid	$9,843	$2,218
Income taxes paid	304	359

See accompanying notes to unaudited condensed consolidated financial statements

CreditCards.com

Notes to Condensed Consolidated Financial Statements

June 30, 2010

1. General

Organization and Operations

Creditcards.com, Inc. (the Company) operates leading online marketplaces for credit cards connecting consumers with multiple credit card issuers. At the Company’s free websites consumers can search for, compare and apply for credit card offers. The Company’s websites allow credit card issuers to acquire qualified applicants and source new accounts. The Company also provides consumers with research, news articles, advice and online tools to help them select and apply for credit cards based on their individual needs. The Company’s online marketplaces match consumers actively seeking credit cards with credit card issuers and allows credit card issuers to solicit and approve credit card applications in a manner that the Company’s management believes is more cost-effective than traditional offline channels.

On December 31, 2009, the Company completed a recapitalization that included a partial exchange of debt into equity and affected the Company’s ownership structure. As a result of the recapitalization, the Company’s lender became the majority owner of the Company.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of Creditcards.com, Inc. and its wholly owned subsidiary, CCRD Operating Company, Inc., as well as Creditcards.com Ltd., a wholly owned subsidiary of CCRD Operating Company, Inc. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Interim Financial Information

The accompanying condensed consolidated balance sheet as of June 30, 2010 and the condensed consolidated statements of operations, and cash flows for the six months ended June 30, 2009 and 2010 are unaudited. These statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2009. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2010 and results of operations and cash flows for the six months ended June 30, 2009 and 2010. The financial data and other information disclosed in the notes to the financial statements related to the six month periods are unaudited. The results for the six months ended June 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or for any other interim period or for any other future year.

CreditCards.com

Notes to Condensed Consolidated Financial Statements—(continued)

June 30, 2010

2. Other Comprehensive Income

The Company’s other comprehensive income (loss) for the six months ended June 30, 2009 and 2010 is as follows:

	Six months ended June 30,
($ in thousands)	2009	2010
Net income (loss)	$(5,062)	$2,928
Foreign currency translation	2,233	(1,338)

Other comprehensive income (loss)	$(2,829)	$1,590

3. Goodwill and Intangible Assets

The changes in the carrying amount of goodwill are as follows:

($ in thousands)
Balance at December 31, 2009	$35,803
Foreign currency translation impact	(797)

Balance at June 30, 2010	$35,006

The changes in the carrying amount of intangibles are as follows:

($ in thousands)
Balance at December 31, 2009	$60,666
Amortization	(1,683)
Foreign currency translation impact	(437)

Balance at June 30, 2010	$58,546

The Company assesses goodwill and other intangible assets for impairment at the reporting unit level annually during the fourth quarter of each year and on an interim date should factors or indicators become apparent that would require an impairment test.

During 2009 the Company experienced less traffic to its sites than in previous years primarily due to the economic downturn. This has resulted in lower consumer demand for credit cards due to the ongoing recession and its impact on employment. Further, the economic environment has caused card issuers to tighten credit card underwriting requirements and shrink the inventory and issuance of new credit cards. The Company’s sales have decreased as the issuers have approved a smaller percentage of lower traffic levels.

Because of these ongoing challenges, the Company performed an impairment test on goodwill and intangible balances as of December 31, 2009 for all reporting units. The estimated fair values of the domestic and international reporting units were less than their related book values and the Company determined that their goodwill and identifiable intangibles balances were impaired. Accordingly, step two of the goodwill impairment test was completed for the domestic and international reporting units which resulted in an impairment charge totaling $39.2 million in the fourth quarter of 2009.

CreditCards.com

Notes to Condensed Consolidated Financial Statements—(continued)

June 30, 2010

4. Long-Term Debt

The Company’s debt consists of the following as of June 30, 2010:

($ in thousands)	June 30, 2010
Term Loan A	$26,620
Term Loan B	26,620
Term Loan C	26,620
Subordinated A Loan	15,500
Additional amount related to recapitalization	47,834

Total debt	143,194
Less current portion	(3,206)

Total long-term debt	$139,988

On June 5, 2008, in conjunction with the Freedom Marketing Limited acquisition, the Company entered into a second amended and restated credit agreement. The second amended and restated credit agreement provided for the following: (i) four secured $35.4 million five-year term loans in the aggregate amount of $141.6 million, amortized at a rate of 1.00% per year on a quarterly basis, with the balance paid at maturity, (ii) a $10.4 million secured subordinated six-year note with the balance due at maturity, (iii) an $18.0 million secured subordinated one-year note, and (iv) a five-year revolving credit facility that permits loans in an aggregate amount of up to $5.5 million and includes a letter of credit sub-facility. The term loans require total principal payments of $352,250 per quarter, with the unpaid balance of each term loan due at maturity on June 30, 2013. Also, the Company must make additional annual term loan principal payments upon achievement of “excess cash flow” as defined in the amended and restated credit agreement and following certain dispositions of assets and certain issuances of equity securities. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity.

Substantially all of the Company’s assets are pledged as collateral pursuant to the second amended and restated credit agreement. The terms of the second amended and restated credit agreement restrict certain activities, the most significant of which include limitations on additional indebtedness, liens, guarantees, payment or declaration of dividends, sales of assets, and transactions with affiliates. In addition, the senior secured credit agreement requires the Company to maintain certain covenants, including a maximum total net leverage ratio and a minimum fixed-charge coverage ratio. The second amended and restated credit agreement also contains certain customary affirmative covenants and events of default.

On May 7, 2009, the Company received a notice of default for failure to comply with these covenants for the period ending March 31, 2009. On June 30, 2009, the Company closed the Series B Preferred stock financing pursuant to which the Company issued shares of its Series B Preferred stock for approximately $18.3 million to some of its existing stockholders, including an exchange of its shares of Series A Preferred stock for an equal number of shares of Series B Preferred stock. All of the proceeds of the Series B financing were used to partially pay down the Company’s existing loans to the lender; however, the Company remained in default of its second amended and restated credit agreement. During December 2009, the Company and its lender agreed upon terms of a recapitalization, which were approved by the Board of Directors on December 17, 2009.

On December 31, 2009, in connection with the recapitalization and the curing of the event of default, the Company entered into a third amended and restated credit agreement. The new agreement allowed for the

CreditCards.com

Notes to Condensed Consolidated Financial Statements—(continued)

June 30, 2010

Company to refinance its existing loans and converted $58.8 million of outstanding principal and interest into shares of newly created Series A Redeemable Preferred stock and newly issued shares of the Company’s common stock. The third amended and restated credit agreement provides for the following: (i) three secured $27.0 million four-year senior term loans in the aggregate amount of $81.0 million, (ii) subordinated notes in an aggregate principal amount of $15.5 million, and a (iii) a revolving facility for an aggregate principal amount of up to $5.0 million. The term loans do not require quarterly principal payments and the unpaid balance is due at maturity on October 31, 2013. The revolving facility matures October 31, 2013. The unpaid balance on the subordinated loan is due at maturity on October 31, 2014. The Company must make quarterly term loan principal payments upon achievement of “excess cash flow,” as defined in the third amended and restated credit agreement. Additionally, principal amounts outstanding under the revolving credit facility are due and payable in full at maturity.

The borrowings under the three secured four-year term loans bear interest at a rate of 13.5%, 14.0%, and 14.5% respectively. The borrowings under the secured subordinated five-year loan bear interest at 19.0%. Borrowings under the five-year revolving credit facility bear interest at 14.0%. Cash interest on the term and subordinated loans are due monthly. Paid-in-kind (PIK) interest is accrued monthly and compounded quarterly and is payable monthly upon discretion of the Company, or otherwise due upon maturity of the loans.

The recapitalization transaction and the refinancing of the existing loans were accounted for as a troubled debt restructuring in accordance with FASB authoritative guidance. On the modification date, it was determined that the total future cash payments under the terms of the modified notes were greater than the principal and interest owed on the original notes less the fair market value of the equity exchanged for the $58.8 million of old debt. Accordingly, the effects of the restructuring were accounted for prospectively from the time of the restructuring, and the difference between the total future cash payments under the terms of the modified note and the carrying amount of the original note, less the fair market value of the equity exchanged for the $58.8 million of old debt, will be amortized in future periods using the effective-interest method. No restructuring gain or net gains or losses on the debt restructuring were recorded by the Company.

5. Income Taxes

Tax expense for the six months ended June 30, 2010 and 2009 differs from the expected federal tax rate of 35% primarily due to a change in our deferred tax valuation allowance. Due to the uncertainty of realization of net deferred tax assets, the Company has recorded a full valuation allowance for U.S federal income tax purposes.

6. Subsequent Events

On August 6, 2010, the Company was acquired by Bankrate, Inc.

10,500,000 Shares

BANKRATE, INC.

Common Stock

Goldman, Sachs & Co.

BofA Merrill Lynch

Citigroup

J.P. Morgan

Allen & Company LLC

Stephens Inc.

RBC Capital Markets

                    , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Bankrate, Inc. (the “Registrant”) in connection with the issuance and distribution of the securities being registered. All amounts are estimates, except the SEC registration, the Financial Industry Regulatory Authority, Inc. and the stock exchange filing fees. All fees below are payable by the Registrant and not the selling stockholders.

SEC registration fee	$26,877
Financial Industry Regulatory Authority, Inc. filing fee	23,311
Stock exchange listing fee	0
Legal and accounting fees and expenses	2,600,000
Printing and engraving expenses	250,000
Transfer agent and registrar fees and expenses	25,000
Blue sky fees and expenses	20,000
Miscellaneous fees and expenses	50,000

Total	$2,995,188

Item 14. Indemnification of Directors and Officers.

The Registrant’s Amended and Restated Certificate of Incorporation provides that the liability of the directors for monetary damages will be eliminated to the fullest extent permissible under the Delaware General Corporation Law (the “DGCL”), and the Registrant may indemnify our officers, employees and agents to the fullest extent permitted under the DGCL.

The DGCL provides that, in general, a corporation may indemnify any person who is or was a party to any proceeding (other than action by, or in the right of, such corporation) by reason of the fact that he or she is or was a director or officer of Bankrate, against liability incurred in connection with such proceeding, not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the corporation, the DGCL provides that, in general, a company may indemnify any person who was or is a party to any such proceeding by reason of the fact that he or she is or was a director or officer of the corporation against expenses and amounts paid in settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the corporation, except that no indemnification will be made in respect of any claim, issue, or matter as to which such person is adjudged liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the DGCL provides that a corporation is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the DGCL further provides that, in general, indemnification or advancement of expenses will not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (1) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe it was unlawful; (2) a transaction from which the director or officer derived an improper personal benefit; (3) in the case of a director, circumstances under which the director has voted for or assented to a distribution made in violation of the DGCL or such corporation’s Certificate of Incorporation; or (4) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a stockholder.

We have entered into Director Indemnification Agreements with each of our directors whereby we agree to fully indemnify and hold harmless each such director if such director was or is a party to, among other things, any threatened, pending or completed action, suit, arbitration, investigation or inquiry, whether civil, criminal, administrative or investigative, by reason of such director’s status as a director, officer, manager, employee, agent or fiduciary of the Company. The Company currently has such an insurance policy covering its directors and officers to insure against certain losses incurred by them. A director will not be indemnified against any claim for which payment has actually been made under any insurance policy or other indemnity provision, for an accounting of profits made from the purchase and sale of securities of Bankrate, in connection with any proceeding initiated by the director or if it is adjudicated that the director failed to act in good faith and in a manner such director reasonably believed to be in, or not opposed to, the best interests of Bankrate. The agreement lasts for so long as such director is a director, officer, employee or agent of Bankrate and for so long as such person is subject to any proceeding by reason of such status.

Section 9 of the Underwriting Agreement filed as Exhibit 1.1 hereto also contains certain provisions pursuant to which certain officers, directors and controlling persons of Bankrate may be entitled to be indemnified by the underwriters named therein.

Item 15. Recent Sales of Unregistered Securities.

Set forth below in chronological order is certain information regarding securities issued by the Registrant since November 1, 2008 in transactions that were not registered under the Securities Act of 1933, as amended (the “Securities Act”), including the consideration, if any, received by the Registrant for such issuances.

Since November 1, 2008 we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters or any public offerings. Each of these transactions was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act or Regulation D or Rule 701 promulgated thereunder, as transactions by an issuer not involving a public offering. With respect to each transaction listed below, no general solicitation was made by either the Registrant or any person acting on its behalf; the recipient of our securities agreed that the securities would be subject to the standard restrictions applicable to a private placement of securities under applicable state and federal securities laws; and appropriate legends were affixed to the certificates issued in such transactions.

•	On August 24, 2009, BEN Holdings, Inc. issued 305,215.14 shares of common stock to Ben Holding S.à r.l. at a price per share of $1000.00 in connection with the acquisition of Bankrate, Inc.

•	On August 25, 2009, Bankrate, Inc. issued 56,099,522 shares of common stock to Ben Merger Sub, Inc. at a price per share of $28.50 in connection with the Bankrate Acquisition.

•

On August 25, 2009, February 22, 2010 and October 31, 2010, BEN Holdings, Inc. issued 26,181.01, 60.00, and 380.41 shares of common stock, respectively, to certain employees and non-employee directors at a price per share of $1000.00.

•	On September 25, 2009 and July 12, 2010, Bankrate, Inc. issued 1,333,434 and 2,796,177 shares of common stock, respectively, to BEN Holdings, Inc. at a price per share of $28.50.

•

On April 30, 2010 and October 31, 2010, BEN Holdings, Inc. issued 83,136.36 and 19,315.07 shares of Class B common stock, respectively, to certain employees and non-employee directors at a price per share of $1.90.

•	On July 12, 2010, Bankrate, Inc. issued 244,706.32 shares of preferred stock to BEN Holdings, Inc. at a price per share of $1,000.00.

•	On July 12, 2010, BEN Holdings, Inc. issued 298,063.68 shares of preferred stock to Ben Holding S.à r.l. at a price per share of $1000.00.

•

On July 12, 2010 and October 31, 2010, BEN Holdings, Inc. issued 25,909.77 and 344.59 shares of preferred stock, respectively, to certain employees and non-employee directors in return for cash and note contributions of $1000.00 per share.

•

On June 21, 2011, in connection with the Restructuring and Merger, Bankrate, Inc. issued 87,500,000 shares of common stock to all of the stockholders of BEN Holdings, Inc. in exchange for all of the outstanding Class A common stock, Class B common stock, and Preferred Stock of BEN Holdings, Inc.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit Number	Description
1.1†	Form of Underwriting Agreement

2.1*	Agreement and Plan of Merger by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Bankrate, Inc., dated July 22, 2009

2.2*	Agreement and Plan of Merger by and among Bankrate, Inc., BR Acquisitions Inc., NetQuote Holdings, Inc. and Spectrum Equity Investors IV, L.P., dated May 25, 2010

2.3*	Agreement and Plan of Merger by and among Bankrate, Inc., CCBK Acquisition, Inc., CreditCards.com, Inc., certain stockholders, and American Capital, Ltd., dated June 10, 2010

3.1#	Second Amended and Restated Certificate of Incorporation of Bankrate, Inc.

3.2#	Second Amended and Restated Bylaws of Bankrate, Inc.

4.1*	Indenture, dated as of July 13, 2010, among Bankrate, Inc., the Guarantors, Wilmington Trust FSB as trustee, and Wilmington Trust FSB, as collateral agent, governing Bankrate, Inc.’s 11 3/4% Senior Secured Notes due 2015

4.2*	Registration Rights Agreement, dated as of July 13, 2010, among Bankrate, Inc., the Guarantors and the Initial Purchasers in relation to Bankrate, Inc.’s 11 3/4% Senior Secured Notes due 2015

4.3*	Security Agreement from Bankrate, Inc., the other Grantors to Wilmington Trust FSB, as Trustee, and Wilmington Trust FSB, as Collateral Agent, dated as of July 13, 2010

4.4*	Escrow and Security Agreement between Bankrate, Inc. and Wilmington Trust FSB, as Escrow Agent and Trustee, dated as of July 13, 2010

4.5*	Supplemental Indenture, dated as of August 6, 2010, by and among the Guarantors, Bankrate, Inc., Wilmington Trust FSB, as Trustee under the Indenture referred to below, and Wilmington Trust FSB, as Collateral Agent

4.6*	Supplemental Indenture, dated as of April 15, 2011, by and among the Guarantors, Bankrate, Inc., Wilmington Trust FSB, as Trustee under the Indenture referred to below, and Wilmington Trust FSB, as Collateral Agent

4.7*	Form of common stock certificate of Bankrate, Inc.

4.8*	Form of VCOC Investors’ Rights Agreement.

5.1	Form of Opinion of Wachtell, Lipton, Rosen & Katz

10.1*	Executive Agreement between Bankrate, Inc. and Thomas Evans, dated June 21, 2004

Exhibit Number	Description

10.2*	Executive Agreement between Bankrate, Inc. and Edward DiMaria, dated April 3, 2006

10.3*	Executive Agreement between Bankrate, Inc. and Daniel Hoogterp, dated May 31, 2005

10.4*	Executive Agreement between Bankrate, Inc. and Michael Ricciardelli, dated July 22, 2010

10.5*	Executive Agreement between Bankrate, Inc. and Donaldson Ross, dated September 11, 2006

10.6*	Amendment to Employment Agreement between Bankrate, Inc. and Thomas R. Evans, dated September 25, 2009

10.7*	Amendment to Employment Agreement between Bankrate, Inc. and Daniel P. Hoogterp, dated September 25, 2009

10.8*	Amendment to Employment Agreement between Bankrate, Inc. and Donaldson Ross, dated September 25, 2009

10.9*	Form of Class B Common Share Purchase Agreement by and among BEN Holdings, Inc. and members of the management

10.10*	Class B Common Share Purchase Agreement by and between BEN Holdings, Inc., Brothers Brook, LLC and Jeffery Boyd

10.11*	Form of Class B Recourse Secured Promissory Notes issued by BEN Holdings, Inc. to members of the management

10.12*	Form of Executive Stock Pledge Agreement by and between BEN Holdings, Inc., and members of the management

10.13*	Form of Director Indemnification Agreement dated March 1, 2010, between Bankrate, Inc., BEN Holdings, Inc., and members of the management

10.14*	Form of Indemnification Agreement by and between BEN Holdings, Inc. and members of the management

10.15*	Bankrate, Inc. Amended and Restated Exit Event Incentive Bonus Plan (October 2010)

10.16*	Fourth Amended and Restated Stockholders Agreement

10.17*	Lease by and between Gardens Plaza Investors, LLC and Bankrate, Inc., dated November 3, 2005

10.18*	Lease Agreement between RGK Rentals, Ltd. and CreditCards.com, Inc., dated November 16, 2007

10.19*	Amended and Restated Office Lease by and between 1860 Blake Street, LLC and NetQuote, Inc, dated September 22, 2008

10.20*	Form of Bankrate, Inc. 2011 Equity Compensation Plan

10.21*	Form of Bankrate, Inc. Senior Executive Annual Bonus Plan

10.22*	Form of Director Indemnification Agreement between Bankrate, Inc., and members of the management

10.23*	Revolving Credit Agreement, dated June 10, 2011 among Bankrate, Inc., the Guarantors, the Lenders, Goldman Sachs Bank USA and Merrill Lynch, Pierce, Fenner & Smith Incorporated

21.1*	List of Subsidiaries of Bankrate, Inc.

23.1	Consent of Wachtell, Lipton, Rosen & Katz (contained in Exhibit 5.1)

23.2	Consent of Grant Thornton LLP

23.3	Consent of PricewaterhouseCoopers LLP

23.4	Consent of Ernst & Young LLP

24.1	Power of Attorney (included on signature pages attached hereto)

*	Incorporated by reference to the Company’s Registration Statement on Form S-1 (333-173550).
#	Incorporated by reference to the Company’s Registration Statement on Form S-8 (333-175000).
†	To be filed by amendment.

(b) Financial Statement Schedules

No financial statement schedules are included herein. All other schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions, are inapplicable, or the information is included in the consolidated financial statements, and have therefore been omitted.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(i) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(ii) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes:

(i) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(ii) that, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrants or used or referred to by the undersigned registrant;

(3) the portion of any other free writing prospectus relating to the offering containing material in-formation about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of North Palm Beach, State of Florida, on the 23rd day of November, 2011.

BANKRATE, INC.

By:	/S/ EDWARD J. DIMARIA
Name:	Edward J. DiMaria
Title:	Senior Vice President-Chief Financial Officer

POWER OF ATTORNEY

Each of the undersigned directors and officers of Bankrate, Inc. hereby constitutes and appoints Thomas R. Evans and Edward J. DiMaria, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name place and stead, in any and all capacities, to execute any and all amendments (including post-effective amendments) to this registration statement, to sign any registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, and to cause the same to be filed with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and desirable to be done in and about the premises as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/S/ THOMAS R. EVANS Thomas R. Evans	President, Chief Executive Officer and Director (Principal Executive Officer)	November 23, 2011

/S/ EDWARD J. DIMARIA Edward J. DiMaria	Senior Vice President-Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	November 23, 2011

/S/ PETER C. MORSE Peter C. Morse	Chairman of the Board and Director	November 23, 2011

/S/ SETH BRODY Seth Brody	Director	November 23, 2011

/S/ BRUCE NELSON Bruce Nelson	Director	November 23, 2011

/S/ RICHARD PINOLA Richard Pinola	Director	November 23, 2011

Signature	Title	Date

/S/ CHRISTIAN STAHL Christian Stahl	Director	November 23, 2011

/S/ JAMES TIENG James Tieng	Director	November 23, 2011

/S/ MITCH TRUWIT Mitch Truwit	Director	November 23, 2011

INDEX TO EXHIBITS

Exhibit Number	Description

1.1†	Form of Underwriting Agreement

2.1*	Agreement and Plan of Merger by and among BEN Holdings, Inc., BEN Merger Sub, Inc. and Bankrate, Inc., dated July 22, 2009

2.2*	Agreement and Plan of Merger by and among Bankrate, Inc., BR Acquisitions Inc., NetQuote Holdings, Inc. and Spectrum Equity Investors IV, L.P., dated May 25, 2010

2.3*	Agreement and Plan of Merger by and among Bankrate, Inc., CCBK Acquisition, Inc., CreditCards.com, Inc., certain stockholders, and American Capital, Ltd., dated June 10, 2010

3.1#	Second Amended and Restated Certificate of Incorporation of Bankrate, Inc.

3.2#	Second Amended and Restated Bylaws of Bankrate, Inc.

4.1*	Indenture, dated July 13, 2010, among Bankrate, Inc., the Guarantors, Wilmington Trust FSB as trustee, and Wilmington Trust FSB, as collateral agent, governing Bankrate, Inc.’s 11 3/4% Senior Secured Notes due 2015

4.2*	Registration Rights Agreement, dated as of July 13, 2010, among Bankrate, Inc., the Guarantors and the Initial Purchasers in relation to Bankrate, Inc.’s 11 3/4% Senior Secured Notes due 2015

4.3*	Security Agreement from Bankrate, Inc., the other Grantors to Wilmington Trust FSB, as Trustee, and Wilmington Trust FSB, as Collateral Agent, dated July 13, 2010

4.4*	Escrow and Security Agreement between Bankrate, Inc. and Wilmington Trust FSB, as Escrow Agent and Trustee, dated July 13, 2010

4.5*	Supplemental Indenture, dated August 6, 2010, by and among the Guarantors, Bankrate, Inc., Wilmington Trust FSB, as Trustee under the Indenture referred to below, and Wilmington Trust FSB, as Collateral Agent

4.6*	Supplemental Indenture, dated April 15, 2011, by and among the Guarantors, Bankrate, Inc., Wilmington Trust FSB, as Trustee under the Indenture referred to below, and Wilmington Trust FSB, as Collateral Agent

4.7*	Form of common stock certificate of Bankrate, Inc.

4.8*	Form of VCOC Investors’ Rights Agreement.

5.1	Form of Opinion of Wachtell, Lipton, Rosen & Katz

10.1*	Executive Agreement between Bankrate, Inc. and Thomas Evans, dated June 21, 2004

10.2*	Executive Agreement between Bankrate, Inc. and Edward DiMaria, dated April 3, 2006

10.3*	Executive Agreement between Bankrate, Inc. and Daniel Hoogterp, dated May 31, 2005

10.4*	Executive Agreement between Bankrate, Inc. and Michael Ricciardelli, dated July 22, 2010

10.5*	Executive Agreement between Bankrate, Inc. and Donaldson Ross, dated September 11, 2006

10.6*	Amendment to Employment Agreement between Bankrate, Inc. and Thomas R. Evans, dated September 25, 2009

10.5*	Executive Agreement between Bankrate, Inc. and Donaldson Ross, dated September 11, 2006

10.6*	Amendment to Employment Agreement between Bankrate, Inc. and Thomas R. Evans, dated September 25, 2009

10.7*	Amendment to Employment Agreement between Bankrate, Inc. and Daniel P. Hoogterp, dated September 25, 2009

Exhibit Number	Description

10.8*	Amendment to Employment Agreement between Bankrate, Inc. and Donaldson Ross, dated as of September 25, 2009

10.9*	Form of Class B Common Share Purchase Agreement by and among BEN Holdings, Inc. and members of the management

10.10*	Class B Common Share Purchase Agreement by and between BEN Holdings, Inc., Brothers Brook, LLC and Jeffery Boyd

10.11*	Form of Class B Recourse Secured Promissory Notes issued by BEN Holdings, Inc. to members of the management

10.12*	Form of Executive Stock Pledge Agreement by and between BEN Holdings, Inc., and members of the management

10.13*	Form of Director Indemnification Agreement dated March 1, 2010, between Bankrate, Inc., BEN Holdings, Inc., and members of the management

10.14*	Form of Indemnification Agreement by and between BEN Holdings, Inc., and members of the management

10.15*	Bankrate, Inc. Amended and Restated Exit Event Incentive Bonus Plan (October 2010)

10.16*	Form of Fourth Amended and Restated Stockholders Agreement

10.17*	Lease by and between Gardens Plaza Investors, LLC and Bankrate, Inc., dated November 3, 2005

10.18*	Lease Agreement between RGK Rentals, Ltd. and CreditCards.com, Inc., dated November 16, 2007

10.19*	Amended and Restated Office Lease by and between 1860 Blake Street, LLC and NetQuote, Inc, dated September 22, 2008

10.20*	Form of Bankrate, Inc. 2011 Equity Compensation Plan

10.21*	Form of Bankrate, Inc. Senior Executive Annual Bonus Plan

10.22*	Form of Director Indemnification Agreement between Bankrate, Inc., and members of the management

10.23*	Revolving Credit Agreement, dated as of June 10, 2011 among Bankrate, Inc., the Guarantors, the Lenders, Goldman Sachs Bank USA and Merrill Lynch, Pierce, Fenner & Smith Incorporated

21.1*	List of Subsidiaries of Bankrate, Inc.

23.1	Consent of Wachtell, Lipton, Rosen & Katz (contained in Exhibit 5.1)

23.2	Consent of Grant Thornton LLP

23.3	Consent of PricewaterhouseCoopers LLP

23.4	Consent of Ernst & Young LLP

24.1	Power of Attorney (included in signature pages attached hereto)

*	Incorporated by reference to the Company’s Registration Statement on Form S-1 (333-173550).
#	Incorporated by reference to the Company’s Registration Statement on Form S-8 (333-175000).
†	To be filed by amendment.